Annual Report & Proxy Statement

2024

HASI



We are a leading climate positive investment firm that actively partners with clients to deploy real assets that facilitate the energy transition.



Our Vision

Every investment improves our climate future



Our Purpose

Make climate positive investments with superior risk-adjusted returns



Our Values

Solve client problems

Embrace collaboration

Ask good questions



Contents

Investment with AES in Highlander Solar, a 225 MW solar project located in Spotsylvania County, Virginia. Photo courtesy of AES.

Letter from the CEO

Dear Stakeholders:

It is my privilege to compose my first annual letter as CEO of HASI. The year 2023 was pivotal for both HASI and the energy transition with several noteworthy milestones.

I first want to commend Jeff Eckel on both his exceptional tenure as CEO and his execution on the executive transition. Jeff created the foundation for our success and continues to provide strategic support and advice on key initiatives as our Executive Chair. I am grateful for his leadership and ongoing guidance.

Our vision and investment thesis are unchanged and increasingly affirmed by emerging trends. We continue to find strong risk-adjusted returns in climate positive investments, attracting additional investors, while retaining our top-notch, mission-driven talent.

The economic viability of the energy transition was questioned in 2023, as a few negative datapoints were conflated to suggest the energy transition is financially unfeasible. However, this was a false narrative. The energy transition is both economically sound and vital to national security. The Russian-Ukrainian war only further reinforces the need for reliable domestic energy. Clean energy remains the dominant component of incremental sources of power, and demand remains robust, driven in particular by the exponential growth of data centers.

Recent forecasts of energy demand have been revised upward, which reflects ongoing challenges with climate goals, but ultimately will result in an emphasis on additional supply. A significant component of this supply will be renewable energy, creating an expected elevated volume of investment opportunity.

In March 2023, we held our inaugural Investor Day, which provided a forum for simplifying our strategy, describing our business in more detail and spotlighting our exceptional team. Throughout the day, we discussed HASI's differentiated business model of Climate|Clients|Assets, reflecting that we make climate positive investments in partnership with programmatic clients at the asset level in underlying project cash flows.

Our strategy has proven resilient as we have continued to increase profitability despite the challenges posed by the higher interest rate environment. Our business is likewise positioned for success in any public policy landscape.

As we celebrated the 10th anniversary of our Initial Public Offering last April, our demonstrated track record of consistently increasing our profitability is further evidence our strategy is succeeding. Our approach of partnering with sponsors and developers facilitating the energy transition allows us to combat climate change while producing strong returns for our shareholders.

Americas Energy Transition Investment



Source: BloombergNEF



Ringing the Closing Bell® at the New York Stock Exchange on April 13, 2023, to celebrate 10th anniversary of our listing.

2023 Review and Outlook for 2024

We had an enormously successful 2023. We closed a record $2.3 billion of new transactions with attractive returns and increased our Portfolio by 44%. We successfully raised $1.9 billion of new capital despite the challenges in the capital markets. This resulted in a 21% increase in our Net Investment Income and a 7% increase in our Distributable Earnings per share. Our newest market, Fuels, Transport & Nature, had a terrific first year, producing 30% of our new investments in 2023.

These outstanding results and the prospects for the business allowed us to provide new three-year guidance of 8-10% compound growth in Distributable Earnings through 2026. This is consistent with our long-term vision of 10% annual growth in earnings and retention of 50% of earnings for reinvestment, while distributing 50% as stockholder dividends.

Sustainability and Impact Leadership

In 2023, we strengthened our commitment to Sustainability and Impact by sharpening our focus on issues material to our consistently strong business results. Indeed, we continue to exceed expectations by implementing strategic initiatives aimed at driving industry best practices.

In addition to continuing to use CarbonCount to measure the impact of our investments, we are advocating for "emissions matching" in the Greenhouse Gas Protocol (GHGP) update process through the Emissions First Partnership. We co-founded this partnership with leading corporate buyers to bolster standardization and accuracy in carbon accounting. We also established and validated Net Zero targets utilizing the Science-based Targets Initiative's methodological framework.

In addition, our employee-led Business Resource Groups (BRGs) provide valuable support to HASI employees via both employee engagement and philanthropic initiatives. Empowering the BRGs has resulted in more awareness across the company of the unique challenges faced by various populations, educating our team about historical obstacles and current priorities. Ultimately, these groups strengthen our team and enhance its collaboration.

Funded by our annual Social Dividends, the HASI Foundation continued its philanthropic leadership at the intersection of climate action and social justice. Since 2021, HASI has contributed more than $6.5 million to the Foundation, which has supported more than a dozen nonprofit partners that are creating positive and lasting societal impact.

Conclusion

It has been a tremendous honor to begin serving as CEO of HASI in 2023. Our superb team of focused and dedicated professionals continues to both achieve our financial goals and make a difference on climate and in our community. They inspire me every day, and I strongly believe we are only beginning to realize HASI's true potential.

Respectfully,

Jeffrey A. Lipson
Chief Executive Officer
April 2024



Recent Highlights

Key Performance Indicators

		FY23	FY22	Growth (YOY)
EPS	GAAP-based	$1.42	$0.47	
	Distributable[1]	$2.23	$2.08	+7%
NII	GAAP-based	$58m	$45m	
	Distributable[1]	$217m	$180m	+21%
Portfolio Yield[1]		7.9%	7.5%	
Portfolio[2]		$6.2b	$4.3b	+44%
Managed Assets[1]		$12.3b	$9.8b	+26%
Distributable ROE[3]		11.8%	11.4%	
Pipeline		>$5b	>$4.5b	
Transactions Closed		$2.3b	$1.8b	



carboncount[®4]

FY23	FY22
0.33	0.35

Incremental Annual Avoided Carbon Emissions

~767k MT | **~615k MT**



watercount[®5]

FY23	FY22
300	1,180

Incremental Annual Water Savings

~687m G | **~2.0b G**

New Three-Year Guidance Through 2026

Distributable EPS



Guidance
Distributable EPS (2024 – 2026)[1,6]
8% – 10% (CAGR)

$2.97
$2.89
$2.81

Current Guidance

$2.23

2023 | **2024** | 2025 | 2026

Expected Compound Annual Growth

Distributable EPS (2024 – 2026)[6]: 8% – 10%
DPS: 60% – 70% Payout Ratio

---

(1) See Item 7 to our Form 10-K, filed on February 16, 2024 with the SEC, for an explanation of Distributable Earnings, Distributable Net Investment Income ("NII"), Portfolio Yield and Managed Assets, including reconciliations to the relevant GAAP measures, where applicable.

(2) GAAP-based.

(3) Distributable Return on Equity ("ROE") is calculated using Distributable Earnings for the period and the average of the quarterly ending equity balances for the period.

(4) CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO2e) emissions.

(5) WaterCount™ is a scoring tool20 that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment.

(6) Relative to the 2023 baseline.

Growth Highlights

GAAP and Distributable EPS[1]



Distributable EPS CAGR: 12%

	2019	2020	2021	2022	2023
GAAP EPS	$1.24	$1.10	$1.51	$0.47	$1.42
Distributable EPS	$1.40	$1.55	$1.88	$2.08	$2.23

GAAP-based and Distributable NII[1]



Distributable NII CAGR: 28%

	2019	2020	2021	2022	2023
GAAP-based NII	$38	$29	$11	$45	$58
Distributable NII	$82	$88	$134	$180	$217

Managed Assets[1]



CAGR: 19%

	2019	2020	2021	2022	2023
Off Balance Sheet	$4.1	$4.3	$5.2	$5.5	$6.2
Balance Sheet Portfolio	$2.1	$2.9	$3.6	$4.3	$6.1
Total	$6.2b	$7.2b	$8.8b	$9.8b	$12.3b

Portfolio Yield[1] and Cost of Debt[2]



	2018	2019	2020	2021	2022	2023
Portfolio Yield	6.8%	7.6%	7.6%	7.5%	7.5%	7.9%
Interest Expense / Average Debt Balance	5.4%	4.9%	5.1%	4.6%	4.3%	5.0%

(1) See Item 7 to our Form 10-K, filed on February 16, 2024 with the SEC, for an explanation of Distributable Earnings, Distributable NII, Portfolio Yield and Managed Assets, including reconciliations to the relevant GAAP measures, where applicable.

(2) Excludes incremental interest expense related to debt prepayments. Shown here as a percentage of average debt balance.

Investment Spotlights

Behind-the-Meter

Fuels, Transport & Nature





605 MW

Behind-the-Meter



~48 MW

>$30m

CarbonCount: 0.46

Senior debt investment with Bioenergy Devco in an anaerobic digestion food waste to renewable natural gas (RNG) facility located in Maryland. Our investment in this facility expands and diversifies our RNG platform.

CarbonCount: 0.32

Structured equity investment with AES in a 605 MW portfolio of solar and solar-plus-storage assets spanning seven power markets and 11 states: Arizona, California, Colorado, Connecticut, Georgia, Hawaii, Illinois, Massachusetts, New York, Rhode Island, and Vermont. Our investment in this portfolio of 200 operational renewable energy projects, composed primarily of community solar and commercial & industrial solar assets, adds significant diversity and scale to our portfolio.

CarbonCount: 0.21

Follow-on equity investment with Forefront Power in a ~48 MW portfolio of commercial and industrial ground-mounted, carport, and rooftop solar assets, including several projects paired with battery storage, located across California. Our investment in this high-quality portfolio expands our programmatic relationship with a leading developer of distributed solar and storage projects.

Awards & Recognition

Below is a list of recent awards and recognition that HASI has received for its sustainability efforts and achievements.

Awards

The Cleanie Awards®

2023 Clean Energy Investment Leader of the Year (Gold)

Real Leaders®

2023 Top Impact Companies

Reuters Global Energy Transition Awards

2024 Green Business Culture Category Finalist

ESG Investing

2023 Best Sustainability Reporting (Financials) & Best Climate Reporting (Small/Mid-Cap)

Ratings

STATE STREET GLOBAL ADVISORS
R-Factor™
Leader
Top 10th Percentile

SUSTAINALYTICS
Low Risk

ISS ESG▷ B+
Top 10th Percentile

CDP DISCLOSURE INSIGHT ACTION
A LIST 2023
CLIMATE

MSCI ESG RATINGS **AA**

| CCC | B | BB | BBB | A | AA | AAA |

Partners in Purpose

Global Frameworks

➜ UN Sustainable Development Goals

Climate Action

➜ Science-based Targets Initiative
➜ Net Zero Asset Managers Initiative
➜ Emissions First Partnership

Sustainability Reporting Standards

➜ International Sustainability Standards Board
➜ Task Force on Climate-Related Financial Disclosures
➜ The Partnership for Carbon Accounting Financials

Diversity & Inclusion

➜ CEO Action for Diversity & Inclusion
➜ The Hawthorn Club

Sustainability Report Card

The eleventh annual edition of our Sustainability Report Card discloses the CarbonCount® associated with each HASI investment. CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions.

Market	Region	CarbonCount		Market	Region	CarbonCount
BTM	West	3.43		BTM	South	0.26
BTM	East	2.86		BTM	South	0.26
BTM	South	1.77		BTM	National	0.25
BTM	South	0.82		BTM	National	0.24
GC	West	0.77		BTM	West	0.24
GC	Midwest	0.62		GC	West	0.23
GC	South	0.56		BTM	West	0.22
GC	South	0.54		GC	West	0.22
BTM	Midwest	0.52		BTM	West	0.21
GC	West	0.51		FTN	National	0.17
GC	West	0.48		GC	West	0.09
GC	West	0.47		BTM	South	0.08
FTN	South	0.46		BTM	South	0.08
GC	West	0.43		GC	South	0.06
GC	West	0.38		BTM	Midwest	0.06
BTM	Midwest	0.38		BTM	South	0.05
GC	West	0.37		BTM	East	0.05
BTM	Midwest	0.36		FTN	East	0.05
BTM	East	0.32		BTM	Midwest	0.05
BTM	Midwest	0.32		FTN	West	0.04
BTM	Midwest	0.32		BTM	South	0.01
BTM	South	0.31		BTM	West	0.01
BTM	National	0.31		BTM	South	0.00
BTM	West	0.29		FTN	National	0.00
BTM	Midwest	0.28		FTN	National	0.00
BTM	Midwest	0.28		FTN	National	0.00
BTM	East	0.27		BTM	West	0.00

Total

CarbonCount	MT CO2 Avoided
0.33	767k
2023 Investments	

WaterCount	Gallons of Water Saved
300	~687m
2023 Investments	

BTM = Behind-the-Meter, which includes energy efficiency, C&I/community/residential solar, and solar-plus-storage investments.
GC = Grid-Connected, which includes solar, solar-plus-storage, storage, solar land, and onshore wind investments.
FTN = Fuels, Transport & Nature, which includes RNG, fleet decarbonization, and ecological restoration.
CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions. Estimated carbon savings are calculated using the estimated kilowatt hours ("kWh"), gallons of fuel oil, million British thermal units ("MMBtus") of natural gas and gallons of water saved as appropriate, for each project. The energy savings are converted into an estimate of metric tons of CO_2 equivalent emissions based upon the project's location and the corresponding emissions factor data from the U.S. Government, International Energy Administration, and Locational Marginal Emissions factors. Portfolios of projects are represented on an aggregate basis. WaterCount™ is a scoring tool that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment. Estimated water savings are calculated as the sum of the direct annual estimated water savings from energy efficiency measures such as low-flow water fixtures and the annual indirect water savings associated with the annual kWh generated and saved by our investments. The annual kWh of electricity generated and saved by our investments are multiplied by the amount of water withdrawn and not returned to local water systems based upon the project's location and the existing grid electricity generating units in that region. Indirect water savings is estimated using data prepared by the U.S. Government's Energy Information Administration and the Union of Concerned Scientists.

HASI

Notice of 2024 Annual Meeting of Stockholders



When	Where	Record Date
June 6, 2024 9:30 a.m. Eastern Time	The meeting will be held via a live webcast at **www.virtualshareholdermeeting.com/HASI2024** *(password: enter your 16 digit control number)*	Close of business on March 21, 2024





How to Vote

ONLINE

(During the Annual Meeting)
Access **www.virtualshareholdermeeting.com/HASI2024** (password: your 16 digit control number) and follow the on-screen instructions.

(Before the Annual Meeting)
Go to **www.proxyvote.com** to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date.

MAIL

Mark, sign and date your proxy card and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TELEPHONE

1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

All stockholders are cordially invited to attend the Annual Meeting virtually. By hosting the Annual Meeting online, we are able to communicate more effectively with our stockholders, enable increased attendance and participation from locations around the world, and reduce costs, which aligns with our broader sustainability goals. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting. Online check-in will begin at 9:15 a.m., Eastern Time, and you should allow ample time for the online check-in procedures. During the upcoming virtual meeting, you may ask questions and will be able to vote your shares online from any remote location with internet connectivity. We will respond to as many inquiries at the Annual Meeting as time allows.

Items to be voted on:

1	Elect ten director nominees to serve on our board of directors
2	Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024
3	Provide non-binding advisory approval of our executive compensation
4	Approval of the conversion of the Company from a Maryland corporation to a Delaware corporation under the name "HA Sustainable Infrastructure Capital, Inc." in accordance with the Plan of Conversion attached to the accompanying proxy statement
5	Such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof

The attached proxy statement describes these items.

Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held June 6, 2024.

Our notice of annual meeting, proxy statement and 2023 Annual Report on Form 10-K are available at: **www.proxyvote.com** and **www.investors.HASI.com**.

By Order of our Board of Directors,

/s/ Steven L. Chuslo
Steven L. Chuslo
Secretary

Annapolis, Maryland
April 15, 2024

Proxy Statement Table of Contents

Proxy Summary

This summary highlights certain information from this Proxy Statement, but does not contain all the information that you should consider. Please read the entire Proxy Statement before voting your shares. For more complete information regarding our 2023 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2023.

When	Where	Record Date
June 6, 2024 9:30 a.m. Eastern Time	The meeting will be held via a live webcast at **www.virtualshareholdermeeting.com/HASI2024** *(password: enter your 16 digit control number)*	Close of business on March 21, 2024

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

PROPOSAL	BOARD OF DIRECTORS RECOMMENDATION	MORE INFORMATION
Elect ten director nominees to serve on our board of directors until the Company's 2025 annual meeting of stockholders and until their respective successors are duly elected and qualify	✓ **FOR** all nominees listed below	Page 5
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2024	✓ **FOR**	Page 37
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	✓ **FOR**	Page 40
Approval of the conversion of the Company from a Maryland corporation to a Delaware corporation under the name "HA Sustainable Infrastructure Capital, Inc." in accordance with the Plan of Conversion attached to the accompanying proxy statement	✓ **FOR**	Page 76

Director Nominees[1]

Name	Age	Independent	Principal occupation	Committees	Other public boards	Director since
Jeffrey W. Eckel *Executive Chair*	65		Former Chief Executive Officer & President, Hannon Armstrong Sustainable Infrastructure Capital, Inc.		0	Executive Chair since March 2023; Chair from 2013 to February 2023; Director since 2013
Jeffrey A. Lipson *Chief Executive Officer*	56		Chief Executive Officer & President, Hannon Armstrong Sustainable Infrastructure Capital, Inc.		0	2023
Teresa M. Brenner *Lead Independent Director*	60	✓	Former Managing Director & Associate General Counsel, Bank of America Corporation	Compensation, NGCR (Chair)	0	Lead Independent Director since 2019; Director since 2016
Lizabeth A. Ardisana	71	✓	Chief Executive Officer & Principal Owner, ASG Renaissance, LLC	Audit, Compensation	2	2022
Clarence D. Armbrister	66	✓	Former President, Johnson C. Smith University	NGCR, Finance and Risk	0	2021
Nancy C. Floyd	69	✓	Former Managing Director, Nth Power LLC	Audit, Finance and Risk	0	2021
Charles M. O'Neil	71	✓	Former Chief Executive Officer and Chairman of the Board, ING Capital, LLC	Finance and Risk (Chair), NGCR	0	2013
Richard J. Osborne	73	✓	Former Chief Financial Officer, Duke Energy Corporation	Audit, Compensation (Chair)	0	2013
Steven G. Osgood	67	✓	Chief Executive Officer, Square Foot Companies, LLC	Audit (Chair), Compensation	1	2015
Kimberly A. Reed	53	✓	Former Chairman of the Board of Directors, President, and Chief Executive Officer, Export-Import Bank of the United States	Audit, Finance and Risk	2	2023

(1)   Furnished as of March 21, 2024.

Director Nominee Highlights

Our board of directors has a strong mix of desired attributes, including business experience, tenure, age, diversity and independence. Four of ten director nominees have joined our board of directors since 2019, three of whom are independent directors. The following is a snapshot of some key characteristics of our director nominees.

Diversity



5 White Men

10 Directors

3 White Women

1 Woman of Color

1 Man of Color

Tenure

FIVE 1-4 YEARS


ONE 5-8 YEARS


FOUR 9+ YEARS


3
Financial Experts

65
Average Age

Qualifications

CEO/SENIOR LEADERSHIP EXPERIENCE	STRATEGIC PLANNING	HUMAN CAPITAL MANAGEMENT
 **10/10**	 **10/10**	 **10/10**
CPA OR FINANCIAL	CORPORATE GOVERNANCE	FINANCIAL SERVICES
 **6/10**	 **10/10**	 **7/10**
POWER/UTILITY/NATURAL RESOURCES INDUSTRIES	TECHNOLOGY	MERGERS & ACQUISITIONS
 **4/10**	 **1/10**	 **6/10**
RISK MANAGEMENT	COMMERCIAL LENDING	
 **10/10**	 **4/10**	

Governance Highlights

Separate Chair and CEO	On March 1, 2023, we separated the roles of chair and chief executive officer
Sustainability and Impact Governance	Robust oversight structure covering our strategies, activities, and policies, including our Sustainability Investment Policy, Environmental Policies, and Human Rights and Human Capital Management Policies
Commitment to DEIJA	Women and racially diverse directors constitute half our director nominees and a majority of our independent directors

Compensation Highlights

Pay for Performance Philosophy	Executive compensation encourages and rewards strong financial and operational performance
Implicit Link to Sustainability and Impact Performance	Executive compensation is implicitly linked to Sustainability and Impact performance due to our focus on investments in climate solutions, which drive growth in key compensation-linked financial metrics
CEO Pay Ratio	For 2023, the compensation for our chief executive officer was 34x the compensation of our median employee

Proxy Statement for Annual Meeting of Stockholders to be Held on June 6, 2024

This proxy statement is being furnished to stockholders in connection with the solicitation of proxies by and on behalf of the board of directors of Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation (the "Company," "we," "our" or "us"), for use at the Company's 2024 annual meeting of stockholders (the "Annual Meeting") to be held via a live webcast at www.virtualshareholdermeeting.com/HASI2024 (password: enter your 16-digit control number) on June 6, 2024, at 9:30 am, Eastern Time, or at any postponements or adjournments thereof.

Proposal No. 1
Election of Directors

Our board of directors is currently comprised of eleven directors: Jeffrey W. Eckel, Jeffrey A. Lipson, Lizabeth A. Ardisana, Clarence D. Armbrister, Teresa M. Brenner, Michael T. Eckhart, Nancy C. Floyd, Charles M. O'Neil, Richard J. Osborne, Steven G. Osgood and Kimberly A. Reed. In accordance with our charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), each director was elected at the 2023 Annual Meeting to hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualifies, or until the director's earlier resignation, death or removal. See "—Identification of Director Candidates" and "—Vacancies."

Upon the recommendation of the Nominating, Governance and Corporate Responsibility Committee of our board of directors (the "NGCR Committee"), our board of directors has nominated ten of our current directors to stand for election as directors at the Annual Meeting — Jeffrey W. Eckel, Jeffrey A. Lipson, Lizabeth A. Ardisana, Clarence D. Armbrister, Teresa M. Brenner, Nancy C. Floyd, Charles M. O'Neil, Richard J. Osborne, Steven G. Osgood and Kimberly A. Reed (the "director nominees"). The director nominees were selected based on the qualifications and experience described in the biographical information below. Having reached the target retirement established by our board of directors, Mr. Eckhart, whose term expires at the Annual Meeting, has not been renominated for election. Effective upon the expiration of Mr. Eckhart's term, the size of our board of directors will be reduced from eleven to ten directors.

The procedures and considerations of the NGCR Committee in recommending qualified director nominees are described below under "—Identification of Director Candidates." Each director nominee's term will run until the next annual meeting of stockholders following the Annual Meeting and until their respective successors are duly elected and qualify.

It is intended that the shares of our common stock, par value $0.01 per share (the "Common Stock") represented by properly submitted proxies will be voted by the persons named therein as proxy holders **FOR** the election of each of the director nominees listed in this Proxy statement unless otherwise instructed. See "—Voting on Director Nominees" below for more information.

>  Our board of directors recommends a **vote FOR** the election of each of the director nominees.

Information About the Director Nominees[1]

JEFFREY W. ECKEL



Age 65

Executive Chair –
Board of Directors
since 2023

Mr. Eckel has served as executive chair from March 2023. Mr. Eckel served as chief executive officer, president and chair from 2013 through February 2023, and was with the predecessor of our Company as president and chief executive officer since 2000 and prior to that from 1985 to 1989 as a senior vice president. Mr. Eckel serves on the board of trustees of The Nature Conservancy of Maryland and DC. Mr. Eckel was appointed by the governor of Maryland to the board of the Maryland Clean Energy Center in 2011 where Mr. Eckel served until 2016 while also serving as its chairman from 2012 to 2014. Mr. Eckel has over 35 years of experience in financing, owning and operating infrastructure and energy assets. Mr. Eckel received a Bachelor of Arts degree from Miami University in 1980 and a Master of Public Administration degree from Syracuse University, Maxwell School of Citizenship and Public Affairs, in 1981. We believe Mr. Eckel's extensive experience in managing companies operating in the energy sector and expertise in energy investments make him qualified to serve as executive chair.

JEFFREY A. LIPSON



Age 56

Director since 2023

Chief Executive Officer
and President

Mr. Lipson has served as chief executive officer and president from March 2023. He served as executive vice president and our chief operating officer from 2021 to February 2023, and as our chief financial officer from 2019 to February 2023. Previously, Mr. Lipson was president and chief executive officer and director of Congressional Bancshares and its subsidiary Congressional Bank (now Forbright Bank). Mr. Lipson has also been a senior vice president and the treasurer of CapitalSource Inc. and its subsidiary CapitalSource Bank and a senior vice president, Corporate Treasury, at Bank of America and its predecessor FleetBoston Financial. Mr. Lipson received a Bachelor of Science degree in Economics from Pennsylvania State University in 1989 and a Master of Business Administration in Finance from New York University's Leonard N. Stern School of Business in 1993. We believe Mr. Lipson's significant prior experience as a chief executive officer and his extensive financial expertise make him qualified to serve as president and chief executive officer and as a member of our board of directors.

TERESA M. BRENNER



Age 60

Independent Director
since 2016

Lead Independent Director
since 2019

Committee:

- NGCR Committee (Chair)
- Compensation Committee

Ms. Brenner retired from Bank of America Corporation in 2012, where she served in a variety of roles for approximately 20 years, including most recently as a managing director and associate general counsel. Ms. Brenner served on the board of directors of Residential Capital, LLC from March 2013 to December 2013 during its restructuring and through the confirmation of its bankruptcy proceeding. Ms. Brenner is a member of the National Association of Corporate Directors, the Society of Corporate Governance, and the American Corporate Counsel Association, and is a member in good standing of the North Carolina State Bar. Ms. Brenner has also held a variety of philanthropic and civic roles, including serving as president of Temple Israel and chairperson of Right Moves for Youth. Ms. Brenner received a Bachelor of Arts degree magna cum laude and with honors in history from Alma College in 1984 where she was inducted into Phi Beta Kappa and a Juris Doctorate cum laude from Wake Forest University School of Law in 1987 where she was a Carswell Scholar and an editor of its Law Review. We believe Ms. Brenner's extensive experience in corporate governance and corporate strategy, law and compliance, and finance and capital markets gives her valuable insight and enables her to make significant contributions as a member of our board of directors.

(1)   Furnished as of March 21, 2024.

LIZABETH A. ARDISANA



Age 71

Independent Director
since 2022

Committee:
• Audit Committee
• Compensation Committee

Ms. Ardisana is chief executive officer and the principal owner of ASG Renaissance LLC, which she founded in 1987. ASG Renaissance is a technical and communication services firm with more than three decades of experience providing services to a wide range of clients in the automotive, environmental, defense, construction, healthcare, banking and education sectors. She is also chief executive officer of Performance Driven Workforce LLC, a scheduling and staffing firm that was founded in 2015 and has since expanded into five states. Prior to founding ASG Renaissance LLC, Ms. Ardisana worked at Ford Motor Company for 14 years, holding various management positions in vehicle development, product planning and marketing. As a Hispanic and female business owner, Ms. Ardisana is an active business and civic leader in Michigan. She has served on the boards of publicly held Clean Energy Fuels Corp. (Nasdaq: CLNE) since 2019 and Huntington Bancshares Inc. (Nasdaq: HBAN) since 2016. She also serves on the board of the privately held U.S. Sugar Corporation. She was a member of the board of Citizens Republic Bancorp, Inc. from 2004 to 2013, and a member of the board of FirstMerit Corporation from 2013 to 2016. She has held numerous leadership positions in a variety of nonprofit organizations, including The Skillman Foundation, Charles Stewart Mott Foundation, Kettering University, Metropolitan Affairs Coalition, Focus: HOPE, and NextEnergy. Ms. Ardisana was appointed by the governor of Michigan to the executive board of the Michigan Economic Development Corporation and chairs its finance committee. She is the vice chair of the board of Wayne Health, where she serves on the audit committee and compensation committee. Ms. Ardisana holds a Bachelor of Science degree in mathematics and computer science from the University of Texas, a Master of Science degree in mechanical engineering from the University of Michigan, and a Master of Business Administration degree from the University of Detroit. We believe Ms. Ardisana's considerable experience and relationships in the automotive and environmental industries, as well as skills acquired through serving as a chief executive officer and as a member of multiple public and private company boards, give her valuable insights and enable her to make significant contributions as a member of the Board.

CLARENCE D. ARMBRISTER



Age 66

Independent Director
since 2021

Committee:
• Finance and
  Risk Committee
• NGCR Committee

Mr. Armbrister served as president of Johnson C. Smith University from January 2018 through June 2023. Previously, Mr. Armbrister served as president of Girard College from 2012 to 2017. Mr. Armbrister has served as chair of the audit committee and a member of the compensation committee of Health Partners Plans Inc. since 2016. From 2008 to 2011, Mr. Armbrister served as chief of staff to the former Mayor of Philadelphia, Michael A. Nutter. Mr. Armbrister also served as senior vice president for administration and subsequently executive vice president and chief operating officer of Temple University from 2003 to 2007. Prior to that Mr. Armbrister served as vice president and director in the Municipal Securities Group and in other positions at PaineWebber & Co. (subsequently UBS PaineWebber Incorporated) from 1999 to 2003 and also served as an adjunct faculty member of the Beasley School of Law at Temple University from 1997 to 1998. From 1996 to 1998, Mr. Armbrister served as managing director of the Philadelphia School District and prior to that, in 1994, he was appointed Philadelphia City treasurer. From 1982 to 1994, Mr. Armbrister was an associate and then partner at Saul, Ewing, Remick & Saul (currently known as Saul Ewing Arnstein & Lehr LLP). Mr. Armbrister also serves on the boards of various organizations, including the board of directors for Health Partners Plan and the board of trustees of Devereux Advanced Behavioral Health, of which he was elected chair in November 2023. Mr. Armbrister is also a former member of the board of directors of the Charlotte Regional Business Alliance, the board of directors of the National Adoption Center and the Community College of Philadelphia's board of trustees. Mr. Armbrister received a Bachelor of Arts degree in Political Science and Economics from the University of Pennsylvania in 1979 and a Juris Doctor degree from the University of Michigan Law School in 1982. We believe Mr. Armbrister's over 35 years of experience in education, law, government and finance gives him valuable insight and enables him to make significant contributions as a member of our board of directors.

NANCY C. FLOYD



Age 69

Independent Director
since 2021

Committee:
• Audit Committee
• Finance and
  Risk Committee

Ms. Floyd served as a managing director of Nth Power LLC, a venture capital firm she founded that specialized in clean energy technology, from 1993 to 2022. From 1989 to 1993, Ms. Floyd joined and started the technology practice for the utility consulting firm, Barakat and Chamberlain. From 1985 to 1988, Ms. Floyd was on the founding team and worked at PacTel Spectrum Services, a provider of network management services that was sold to IBM. In 1982, Ms. Floyd founded and served as chief executive officer of NFC Energy Corporation, one of the first wind development companies in the United States, which she successfully sold. From 1977 to 1980, Ms. Floyd served as director of special projects of the Vermont Public Service Board (currently known as Vermont Public Utility Commission). Ms. Floyd has also served on the boards of 14 private, high growth, clean tech companies and was chair of the board for 4 of them. From 2020 to 2023, Ms. Floyd was a board member, chair of the audit committee and member of the compensation committee and nominating and corporate governance committee of Beam Global (Nasdaq: BEEM, BEEMW). She also served as a member of the board and chair of the audit committee of AltaGas Services and AltaGas Power Holdings (U.S.) Inc. (TSX: ALA) from 2018 to 2019, and board member of WGL Holdings, Inc. and Washington Gas (NYSE: WGL) from 2011 to 2018, where she sat on the audit committee and governance committee. Also, Ms. Floyd has served as fund advisor to Activate Capital from 2018 to 2021 and on the investment committee for The Christensen Fund from 2017 to 2021. Ms. Floyd received a Bachelor of Arts degree in Government from Franklin & Marshall College in 1976 and a Master of Arts degree in Political Science from Rutgers University in 1977. We believe Ms. Floyd's extensive experience in clean energy technology and utilities makes her qualified to serve as a member of our board of directors.

CHARLES M. O'NEIL



Age 71

Independent Director
since 2013

Committee:
- Finance and Risk
  Committee (Chair)
- NGCR Committee

Mr. O'Neil retired from ING Capital, LLC, at the end of 2015, where he served in a variety of executive and management roles for over 20 years, including as president, chief executive officer and chairman of the board of ING Capital, LLC and head of Structured Finance, Americas, the largest operating unit of ING Capital. Mr. O'Neil received a Bachelor of Science degree in Finance from The Pennsylvania State University in 1974 and a Master in Business Administration degree in International Finance from Fordham University in 1978. We believe Mr. O'Neil's experience of over 35 years in structured and project finance focusing on energy related projects, combined with his senior management role with a large international bank's wholesale banking activities in the Americas, makes him qualified to serve as a member of our board of directors.

RICHARD J. OSBORNE



Age 73

Independent Director
since 2013

Committee:
- Compensation
  Committee (Chair)
- Audit Committee

Mr. Osborne retired from Duke Energy Corporation in 2006, having served in a variety of executive roles including chief financial officer, chief risk officer, treasurer and group vice president for Public & Regulatory Affairs during his 31 years with the organization. Mr. Osborne also served as a director of Duke Energy Field Services, a joint venture between Duke Energy Corporation and ConocoPhillips, and as a director of TEPPCO Partners, LP, a master limited partnership managing mid-stream energy assets. He also chaired the Finance Divisions of the Southeastern Electric Exchange and Edison Electric Institute, and was a founding board member of the Committee of Chief Risk Officers. Subsequent to leaving Duke Energy, Mr. Osborne executed consulting assignments for clients in, or serving, the energy industry. Mr. Osborne presently serves on the boards of Chautauqua Institution and the Chautauqua Foundation, and is a trustee and immediate past chair of the board of the Penland School of Craft. Mr. Osborne received a Bachelor of Arts degree in History and Economics from Tufts University in 1973 and a Master of Business Administration from the University of North Carolina at Chapel Hill in 1975. We believe that Mr. Osborne's over 35 years of experience in energy sector finance makes him qualified to serve as a member of our board of directors.

STEVEN G. OSGOOD



Age 67

Independent Director
since 2015

Committee:
- Audit Committee (Chair)
- Compensation Committee

Mr. Osgood has served as the chief executive officer of Square Foot Companies, LLC, a Cleveland, Ohio-based private real estate company focused on self-storage and single-tenant properties, since 2008. Mr. Osgood is also a trustee for National Storage Affiliates Trust, a real estate investment trust ("REIT") focused on the ownership of self-storage properties, since its public offering in April 2015. Mr. Osgood serves as chair of the finance committee for the company and on its audit committee. Prior to his current position, Mr. Osgood served as president and chief financial officer of U-Store-It Trust (now named CubeSmart), a self-storage REIT from the company's initial public offering in 2004 to 2006. He also served as chief financial officer of several other REITs. Mr. Osgood is a former Certified Public Accountant. He graduated from Miami University with a Bachelor of Science degree in 1978 and graduated from the University of San Diego with a Masters in Business Administration in 1987. We believe that Mr. Osgood's experience as a chief executive officer and over 20 years of experience in corporate finance make him qualified to serve as a member of our board of directors.

KIMBERLY A. REED



Age 53

Independent Director
since 2023

Committee:
- Audit Committee
- Finance and
  Risk Committee

Ms. Reed has served as an external director of Takeda Pharmaceutical Company Limited since June 2022 and an independent director of Momentus Inc. since August 2021. From May 2019 to January 2021— after being confirmed by the U.S. Senate on a strong bipartisan basis — Ms. Reed served as the first woman chairman of the board of directors, president and chief executive officer of the Export-Import Bank of the United States (EXIM), the nation's official $135 billion export credit agency, where she worked to help U.S. companies, including those focused on clean and renewable energy, succeed in the competitive global marketplace. She previously served as president of the International Food Information Council Foundation where she focused on agriculture, nutrition, health, and sustainability issues; senior advisor to U.S. Treasury Secretaries Henry Paulson and John Snow; chief executive officers of the Community Development Financial Institutions Fund (CDFI Fund); and counsel to three committees of the U.S. Congress where she conducted oversight and investigations. Ms. Reed also currently serves on the American Swiss Foundation board of directors, and is a Distinguished Fellow with the Council on Competitiveness and the Atlantic Council Freedom and Prosperity Center. Additionally, she is involved with a variety of initiatives, including the Hudson Institute's Alexander Hamilton Commission on Securing America's National Security Innovation Base, Krach Institute for Tech Diplomacy at Purdue Advisory Council and Indiana University School of Public Health-Bloomington Dean's Alliance. Recognized as one of the "100 Women Leaders in STEM," she received the U.S. Department of Defense's highest civilian award — the Medal for Distinguished Public Service — and is a Council on Foreign Relations life member and a National Association of Corporate Directors (NACD) Certified Director. She holds a Juris Doctor degree from West Virginia University College of Law and a Bachelor of Science in Biology and a Bachelor of Arts in Government from West Virginia Wesleyan College. We believe Ms. Reed's experience in government and international finance, as well as her service on U.S. and non-U.S. public company boards, make her qualified to serve as a member of our board of directors.

Skills, Expertise and Attributes

The NGCR Committee and our board of directors consider a broad range of factors when selecting nominees. We seek highly qualified director candidates from diverse business, professional and educational backgrounds who combine a broad spectrum of experience and expertise with a reputation for the highest personal and professional ethics, integrity and values. We believe that, as a group, the director nominees bring a diverse range of perspectives that contribute to the effectiveness of our board of directors as a whole.

The table below represents some of the key skills and attributes that our board of directors has identified as particularly valuable to the effective oversight of the Company and the execution of our corporate strategy, and identifies the director nominees that have that skill or attribute. This director skills matrix is not intended to be an exhaustive list of each of our director nominees' skills and attributes or contributions to our board of directors.

SKILLS & EXPERTISE										
Experience	Eckel	Brenner	Ardisana	Armbrister	Floyd	Lipson	O'Neil	Osborne	Osgood	Reed
Risk Management	●	●	●	●	●	●	●	●	●	●
Capital Markets	●	●		●	●	●	●	●	●	●
CPA or Financial			●		●	●	●	●	●	
Power / Utility / Natural Resources Industries	●				●		●	●		
Financial Services	●	●		●	●	●	●			●
Strategic Planning	●	●	●	●	●	●	●	●	●	●
Technology					●					
CEO/Senior Leadership Experience	●	●	●	●	●	●	●	●	●	●
Mergers & Acquisitions			●	●	●	●		●	●	
Corporate Governance	●	●	●	●	●	●	●	●	●	●
Human Capital Management	●	●	●	●	●	●	●	●	●	●
Commercial Lending	●					●	●		●	

BACKGROUND										
Years on Board	11	8	1	3	3	1	11	11	9	1
Age	65	60	73	66	69	56	71	73	67	53
Gender Identification	M	F	F	M	F	M	M	M	M	F
African American / Black				●						
Asian / South Asian										
White / Caucasian	●	●			●	●	●	●	●	●
Hispanic / Latino			●							
Indigenous										
LGBTQ+										
Veteran										
Disabled										

Identification of Director Candidates

In accordance with our Corporate Governance Guidelines (the "Guidelines") and its written charter, the NGCR Committee is responsible for identifying director candidates for our board of directors and for recommending director candidates to our board of directors for consideration as nominees to stand for election at our annual meetings of stockholders. Director candidates are recommended for nomination for election as directors in accordance with the procedures set forth in the written charter of the NGCR Committee.

As noted above, we seek highly qualified director candidates from diverse business, professional and educational backgrounds who combine a broad spectrum of experience and expertise with a reputation for the highest personal and professional ethics, integrity and values. The NGCR Committee periodically reviews the appropriate skills and characteristics required of our directors in the context of the current composition of our board of directors, our operating requirements and the long-term interests of our stockholders. In accordance with the Guidelines, directors should possess the highest personal and professional ethics, integrity and values, exercise good business judgment, be committed to representing the long-term interests of the Company and our stockholders and have an inquisitive and objective perspective, practical wisdom and mature judgment. The NGCR Committee reviews director candidates with the objective of assembling a slate of directors that can best fulfill and promote our goals, taking into consideration personal factors and professional characteristics of each potential candidate, and recommends director candidates based upon contributions they can make to our board of directors and management and their ability to represent our long-term interests and those of our stockholders and other stakeholders.

The NGCR Committee evaluates the skill sets required for service on our board of directors and has developed a list of potential director candidates. If it is determined there is the need for additional or replacement board members, the NGCR Committee will assess potential director candidates included on the list as well as other appropriate potential director candidates based upon information it receives regarding such potential candidates or otherwise possesses, which assessment may be supplemented by additional inquiries. In conducting this assessment, the NGCR Committee considers knowledge, experience, skills, diversity and such other factors as it deems appropriate in light of our current needs and those of our board of directors. The NGCR Committee may seek input on director candidates from other directors. The NGCR Committee does not solicit director nominations, but it may consider recommendations by stockholders using the same criteria that it uses to evaluate other nominees. The NGCR Committee may, in its sole discretion, engage one or more search firms or other consultants, experts or professionals to assist in, among other things, identifying director candidates or gathering information regarding the background and experience of director candidates. The NGCR Committee will have sole authority to approve any fees or terms of retention relating to these services.

Our stockholders of record who comply with the advanced notice procedures set forth in our current Bylaws and outlined under the "Submission of Stockholder Proposals" section of this proxy statement may nominate candidates for election as directors. See "Submission of Stockholder Proposals" for information regarding providing timely notice of stockholder proposals under our Bylaws and the rules promulgated by the U.S. Securities and Exchange Commission (the "SEC").

Majority Vote Policy

The Guidelines provide for a majority vote policy for the election of directors. Pursuant to this policy, in any uncontested election of directors, any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall promptly tender his or her resignation to our board of directors following certification of the stockholder vote. The NGCR Committee shall promptly consider the resignation and make a recommendation to our board of directors with respect to the tendered resignation. In considering whether to accept or reject the tendered resignation, the NGCR Committee shall consider all factors it deems relevant, which may include the stated reasons, if any, why stockholders withheld votes from the director, any alternatives for curing the underlying cause of the withheld votes, the length of service and qualifications of the director, the director's past and expected future contributions to the Company, the composition of our board of directors, and such other information and factors as members of the NGCR Committee shall determine are relevant. Our board of directors will act on the NGCR Committee's recommendation no later than 90 days after the certification of the stockholder vote. Any director who tenders his or her resignation to our board of directors will not participate in the NGCR Committee's consideration or board action regarding whether to accept such tendered resignation.

We will promptly disclose our board of director's decision whether to accept the resignation as tendered (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a press release, a filing with the SEC or in another broadly disseminated means of communication.

Vacancies

In accordance with our Charter and Bylaws, any vacancies occurring on our board of directors, including vacancies occurring as a result of the death, resignation, or removal of a director, or due to an increase in the size of our board of directors, may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Voting on Director Nominees

A plurality of all the votes cast on the proposal at the Annual Meeting at which a quorum is present is necessary to elect a director. Proxies solicited by our board of directors will be voted FOR each director nominee unless otherwise instructed. Because directors are elected by a plurality of the votes cast in the election of directors, and no additional nominations may be properly presented at the Annual Meeting, 'withhold' votes will have no effect on the election of directors. However, any director nominee who receives a greater number of 'withhold' votes from his or her election than 'for' is required to tender his or her resignation as described above under "Majority Vote Policy." Abstentions and broker non-votes are not votes and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum. If the candidacy of any director nominee should, for any reason, be withdrawn prior to the Annual Meeting, the proxies will be voted by the proxy holders in favor of such substituted candidates (if any) as shall be nominated by our board of directors. Our board of directors has no reason to believe that any nominee will be unable or unwilling to serve as a director.

Board and Corporate Governance Structure

Corporate Governance Philosophy

Our corporate governance philosophy is based on maintaining a close alignment of our interests with those of our stockholders. Notable features of our current corporate governance structure include the following:

Our Board of Directors	Our Policies	Our Charter and Bylaws	Our Stockholder Engagement
• We separated the roles of chair and chief executive officer. • We have a majority vote policy for the election of directors. • Our board of directors is not staggered. • Nine of our eleven current directors are independent. • We have a Lead Independent Director. • Three directors qualify as an "audit committee financial experts" as defined by the SEC. • Four directors, including our Lead Independent Director, are women, constituting 36% of our board of directors. • Women and racially diverse directors constitute a majority of our nine independent directors. • We have established a target retirement age of 75 for our directors. • Our NGCR Committee oversees and directs our environmental, social and governance ("Sustainability and Impact") strategies, activities, policies and communications.	• Our board members and NEOs (as defined herein) are required to maintain certain levels of stock ownership in our company ranging between three and six times their base salary or retainer, depending on position. • Our Statement of Corporate Policy Regarding Equity Transactions prohibits our directors and officers from hedging our equity securities, holding such securities in a margin account or pledging such securities as collateral for a loan. • Our Clawback Policy provides for the possible recoupment of performance or incentive-based compensation in the event of an accounting restatement due to material noncompliance by us with any financial reporting requirements under the securities laws (other than due to a change in applicable accounting methods, rules or interpretations).	• We have opted out of the control share acquisition statute in the Maryland General Corporation Law (the "MGCL"). • We have exempted from the business combination statute in the MGCL transactions that are approved by our board of directors (including a majority of our directors who are not affiliates or associates of the acquiring person). • Our stockholders have the concurrent right to amend our Bylaws.	• We have an active stockholder outreach program, including annually providing our stockholders the opportunity to vote on an advisory basis on the compensation of NEOs.

In order to foster the highest standards of ethics and conduct in all business relationships, we have adopted a Code of Business Conduct and Ethics policy (the "Code of Conduct"). The Code of Conduct, which covers a wide range of business practices and procedures, applies to our officers, directors, employees, agents, representatives, and consultants. In addition, our whistleblowing policy (the "Whistleblower Policy") sets forth procedures by which any Covered Persons (as defined in the Whistleblower Policy) may report, on a confidential basis, concerns relating to any questionable or unethical accounting, internal accounting controls or auditing matters, as well as any potential Code of Conduct or ethics violations. We review these policies on a periodic basis with our employees.

Our Board of Directors

Our board of directors is responsible for overseeing our affairs, and it conducts its business through meetings and actions taken by written consent in lieu of meetings. Pursuant to our Charter and Bylaws and the MGCL, our business and affairs are managed under the direction of our board of directors. Our board of directors has the responsibility for establishing broad corporate policies and for our overall performance and direction, but is not involved in our day-to-day operations, which are managed by our senior management team. Members of our board of directors keep informed of our business by participating in meetings of our board of directors and its committees, by reviewing analyses, reports and other materials provided to them, and through discussions with our president and chief executive officer and other executive officers and other employees of the Company.

Our board of directors intends to hold at least four regularly scheduled meetings per year, generally one per calendar quarter, and additional special meetings as necessary.

Board of Directors Leadership Structure

Our board of directors has the flexibility to decide when the positions of chair and chief executive officer should be held by one person or separated, and whether an executive or an independent director should be chair. This allows our board of directors to choose the leadership structure that it believes will best serve the interests of our stockholders at any particular time. Currently, Mr. Eckel serves as the executive chair, and Mr. Lipson serves as our chief executive officer. In addition, our board of directors has an active Lead Independent Director, Teresa M. Brenner. Our board of directors believes that this leadership structure is best for the Company and its stockholders at this time.

Our board of directors considered the actual board relationships and determined that there is actual and effective independent oversight of management by our supermajority independent board led by Ms. Brenner in her capacity as our Lead Independent Director. Ms. Brenner has served as our Lead Independent Director since 2019. Our board of directors believes that this board leadership structure, when combined with the functioning of the independent director component of our board of directors and our overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of our business and affairs.

ROLE OF THE LEAD INDEPENDENT DIRECTOR



TERESA M. BRENNER

- Collaborate with the executive chair, chief executive officer and secretary to schedule meetings of our board of directors and to set meeting agenda
- Ensure that matters of concern or interest to the independent directors are appropriately scheduled for discussion at board of directors meetings
- Chair meetings in the absence of the executive chair
- Organize and preside over meetings and executive sessions of the independent directors
- Serve as the principal liaison between the independent directors and the executive chair or chief executive officer on matters where either person may be conflicted
- Together with the full board of directors, evaluate the performances of the chief executive officer and executive chair and meet with each of the chief executive officer and executive chair to discuss such evaluations
- Authorize the retention of outside advisors and consultants who report directly to our board of directors
- Meet regularly with the executive chair as well as each director
- Along with management, periodically meet with institutional and other investors

Director Independence, Executive Sessions and Independent Oversight

The Guidelines provide that a majority of the directors serving on our board of directors must be independent as required by NYSE listing standards. In addition, as permitted under the MGCL, our board of directors has adopted certain independence standards (the "Independence Standards") to assist it in making determinations with respect to the independence of directors. The Independence Standards are available for viewing on our website at www.hasi.com. Based upon its review of all relevant facts and circumstances, our board of directors has affirmatively determined that nine of our eleven current directors—Lizabeth Ardisana, Clarence Armbrister, Teresa Brenner, Michael Eckhart, Nancy Floyd, Charles O'Neil, Richard Osborne, Steven Osgood and Kimberly Reed—qualify as independent directors under the NYSE listing standards and the Independence Standards.

There is no familial relationship, as defined under the SEC regulations, among any of our directors or executive officers.

The independent directors serving on our board of directors meet in executive sessions at least four times per year at regularly scheduled meetings of our board of directors and are active in the oversight of the Company. These executive sessions of our board of directors are presided over by our Lead Independent Director, Ms. Brenner. The independent directors oversee such critical matters as the integrity of our financial statements, the evaluation and compensation of executive officers and the selection and evaluation of directors. Each independent director has the ability to add items to the agenda of our board of directors meetings or raise subjects for discussion that are not on the agenda for that meeting.

Committees

Our board of directors has four standing committees: the Audit Committee, the Compensation Committee, the Nominating, Governance and Corporate Responsibility Committee and the Finance and Risk Committee. Our committees are comprised solely of independent directors.



Audit Committee

Current Members

Steven G. Osgood (Chair)
Lizabeth A. Ardisana
Nancy C. Floyd
Richard J. Osborne
Kimberly A. Reed

Primary Responsibilities

- Engaging our independent registered public accounting firm.
- Reviewing with the independent registered public accounting firm the plans and results of the audit engagement.
- Approving professional services provided by the independent registered public accounting firm.
- Reviewing the independence of the independent registered public accounting firm.
- Considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.
- Overseeing:
  - our and our subsidiaries' corporate accounting and reporting practices,
  - the quality and integrity of our consolidated financial statements,
  - our compliance with applicable legal and regulatory requirements,
  - the performance, qualifications and independence of our external auditors, and
  - the staffing, scope of work, performance, budget, responsibilities and qualifications of our internal audit function, including the engagement of outside advisors to assist our internal audit function.
- Reviewing our policies with respect to risk assessment and risk management, which responsibility is shared with the Finance and Risk Committee.
- Reviewing, with management and external auditors, our unaudited interim and audited annual financial statements as well as approving the filing of our financial statements.
- Meeting with officers responsible for certifying our annual report on Form 10-K or any quarterly report on Form 10-Q prior to any such certification and reviewing with such officers any disclosures related to any significant deficiencies or material weaknesses in the design or operation of internal controls.
- Periodically discussing with our external auditors such auditors' judgments about the quality, not just the acceptability, of our accounting principles as applied in our consolidated financial statements.

The specific responsibilities of the Audit Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com.

Independence

Our board of directors has determined that all of the members of the Audit Committee are independent as required by the NYSE listing standards, SEC rules governing the qualifications of Audit Committee members, the Guidelines, the Independence Standards and the written charter of the Audit Committee.

Financial Expertise and Literacy

Our board of directors has also determined, based upon its qualitative assessment of their relevant levels of knowledge and business experience, that Mr. Osgood, Ms. Floyd and Mr. Osborne each qualify as an "audit committee financial expert" for purposes of, and as defined by, the SEC rules and each has the requisite accounting or related financial management expertise required by NYSE listing standards. In addition, our board of directors has determined that all of the members of the Audit Committee are financially literate as required by the NYSE listing standards.

Report

The Audit Committee Report is set forth beginning on page 38 of this proxy statement.



Compensation Committee

Current Members

Richard J. Osborne (Chair)
Lizabeth A. Ardisana
Teresa M. Brenner
Steven G. Osgood

Primary Responsibilities

- Overseeing the approval, administration and evaluation of our compensation plans, policies and programs.
- Reviewing the compensation of our directors and executive officers.
- Overseeing regulatory compliance with respect to compensation matters.
- Reviewing and approving and, when appropriate, recommending to our board of directors for approval, any employment agreements and any severance arrangements or plans for our executive officers.
- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any compensation consultant, legal counsel or other advisors.

The specific responsibilities of the Compensation Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com. In February 2024, our board of directors amended the Compensation Committee charter to (1) clarify the Compensation Committee's role in coordinating with the NGCR Committee to assist our board of directors in its oversight of the Company's practices as they relate to the Company's human capital management with respect to the Company's compensation plans (e.g., retention, talent management, and pay equity practices) and (2) delegate to the Compensation Committee the responsibility to adopt, amend and oversee the Company's policies regarding the recoupment of compensation paid to executives or employees, if and as the Compensation Committee deems appropriate or as required by law or the rules of the New York Stock Exchange. Further, the amendments clarified that it is not the duty of the Compensation Committee to administer the Company's compensation or human resources plans, policies or programs, the administration of which is the responsibility of our management.

Independence

Our board of directors has determined that each of the members of the Compensation Committee is independent as required by the NYSE listing standards, SEC rules, the Guidelines, the Independence Standards and the written charter of the Compensation Committee.

Compensation Consultant

Since 2018, the Compensation Committee has engaged Pay Governance LLC ("Pay Governance"), a compensation consulting firm, to assist the Compensation Committee on the setting of certain annual bonus targets for our NEOs. In July 2019, the Compensation Committee also engaged Pay Governance to provide analysis and recommendations regarding (1) base salaries, annual bonuses and long-term incentive compensation for our executive management team, and (2) the director compensation program for non-employee members of our board of directors. Pay Governance was also engaged in March 2021 to evaluate the benefits of adopting a Diversity, Equity, Inclusion, Justice and Anti-Racism ("DEIJA") policy as well as proposing various performance standards related to the promotion of such policy as it relates to the composition of the members of our board of directors and leadership team against which annual CEO compensation would be evaluated by our board of directors. Pay Governance reports directly to the Compensation Committee and the Compensation Committee has determined that Pay Governance is independent pursuant to the Company's Compensation Committee charter.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised solely of independent directors. No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries. Other than Mr. Eckel and Mr. Lipson's service both as executive officers and as members of our board of directors, none of our executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Report

The Compensation Committee Report is set forth beginning on page 58 of this Proxy Statement.



NGCR Committee

Current Members

Teresa M. Brenner (Chair)
Clarence D. Armbrister
Michael T. Eckhart
Charles M. O'Neil

Primary Responsibilities

- Reviewing periodically and making recommendations to our board of directors on the range of qualifications that should be represented on our board of directors and eligibility criteria for individual board membership.

- Seeking, considering and recommending to our board qualified candidates for election as directors and approving and recommending to the full board of directors the election of each of our officers and, if necessary, a lead independent director.

- Reviewing and making recommendations on matters involving the general operation of our board of directors and our corporate governance and annually recommending nominees for each committee of our board of directors.

- Reviewing the Company's strategies, activities, policies, and communications regarding sustainability and other Sustainability and Impact related matters, including our CarbonCount® and WaterCount™ score, and making recommendations to our board of directors with respect thereto.

- Annually facilitating the assessment of our board of directors' performance as a whole and that of the individual directors and reports thereon to our board of directors.

The specific responsibilities of the NGCR Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com. In February 2024, our board of directors amended the NGCR Committee charter to delegate to the NGCR Committee the responsibility to (1) advise management regarding strategic human capital initiatives, including leadership succession, talent development and progression, recruiting, retention and culture, (2) review and monitor the development, implementation, and effectiveness of the Company's practices, policies, and strategies relating to human capital management as they relate to the Company's workforce generally including, but not limited to, policies and strategies regarding recruiting, engagement, retention, employee learning, career development and progression, succession planning, corporate culture, and employment practices, (3) coordinate with the Company's Compensation Committee to assist our board of directors in its oversight of the Company's practices as they relate to the Company's human capital management with respect to the Company's compensation plans (e.g., retention, talent management, and pay equity practices), and (4) review and discuss with management the human capital management disclosures, as required, for the Company's annual proxy statement or annual report on Form 10-K and determine whether to recommend to the Board that such human capital management disclosures, be included in the annual proxy statement or annual report on Form 10-K.

Independence

Our board of directors has determined that each of the members of the NGCR Committee is independent as required by the NYSE listing standards, the Guidelines, the Independence Standards and the written charter of the NGCR Committee.



Finance and Risk Committee

Current Members

Charles M. O'Neil (Chair)
Clarence D. Armbrister
Michael T. Eckhart
Nancy C. Floyd
Kimberly A. Reed

Primary Responsibilities

- Assessing, monitoring and overseeing matters relating to the Company's financings.

- Discussing and reviewing policies and guidelines with respect to our risk assessment and risk management for various risks, including, but not limited to, our interest rate, counterparty, credit, capital availability, refinancing and certain environmental risks.

- Reviewing and assessing the adequacy of our insurance coverage.

- Reviewing and assessing the adequacy of our cybersecurity policies and programs.

The specific responsibilities of the Finance and Risk Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com.

Independence

Our board of directors has determined that all of the members of the Finance and Risk Committee are independent under the NYSE listing standards, the Guidelines, the Independence Standards and the written charter of the Finance and Risk Committee.

Sustainability and Impact Oversight

We recognize the importance of understanding, evaluating, and monitoring Sustainability- and Impact-related opportunities and risks as part of our vision and strategy. The NGCR Committee is responsible for periodically reviewing our strategies, activities, and policies including our Sustainability Investment Policy, Environmental Policies, Human Capital Management Policies and Human Rights Statement.



HASI Board of Directors

NGCR Committee

President and CEO

Sustainability and Impact Leadership Team

HASI Foundation Leadership Team — Sustainability and Impact Reporting Frameworks Committee — Diversity, Equity, Inclusion, Justice, and Anti-Racism (DEIJA) Working Group

ROLE	RESPONSIBILITIES
Board of Directors	Formal adoption of Sustainability and Impact strategy and policies and oversight of implementation
NGCR Committee	Recommendation of new Sustainability and Impact policies and oversight of implementation
President and CEO	Prioritization and oversight of staff and company resources dedicated to the implementation of Sustainability and Impact initiatives
Sustainability and Impact Leadership Team	Reports to the Executive Chair, CEO and Nominating, Governance, and Corporate Responsibility Committee and is responsible for informing strategy, setting performance milestones, and designating responsibilities
Strategic Initiatives, Sustainability and Impact	Development of Sustainability and Impact strategy, execution of initiatives, and integration of engagement with relevant rating agencies, Sustainability and Impact-focused investors, and other stakeholders
Accounting	Tracking, verifying, and reporting Sustainability and Impact (including PCAF-aligned emissions metrics) metrics in public financial filings
Legal	Review of sustainability and impact disclosures and ensuring validation of adherence to Sustainability and Impact policies
Human Resources	Development and implementation of DEIJA principles in employee recruitment, retention, promotion, and engagement initiatives
HASI Foundation Leadership Team	Development and implementation of corporate philanthropic strategy
Working Group	Development and implementation of DEIJA initiatives
Sustainability and Impact Reporting Frameworks Committee	Assessment of how climate change-related risks and opportunities impact investments
Capital Markets	Execution of green and CarbonCount-based debt issuances
Investor Relations	Collection of investor feedback on Sustainability and Impact performance and initiatives
Investments	CarbonCount assessments and monitoring of climate investment risks and opportunities
Corporate Affairs	Fostering and maintaining authentic and strategic stakeholder relationships in support of Sustainability and Impact strategy
Portfolio Management	Assessment of portfolio exposure to climate risks and opportunities

For Your Reference 🖵

For additional information on our sustainability and impact strategy, policies, and initiatives (including the below documents), please visit investors.hasi.com and hasi.com/sustainability.

- Annual Report
- Proxy Statement
- Sustainability Investment Policy
- Environmental Policies
- Human Rights Statement

- Human Capital Management Policies
- Code of Business Conduct and Ethics
- Business Partner Code of Conduct
- Environmental Metrics
- Sustainability Report Card

Risk Oversight

In connection with their oversight of risk to our business, our board of directors considers feedback from management concerning the risks related to our business, operations and strategies. The Finance and Risk Committee of our board of directors has the responsibility to discuss and review policies with respect to our risk assessment and risk management, including, but not limited to, guidelines and policies to govern the process by which risk assessment and risk management is undertaken, the adequacy of our insurance coverage, our interest rate risk management, our counterparty and credit risks, our capital availability, our refinancing risks, and our cybersecurity risk. The Audit Committee also consults with the Finance and Risk Committee on certain of these matters. Management regularly reports to our board of directors on our leverage policies, our asset acquisition process, any asset impairments and our compliance with applicable Investment Company Act of 1940, as amended, rules. Members of our board of directors routinely meet with management in connection with their consideration of matters submitted for the approval of our board of directors and the risks associated with such matters.

Cybersecurity

We recognize how critical cybersecurity and cyber resilience are to the well-being of our organization, our business stakeholders, and the information we rely on to profitably operate. The proliferation of global cyber risks continually transforms the cyber risk landscape, which requires our cybersecurity and training programs to constantly adapt and evolve, under the strategic direction of the Finance and Risk Committee.

Identifying and addressing these cyber threats while upholding our principles of governance, internal controls, and transparency is a priority for our cybersecurity program. The Finance and Risk Committee and management collectively provide oversight of our information technology and cybersecurity program, which is led by our chief technology officer and supported by a skilled and high-performing team of technology professionals.

Our focused cyber and information security strategy incorporates components of the National Institute of Standards and Technology Cybersecurity Common Standards Framework, certain Center for Internet Security benchmarks, as well as Information Technology Library components to suit our organization's unique cybersecurity needs. Our deliberately limited disclosure of specific framework alignments is meant to minimize risks to our IT security.

Our IT infrastructure deploys a best-in-class technology stack supported by proven vendors whose services address the range of risks identified by the Finance and Risk Committee and internal cybersecurity apparatus.

Annual Board of Directors and Committee Assessments

Our board of directors and each of its committees conducts an annual self-assessment process, implemented and overseen by our NGCR Committee, in order to review the effectiveness of our board of directors and its committees. The formal self-evaluation may be in the form of written or oral questionnaires and may be administered by board members and/or by third parties, as determined appropriate by our NGCR Committee for the related performance cycle. Director feedback is solicited at both the board and committee levels. The results of our board of directors and committee self-assessments are compiled and presented to our board of directors, and items identified in the self-assessments requiring follow-up are monitored on an ongoing basis by our board of directors and by management. In addition to the formal annual board and committee evaluation process, our Lead Independent Director speaks with each board member at least quarterly, and receives input regarding board and committee practices and management oversight. Throughout the year, committee members also have the opportunity to provide input directly to committee chairs or to management.

Director Attendance

The following table shows director attendance, either in person, telephonically or via videoconference, at meetings of our board of directors and of the committees of our board of directors for the period from January 1, 2023 through December 31, 2023:

	Number of Meetings	Attendance[1]
Board of Directors	11	98%
Audit Committee	12	95%
Compensation Committee	8	100%
Finance & Risk Committee	7	93%
NGCR Committee	7	100%

(1) Mr. Lipson and Ms. Reed were appointed to our board of directors in March 2023. As a result, this information reflects their attendance since their appointment to our board of directors.

All the directors then serving on our board of directors attended our 2023 virtual annual meeting of stockholders and all directors currently serving on our board of directors intend to attend our Annual Meeting. Our board of directors' policy, as set forth in the Guidelines, is to encourage and promote the attendance by each director at all scheduled meetings of our board of directors and all meetings of our stockholders.

Corporate Governance Policies

Code of Business Conduct and Ethics

Our board of directors has adopted the Code of Conduct, which applies to our directors, executive officers, employees, agents, representatives, and consultants. The Code of Conduct was designed to assist in complying with the law, in resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Conduct are compliance with applicable governmental, state and local laws, compliance with securities laws, the use and protection of company assets, data privacy, the protection of our confidential corporate information, dealings with the press and communications with the public, internal accounting controls, improper influence of audits, records retention, fair dealing, discrimination and harassment, health and safety, and conflicts of interest, including payments and gifts by third parties, outside financial interests that might be in conflict with our interests, access to our confidential records, corporate opportunities, and loans. The Code of Conduct is available for viewing on our website at www.hasi.com. We will also provide the Code of Conduct, free of charge, to stockholders who request it. Requests should be directed to Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at Hannon Armstrong Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, Maryland 21401.

Corporate Governance Guidelines

Our board of directors has adopted the Guidelines that address significant issues of corporate governance and set forth procedures by which our board of directors carries out its responsibilities. Among the areas addressed by the Guidelines are the composition of our board of directors, its functions and responsibilities, its standing committees, director qualification standards, access to management and independent advisors, director compensation, management succession, director orientation and continuing education and the annual performance evaluation and review of our board of directors and committees. The Guidelines are available for viewing on our website at www.hasi.com. We will also provide the Guidelines, free of charge, to stockholders who request it. Requests should be directed to Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at Hannon Armstrong Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, Maryland 21401.

Whistleblower Policy

Our Whistleblower Policy sets forth procedures by which any Covered Persons (as defined in the Whistleblower Policy) may report, on a confidential basis, concerns relating to any questionable or unethical accounting, internal accounting controls or auditing matters, as well as any potential Code of Conduct or ethics violations. We maintain a confidential hotline for reporting potential violations. All reports will be taken seriously. We will fully investigate each allegation and, when appropriate, take appropriate action. Reports are sent solely to the chair of the Audit Committee, the chair of the NGCR Committee and the chief legal officer (unless such person is the subject of the applicable report). Since our IPO in 2013, we have never received any whistleblower reports.

Personal Loans to Executive Officers and Directors

In compliance with, and consistent with our commitment to operate in a manner consistent with, applicable law, we prohibit extensions of credit in the form of personal loans to or for the benefit of our directors and executive officers.

Corporate Governance Review

In overseeing our corporate policies and our overall performance and direction, our board of directors has adopted the approach of operating in what it believes are the long-term best interests of the Company and our stockholders. In operating under these principles, our board of directors continuously reviews our corporate governance structure and considers whether any changes are necessary or desirable.

Active Stockholder Outreach

We believe that engaging with investors is fundamental to our commitment to good governance and essential to maintaining our industry-leading practices. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights into current and emerging business and governance trends.

In 2023, we hosted over 350 meetings with more than 175 existing and prospective investors.

Topics discussed include our investment criteria, interest rate and other risk management practices, political and regulatory matters and our focus on sustainability and strong governance practices, including with respect to allowing our stockholders to amend our Bylaws. These meetings were conducted in person, via teleconference, via videoconference or one-on-one at industry conferences. Our engagement activities take place throughout the year, and we also conduct quarterly earnings calls where we try to answer many of the new questions that we receive during our investor outreach.

Management Succession Planning

Our board of directors recognizes that management succession planning is a fundamental and ongoing part of its responsibilities. Our NGCR Committee has utilized a framework relating to executive succession planning under which the NGCR Committee has defined specific criteria for, and responsibilities of, each of the executive officer roles of the Company. The NGCR Committee then focuses on the skill set needed to succeed in these roles both on a long-term and an emergency basis. Our Lead Independent Director also meets on this topic separately with our chief

executive officer and facilitates additional discussions with our independent directors about executive succession planning throughout the year, including at executive sessions. Succession planning remains a priority for our NGCR Committee, which has worked with Mr. Lipson to ensure an appropriate emergency succession protocol and to develop our long-term succession plan.

Communications with our Board of Directors

Our board of directors has approved a process to enable communications with the independent members of our board of directors or the chair of any of the committees of our board of directors. Communications by email should be sent to legaldepartment@hasi.com. Communications by regular mail should be sent to the attention of Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at our office at 1 Park Place, Suite 200, Annapolis, MD 21401. Each communication received will be reviewed to determine whether the communication requires immediate action. All appropriate communications received, or a summary of such communications, will be sent to the appropriate member(s) of our board of directors. However, we reserve the right to disregard any communication we determine is unduly hostile, threatening, illegal, does not reasonably relate to us or our business, or is similarly inappropriate. Our secretary, or his or her

delegate, has the authority to disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

In addition, any of our stockholders and any other person may make a good faith report to the Audit Committee regarding any questionable or unethical accounting or auditing matters via regular mail addressed to the Audit Committee, 1 Park Place, Suite 200, Annapolis, MD 21401.

In addition, any of our stockholders and any other person may make a good faith report to the Lead Independent Director regarding any concerns via regular mail addressed to the Lead Independent Director, 1 Park Place, Suite 200, Annapolis, MD 21401.

Climate Leadership

We own and invest in a diversified portfolio of climate solutions projects focused on reducing or mitigating the impacts of climate change. Under the direction of our chief executive officer and our board of directors, we are focused on achieving a high level of environmental and social responsibility and strong corporate governance. The NGCR Committee is responsible for our oversight of sustainability, impact, and governance matters, including related policies and communications. Additionally, we have a committee of employees from across our organization that is focused on implementing sustainability and impact strategies and policies and reports directly to our chief executive officer. Ae publish an annual report that illustrates our progress on these matters.

Our business and business strategy are focused on addressing climate change, in part through the reduction of carbon emissions that have been scientifically linked to climate change. As described under "Investment Strategy," we quantify the carbon impact of each of our investments. In addition, we operate our business in a manner intended to reduce our own environmental impact, including by purchasing Renewable Energy Credits (RECs) to address the impact of our office operations, encouraging recycling and composting, and offering clean transportation employee incentives for electric and hybrid vehicles. We have also adopted policies focused on minimizing the environmental impact of our operations.

Investment Strategy

Our vision is that every investment should improve our climate future, which is why we require that all prospective investments be neutral-to-negative on incremental carbon emissions or have some other tangible environmental benefit, such as reducing water consumption.

Based on decades of investment experience across interest rate environments, throughout intermittent policy support for reducing carbon emissions, and several "boom and bust" cycles in clean energy markets, we have created a climate positive investment thesis based on the following tenets:

1) More efficient technologies are more productive and thus should lead to higher economic returns.

2) Lower risk is inherent in a portfolio of diverse investments, generated by trends of increasing decentralization and digitalization of energy assets, compared to a portfolio comprised solely of centralized utility-scale investments.

3) Investing in assets aligned with scientific consensus and universal social values will reduce potential regulatory and social costs through better internalization of externalities.

4) Assets that reduce carbon emissions represent an embedded option that may increase in value if regulations were to set a price on carbon emissions.

Our Impact

>7 million
Cumulative metric tons of carbon dioxide (CO_2) avoided annually through our investments, the equivalent to eliminating emissions from over 1.6 million typical passenger vehicles

~7 billion
Cumulative gallons of water saved annually from our investments, the equivalent to eliminating the annual water consumption of nearly 138,000 U.S. homes every year

~400,000
Quality jobs created by our investments in 48 states

~300,000
School children supported by our energy efficiency upgrades to educational facilities and transportation funded by our investments

~2 million
Veterans served by hospitals and other facilities that received energy efficiency upgrades funded by our investments

TCFD Metrics and Targets

In assessing our operational and financial performance, we calculate the environmental profile of our business operations and infrastructure investments using a combination of well-established reporting protocols and proprietary tools for measuring carbon emissions and water savings.



carboncount®1

2023: 0.33

watercount®2

2023: 300

(1) CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions.

(2) WaterCount™ is a scoring tool that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment.

Science-Based Targets Initiative

As a Net Zero Asset Managers signatory, we made our initial target disclosure in November 2023. Our Scope 1 and 2 emissions reduction targets were verified by the Science-Based Targets Initiative (SBTi) in 2021. SBTi defines and promotes best practices in emissions reductions and net-zero targets in line with the latest climate science to provide companies with independent assessment and target validation.

Decarbonizing with science-based targets solidifies our GHG emissions reduction roadmap, another key step to combat climate change that competitively positions us as leaders in the broader transition to a net-zero economy.

GHG PROTOCOL	DEFINITION	TARGET[3]	STATUS[3] (2023)	
SCOPE 1 Direct Emissions	Emissions from operations that are owned or controlled by a reporting company.	Commitment to reduce absolute emissions 100% by 2030 from a 2019 base year	0 MT CO_2e	Apex
SCOPE 2 Indirect Emissions (Market-based Method)	Emissions from the generation of purchased or acquired energy such as electricity, steam, and heating and cooling, consumed by a reporting company, but excluding the impact of the purchase of renewable energy credits.	Commitment to reduce absolute emissions 100% by 2030 from a 2019 base year	0 MT CO_2e	Apex
SCOPE 3[5] Indirect Emissions	All other indirect emissions that occur in the value chain of a reporting company, including both upstream and downstream emissions, but excluding the emissions avoided as a result of our investments. (>700k MTs of CO_2 in 2023)	Plan to set target for Category 1-14 emissions	<500 MT CO_2e	Apex
		Net Zero Target for Category 15 financed emissions set in 2023 for GC Renewables, Residential, Community and C&I Solar assets	<200k MT CO_2e	Apex

(1) CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions.

(2) WaterCount™ is a scoring tool that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment.

(3) Expressed in metric tons (MT).

(4) In addition to our internal review, Apex Companies, LLC has been commissioned as an independent organization to verify our GHG emissions reporting as estimated in accordance with GHG measurement and reporting protocols of the World Resources Institute (WRI) / World Business Council for Sustainable Development Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (Scope 1 and 2) and Corporate Value Chain Accounting and Reporting Standard (Scope 3). Verification in progress.

(5) Scope 3, Categories 1-15.

Scope 3 Emissions Targets

After finalizing the quantification of nearly all of our Scope 3, Category 15 (financed) emissions in line with the Partnership for Carbon Accounting Financials (PCAF) standards and in support of our Net-Zero Asset Managers (NZAM) commitment, we set a Scope 3 target in late 2023. We plan to report our progress toward these targets in upcoming years.

Green Debt Leadership

Overview

At HASI, we are committed to ensuring all debt we issue is dedicated to eligible green projects. Typically, for corporate unsecured debt, we pursue independent verification of our underlying source data. Since 2013, we have raised approximately $11 billion of green debt, including securitizations and non-recourse and corporate issuances. The HASI Green Bond Framework is in the process of being issued a Second-Party Opinion (SPO) by an independent rater, which will be made available to investors.

We have closed a Term Loan A compliant with the Sustainability-Linked Loan Principles, which required an assurance provider for our proprietary CarbonCount metric necessary for a subsequent reduction in interest rate upon achievement of certain CarbonCount thresholds.

Green Debt Issuances

Sustainable Yield Bonds
Non-recourse, asset-backed debt

Corporate Green Bonds
Senior unsecured or convertible bonds issued as corporate obligations

Other Corporate Green Debt
Syndicate Sustainability Linked Unsecured Revolving Line of Credit and Term Loan A and Green Carbon Count Commercial Paper Program[2]



Total Green Debt ~$11b[1]

$1.6b · $6.0b · $3.4b

■ Sustainable Yield Bonds
■ Corporate Green Bonds
■ Other Corporate Green Debt

Corporate Green Bonds

SECURITY NAME	INDEPENDENT VERIFIER	CUSIP	MATURITY DATE	ISSUED VOLUME	COUPON RATE	CONVERSION PREMIUM	BOND TYPE	RATINGS	CarbonCount[®3]
HASI-GRB-002	Ernst and Young	418751 AB9	4/15/2025	$400,000,000	6.00%	N/A	Senior Unsecured	Moody's: Baa3 S&P: BB+ Fitch: BB+	2.01
HASI-GRB-003	Ernst and Young	418751 AD5	9/15/2030	$375,000,000	3.75%	N/A	Senior Unsecured	Moody's: Baa3 S&P: BB+ Fitch: BB+	0.35
HASI-GRB-005	Ernst and Young	418751 AE3	6/15/2026	$1,000,000,000	3.38%	N/A	Senior Unsecured	Moody's: Baa3 S&P: BB+ Fitch: BB+	0.39
HASI-GRB-006	Ernst and Young	418751 AG8	5/1/2025	$200,000,000	0%[3]	32.50%	Exchangeable Note	-	0.24

Green CarbonCount® Commercial Paper

SECURITY NAME	INDEPENDENT VERIFIER	MATURITY DATE	ISSUED VOLUME	DEBT TYPE	CARBON COUNT[®4]	AVOIDED EMISSIONS[5]	RENEWABLE OR AVOIDED GENERATION[5]	TECHNO-LOGY	GEO-GRAPHIC	MARKET
HASI-GCCP-001	Ernst and Young	3/10/2022	$50,250,000	Green Commercial Paper	1.66	0 (2021)	0 (2021)	Wind	National	GC

(1) From IPO through 12/31/23, including corporate bond add-on of $200m and additional secured non-recourse debt of $94m in January 2024.

(2) Represents total commitments of our Sustainability Linked Unsecured RLOC, Sustainability Linked Term Loan A, and Green Carbon Count Commercial Paper Program.

(3) The 2025 Exchangeable Senior Notes accrete to a premium at maturity equal to 3.25%. The accreted balance at maturity is expected to be ~$220 million. Upon any exchange, holders will receive a number of shares of our Common Stock equal to the product of (1) the aggregate initial principal amount of the notes to be exchanged divided by $1,000 and (2) the applicable exchange rate.

(4) This is the CarbonCount® metric resulting from the allocation of the net proceeds from this offering to specific Eligible Green Projects. CarbonCount® is the ratio of the estimated first year of metric tons of carbon emissions avoided (or that will be avoided) by the investment divided by the capital to be invested to understand the impact the investment is expected to have on climate change. In this calculation, we use emissions factor data, expressed on a CO_2 equivalent basis, from the U.S. Government or the International Energy Administration to estimate a project's energy production or savings to compute an estimate of metric tons of carbon emissions that will be avoided. In addition to carbon, we also consider other environmental attributes, such as water use reduction, stormwater remediation benefits, or stream restoration benefits.

(5) Avoided emissions and generation for 2021 are zero as the projects to which these proceeds were allocated were not placed in service until 2022.

Social Responsibility

Human Rights

Respect for human rights is a fundamental value of HASI. We strive to respect and promote human rights in accordance with the United Nations Guiding Principles on Business and Human Rights and the United Nations Global Compact in our relationships with our employees, suppliers and the communities where we operate.

Human Rights Assessment, Mitigation, and Remedy

We conduct an annual internal human rights assessment. Our approach to this assessment allows us to map human rights risks by evaluating business partners and their respective policies. Business partners may be requested to provide an assessment of their respective political and regulatory environments to ensure compliance with existing Human Rights and Human Capital Management Policies. To the extent that we become aware of violations or the risk of violations including but not limited to forced labor, child labor, human trafficking, or discriminatory practices, including against employees, contractors, women, children, and indigenous people, we will first engage with the business partner to understand their mitigation or management of these issues before determining the appropriate course of action regarding our business relationship going forward.

Diligence on Forced Labor

As affirmed in our Human Rights Statement, violations of basic human rights in any portion of our business activities value chain are unacceptable. The discovery of forced labor in the global solar supply chain forced us to develop safeguards in our business practices and investments as a means to uphold human rights standards beyond legal compliance.

To ensure, to the best of our organizational ability, that forced labor is not used to support the projects we finance, we review that our clients conduct forced labor diligence on their suppliers. Often, through deep engagement with the American Clean Power and Solar Energy Industries Association (SEIA), our clients work to map their supply chains and verify, to the degree possible, product traceability to ensure that the manufacture of the solar components installed are not products of forced labor. To this end, we require from our clients diligence plans that provide information on their respective supply agreements, audits, and codes of conduct.

Though we acknowledge the inherent limitations in proving a negative (i.e., evidence of absence), we subject every transaction we finance to forced labor diligence. Working with global clients who also care to address this issue has allowed us to supplement our diligence work often with contractual language to create covenants, which advance both parties toward the goal of eliminating forced labor from the global solar supply chain.

To date we have not discovered any indication of forced labor within any portion of our solar supply chain.

Business Partner Sustainability and Impact Engagement

We endeavor to engage our business partners, including our suppliers, customers and clients, on the sustainability and impact issues most important to our stakeholders. Our Materiality Assessment guides our evaluation of various aspects of our partners' activities, including reputational or legal controversies. This due diligence significantly contributes to our human rights assessment by proactively identifying potential high-profile human rights risks stemming from our business relationships.

Scope of Engagement Assessment

We annually conduct due diligence on our top 40 business partners as determined by transaction volume, which list includes corporate finance parties, vendors, clients, as well as legal partners. We consider the operational context of our supplier relationships including the history of our business relationship, the progress suppliers have made toward any stated climate-related objectives, including carbon information, how the nature of their respective business sector might influence or constrain their behavior, as well as the regional factors that might inform our respective suppliers' climate-related postures. Our Business Partner Engagement Program is an opportunity to proactively engage our value chain on climate-related issues as part of our supplier engagement strategy. While we operate solely in the U.S., and our suppliers and vendors are sometimes found to operate as multinational entities, the impact of conducting such supplier assessment activities is to ensure that our respective climate priorities are aligned.

Engagement Strategy

HASI's Business Partner Engagement Program aims to align sustainability and impact issues with business partners, including suppliers, customers, and clients. Key aspects include annual data collection of GHG emissions and other climate-related factors from suppliers, and conducting due diligence on top business partners, considering factors like climate progress and operational context. The program also involves annual discussions with partner law firms on staffing diversity and regular reporting on the diversity of individuals working on HASI-related matters. Additionally, the engagement program extends to sharing with our clients our views on minimizing the impact of electricity use to maximize carbon reductions, an evolution in carbon emissions accounting advanced by the Emissions First Partnership we cofounded.

Our People

An emphasis on a durable social fabric, including engaged, collaborative and fairly compensated staff, is an important factor in our financial success. Our culture is focused on hiring and retaining highly talented employees with diverse perspectives and empowering them to create value for our stockholders, and our success is dependent on employee understanding of, and investment in, their role in that value creation. Our employees are responsible for upholding our purpose, values, strategy, and talent leadership expectations.

Engaging with Our Team

It is important to us that our employees are engaged in our mission of sustainability because we believe engagement improves their performance, as well as our employee recruitment and retention. Our chief executive officer periodically leads employee meetings intended to reinforce the importance of sustainability and regularly meets with small groups of employees to receive their feedback on our business. We also meet no less than quarterly as a Company to provide information to employees on our mission, strategic planning and financial results. We continuously evaluate our employees' level of engagement through in-person meetings or remote one-on-one check-in calls that include asking open-ended questions, and through formal surveys or similar tools administered on a periodic basis. To improve retention and business continuity, HASI has also instituted human capital development programs. These formal programs include HASI U, an online learning platform to enhance employees' technical and soft skills, as well as an employee mentorship program, which fosters knowledge transfer, leadership development, and succession planning.

Diversity, Equity, Inclusion, Justice and Anti-racism (DEIJA)

Mission Statement

HASI's recognition of the importance of diversity, equity, inclusion, justice, and anti-racism is essential to the success of our business. Our company is more than just the sum of individual roles, skills, and productivity. We are also a team that values the mutually reinforcing empowerment of people of all races, cultures, identities, gender expressions, sexual orientations, and learning and engagement styles. By opening ourselves to the broadest range of talent, we improve both our company performance and our ability to attract and retain talent. We know it is inherently the right way to conduct business.

Strategic Implementation

Our comprehensive, values-driven approach to diversity, inclusion, equity, justice, and anti-racism comprises initiatives that aim beyond legal compliance, to foster an innovative, creative culture where every member of our team can bring their best and most authentic selves to work.

We incorporate our efforts throughout all levels of our organization through:

• informing our management training efforts through the work of the DEIJA Working Group to ensure they include, but are not limited to, a focus on multicultural leadership, understanding bias, and anti-racism;

• supporting consistent conversations within our team and facilitated by outside experts to better learn from and understand our different respective experiences and perspectives;

• actively expanding the sourcing of our candidate pool to increase the breadth of its diversity;

• challenging our business partners to share our DEIJA values and practices;

• tracking, analyzing, and furthering employee pay equity;

• ensuring our philanthropic efforts consider all views on how to address the intersection of climate and equity;

- regularly reviewing existing company policies and practices to make updates where and as needed to align our actions with our values; and

- consistently engaging on a corporate level in the protection of voting rights to support a vibrant democracy.

Goals and Metrics

We incorporate DEIJA factors into our business operations in part by examining the impact of our climate investments on local, especially disadvantaged, communities. Tracking internal talent metrics including workforce demographics, critical role pipeline and diversity data, and engagement and inclusion indices informs our collective decision-making with diverse perspectives. Our Human Resources team manages and reports these metrics to our executive officers and our board of directors on at least a quarterly basis.

Because transition planning is a foremost consideration in our recruiting strategy, identifying and developing our next generation of leaders means selectively onboarding the most qualified individuals from the diverse talent pool we

actively recruit. We remain devoted to recruiting and promoting highly qualified women, people of color and other underrepresented groups for management and Board positions. Of the new employees we hired in 2023, 36% were women and 67% were people from underrepresented racial, ethnic, and additional minority groups. In 2023, our management team also added two women and one person from an underrepresented group, raising the proportion of diverse representation among this team to 29% and 14%, respectively.

Focusing on diversity is a continuous effort that requires supporting our female and underrepresented employees in their onboarding, training, development, and progression within the Company.

Currently, our board of directors is 36% female and 18% racial or ethnic minority. We recognize the need to improve representation across our organization and continue to keep qualified personnel top of mind as our needs mandate.

Workforce Representation

	BOARD OF DIRECTORS		LEADERSHIP TEAM		MANAGERIAL ROLES		WORKFORCE	
	12/31/23	12/31/22	12/31/23	12/31/22	12/31/23	12/31/22	12/31/23	12/31/22
Female	36%	33%	29%	29%	40%	40%	35%	36%
Racial or Ethnic Minority	18%	22%	21%	14%	42%	30%	38%	33%
LGBTQ+[1]	0%	0%	0%	0%	3%	3%	3%	3%
Employees with Disabilities[1]	0%	0%	0%	0%	3%	0%	3%	2%

(1) Self-reported

2023 Workforce Age

AGE	2023	2022
18-24	2%	4%
25-34	33%	32%
35-44	39%	42%
45-54	16%	12%
55-64	7%	7%
65+	3%	3%

New Hires

	2023	2022
Female	36%	29%
Racial or Ethnic Minority	57%	38%
Black/African American	18%	23%
Asian	14%	9%
Hispanic/Latino	25%	3%
Multiracial	0%	3%
LGBTQ+	10%	3%

» 92% retention of our women employees in 2023

2023 Promotion Rates

AGE	2023	2022
18-24	0%	0%
25-34	48%	63%
35-44	40%	29%
45-54	8%	8%
55-64	4%	8%
65+	0%	0%

Employee Stock Ownership Plan

To foster a collective sense of ownership commensurate with the work each of our employees contribute to our success, 100% of full-time employees in good standing are eligible for Employee Stock Ownership Plan (ESOP) participation within their first year.

» **139**
Full-time
employees

» **100**%
Employees eligible for
Employee Stock Ownership Plan

» **4.5** years
Average
employee tenure

Health and Well-Being

Because our people represent the long-term health of our business, we endeavor to support the health and well-being of our full-time employees and their families with total rewards that address the varied needs of our growing workforce. Our organizational mission drives our attraction and recruitment of top talent who share our long-term vision. Opportunities for meaningful career growth in line with our mission are vital to support and advance the interests of all stakeholders in our organization.

Our fair remuneration policies ensure that our team members are well compensated. We also reward elite performance in multiple ways. Beyond the competitive base salaries and cash bonuses we offer, employees also generally receive a portion of their compensation in the form of equity grants tied to performance. Each employee who remains with the Company for at least one year becomes a stockholder whose interest in the prosperity of our organization further distinguishes our compensation packages and employee retention efforts.

For all full-time employees, attractive non-salary benefits supplement the compelling career opportunities we offer. We continuously evaluate the competitiveness of our benefits offerings to meet the varying needs of our employees and their families. Despite a healthcare environment characterized by rising expenses, we continue to pay almost all employee healthcare insurance costs.

Health Plan Highlights and Total Rewards include:

• Medical/Prescription Drug Insurance
• Dental Insurance
• Vision Insurance
• Group Life/AD&D Insurance
• 401k Retirement Plan (including match and immediate vesting of individual contributions)

• Flexible unlimited vacation
• Tuition reimbursement
• Employee Assistance programs (including mental health, wellness, legal, and financial tools and resources)
• Flu and COVID-19 vaccination clinics in-office
• Leave policies including 12 paid holidays, maternity and paternity leave, wellness, legal and paid time off (including sick leave)
• $0 Employee Contribution to Health Plan

Inclusive Culture

Our efforts to foster a culture of inclusivity extend to the wellness benefits we offer our increasingly diverse employee base. We recognize that accommodating the varied needs of all employees maintains morale and improves retention and accordingly offer the following benefits:

• Pregnancy and Postpartum Support
• Fertility Treatment
• Adoption Assistance
• Egg-Freezing Coverage
• Contraception Coverage
• Nanny Network
• On-site breast-feeding/lactation room
• Perimenopause and Menopause Support
• Gender Reassignment/Affirmation coverage
• Gender-inclusive restroom policy (encouraging employees to visit the restroom most consistent with their gender identity)

Skills for the Future

Our blended learning approach acknowledges that our people learn from a varied curriculum comprising experiences (at both work and in life), mentors, supportive managers, as well as formal learning and training programs. We understand that learning is highly individualized and strive to provide professional guidance in ways most conducive to the specific needs of individual learners.

Managers hold performance conversations with their employees on a periodic basis (targeting a minimum of twice a year). These conversations ensure that employees receive the level of performance feedback they deserve. Insights gleaned during these performance discussions also enhance our approach to supporting employee development, clarifying expectations that align with the Company's overarching objectives. We also facilitate continuous dialogue between these formal touchpoints.

Our dedication to cultivating our talent and supporting our employees encompasses various professional development opportunities, such as:

- Formal educational programs, advanced degrees and professional certifications, including in the fields of accounting and finance; and
- Internal trainings on DEIJA, implicit bias, leadership, finance, information technology, artificial intelligence, strategic thinking, managerial development, and communication skills.

» 26	» 3600	» $3,500
Average number of training hours per employee	Cumulative number of training hours	Average number of training dollars invested per employee

We have a formal employee mentorship program to encourage learning between all levels of team members and our more senior leaders. This mentorship program functions as a support to our formal succession planning procedures, which our board of directors continually oversees.

We have also initiated a project, led by an interdepartmental working group, to assess and initiate the implementation of a new company-wide learning platform, with the desired goals of:

1. Increasing the scalability of our training and development opportunities,
2. Providing learning pathways for team members working towards lateral or upward advancement in our team, and
3. Enhancing training delivery for varying learning styles.

Engagement

Engaged employees actuate our sustainability mission. Our people advance our business, recruit from their networks, and grow their careers with us. We gather the Company at least quarterly to inform our entire team about progress on our mission, strategic planning, and financial results. We proactively seek team member input on how we can enhance our work environment and implement feedback on how we can positively influence our local communities.

Because our employees embody our organization, they are who ultimately uphold our purpose, values, strategy, and talent leadership expectations.

Our employees characterize our company culture as collaborative, rewarding, and transparent. People from all departments connect through:

			
Book Club	**Business Resource Groups**	**Data & Analytics Club**	**Lunch and Learns**
Quarterly meetings where we gather to share insights on selected books that relate to our investment thesis and the economics, politics, physics and impacts of climate change	Diversity-focused BRGs at HASI further our shared goal to represent and support the communities in which we live and work. These groups offer their members opportunities to actively create a workplace that reflects our organizational values	Throughout the year, we explore and learn about a variety of topics covering coding and scripting, data modeling, machine learning, artificial intelligence, automation, and other emerging trends	We host monthly workshops led by our smart staff or outside partners on a variety of topics, such as energy storage trends, the land business, energy efficiency policy and anything that is relevant to our business

Recruitment and Hiring

Decisions regarding staffing, selection, and promotions are made on the basis of individual qualifications related to the requirements of the position. We are committed to identifying and developing the talents of our next generation of leaders. We endeavor to select qualified individuals from a diverse pool of candidates derived from broad outreach efforts when we are recruiting. We are committed to the sourcing and/or promotion of highly-qualified women, people of color and other under-represented groups for our board of directors and management positions. To better support our female and underrepresented employees in their onboarding, training, development and progression within the Company, we have established a mentorship program where certain members of our board of directors mentor female employees who are developing managers.

Fair and Competitive Compensation

Our policy is "equal pay for equal work" in compliance with applicable state law. Compensation for our employees is based upon experience, seniority, educational attainment, and individual contribution, as well as company performance against goals.

Compensation of Independent Directors

Annual Compensation

We have approved and implemented a compensation program for our independent directors that consists of an annual cash retainer fee and long-term equity awards as described below. We pay directors' fees only to those directors who are independent under the NYSE listing standards, as more fully described in the section under "Board and Corporate Governance Structure—Our Board of Directors—Director Independence, Executive Sessions and Independent Oversight."

The components of the independent director compensation for 2023 were as follows:

- cash retainer of $110,000 annually per director;
- cash retainer to the Lead Independent Director of $30,000 annually;
- cash retainer to each of the Chairs of the Audit Committee and Compensation Committee of $25,000 annually;

- cash retainer to each of the Chairs of the NGCR Committee and the Finance and Risk Committee of $15,000 annually; and
- equity grant of $145,000 annually per director, which to date has been in the form of LTIP units (as defined below). LTIP units are described in more detail as set forth below under "Executive Compensation—Compensation Discussion and Analysis."

All cash fees described above are paid quarterly in arrears. Our board of directors permitted directors to make an election, on or before December 31, 2022, to receive equity in lieu of all or a portion of their cash compensation for 2023.

A director who is also an employee of the Company is referred to as an executive director. Executive directors do not receive compensation for serving on our board of directors.

Other Compensation

We reimburse each of our independent directors for their respective expenses incurred in connection with their respective board responsibilities. Independent directors are not eligible to participate in any of the savings or retirement programs for our employees. Other than as described in this section, there are no separate benefit plans for directors.

Stock Ownership Guidelines for Independent Directors

Under our stock ownership guidelines, each independent director must hold an ownership stake in the Company of at least five times the annual cash retainer. Each independent director has five years to comply from the later of the date they become covered under this policy or the date the policy was originally adopted. Until the individual is in compliance, independent directors must retain 100% of any equity grants, net of any shares withheld or sold to satisfy taxes. Stock ownership for the purpose of our stock ownership guidelines includes stock, restricted stock, OP units (as defined below) and unvested OP units held by the covered individual but excludes any RSUs (as defined below). As of March 21, 2024, each of our directors, other than Mses. Ardisana, Floyd and Reed and Mr. Armbrister

had met the ownership thresholds under the stock ownership guidelines. Each of Mr. Armbrister and Ms. Floyd have until 2026 to meet these thresholds. Ms. Ardisana has until 2027 to meet these thresholds, and Ms. Reed has until 2028 to meet these thresholds.

Our executive chair and our chief executive officer, who also serve as members of our board of directors, are also subject to stock ownership guidelines, which are described in more detail as set forth below under "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines for Named Executive Officers."

Changes to Our Director Compensation for 2024

For 2024, our board of directors did not change the cash retainers or targeted annual equity grants. Consistent with 2023, our board of directors permitted directors to make an election, on or before December 31, 2023, to receive equity in lieu of all or a portion of their cash compensation for 2024.

Compensation Committee Review

The Compensation Committee reviews and makes recommendations to our board of directors annually with respect to the compensation of our independent directors. In setting director compensation, our board of directors generally considers the compensation practices and levels for directors paid by our peer group, as well as the expected time commitment from the independent directors in such year.

Director Compensation Table for 2023

Name	Fees Paid or Earned in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Lizabeth A. Ardisana	110,000	98,601	208,601
Clarence D. Armbrister	110,000	98,601	208,601
Teresa M. Brenner	155,000	98,601	253,601
Michael T. Eckhart	110,000	98,601	208,601
Nancy C. Floyd	110,000	98,601	208,601
Charles M. O'Neil	125,000	98,601	223,601
Richard J. Osborne	135,000	98,601	233,601
Steven G. Osgood	—	190,396	190,396
Kimberly A. Reed[3]	91,667	82,171	173,838

(1) Amounts in this column represent annual retainer and committee chair fees paid to independent directors for service in 2023. Mr. Osgood elected to receive all of his fees in stock. All other independent directors elected to receive all of their fees in cash.

(2) In 2023, each of Messrs. Armbrister, Eckhart, O'Neil and Osborne and Mses. Ardisana, Brenner and Floyd were granted 4,129 long-term incentive plan ("LTIP") units in Hannon Armstrong Sustainable Infrastructure Capital Partnership, LP, the Company's operating partnership (our "Operating Partnership"). Mr. Osgood was granted 7,973 LTIP units. The grants were valued at $23.88 per share, the closing price per share of our Common Stock on the NYSE at the date of grant. Ms. Reed was granted 3,441 LTIP units upon her appointment to our board of directors. The grants were valued at $23.88 per share, the closing price per share of our Common Stock on the NYSE at the date of grant. The grant date fair value was computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and the assumptions and methodologies set forth in our Form 10-K for the year ended December 31, 2023 (Note 2 and Note 11, Equity). The LTIP units granted in 2023 vest on May 15, 2024. As of December 31, 2023, each of Mses. Ardisana, Brenner and Floyd and each of Messrs. Armbrister, Eckhart, O'Neil, and Osborne held 4,129 unvested LTIP units, Ms. Reed held 3,441 unvested LTIP units and Mr. Osgood held 7,973 unvested LTIP units.

(3) Prorated based on partial year of service on our board of directors.

Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024. Our board of directors is requesting that our stockholders ratify this appointment of Ernst & Young LLP.

Ernst & Young LLP has audited our or our predecessor's consolidated financial statements since 1983 and has also provided certain tax and other services to us.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm. However, our board of directors is submitting the appointment of Ernst & Young LLP to the stockholders for ratification as a matter of good

corporate practice. In the event that ratification of this appointment of independent registered public accounting firm is not approved at the Annual Meeting, the Audit Committee will review its future selection of our independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting virtually via webcast, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate inquiries from stockholders.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees (including related expenses) billed to us for professional services provided by Ernst & Young LLP for 2023 and 2022.

(in thousands)	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Audit fees[1]	$2,998	$3,427
Audit-related fees[2]	87	230
Tax fees[3]	778	366
All other fees	402	—
TOTAL[4]	**$ 4,264**	**$4,023**

(1)   Audit fees include fees and expenses related to the annual audit of the financial statements of the Company and its subsidiaries and our internal controls over financial reporting, the review of the consolidated financial statements included in our quarterly reports on Form 10-Q and for services associated with our public offerings, including review of the registration statement and related issuances of comfort letters and consents and other services related to SEC matters.

(2)   Audit-related fees include fees and expenses related to agreed-upon procedures performed on certain of our financing transactions.

(3)   Tax fees include fees and expenses related to tax compliance and tax return preparation services, as well as tax planning and advisory services.

(4)   The Audit Committee approved 100% of audit related fees, tax fees, and all other fees.

The Audit Committee's charter provides that the Audit Committee shall review and pre-approve the engagement fees and the terms of all auditing and non-auditing services to be provided by the external auditors and evaluate the effect thereof on the independence of the external auditors.

The chair of the Audit Committee is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee up to an amount of $50,000, with such decisions presented to the full committee at its next meeting.

Required Vote

A majority of all of the votes cast on this proposal at the Annual Meeting at which a quorum is present is required for its approval. Proxies solicited by our board of directors will be voted FOR this proposal, unless otherwise instructed. Abstentions are not votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

> ✓ Our board of directors recommends a **vote FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024.

Report of the Audit Committee

The Audit Committee has furnished the following report for the fiscal year ended December 31, 2023:

The Audit Committee is responsible for monitoring the integrity of our consolidated financial statements, our system of internal controls, our risk management, the qualifications, independence and performance of our independent registered public accounting firm and our compliance with related legal and regulatory requirements. The Audit Committee has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm. The Audit Committee operates under a written charter adopted by our board of directors.

Management is primarily responsible for our financial reporting process including the system of internal controls and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Ernst & Young LLP, our independent registered public accounting firm, is responsible for performing an independent audit of our annual consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the

Treadway Commission. The Audit Committee's responsibility is to oversee and review the financial reporting process. The Audit Committee is not, however, professionally engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to auditor independence. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by our management and our independent registered public accounting firm.

Representatives of Ernst & Young LLP attended the Audit Committee meetings on at least a quarterly basis. These meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management and Ernst & Young LLP. The Audit Committee reviewed and discussed the Company's audited financial statements with management and Ernst & Young LLP. The Audit Committee also discussed with Ernst & Young LLP matters that independent accounting firms must discuss with audit committees under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee met with Ernst & Young LLP, with and without management present, to discuss the results of their audit.

The Audit Committee also discussed with Ernst & Young LLP their independence from the Company. Ernst & Young LLP provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communication with audit committees concerning independence and represented that it is independent from us. The Audit Committee also received regular updates on the amount of fees and scope of audit, audit-related, tax and all other services provided by Ernst & Young LLP.

Based on the Audit Committee's review and these meetings, discussions and reports, and subject to the limitations on the Audit Committee's role and responsibilities referred to above and in its written charter, the Audit Committee recommended to our board of directors that our audited consolidated financial statements for the fiscal year ended December 31, 2023 be included in our Form 10-K filed with the SEC. The Audit Committee has also appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 and is presenting this selection to our stockholders for ratification.

Audit Committee

Steven G. Osgood
Lizabeth A. Ardisana
Nancy C. Floyd
Richard J. Osborne
Kimberly A. Reed

April 15, 2024

The foregoing Report of the Audit Committee shall not be deemed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by us with the SEC, except to the extent that we specifically incorporate such report by reference.

Proposal No. 3

Stockholder Advisory (Non-binding) Vote to Approve Our Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 includes a provision, which is further required by Section 14A of the Exchange Act, commonly referred to as "Say on Pay," that entitles our stockholders to cast an advisory (non-binding) vote to approve the resolution approving the compensation of each of our named executive officers (each, a "Named Executive Officer" or "NEO") as disclosed in this proxy statement. At the 2023 annual meeting of stockholders, our stockholders voted for a one-year interval for the advisory vote on executive compensation.

We believe that our compensation policies and practices are strongly aligned with the long-term interests of our stockholders. Stockholders are urged to read the Executive Compensation section of this proxy statement, and especially the Compensation Discussion and Analysis, which discusses our compensation philosophy and how our compensation policies and practices implement our philosophy.

As described more fully in that discussion, our compensation programs are designed to achieve the following objectives:

- aligning our management team's interests with stockholders' expectations, including our continued investment in solutions that reduce carbon emissions or increase resilience to climate change;

- motivating and rewarding our management team to grow our assets and earnings in a manner that is consistent with appropriate risk-taking and based on sound corporate governance practices; and

- attracting and retaining an experienced, diverse and effective management team while also maintaining an appropriate expense structure.

Overview of 2023 Performance and Our Pay for Performance Philosophy

One of the guiding principles underlying the Compensation Committee's executive compensation philosophy is that compensation should encourage and reward strong financial and operational performance. Our executive compensation philosophy is also implicitly linked to Sustainability and Impact performance, as our financial performance is driven in large part from investments that address climate change – either through quantified projected reductions in carbon emissions or other environmental benefits. In furtherance of this philosophy, the Compensation Committee structured the 2023 annual incentive plan with quantitative and qualitative performance goals based upon the Company's strategic goals. The quantitative goals were intended to focus our NEOs on the key financial metrics that impact the Company's results and stockholder value, including Distributable Earnings (as defined below) and Distributable Return on Equity ("ROE"). The qualitative goals included an evaluation of overall performance of each NEO. Set forth below is a graphical illustration of our GAAP Earnings per share ("EPS"), GAAP-based ROE, Distributable EPS and Distributable ROE.

GAAP and Distributable EPS[1][2]



GAAP-based and Distributable ROE[2][3]



(1) Distributable EPS is not a financial measure calculated in accordance with GAAP. A reconciliation of 2023 Distributable Earnings to GAAP net income is located on page 58 of our Form 10-K for the year ended December 31, 2023. A reconciliation of 2022 Distributable Earnings to GAAP net income is located on page 60 of our Form 10-K for the year ended December 31, 2022. We refer to this metric as "Distributable Earnings." In accordance with our investment policy, we will only invest in assets that are negative on incremental carbon emissions or have some other tangible environmental benefit such as reducing water consumption. As a result, our Distributable Earnings and other performance metrics that are based on Distributable Earnings are linked to the positive contributions we make to the environment. We believe that Distributable Earnings has been a meaningful indicator of our economic performance and is useful to our investors as well as management in evaluating our performance as it relates to expected dividend payments over time. Additionally, we believe that our investors also use Distributable Earnings, or a comparable supplemental performance measure, to evaluate and compare our performance to that of our peers, and as such, we believe that the Distributable Earnings metric is useful to our investors.

(2) The increase in GAAP EPS and GAAP-based ROE in 2023 primarily due to allocations of income in the current period related to tax credits allocated to other investors in a grid-connected utility-scale solar project.

(3) Distributable ROE is not a financial measure calculated in accordance with GAAP. It is calculated as annual Distributable Earnings as described above divided by the average of our GAAP stockholders' equity as of the last day of the four quarters during the year. GAAP stockholders' equity as of December 31, 2023, is located on page 80 of our Form 10-K for the year ended December 31, 2023. GAAP stockholders' equity as of March 31, June 30, and September 30, 2022 are located on page 1 of the respective quarter's Form 10-Q. We refer to this metric as "Distributable ROE."

In addition, during 2023, we achieved the following milestones that we believe position us for future success:

- Delivered $2.23 Distributable EPS on a fully diluted basis in 2023, compared to $2.08 Distributable EPS in 2022, representing 7% year-on-year growth. GAAP EPS on a fully diluted basis in 2023 was $1.42, and in 2022 was $0.47.

- Grew our portfolio 44% in 2023 to $6.2 billion and managed assets 26% to $12.3 billion as of the end of 2023.

- Reported GAAP-based Net Investment Income ("NII") of $58 million in 2023, compared to $45 million in 2022.

- Increased Distributable NII[1] in 2023 by 21% year-on-year to $217 million, compared to $180 million in 2022.

- Closed $2.3 billion of investments in 2023, compared to $1.8 billion in 2022.

- Reported pipeline of greater than $5 billion as of the end of 2023, compared to greater than $4.5 billion as of the end of 2022.

- Raised $1.9 billion of capital across diversified funding sources in 2023 and maintained ample liquidity in a volatile market environment.

- Increased dividend to $0.415 per share for the first quarter of 2024, representing a 5% increase over the dividend declared in the fourth quarter of 2023.

- Reported to investors that HASI is 100% aligned with EU Taxonomy and believes that holding our shares is in compliance with SFDR Articles 6, 8, and 9.

- Estimated more than 760,000 metric tons of carbon emissions will be avoided annually by our transactions closed in 2022, equating to a CarbonCount® score of 0.33 metric tons per $1,000 invested.

Higher recurring GAAP-based and Distributable NII due to significant origination volumes, including growth in FTN market, and continued strength in gain-on-sale and other fee income contributed to another successful year. The Company demonstrated resiliency by further diversifying funding sources, portfolio of investments with improving asset yields and maintaining liquidity in a challenging market environment. As a result, Distributable EPS and Distributable ROE exceeded our predetermined target, which entitled the NEOs to receive 159% of their target corporate performance bonus amounts, which was 90% of NEO incentive compensation. It was also determined, based on Compensation Committee evaluation after input from the CEO, that the NEOs had performed at or above expected levels on their individual performance measures, which comprised the remaining 10% of such NEO incentive compensation. The calculated corporate performance combined with individual performance resulted in the NEOs receiving an average of 153% of their target incentive compensation, a decrease from approximately 190% from 2022.

Overall, we believe these 2023 results provide us a solid foundation to achieve longer-term future success. Our compensation decisions for 2023 have considered the challenges faced and results achieved by our management team in 2023. Our 2023 results would not have been achieved without the leadership and efforts of the NEOs, and the results had a direct impact on the compensation decisions. When it made its decisions about compensation to be paid in 2024 for 2023 performance, the Compensation Committee recognized the 2023 results and achievements noted above, the performance of the Company and the NEOs, the performance of the Company as compared to other companies in our peer group and the contributions and accomplishments of our NEOs to our continuing profitability. See "Executive Compensation—Compensation, Discussion and Analysis" for additional details related to our compensation policies and practices and the achievement of our performance goals.

Advisory Resolution

We are requesting your non-binding vote on the following resolution:

"RESOLVED, that our stockholders approve, on an advisory basis, the compensation of the Named Executive Officers as described in the proxy statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and narrative disclosures."

Because your vote is advisory, it will not be binding upon us or our board of directors. However, the Compensation Committee, which is responsible for designing and administering our executive compensation programs, values your opinion and will take into account the outcome of the vote when considering future executive compensation arrangements.

---

[1] See Item 7 to our Form 10-K, filed on February 16, 2024 with the SEC, for an explanation of Distributable NII, including reconciliations to the relevant GAAP measures, where applicable.

Required Vote

If a quorum is present, the affirmative vote of a majority of all the votes cast on this proposal at the Annual Meeting is required to approve, on an advisory basis, the resolution approving the compensation of our Named Executive Officers. Abstentions and broker non-votes are not votes cast and will have no effect on the result of the vote.

> ⊘ Our board of directors recommends a **vote FOR** approval of the non-binding advisory resolution approving the compensation of our Named Executive Officers as described in the Compensation Discussion and Analysis, the compensation tables and other narrative disclosures in this proxy statement.

Information Regarding Our Named Executive Officers

Our Named Executive Officers and their ages as of March 21, 2024 are as follows:

Name	Age
Jeffrey W. Eckel	65
Jeffrey A. Lipson	56
Marc T. Pangburn	38
Susan D. Nickey	63
Nathaniel J. Rose	46
Richard R. Santoroski	59

Biographical information with respect to Messrs. Eckel and Lipson is set forth above under "Election of Directors—Information Regarding the Nominees for Election as Directors."

Marc T. Pangburn, 38, has served as an executive vice president and our chief financial officer since 2023, and prior to that served as a co-chief investment officer from 2021 to 2023. Mr. Pangburn joined the Company in 2013 and previously served as a managing director until 2021. Prior to joining the Company, Mr. Pangburn worked at MP2 Capital, a solar development and financing company, where he was responsible for structuring the firm's transactions, and worked in the private capital group at New York Life Investments, focusing on utilities, energy and infrastructure debt and equity investments. Mr. Pangburn is a member of the President's Council at Ceres, a non-profit sustainability advocacy organization. Mr. Pangburn received his Bachelor of Arts degree in economics from Drew University.

Susan D. Nickey, 63, has served as an executive vice president and our chief client officer since 2021. Ms. Nickey previously served as a managing director from 2014 to 2021. Ms. Nickey is responsible for leading business development and managing client relationships. Ms. Nickey currently serves as chair on the board of directors of the American Clean Power Association. Previously, she founded and served as CEO of Threshold Power. Ms. Nickey received a Bachelor of Business Administration from the University of Notre Dame and a Master of Science in Foreign Service from Georgetown University.

Nathaniel J. Rose, CFA, 46, has served as executive vice president since 2015 and as a chief investment officer beginning in 2017 and also from 2013 to 2015. Previously, Mr. Rose served as our chief operating officer from 2015 to 2017 and has been with the Company and its predecessor since 2000. Mr. Rose has been involved with a vast majority of our transactions since 2000. Mr. Rose received a joint Bachelor of Science and Bachelor of Arts degree from the University of Richmond in 2000 and a Master of Business Administration degree from the Darden School of Business Administration at the University of Virginia in 2009. Mr. Rose is a CFA charter holder and has passed the CPA examination. He holds Series 63 and 79 securities licenses.

Richard R. Santoroski, 59, has served as executive vice president and a head of portfolio management since October 2021, previously serving as chief analytics officer since January 2021 after joining the Company in 2020 as a managing director. Mr. Santoroski is responsible for integrating analytics across portfolio, investment, and risk-related decisions. Previously, Mr. Santoroski served as co-founder and managing partner of Wye Holdings from 2017 to 2020. From 2012 to 2016, he served as co-founder and managing director of American Capital Energy and Infrastructure (ACEI), an emerging markets investor in power generation projects across Africa, Asia, Latin America, and the Middle East. Prior to ACEI, Mr. Santoroski served as executive vice president, chief risk officer, and head of corporate mergers, acquisitions & development of The AES Corporation. Prior to joining AES, he worked for several years at New York State Electric and Gas as an engineer and energy trader. Mr. Santoroski received a Bachelor of Science degree in electrical engineering from Pennsylvania State University as well as a Master of Science degree in electrical engineering and a Master of Business Administration degree from Syracuse University.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the executive compensation program that was in place for 2023 for our NEOs, which include our "chief executive officer" or "CEO," our "CFO," and our next three most highly compensated executive officers. Until March 1, 2023, our CEO was Jeffrey W. Eckel, and our CFO was Jeffrey A. Lipson. As of March 1, 2023, Mr. Eckel transitioned to the role of executive chair, Mr. Lipson became our CEO and president and Marc T. Pangburn became our CFO. The information contained in this CD&A relating to the 2023 fiscal year reflects the changes in compensation relating to their new roles as of March 1, 2023.

This CD&A explains the overall objectives, elements and policies underlying our NEO compensation program for 2023. In general, our 2023 compensation consisted of a base salary, an annual bonus paid in cash and stock awards that were granted based on our 2023 performance and the 2023 long-term equity incentive program. We also provide some forward-looking detail about our current NEOs' 2024 base salaries that were adjusted to be effective March 2024 and annual bonus opportunities to be paid (if earned) in cash and/or stock based on our 2024 performance. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Executive Summary

We are a climate positive investment firm that actively partners with clients to deploy real assets that facilitate the energy transition. With more than $12 billion in managed assets, our vision is that every investment improves our climate future. We believe that we are one of the first U.S. public companies solely dedicated to climate solution investments.

We are internally managed by a management team that has extensive relevant industry knowledge and experience, and a team of over 130 climate finance professionals. We have long-standing relationships with some of the leading clean energy project developers, owners and operators, utilities, and energy service companies, that provide recurring, programmatic investment and fee-generating opportunities. Our programmatic client partnership approach, flexible capital and aligned goals enable repeat business and operational efficiencies. Through our specialized platform, we offer stockholders access to attractive risk-adjusted returns from direct asset investing in diverse energy transition end markets.

With scientific consensus that global-warming trends are linked to human activities and result in various extreme weather events, we believe our firm is well-positioned to generate attractive risk-adjusted returns by investing in, and managing a portfolio of, real assets that mitigate greenhouse gas emissions. Further, with increasing weather-related disasters, we see similar investment opportunities in infrastructure assets that increase the resiliency to these weather events and other adverse impacts of climate change.

Our vision is that every investment improves our climate future and our purpose is to make climate positive investments that produce superior risk-adjusted returns. Sustainability is at the core of our business model and influences every investment decision. which is why we require all HASI investments to be neutral to negative on incremental carbon emissions or have some other tangible environmental benefit such as reducing water consumption or increasing resilience to extreme events.

We believe that a significant part of our competitive advantage is our management team's experience and industry expertise. We believe that our long history of climate solutions investing, the experience, expertise and relationships of our management team, the anticipated credit strength of the obligors or investees involved in our investments and the size and growth potential of our market, position us well to capitalize on our strategy.

Executive Compensation Program Objectives

The Compensation Committee of our board of directors is responsible for establishing and administering our policies that relate to the compensation of our NEOs. We are committed to providing an executive compensation program that encourages and rewards strong financial and operational performance and supports the following goals and philosophies:

• aligning our leadership team's interests with those of our stockholders, including our continued investment in solutions that reduce carbon emissions and increase resilience to climate change;

• motivating and rewarding our leadership team for executing our operational plans with a focus on sustainable long-term growth in a manner that is consistent with appropriate risk-taking based on sound corporate governance practices; and

• attracting and retaining an experienced and effective leadership team while also maintaining an appropriate expense structure.

Structure of Our Executive Compensation Program

As discussed in more detail in this CD&A, our executive compensation program is comprised of the following primary compensation elements:

• base salary, which is an element of compensation set at levels that are commensurate with our NEOs' positions and that provides fixed pay to attract and retain our NEOs, taking into account our budgeted operating expenses;

• incentive compensation (annual bonus) that is payable after the performance period has been completed in cash or in equity that vests over time; and

• long-term equity incentive program comprised of awards subject to both time-based and performance-based vesting that are designed to meet both our long-term growth and retention objectives.

Pay Mix

In determining the mix of compensation among these elements, attention is given to the elements and the mix of pay as well as ensuring that employees' awards align with stockholders' value. As illustrated below, the Compensation Committee continued to structure executive compensation in 2023 so that a significant portion of the target total direct compensation (TDC) of our CEO and the other NEOs was "at-risk" performance-based compensation, with the actual value realized subject to the achievement of short-term or long-term corporate and financial performance goals. For 2023, approximately 55% of Mr. Lipson's target TDC, and an average of 55% of our other NEO's target TDC, was structured as "at-risk" performance-based compensation, as illustrated below:

CEO FY 2023 Target TDC Mix



Average Non-CEO FY 2023 Target TDC Mix



For 2023, over 80% of our targeted executive compensation was variable or equity-based (as opposed to a fixed cash amount) as shown below:

		Percentage of 2023 Targeted Compensation		
Compensation Element	**Type of Compensation**	**Mr. Eckel**	**Mr. Lipson**	**Other Named Executive Officers**
Annual base salary	Fixed	9%	12%	17% to 21%
Annual cash or equity incentive	Variable / Equity-based	21%	21%	26% to 29%
Long-term equity incentive program	Variable / Equity-based	70%	67%	51% to 57%

The Compensation Committee believes having a significant portion of variable or equity-based compensation achieves our goals of encouraging high performance, promoting accountability, retaining skilled and diverse leadership and motivating our executives to achieve our business objectives and aligning their interests with those of our stockholders.

Our Pay for Performance Alignment

The Committee reviews realizable pay versus TSR annually relative to the Company's peer group as an effective way to evaluate the pay and performance relationship. The following graph provides a historical view of realizable pay-for-performance alignment for HASI's CEO against the Company's July 2023 peer group for the period of 2020 - 2022. Findings from our analysis indicate strong alignment between HASI's CEO realizable pay and TSR rankings, reflecting competitive total pay levels, rigorous performance standards, and performance measures that are aligned with the key drivers of shareholder value. HASI's relative TSR performance is at the 24th percentile and CEO realizable pay[2] is at the 44th percentile of the peer group.

Three-Year CEO TDC Realizable Percent Rank


Above Median Performance & Below Median Realizable TDC Value
Below Median Performance & Above Median Realizable TDC Value
24th Percentile TSR
44th Percentile Realizable Pay
HASI
Three-Year TSR Percent Rank
Three-Year CEO TDC Realizable Value Percent Rank
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

A significant portion of our NEOs' compensation is tied to company performance over three-year performance cycles. The long-term equity incentives granted are only eligible to be earned if the Company achieves rigorous relative TSR and absolute TSR goals over the three-year performance period. The details of our long-term incentive programs are further detailed below. The earned value of all long-term incentive equity awards will depend on the portion, if any, earned and the Company's share price. Based on estimates as of 12/31/2023, all outstanding PSU awards are currently tracking below threshold to result in a 0% payout. The graph below illustrates the target compensation and realizable pay of our former CEO, Mr. Eckel, for 2021 and 2022 and for our current CEO, Mr. Lipson, for 2023.

CEO Compensation: Target vs. Realizable Value


$6.4m
$2.3m
$1.9m
$1.4m
$0.8m
$4.4m
$1.0m
$2.6m
$0.8m
$6.6m
$2.4m
$2.0m
$1.4m
$0.8m
$4.7m
$1.2m
$2.7m
$0.8m
$7.6m
$3.0m
$2.4m
$1.4m
$0.8m
$5.0m
$2.1m
$2.1m
$0.8m
Target Value
Realizable Value
2021 (Mr. Eckel)
2022 (Mr. Eckel)
2023 (Mr. Lipson)
Base Salary
Annual Incentive
Time-Based LTIP Units
Performance-Based LTIP Units

2 Total realizable pay for HASI's CEO and the peer group CEOs is defined as the sum of the following components: actual base salary, actual short-term incentive payouts, and long-term incentive awards granted over the preceding three-year period comprised of time-based restricted shares/units and in-the-money stock options valued using closing share prices at the end of the period and performance-based awards valued assuming either actual performance or estimated performance-to-date and closing share prices at the end of the period.

The following chart compares the target compensation values and realizable value for the compensation awarded during the three-year period from 2021 to 2023. Compensation for our former CEO, Mr. Eckel, is included for 2021 and 2022, and compensation for our current CEO, Mr. Lipson, is included for 2023. The CEO's realizable compensation for the three-year period of $14.1M is 32% below the $20.7M target compensation for the same period. During this same three-year period, HASI's annualized TSR was -21%. This demonstrates close alignment between actual pay and performance versus expectations as reflected in the aggregate realizable pay values for the last three years.

A comparison of the realizable value of long-term equity incentive awards as of December 31, 2023, against the target compensation values indicates how compensation outcomes may be impacted by our performance. Such a comparison also shows the degree of alignment between our stock performance and the level of compensation provided to executives.

CEO 3-Year Aggregate Compensation: Target vs. Realizable Value


$20.7m
$7.7m
$6.3m
$4.2m
$2.4m
$14.1m
$4.3m
$7.4m
$2.4m
Target Compensation Value
Realizable Compensation Value (as of 12/31/2023)
Base Salary
Annual Incentive
Time-Based LTIP Units
Performance-Based LTIP Units

Our Executive Compensation Program Best Practices

Our executive compensation program incorporates our board of directors' strong commitment to good governance:

WHAT WE DO:	WHAT WE DO NOT DO:
✓ Structure compensation with a target that is predominantly variable based on company and stock performance	✗ Provide Section 280G gross-up payments
✓ Align short-term and long-term executive incentive plan targets with business goals and stockholder interests	✗ Reward executives for taking excessive, inappropriate, or unnecessary risks
✓ Retain an independent compensation consultant to advise our Compensation Committee	✗ Utilize an equity incentive plan that allows repricing of stock options without prior stockholder approval
✓ Maintain a comprehensive "clawback" policy that applies to our NEOs	✗ Provide multi-year guaranteed salary increases or non-performance-based bonus arrangements
✓ Use multi-year performance metrics that compare our performance to external benchmarks	✗ Rely exclusively on any single metric such as total stockholder return as our only performance metric
✓ Maintain a best-practices insider trading policy	✗ Provide incentive awards for below-threshold performance
✓ Review and consider total compensation for each NEO against a peer group (as defined below)	✗ Provide excessive executive perquisites
✓ Maintain a best-practices stock ownership guidelines for NEOs and Directors	✗ Utilize an equity incentive plan that provides for equity awards subject to a minimum vesting period of less than one year
✓ Re-evaluate and update the composition of our peer group periodically, particularly in light of our significant growth and recent change in business structure	✗ Permit hedging, and pledging and margin accounts related to our Common Stock
✓ Provide minimum thresholds for vesting of performance-based equity awards	✗ Incorporate single trigger vesting for cash compensation under our NEO employment agreements

Stock Ownership Guidelines for Named Executive Officers

Under our stock ownership guidelines, each NEO must hold an ownership stake in the Company that is significant in comparison to their base salary. The aggregate value of stock ownership required to be retained is:

• Executive Chair: six times base salary;

• Chief Executive Officer and President: six times base salary; and

• all other NEOs: three times base salary.

Each NEO has five years to comply from the later of the date they become covered under this policy or the date the policy was originally adopted. Until the individual is in compliance, NEOs must retain 50% of any equity grants, net of any shares withheld or sold to satisfy taxes. Stock ownership for the purpose of these guidelines includes shares of Common Stock, restricted stock, OP units (includes LTIP units) and unvested OP units (includes LTIP units) held by the covered individual but excludes RSUs.

Process for Setting Executive Compensation

The Compensation Committee has primary responsibility for setting and approving the compensation of our chief executive officer and, upon the recommendation of our chief executive officer, reviewing and approving compensation for our other NEOs in a manner that is effective and consistent with our overall executive compensation strategy. As part of that responsibility, the Compensation Committee reviews the performance of each of our NEOs on an individual basis. As part of its process for reviewing the performance of our NEOs for 2023, the Compensation Committee considered the recommendations of Mr. Lipson related to the compensation of our NEOs.

The Compensation Committee typically reviews compensation levels for our NEOs near the beginning of each calendar year when determining base salaries and budgeted amounts for total compensation for the new fiscal year, and then meets again following the end of such fiscal year to review the Company's and the NEOs' actual performance, at which time it makes determinations with respect to adjustments to base salary, annual bonuses and our long-term equity incentive program. The Compensation Committee also meets periodically during the fiscal year to review the Company's performance and other compensation matters, such as quarterly bonus accruals. As part of its annual review of the compensation paid to our NEOs, the Compensation Committee typically considers a number of factors in determining or structuring compensation, including the nature of the executive's job and the responsibilities related thereto, the executive's job performance compared to goals and objectives established for the Company and the executive at the beginning of the year, the experience level of the executive in his or her current position, the compensation levels of competitive jobs within our peer group (as defined below), our financial performance and financial condition, the execution of our investment and financing strategy, the impact of

compensation determinations on our budgeted operating expense ratios and certain other quantitative and qualitative factors. These factors described above may vary from year to year in importance to, and usage by, the Compensation Committee, depending upon market conditions, corporate priorities and individual circumstances.

The Compensation Committee works jointly with management and the compensation consultant to design and implement a compensation plan that combines the elements of current cash compensation in the form of a base salary, an annual bonus (payable in cash and/or equity) and long-term equity incentive compensation in one plan, which we refer to as the executive compensation program, the components of which are described below. The Compensation Committee and our board of directors approved the program on an annual basis for the purpose of (i) attracting and retaining top performing employees, (ii) motivating employees by tying compensation directly to our financial performance, and (iii) rewarding exceptional individual performance that supports our overall objectives. The Compensation Committee believes that by utilizing both cash and equity incentive awards, the executive compensation program allows us to more closely match the incentives of our NEOs with both the long and short-term goals of the business while also improving our ability to monitor the results of our compensation program.

The Compensation Committee has the authority to consult and retain internal and external advisors as needed. In determining the compensation of our NEOs and our board of directors, the Compensation Committee has elected to utilize a variety of resources, including, from time to time, reports, information and advice provided by leading national and regional firms specializing in providing compensation consulting services to public companies. Since 2018, the Compensation Committee has engaged Pay Governance, a compensation consulting firm, to report to the Compensation Committee regarding the setting of certain annual bonus targets for our NEOs. Starting in 2019, the Compensation Committee has engaged Pay Governance to provide advice regarding the executive compensation program for our senior management team and board of directors, including analysis and recommendations regarding (1) base salaries, annual bonuses, including the mix of cash and equity, and long-term incentive compensation for our executive management team, (2) the director compensation program for independent members of our board of directors, and (3) other matters as requested by the Compensation Committee.

Executive Compensation Program Peer Group Criteria and Composition

As part of the annual review of compensation payable to each of our NEOs, the Compensation Committee typically considers the compensation practices and levels at other companies that it deems generally comparable in structure and strategy. We sometimes refer to this group as our "peer group" for purposes of determining compensation.

For 2023, this consideration was based on an October 2022 Pay Governance benchmark report which compared the Company's executive compensation against the 15 companies included in a July 2022 Pay Governance peer group report. The July 2022 peer group report of 15 companies included internally managed mortgage REITs, specialty-finance companies and renewable/sustainable energy companies, with median market capitalization of approximately $2.7 billion as compared to our market capitalization at the same time of approximately $3.3 billion.

In preparation for our board of directors' potential approval of the revocation of our REIT status effective January 1, 2024, and to assist the Compensation Committee in its selection of a peer group against which to compare existing and proposed executive compensation levels for 2024, in July 2023, Pay Governance used several quantitative and qualitative criteria, including the primary selection and refinement criteria listed below, to review existing and potential peer group companies in support of the Compensation Committee's desire to rebalance the peer set to de-emphasize the number of REITs in the group while also making refinements to better reflect the diverse nature of the Company's business. The Compensation Committee also expressed a desire to increase the overall size of the peer group in order for it to be (i) a sufficiently large sample size to ensure robust findings and accommodate changes in composition over time due to M&A activity and changes in size, (ii) of a composition which better reflected the unique nature of the Company's business, and (iii) relevant in terms of the Company's implied market capitalization, which has historically been the primary scoping criteria used by the Company for its peer group. In contrast to revenue, market capitalization is the most relevant indicator of size and how investors view our Company relative to competitors, followed by total managed assets in relevance. Revenue does not accurately reflect the complexity and scope of our business operations within our industry and for other companies in adjacent industries with similar business models. It also does not capture the profits earned from our equity method investments that are not included in our stated total revenue per GAAP reporting requirements.[3] Accordingly, the Compensation Committee removed four REITs from the peer group utilized by the Compensation Committee in setting 2023 compensation and added seven new companies that included asset managers, renewables equipment suppliers, and energy services/efficiency companies, which met the applicable criteria and would position the Company towards the median for market cap. As a result, the executive compensation set by the Compensation Committee for 2024 was based on an updated peer group of 18 companies that included asset managers, renewables equipment suppliers, energy services and efficiency companies and internally managed mortgage REITs, with median market capitalization of $3.0 billion, as compared to our market capitalization at the same time of approximately $2.6 billion.

---

[3] For example, for the year ending December 31, 2023, the Company's total revenue was $319,871,000, which did not include income from our equity method investments of $140,974,000.

July 2022 Peer Group	Primary Selection Criteria	Secondary Selection Criteria	July 2023 Peer Group
Arbor Realty Trust, Inc.	**Implied market capitalization generally similar to that of HASI**	Reverse peers	Arbor Realty Trust, Inc.
First Solar, Inc.			Affiliated Managers Group, Inc.+
Hercules Capital, Inc.			Ameresco, Inc.+
Iron Mountain, Inc.*	Total assets under management generally similar to that of HASI		Array Technologies, Inc.+
Ladder Capital Corp.			Artisan Partners Asset Management Inc.+
Main Street Capital Corporation			Enphase Energy, Inc.+
New York Mortgage Trust, Inc.*	Revenue generally similar to that of HASI	Peers of current and suggested peers	First Solar, Inc.
Plug Power Inc.			Hercules Capital, Inc.
Redwood Trust, Inc.*	Companies that help to position HASI closer to median on key size metrics		Ladder Capital Corp
Safehold, Inc.			Main Street Capital Corporation
SunPower Corporation			Plug Power Inc.
Sunrun Inc.			Safehold Inc.
TPI Composites, Inc.	U.S. publicly-traded companies		Shoals Technologies Group, Inc.+
Uniti Group Inc.*		Companies that our investors consider as peers	Sunrun Inc.
Walker & Dunlop, Inc.	Business focus area		Sunnova Energy International Inc.+
			SunPower Corporation
			TPI Composites, Inc.
			Walker & Dunlop, Inc.

* Indicates that company was removed from peer group in July 2023
+ Indicates that company was added to peer group in July 2023

In reviewing the analysis provided by Pay Governance regarding the 2023 Peer Group, the Compensation Committee noted that HASI was slightly below the median of the peer group for the market capitalization criterion (42%) and was significantly above the median of the peer group for the total managed assets criterion (89%). The Compensation Committee believed that this represented a reasonable and appropriate balance among the key quantitative criteria, particularly given its view that market capitalization and total assets managed have the highest relevance in selecting peer companies for purposes of comparing compensation and the lack of peers available that meet all criteria as a result of the Company's relatively unique position in the market. Although considered as part of our overall screening criteria, focusing solely on revenue would result in a group of peers that neither compete with us for executive talent nor are relevant to our investors.

None of the companies in our peer group were selected by virtue of revenue size alone.

We do not have a policy of targeting compensation for our NEOs to any specific level within the range of total compensation paid by our peer group (i.e., median, upper or lower); rather, we have attempted to structure our executive compensation program and to compensate our NEOs in a manner that is both adequately competitive to retain their services and rewards their performance, hard work and dedication, but is also consistent with our needs to maintain an appropriate expense structure.

Qualitative Factors

In any given year, and for any particular NEO, the Compensation Committee may consider a range of subjective or qualitative factors in setting the NEO's compensation, including:

- our CEO's recommendations and his assessment of the executive's performance;

- the role the executive plays and the importance of such individual to the Company's business strategy and objectives;

- differences in each executive's tenure and experience;

- the responsibilities and particular nature of the functions performed or managed by the executive;

- ensuring our retention and motivation objectives; and

- the likely cost and difficulty that would be encountered in recruiting a replacement.

The Compensation Committee's consideration of any particular factor may range from inapplicable to significant, depending upon the individual and period under consideration. The Compensation Committee does not assign relative weights or rankings to such factors. Rather, the Compensation Committee relies upon its members' knowledge and judgment in assessing the various qualitative and quantitative inputs it receives as to each individual and makes compensation decisions accordingly.

In determining fiscal 2023 executive compensation, and in addition to the assessment of market and other specific factors described in the below discussion of the individual elements of compensation, the Compensation Committee broadly considered these qualitative factors in making its compensation decisions for each NEO. Given their tenure, track record and experience, the Committee considered each of the NEOs to be highly sought-after executives and thus potential candidates for recruitment by other companies.

Scope of Authority of the Compensation Committee

The Compensation Committee has overall responsibility for approving, evaluating and, in some cases, recommending to our board of directors, on an annual basis, director and officer compensation plans, policies and programs of the Company including determining salaries, annual cash bonuses, equity awards, change in control and termination arrangements and director fees. Pursuant to its charter, the Compensation Committee has the sole authority to retain, terminate and pay any compensation consultant to be used to assist in the evaluation of director and senior executive compensation, as well as the authority to retain special legal, accounting or other consultants to advise the Compensation Committee and may form subcommittees and delegate its authority to such subcommittees. No subcommittees were formed by the Compensation Committee in 2023.

Executive Compensation Program Components

The following provides an overview of our approach to each primary element of our NEO compensation program and an analysis of the compensation paid under each of these elements.

Equity incentives have been granted under the 2013 Hannon Armstrong Sustainable Infrastructure Capital, Inc. Equity Incentive Plan, as previously amended (the "2013 Plan"), and the 2022 Plan.

Compensation Element	Objective	Key Features
Base Salary (Cash)	• Provides a fixed element of compensation commensurate with each NEO's position and responsibility.	• Adjustments are generally considered annually based on individual performance, level of pay relative to the market and our peer group, internal pay equity, and retention.
Annual Incentive Compensation (Cash and Equity)	• Provides an annual incentive or bonus based upon our overall corporate and individual performance as well as objective and subjective performance criteria that are aligned with the strategic direction of the Company.	• Compensation Committee approves the overall corporate and individual performance measures as well as objective and subjective performance criteria on an annual basis. • Compensation Committee determines allocation between cash and equity on an annual basis, as well as the vesting criteria of the annual equity awards.
Long-term Incentive Program (Equity)	• Provides equity-based incentives that contain multi-year vesting and/or performance criteria in order to further our retention objectives and align the interests of our NEOs with those of our stockholders over a longer time period.	• Compensation Committee determines allocation between time-based and performance-based awards. • Compensation Committee determines the performance targets and vesting criteria.
Health, Welfare, and Other Benefits	• Offers all eligible employees a competitive benefits package, which includes health and welfare benefits such as 401(k), medical, dental, disability insurance, and life insurance benefits.	• The plans under which these benefits are offered do not discriminate in scope, terms or operation in favor of officers and are available to all eligible employees.
Perquisites and Other Benefits	• Other than life insurance and disability benefits provided to Mr. Eckel as described below and, beginning in 2023, Mr. Lipson, we do not provide any perquisites and do not intend to provide perquisites exceeding $15,000 in the aggregate to our NEOs because we believe that we can provide better incentives for desired performance with compensation in the forms described above.	• N/A

Base Salary

Base salary, which represents the fixed element of our executive compensation program, provides for basic economic security at a level that allows us to retain the executive's services. The Compensation Committee generally establishes annual base salaries for our NEOs commensurate with the level of experience that the executive brings to the position, the nature of the responsibilities required of the executive, such as whether the executive is performing in multiple roles, how successful the executive is in achieving goals established by the Compensation Committee and the executive's contributions to the Company, but does not assign any specific weights to these factors. As discussed in other parts of this CD&A, the Compensation Committee also considers the size of the Company and our budgeted operating expenses in setting annual base salaries. Base salaries are reviewed and may be adjusted to better match competitive market levels, to ensure executive retention or to recognize an executive's professional growth and development, increased responsibility or other discretionary factors. The table below reflects the annual salary of our NEOs with increases effective in April of each of the years:

Name	2022 Annual Salary ($)	2023 Annual Salary ($)	2024 Annual Salary ($)
Jeffrey W. Eckel (Executive Chair effective 03/01/23)	825,000	412,500	412,500
Jeffrey A. Lipson (Chief Executive Officer effective 03/01/23)	525,000	775,000	775,000
Marc T. Pangburn (Chief Financial Officer effective 03/01/23)	400,000	425,000	450,000
Susan D. Nickey	400,000	420,000	440,000
Nathaniel J. Rose	415,000	420,000	420,000
Richard R. Santoroski	400,000	420,000	420,000

The determination to increase base salaries in 2023 for certain of our NEOs was driven by the performance of our NEOs and our desire to establish a base salary that is competitive in the market. As of March 1, 2023, Mr. Eckel transitioned to the role of executive chair, Mr. Lipson became our chief executive officer and president and Mr. Pangburn became our CFO. 2023 salaries for Messrs. Eckel, Lipson and Pangburn reflect their new roles. In 2024, the employment agreements of Messrs. Eckel and Santoroski were amended; however, the amendments did not impact their base salaries.

Annual Incentive Compensation or Bonuses

Annual incentive compensation, in the form of cash incentive compensation and equity incentive awards subject to time-based vesting conditions, is available to each of the NEOs under our executive compensation program, with the Compensation Committee determining the allocation between cash and equity. Incentive compensation serves as a means of linking annual compensation both to our overall performance and to objective and subjective performance criteria that are aligned with the Company's strategic direction.

We provided our NEOs with the opportunity to earn annual incentive compensation for achieving corporate financial and non-financial goals for performance in 2023. These bonus awards, which provide for no minimum award or guaranteed payment, are comprised of two parts: a quantitative component and a qualitative component.

The following chart summarizes the target bonus percentage and actual awarded bonus percentages for 2023 calculated as a percentage of the base salary at the end of the respective year.

Name	2023 Target Bonus (%)	2023 Actual Bonus (%)
Jeffrey W. Eckel	237	363
Jeffrey A. Lipson	175	268
Marc T. Pangburn	150	230
Susan D. Nickey	140	214
Nathaniel J. Rose	150	230
Richard R. Santoroski	130	199

The target bonus percentage for 2024 for each of our NEOs is unchanged from 2023.

2023 Bonus Awards Awarded in 2024

For 2023, our NEO incentive compensation was weighted such that 90% was based on quantitative corporate performance measures and 10% was based on an evaluation of individual performance. The following table sets forth the quantitative corporate performance measure hurdles and corresponding incentive compensation payouts for each of the NEOs under the quantitative component of the incentive plan:

Corporate Performance Objectives	Weighting	Quantitative Company Performance Hurdle[1]	Payout as a % of Target Upon Achievement of Hurdle[1]	Actual Performance
2023 Distributable Earnings / share	75%	$2.08 - $2.18	50%	
		$2.18	100%	$2.23
		$2.18 - $2.29	200%	
2023 Distributable ROE	25%	9.5% – 10.0%	50%	
		10.0%	100%	11.8%
		10.0% – 10.75%	200%	

(1)   Actual results were interpolated between these values.

The calculated achievement of corporate goals was 159%, which, when combined with qualitative measures, resulted in our NEOs receiving an average of 153% of their targeted bonus. In accordance with the 2023 Bonus Awards, our NEOs received the following amounts of total incentive compensation for 2023 that was paid or granted in 2024:

Name	Total Incentive Compensation Earned in 2023 ($)	% of Incentive Compensation Paid in Cash	% of Incentive Compensation Paid in LTIP Units or Restricted Stock
Jeffrey W. Eckel	1,496,744	100	—
Jeffrey A. Lipson	2,076,419	100	—
Marc T. Pangburn	976,013	100	—
Susan D. Nickey	900,228	100	—
Nathaniel J. Rose	964,530	100	—
Richard R. Santoroski	835,926	100	—

Long-Term Incentive Program Granted in 2023

NEOs are eligible to participate in a long-term equity incentive program that is based upon our desire to (i) increase the executive's ownership stake in the Company and better align the executive's long-term interests with those of our stockholders, (ii) tie total incentive compensation (including equity incentive awards) to specified quantitative performance measures, (iii) increase the amount of non-cash, equity incentive compensation earned by our NEOs as a percentage of their total compensation, and (iv) provide our NEOs with a competitive balance of current cash compensation and equity compensation subject to time-based and performance-based vesting conditions that increases the executive's incentive to remain with the Company over the longer-term.

To address the goal of aligning the interests of our NEOs with those of our stockholders, the Compensation Committee allocated 50% of the award to each of our NEOs in the form of either restricted stock units ("RSUs") or, at the election of our NEOs, performance-based LTIP units that, upon conversion, may become Restricted Limited Partnership Units ("OP units"). Performance-based LTIP units vest only upon achievement of specified performance metrics. These performance awards subject our NEOs to the downside risk of a decrease in the value of their compensation if the returns to our stockholders do not match the returns of the index against which our returns are being measured ("Relative TSR") or we do not achieve a specified total stockholder return ("Absolute TSR"). In addition, LTIP units are a special kind of partnership interest that have no value if there is not a positive partnership revaluation event, as defined by the U.S. Internal Revenue Service. Both Absolute and Relative TSR goals are measured on an approximate three-year basis or such shorter period upon the occurrence of a change of control. The number of performance awards that may be earned ranges from 50%

of target for threshold performance achievement, and 200% of target for outperformance achievement. Under the Relative TSR component, target units are earned only if our total stockholder return is equal to or above the 55th percentile of the index. Further, the total units earned will not exceed 100% of the target if the Absolute TSR is below zero.

We believe that growth in stockholder return is important to investors and is an appropriate measure of our long-term success. The use of stockholder return was also based upon an analysis of the measures used by the other companies in our peer group. The Compensation Committee allocated the remaining portion of the annual award (50%) in the form of time-vested restricted Common Stock or, at the election of the officer, time-restricted LTIP units. This allocation satisfies the need for a useful retention tool, given that in our market, there is a demand for experienced executive talent. The service-based award furthers our goal of aligning the long-term interests of our NEOs with those of our stockholders as it subjects our NEOs to the downside risk of a decrease in compensation if the price of our Common Stock declines.

Name	2023 Performance Based Award LTIP Units[1]	2023 Time Based Award LTIP Units[2]	Total Value of 2023 Award ($)[3]
Jeffrey W. Eckel	115,532	57,767	4,073,400
Jeffrey A. Lipson	153,000	76,500	5,394,398
Marc T. Pangburn	40,000	20,000	1,410,300
Susan D. Nickey	37,000	18,500	1,304,528
Nathaniel J. Rose	48,000	24,000	1,692,360
Richard R. Santoroski	36,920	18,460	1,301,707

(1) Represents the total amount of LTIP units that have been granted, which reflect maximum performance. 50% of the units are to be earned based on Absolute TSR over a three-year time period and 50% of the units are to be earned based on Relative TSR over the same time period. The actual OP units to be earned under such grants of LTIP units, which vest based on the achievement of certain targets, are calculated according to the chart below. The total units earned will not exceed 100% of the target if the Absolute TSR is below zero.

Total Stockholder Return Metrics	Threshold 50%	Target 100%	Outperform 200%
Absolute TSR	18.0%	24.0%	30.0%
Relative TSR	30.0%	55.0%	80.0%

(2) Represents time-based LTIP units that vest in three equal annual amounts on May 15, 2024, and March 5, 2025 and 2026.

(3) Amounts in this column represent the aggregate grant date fair value of awards of both the time-vested and performance-vested LTIP units computed in accordance with FASB ASC Topic 718 and the assumptions and methodologies set forth in our Form 10-K for the year ended December 31, 2023 (Note 2 and Note 11, Equity). The time vested grants were valued at $31.23 per unit, the closing price of our Common Stock on the NYSE on March 1, 2023, the date of grant. The Absolute TSR units were valued at $19.65 per unit and the Relative TSR units were valued at $19.64 in each case by an independent appraisal.

Benefits

Benefits are also established based upon a determination of what is needed to aid in attracting and retaining executive talent, as well as providing long-term financial security to our employees and their families. The NEOs are eligible to participate in our health, dental and vision plans, and various insurance plans, including disability and life insurance, and in our 401(k) plan.

Severance Benefits Payable upon Termination of Employment or a Change in Control

In order to achieve our compensation objective of attracting, retaining and motivating qualified senior executives, we believe that we need to provide our NEOs with severance protections that are consistent with the severance protections offered by companies similar to us. Consistent with this philosophy, we believe that severance should be payable to our NEOs in the event their employments are terminated under certain circumstances. For more information regarding the terms of the employment agreements, see "—Narrative to Summary Compensation Table." The employment agreements are reviewed annually by the Compensation Committee.

In April 2022, our board of directors approved our Retirement Policy with immediate effect, and an amended and restated Retirement Policy was approved by the board of directors in April 2024. Our Retirement Policy provides for full vesting at retirement of any time-based awards that were granted prior to the date of retirement. Further, the Retirement Policy permits the vesting of performance-based awards that were granted prior to the date of retirement according to the original vesting schedule of the award, subject to the achievement of the applicable performance measures. The Retirement Policy applies to employees whose chronological age plus number of years of total service for the Company reaches a total age of 65, provided the applicable employee has (1) reached an age of 50 years, or (2) has worked at the Company for at least five years. Employees who have been actively employed by the Company since before the date of our initial public offering are credited with five years of prior service for purposes of determining their eligibility at retirement. Our Retirement Policy applies to all employees who receive grants of equity awards, whether they are NEOs, executive officers or other employees. The Company reserves the right to waive, amend, terminate or discontinue the policy to the extent our board of directors determines that it is in the Company's interest.

Tax Deductibility of Executive Compensation

Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), places a $1,000,000 limit on the amount of compensation that may be deducted annually by the Company on our tax return with respect to certain NEOs, defined as "covered members" under Section 162(m). In December 2020, final regulations around Section 162(m) were published, which pertain in part to up-REIT structures. The final regulations provide that the Company's distributive share of any compensation deduction for amounts paid to our NEOs by our Operating Partnership after December 18, 2020, as well as time-based and performance-based restricted stock awards awarded after November 2, 2017, are subject to the Section 162(m) deduction limit. When the Company determines whether to use performance-based awards in its grants to NEOs, it keeps in mind that there is generally no tax deduction with respect to compensation for an NEO in excess of $1,000,000 a year, and the Company's performance-based pay practices may change accordingly in the future. Although the Compensation Committee generally seeks to preserve the federal income tax deductibility of compensation paid, to maintain flexibility in compensating executives, including our NEOs, in a manner designed to promote our corporate goals, including retaining and incentivizing the NEOs, the Compensation Committee has not adopted a policy that all compensation must be deductible.

Adjustment or Recovery of Awards

The Company believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's overall compensation philosophy. In furtherance of this goal, our board of directors adopted a clawback policy that applies to performance or incentive-based compensation approved, awarded or granted to a Covered Executive (as defined below) and that provides for the possible recoupment of performance or incentive-based compensation in the event of an accounting restatement due to material noncompliance by the Company with any financial reporting requirements under the securities laws (other than due to a change in applicable accounting methods, rules or interpretations).

This means that any performance or incentive-based compensation, whether cash- or equity- denominated, paid to such Covered Executive during the three-year period preceding the publication of the restated financial statements which would have been lower had it been calculated based on such restated financial statements, is subject to adjustment. For the purposes of this clawback policy, the term "Covered Executive" shall mean any NEO as determined by the Compensation Committee pursuant to Item 402 of Regulation S-K and other key employees identified by the Compensation Committee, and includes our NEOs.

Relationship of Compensation Practices to Risk Management

When structuring our overall compensation practices for our employees generally, consideration is given as to whether the structure creates incentives for risk-taking behavior and therefore impacts our risk management practices. Attention is given to the elements and the mix of pay as well as ensuring that employees' awards align with stockholders' value.

The Compensation Committee has assessed the compensation policies and practices for our employees, including our NEOs, and concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee generally considers whether our compensation programs encourage excessive risk taking during its annual review of such programs, which typically occurs during the first quarter of each year.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A section of this proxy statement with management, and, based on such review and discussion, the Compensation Committee recommends that it be included in this proxy statement.

Compensation Committee

Richard J. Osborne (Chair)
Lizabeth A. Ardisana
Teresa M. Brenner
Steven G. Osgood

April 15, 2024

The foregoing report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

2023 Summary Compensation Table

Name and Principal Position[1]	Year	Salary ($)[1]	Stock Awards ($)[2]	Non-equity incentive plan compensation ($)[3]	All other compensation ($)[4]	Total ($)
Jeffrey W. Eckel Executive Chair[5]	2023	542,067	4,073,401	1,496,744	16,500	6,128,712
	2022	825,000	4,430,369	2,743,125	15,250	8,013,744
	2021	763,167	5,857,833	2,598,750	21,855	9,241,605
Jeffrey A. Lipson Director, President and Chief Executive Officer[6]	2023	762,180	5,394,398	2,076,419	16,500	8,249,497
	2022	525,000	1,298,388	1,496,250	15,250	3,334,888
	2021	483,333	1,940,563	1,417,500	14,500	3,855,896
Marc T. Pangburn Executive Vice President and Chief Financial Officer[6]	2023	445,994	1,410,300	976,013	16,500	2,848,807
	2022	390,000	932,724	957,500	15,250	2,295,474
	2021	336,667	891,730	832,500	14,500	2,075,397
Susan D. Nickey Executive Vice President and Chief Client Officer	2023	441,923	1,304,528	900,228	16,500	2,663,179
	2022	390,000	932,724	957,500	15,250	2,295,474
	2021	350,448	1,199,478	832,500	14,500	2,396,926
Nathaniel J. Rose Executive Vice President and Chief Investment Officer	2023	445,673	1,692,360	964,530	16,500	3,119,063
	2022	415,000	1,284,967	1,182,750	15,250	2,897,967
	2021	406,667	2,066,465	1,120,500	14,500	3,608,132
Richard R. Santoroski Executive Vice President and Chief Risk Officer	2023	441,923	1,301,707	835,926	16,500	2,596,056

(1) See "—Compensation Discussion and Analysis—Base Salary" for further salary information. Principal position for the persons shown reflect their positions as of December 31, 2023.

(2) Amounts in this column represent the aggregate grant date fair value of awards of restricted shares of Common Stock, RSUs or LTIP units computed in accordance with FASB ASC Topic 718 and the assumptions and methodologies set forth in our Form 10-K for the year ended December 31, 2023 (Note 2 and Note 11, Equity). See 2013 Plan, 2022 Plan and Grants of Plan-Based Awards below for additional information on share grants.

(3) See "—Compensation Discussion and Analysis—Annual Incentive Compensation—2022 Bonus Awards awarded in 2023" for further information on the non-equity incentive plan compensation earned for 2022 and paid in 2023. See "—Compensation Discussion and Analysis—Annual Incentive Compensation—2023 Bonus Awards awarded in 2024" for non-equity incentive compensation earned in 2023 and paid in 2024.

(4) Other compensation includes the Company's matching contribution to each NEO's 401(k) account of $16,500 for 2023.

(5) On March 1, 2023, Mr. Eckel transitioned to the role of Executive Chair.

(6) On March 1, 2023, Mr. Lipson became our chief executive officer and president, and Mr. Pangburn succeeded Mr. Lipson to become our CFO.

Grants of Plan-Based Awards for 2023

Name and Principal Position	Grant Date	Estimated future payouts under non-equity incentive plan awards[1]			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units (#)[3]	Grant date fair value of stock and option awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)[2]	Target (#)[2]	Maximum (#)[2]		
Jeffrey W. Eckel Executive Chair	3/1/23	—	—	—	—	—	—	57,767	1,804,063
	3/1/23	—	—	—	28,883	57,766	115,532	—	2,269,337
	—	—	—	1,496,744	—	—	—	—	—
Jeffrey A. Lipson Director, President and Chief Executive Officer	3/1/23	—	—	—	—	—	—	76,500	2,389,095
	3/1/23	—	—	—	38,250	76,500	153,000	—	3,005,303
	—	—	—	2,076,419	—	—	—	—	—
Marc T. Pangburn Executive Vice President and Chief Financial Officer	3/1/23	—	—	—	—	—	—	20,000	624,600
	3/1/23	—	—	—	10,000	20,000	40,000	—	785,700
	—	—	—	976,013	—	—	—	—	—
Susan D. Nickey Executive Vice President and Chief Client Officer	3/1/23	—	—	—	—	—	—	18,500	577,755
	3/1/23	—	—	—	9,250	18,500	37,000	—	726,773
	—	—	—	900,228	—	—	—	—	—
Nathaniel J. Rose Executive Vice President and Co-Chief Investment Officer	3/1/23	—	—	—	—	—	—	24,000	749,520
	3/1/23	—	—	—	12,000	24,000	48,000	—	942,840
	—	—	—	964,530	—	—	—	—	—
Richard R. Santoroski Executive Vice President and Chief Risk Officer	3/1/23							18,460	576,506
	3/1/23				9,230	18,460	36,920		725,201
	—		835,926						

(1) The amounts reported represent 2023 cash incentive compensation paid in 2024. The calculation of the actual amounts paid is discussed in "CD&A—Annual Incentive Compensation or Bonuses" above.

(2) Represents LTIP units which may, if the value of our operating partnership appreciates, may be exchanged for OP units. The LTIP units vest based on the achievement of certain targets. See "CD&A—Long-Term Incentive Program Granted in 2023" above.

(3) The awards represent OP units that could be earned under awards of LTIP units, which vest based on the achievement of certain targets, granted for the 2023 Long-Term Incentive program under the 2022 Plan. A description of the terms appears at "CD&A—Long-Term Incentive Program Granted in 2023" above.

(4) Amounts shown in this column represent the estimated grant date fair value calculated in accordance with FASB ASC Topic 718 of shares of LTIP units granted under the 2022 Plan. A description of the terms and the grant fair value appears at "CD&A—Long-Term Incentive Program Granted in 2023" above.

Narrative to Summary Compensation Table

Employment Agreements as of December 31, 2023

As of March 1, 2023, Mr. Eckel moved from chief executive officer and president to executive chair, Mr. Lipson moved from being our chief financial officer to being our chief executive officer and president, and Mr. Pangburn became our chief financial officer. Each entered into a new or amended employment agreement, as applicable, with the Company in connection with this leadership transition. Summaries of the new or amended employment agreements, which became effective on March 1, 2023, have also been provided below.

Employment Agreement for Mr. Eckel

We entered into an amended and restated employment agreement with Mr. Eckel, effective March 1, 2023, which has a term of two years. On February 15, 2024, we amended Mr. Eckel's employment agreement. Mr. Eckel transitioned from our chief executive officer and president and was designated to serve as our executive chair. Mr. Eckel will serve as executive chair for two years. On March 1, 2025, our board of directors will designate Mr. Eckel to serve as our non-executive chair.

The amended employment agreement provides for an annual base salary of $412,500, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Eckel will be eligible for an annual cash performance bonus of 237% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Eckel remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

In each of March 1, 2023 and 2024, we granted to Mr. Eckel equity compensation awards with target values of $3,285,750 and $1,647,000, respectively, subject to vesting and performance requirements.

Mr. Eckel is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Eckel is entitled to receive medical and other welfare plan coverage and fringe benefits. The employment agreement also provides for payment of the premiums for a long-term disability insurance policy which provides benefits equal to at least 300% of Mr. Eckel's annual base salary and payment of the premiums for a term life insurance policy with a death benefit of $5,000,000 for the benefit of his heirs.

The employment agreement provides that if Mr. Eckel is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Eckel will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,

- an amount equal to the sum of (1) Mr. Eckel's then-current annual base salary plus (2) the greater of (A) his annual average bonus over the prior three years and (B) Mr. Eckel's target annual bonus for the year of termination,

- a prorated annual bonus based on the target annual bonus that Mr. Eckel could have earned for the year of termination,

- health benefits for Mr. Eckel and his eligible family members for up to two years following Mr. Eckel's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that he receives comparable benefits from a subsequent employer, and

- 100% of the unvested stock or stock-based awards held by Mr. Eckel will become fully vested and/or exercisable.

If Mr. Eckel is terminated for cause, leaves employment without good reason or his term expires, he will be entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Eckel's employment is terminated due to his death or disability, Mr. Eckel or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,

- the prorated annual bonus for the year in which the termination occurs,

- upon disability only, proceeds from long-term disability insurance policy of 300% of Mr. Eckel's annual base salary,

- upon death only, proceeds of a term life insurance policy in the amount of $5,000,000,

- health benefits for Mr. Eckel and/or his eligible family members for two years following the executive's termination of employment at the same level as in effect immediately preceding the executive's death or disability, and

- 100% of the unvested equity awards held by Mr. Eckel will become fully vested and/or exercisable.

Mr. Eckel's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Eckel is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreements and for a period of 24 months following termination of employment.

Employment Agreement for Mr. Lipson

We appointed Mr. Lipson to chief executive officer and president, and we have entered into a new employment agreement with Mr. Lipson.

We entered into an employment agreement with Mr. Lipson, effective February 14, 2023. The term of employment will continue until either party provides at least 30 days' notice of termination.

The employment agreement provides for an annual base salary of $775,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Lipson will be eligible for an annual cash performance bonus of 175% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Lipson remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Lipson is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Lipson is entitled to receive medical and other welfare plan coverage and fringe benefits. The employment agreement also provides for

payment of the premiums for a long-term disability insurance policy which provides benefits equal to at least 300% of Mr. Lipson's annual base salary and payment of the premiums for a term life insurance policy with a death benefit of $5,000,000.

The employment agreement provides that if Mr. Lipson is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Lipson will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,
- an amount equal to three times the sum of (1) Mr. Lipson's then-current annual base salary plus (2) the greater of (A) his annual average bonus over the prior three years and (B) Mr. Lipson's target annual bonus for the year of termination,
- a prorated annual bonus based on the target annual bonus that Mr. Lipson could have earned for the year of termination,
- health benefits for up to two years following Mr. Lipson's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that he receives comparable benefits from a subsequent employer, and
- 100% of the unvested stock or stock-based awards held by Mr. Lipson will become fully vested and/or exercisable.

If Mr. Lipson is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Lipson's employment is terminated due to his death or disability, Mr. Lipson or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,
- the prorated target annual bonus for the year in which the termination occurs,
- upon disability only, proceeds from long-term disability insurance policy of 300% of Mr. Lipson's annual base salary,
- upon death only, proceeds of a term life insurance policy in the amount of $5,000,000, and
- 100% of the unvested equity awards held by Mr. Lipson will become fully vested and/or exercisable.

Mr. Lipson's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Lipson is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreements and for a period of 24 months following termination of employment.

Employment Agreement for Mr. Pangburn

We appointed Mr. Pangburn to executive vice president and chief financial officer, and we have entered into a new employment agreement with Mr. Pangburn.

We entered into an amended and restated employment agreement with Mr. Pangburn, effective on February 14, 2023. The term of employment will continue until either party provides at least 30 days' notice of termination.

The employment agreement provides for an annual base salary of $425,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Pangburn will be eligible for an annual cash performance bonus of 150% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Pangburn remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Pangburn is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Pangburn is entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provides that if Mr. Pangburn is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Pangburn will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,
- eighteen months of Mr. Pangburn's annual salary,
- an amount equal to 150% of Mr. Pangburn's annual average bonus over the prior three years (or such fewer years with respect to which he received an annual bonus),
- health benefits for eighteen months following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that he receives comparable benefits from a subsequent employer, and
- 100% of the unvested stock or stock-based awards held by Mr. Pangburn will become fully vested and/or exercisable.

If Mr. Pangburn is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Pangburn's employment is terminated due to his death or disability, Mr. Pangburn or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,
- upon death, Mr. Pangburn's prorated annual bonus for the year in which the termination occurs,
- upon disability, the target annual bonus for the year in which the termination occurs, and
- 100% of the unvested equity awards held by Mr. Pangburn will become fully vested and/or exercisable.

Mr. Pangburn's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Pangburn is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreements and for a period of 18 months following termination of employment.

Employment Agreement for Ms. Nickey

We entered into an employment agreement with Ms. Nickey, effective on June 30, 2021. The term of employment will continue until either party provides at least 30 days' notice of termination.

The employment agreement provides for an annual base salary of $370,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Ms. Nickey will be eligible for an annual cash performance bonus of 125% of her base salary based on the satisfaction of performance goals determined by the Compensation Committee. Ms. Nickey remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Ms. Nickey is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Ms. Nickey is entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provides that if Ms. Nickey is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Ms. Nickey will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,
- 12-month annual salary,
- an amount equal to 100% of Ms. Nickey's annual average bonus over the prior three years (or such fewer years with respect to which she received an annual bonus),
- health benefits for one year following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that she receives comparable benefits from a subsequent employer, and
- 100% of the unvested stock or stock-based awards held by Ms. Nickey will become fully vested and/or exercisable.

If Ms. Nickey is terminated for cause or leaves employment without good reason, she will be entitled to any accrued but unpaid base salary and annual bonus.

If Ms. Nickey's employment is terminated due to her death or disability, Mr. Nickey or her estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,
- upon death, Ms. Nickey's prorated annual bonus for the year in which the termination occurs,
- upon disability, the target annual bonus for the year in which the termination occurs, and
- 100% of the unvested equity awards held by Ms. Nickey will become fully vested and/or exercisable.

Ms. Nickey's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Ms. Nickey is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreements and for a period of 12 months following termination of employment.

Employment Agreement for Mr. Rose

We entered into an employment agreement with Mr. Rose, effective on April 17, 2013. The term of employment will continue until either party provides at least 90 days' notice of termination.

The employment agreement provides for an annual base salary of $275,000, subject to increases at the discretion of our board of directors or the Compensation Committee.

Mr. Rose will be eligible for an annual cash performance bonus of 100% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Rose remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Rose is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Rose is entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provides that if Mr. Rose is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Rose will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,

- amount equal to one and one-half times the sum of (1) Mr. Rose's then-current annual base salary plus (2) the greater of (A) his annual average bonus over the prior three years and (B) Mr. Rose's target annual bonus for the year of termination,

- health benefits for two years following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that Mr. Rose receives comparable benefits from a subsequent employer, and

- 100% of the unvested stock or stock-based awards held by Mr. Rose will become fully vested and/or exercisable.

If Mr. Rose is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Rose's employment is terminated due to his death or disability, Mr. Rose or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,

- Mr. Rose's prorated target annual bonus for the year in which the termination occurs,

- health benefits for Mr. Rose and/or his eligible family members for two years following the executive's termination of employment at the same level as in effect immediately preceding the executive's death or disability, and

- 100% of the unvested equity awards held by Mr. Rose will become fully vested and/or exercisable.

Mr. Rose's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Rose is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreements and for a period of 12 months following termination of employment.

The employment agreement for Mr. Rose provides for a modified definition of "good reason" following a change-in-control (as defined in the applicable employment agreement). The employment agreement for Mr. Rose also provides for 100% of the unvested stock (or stock-based) awards held by the executive to become fully vested and/or exercisable upon the effective date of a change in control.

Services Agreement for Mr. Santoroski

We entered into an amended and restated employment agreement with Mr. Santoroski, effective on April 5, 2022. On January 26, 2024, we amended Mr. Santoroski's April 2022 employment agreement and on April 4, 2024, we entered into a letter agreement with Mr. Santoroski to reflect his transition from Executive Vice President and Company employee to a non-employee Strategic Advisor.

The January 2024 employment agreement provided for an annual base salary of $420,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Santoroski was eligible for an annual cash performance bonus of 125% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. In addition, Mr. Santoroski was eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Santoroski was also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Santoroski was entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provided that if Mr. Santoroski was terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Santoroski would be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,

- the then-current annual salary payable as of the date of termination,

- 100% of Mr. Santoroski's average annual bonus actually received in respect of the three fiscal years (or such fewer number of fiscal years with respect to which

Mr. Santoroski received an annual bonus) prior to the year of termination for the fiscal year in which such termination of employment occurs,

• health benefits for one year following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that Mr. Santoroski receives comparable benefits from a subsequent employer, and

• 100% of the unvested stock or stock-based awards held by Mr. Santoroski will become fully vested and/or exercisable.

If Mr. Santoroski was terminated for cause or left employment without good reason, he would have been entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Santoroski's employment was terminated due to his death or disability, Mr. Santoroski or his estate would have been entitled to receive:

• accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination,

• upon death, Mr. Santoroski's prorated annual bonus for the year in which the termination occurs,

• upon disability, the target annual bonus for the year in which the termination occurs, and

• 100% of the unvested equity awards held by Mr. Santoroski will become fully vested and/or exercisable.

The employment agreement also contained standard restrictive covenants, which apply during the term of the employment agreements and for a period of 12 months following termination of employment.

On April 4, 2024, we entered into a letter agreement with Mr. Santoroski to reflect his transition from Executive Vice President and Company employee to a Strategic Advisor under a non-employee consulting agreement. Under the letter agreement, Mr. Santoroski will receive a $232,300 bonus payment on April 19, 2024. He will also receive 7,500 shares of Series B Preferred Stock in RESurety, Inc.

The letter agreement provides Mr. Santoroski with $30,000 a month during the term of the agreement. Mr. Santoroski is also entitled to reimbursement of his health insurance costs for eighteen months after the transition date, unless he or his spouse obtains coverage through another employer. He is also eligible for a bonus payment at the sole discretion of the CEO. Additional compensation may be negotiated based on an increase in scope or in contemplated time spent on in-scope projects.

Previously issued equity awards will continue to vest based on Mr. Santoroski's continued services.

The letter agreement provides that if Mr. Santoroski is terminated for "cause" (as defined in the January 2024 employment agreement, except that Mr. Santoroski will not be required to devote substantially all his business time and efforts to us), he will not be entitled to any further compensation.

If Mr. Santoroski was terminated by us without "cause", Mr. Santoroski would be entitled to the following severance payments and benefits:

• $30,000 a month for the remainder of the eighteen-month agreement period;

• all outstanding time-based equity awarded will be converted into operating partnership units (OP Units);

• notwithstanding any forfeiture clause contained in any related LTIP Unit Award Agreements, Mr. Santoroski's termination would not constitute a Termination of Service (as defined in the related Award Agreements), and Mr. Santoroski will be issued the number of Grant Units (as defined in the related Award Agreements), as contemplated and determined at the applicable time set forth in each Award Agreement; and

• continued provision of health insurance reimbursement, as outlined above.

2022 Plan Summary

Purpose

The purpose of the 2022 Plan is to use incentives to attract and retain officers, directors, key employees, consultants, advisers, and other personnel and to encourage those individuals to increase their efforts to make our business more successful. The 2022 Plan allows for grants of options, stock appreciation rights, restricted stock, RSUs, phantom shares, dividend equivalent rights, LTIP units, cash-based awards, other restricted limited partnership units issued by our operating partnership and other equity-based compensation. We consider our overall compensation philosophy when we decide to grant awards under the 2022 Plan.

Administration

The Compensation Committee, which is comprised solely of independent directors, administers the 2022 Plan. As discussed on page 17 of this proxy statement, we have amended the Compensation Committee's charter to make the Compensation Committee primarily responsible for administering the 2022 Plan and for making grants under the plan. The Compensation Committee consists of at least two individuals, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director. If no compensation committee exists, our board of directors will exercise the functions of our committee.

Awards Under the 2022 Plan

Shares of Restricted Common Stock

A restricted stock award is an award of shares of Common Stock that are subject to restrictions on transferability and such other restrictions the Compensation Committee may impose at the date of grant. Grants of shares of restricted Common Stock will be subject to vesting schedules and other restrictions that the Compensation Committee sets. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the Compensation Committee may determine.

Except to the extent restricted under an applicable award agreement, a restricted stockholder has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive cash dividends on the shares of restricted Common Stock. Although we will pay dividends on shares of restricted Common Stock, whether or not vested, at the same rate and on the same date as on shares of our Common Stock (unless we provide otherwise in an award agreement), holders of shares of restricted Common Stock are prohibited from selling such shares until they vest.

Phantom Shares and RSUs

A phantom share represents a right to receive the fair market value of a share of Common Stock, or, if provided by the Compensation Committee, the right to receive the fair market value of a share of Common Stock in excess of a base value established by the Compensation Committee at the time of grant. A phantom share may also be known as a "Restricted Stock Unit" or "RSU," which is an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the grantee remain continuously employed or provide continuous services for a specified period of time). Our current practice is to refer to all such awards as RSUs.

RSUs will vest as provided in the applicable award agreement. Unless otherwise determined by the Compensation Committee at the time of the grant, RSUs may generally be settled in cash or by transfer of shares of Common Stock (as provided in the grant agreement).

Dividend Equivalents

A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of Common Stock) of dividends paid on shares of Common Stock otherwise subject to an award. The Compensation Committee may provide that amounts payable with respect to dividend equivalents will be converted into cash or additional shares of Common Stock. The Compensation Committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

Restricted Limited Partnership Units

A restricted limited partnership unit may be granted as a unit in our operating partnership (an OP unit) or may include LTIP units, which are structured as profits interests in our operating partnership, providing distributions to the holder of the award based on the achievement of specified levels of profitability by the operating partnership or the achievement of certain goals or events. Initially, LTIP units will not have full parity with OP units with respect to liquidating distributions. Under the terms of the LTIP units, the operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Upon equalization of the capital accounts of the holders of LTIP units with other holders of OP units, the LTIP units will achieve full parity with OP units of the operating partnership for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units and thereafter enjoy all the rights of OP units. The Compensation Committee will establish all other limitations and conditions of awards of restricted OP units as it deems appropriate.

Amendments and Termination

Our board of directors may amend the 2022 Plan as it deems advisable, except that it may not amend the 2022 Plan in any way that would adversely affect a participant with respect to an award previously granted unless the amendment is required in order to comply with applicable laws.

Outstanding Equity Awards at 2023 Fiscal Year End

The following table summarizes all outstanding equity awards held by the NEOs on December 31, 2023.

	Stock Awards	
Name	Number of Shares or Units of Common Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Common Stock That Have Not Vested ($)[2]
Jeffrey W. Eckel	167,073	4,607,873
Jeffrey A. Lipson	138,105	3,808,936
Marc T. Pangburn	44,959	1,239,969
Susan D. Nickey	42,709	1,177,914
Nathaniel J. Rose	59,191	1,632,488
Richard R. Santoroski	40,469	1,116,135

(1)   The following chart summarizes the vesting of the awards by NEO:

Name and Principal Position	Shares or Units	Vesting
Jeffrey W. Eckel Executive Chair	11,667	3/5/24
	29,289	See Note 3
	17,500	See Note 4
	57,767	See Note 5
	21,966	See Note 6
	28,884	See Note 7
Jeffrey A. Lipson Director, President and Chief Executive Officer	3,334	3/5/24
	8,583	See Note 3
	5,000	See Note 4
	76,500	See Note 5
	6,438	See Note 6
	38,250	See Note 7
Marc T. Pangburn Executive Vice President and Chief Financial Officer	1,667	3/5/24
	6,166	See Note 3
	2,500	See Note 4
	20,000	See Note 5
	4,626	See Note 6
	10,000	See Note 7
Susan D. Nickey Executive Vice President and Chief Client Officer	1,667	3/5/24
	6,166	See Note 3
	2,500	See Note 4
	18,500	See Note 5
	4,626	See Note 6
	9,250	See Note 7
Nathaniel J. Rose Executive Vice President and Co-Chief Investment Officer	3,334	3/5/24
	8,495	See Note 3
	5,000	See Note 4
	24,000	See Note 5
	6,372	See Note 6
	12,000	See Note 7

Name and Principal Position	Shares or Units	Vesting
Richard R. Santoroski	795	3/5/24
Executive Vice President and Chief Risk Officer	6,166	See Note 3
	1,192	See Note 4
	18,460	See Note 5
	4,626	See Note 6
	9,230	See Note 7

(2) Valued at $27.58, the closing price of our shares on the NYSE on December 29, 2023, the last day of trading for 2023.

(3) These awards are time-based LTIP units that vest in two equal annual amounts on March 5, 2024 and 2025.

(4) These awards are LTIP units that represent the right to receive up to one OP unit per LTIP unit on March 5, 2024 depending on the level of achievement of certain targets. The table reflects 0.25 OP units per LTIP unit based on achieving threshold performance. Based on the performance against the targets through December 29, 2023, the end of the performance period, zero OP units per LTIP unit will vest.

(5) These awards are time-based LTIP units that vest in three equal annual amounts on May 15, 2024 and March 5, 2025 and 2026.

(6) These awards are LTIP units that represent the right to receive up to one OP unit per LTIP unit on March 5, 2025 depending on the level of achievement of certain targets. The table reflects 0.25 OP units per LTIP unit based on the performance against the targets through December 29, 2023, the last day of trading for 2023.

(7) These awards are LTIP units that represent the right to receive up to one OP unit per LTIP unit on March 5, 2026 depending on the level of achievement of certain targets. See "CD&A-Long-Term Incentive Program Granted in 2023" above. The table reflects 0.25 OP units per LTIP unit based on the performance against the targets through December 29, 2023, the last day of trading for 2023.

2023 Option Exercises and Securities Vested

The following table summarizes the restricted stock, RSU and LTIP unit awards that vested with respect to our Named Executive Officers during the fiscal year ended December 31, 2023.

	Stock Awards	
Name	Number of Securities Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey W. Eckel	83,890	2,541,299
Jeffrey A. Lipson	25,396	770,049
Marc T. Pangburn	22,592	688,762
Susan D. Nickey	20,706	629,957
Nathaniel J. Rose	25,779	782,214
Richard R. Santoroski	3,877	105,228

Pension Benefits and Nonqualified Deferred Compensation

We did not provide any pension benefits or nonqualified deferred compensation plans during 2022 or 2023.

Payments Upon Termination for 2023

The following table sets forth the potential payments to each NEO under the terms of their employment agreements and equity award agreements described above due to various scenarios as of December 31, 2023. Amounts shown do not include (a) payment of any unpaid portion of the NEO's base salary through the effective date of termination, (b) reimbursement for any outstanding reasonable business expense, and (c) any bonus or incentive compensation that had been accrued through the effective date of termination but not paid. Amounts shown reflect employment agreements entered into by Messrs. Eckel, Lipson and Pangburn, effective March 1, 2023, as amended.

Name	Benefit	Without Cause/For Good Reason / Non-renewal by Company ($)[1]	Death ($)	Disability ($)[2]	Change in Control ($)[3]	Retirement ($)[5]
Jeffrey W. Eckel	Cash	3,804,926	5,977,625	2,215,125	3,804,926	—
	Continued Health Benefits	45,633	45,633	45,633	45,633	—
	Equity[4]	6,492,911	6,492,911	6,492,911	2,964,105	2,722,780
Jeffrey A. Lipson	Cash	7,750,000	6,356,250	3,681,250	7,750,000	—
	Continued Health Benefits	61,665	—	—	61,665	—
	Equity[4]	5,179,331	5,179,331	5,179,331	2,507,491	—
Marc T. Pangburn	Cash	1,683,700	976,013	976,013	1,683,700	—
	Continued Health Benefits	46,249	—	—	46,249	—
	Equity[4]	1,712,249	1,712,249	1,712,249	802,109	—
Susan D. Nickey	Cash	773,096	900,228	900,228	773,096	—
	Continued Health Benefits	10,010	—	—	10,010	—
	Equity[4]	1,629,509	1,629,509	1,629,509	760,739	—
Nathaniel J. Rose	Cash	2,278,876	964,530	964,530	2,278,876	—
	Continued Health Benefits	61,665	61,665	61,665	61,665	—
	Equity[4]	2,277,032	2,277,032	2,277,032	1,056,838	—
Richard R. Santoroski	Cash	548,792	835,926	835,926	548,792	—
	Continued Health Benefits	22,816	—	—	22,816	—
	Equity[4]	1,531,104	1,531,104	1,531,104	717,549	—

(1) This column describes the payments and benefits that become payable if the Company elects not to renew the NEO's employment agreement, if employment is terminated by the Company without cause, or if employment is terminated by the NEO for good reason. For Mr. Eckel, the term "cause" means (i) conviction of, or plea of nolo contendere to, a felony involving moral turpitude, deceit, dishonesty or fraud (but excluding traffic violations) that is injurious to the business or reputation of the Company; (ii) willful and material misconduct in connection with the performance of his duties, including, without limitation, embezzlement or the misappropriation of funds or property of the Company; (iii) failure to adhere to the lawful directions of our board of directors, or to devote substantially all of his business time and efforts to the Company, in either event, which continues for a period of 30 business days after written demand for corrective action is delivered by the Company; or (iv) material breach of (x) any covenant contained in the employment agreement; or (y) the other terms and provisions of the employment agreement and, in each case, failure to cure such breach within 10 days following written notice from the Company specifying such breach. For Messrs. Lipson, Pangburn, Rose and Santoroski and Ms. Nickey, the term "cause" means the NEO's (i) commission of, and indictment for or formal admission to, a felony involving moral turpitude, deceit, dishonesty or fraud (but excluding traffic violations); (ii) willful and material misconduct in connection with the performance of the NEO's duties, including, without limitation, embezzlement or the misappropriation of funds or property of the Company; (iii) failure to adhere to the lawful directions of the CEO, to adhere to the Company's policies and practices or to devote substantially all of the NEO's business time and efforts to the Company, which failure continues for a period of 30 business days after written demand for corrective action is delivered by the Company; or (iv) material breach of (x) any covenant contained in the employment agreement; or (y) the other terms and provisions of the employment agreement and, in each case, failure to cure such breach within 10 days following written notice from the Company specifying such breach.

The term "good reason" means (i) any change in job title or material diminution in the NEO's roles and responsibilities from those set forth in the employment agreements (including, without limitation, the assignment of duties inconsistent with the NEO's position or, for Mr. Eckel only, no longer being the chair of our board of directors and the senior-most executive of the Company); (ii) a reduction in the NEO's annual salary or annual bonus potential; (iii) a relocation of the Company's headquarters outside a 30 mile radius of Annapolis, MD or moving of the NEO's office or place of performance from the Company's headquarters; (iv) a material breach by the Company of the employment agreement or any other material agreement between the NEO and the Company; or (v) for Mr. Eckel only, there shall have occurred a change in control. For Mr. Rose, following a change in control the definition of good reason set forth is modified to delete all references to the term "material." For Mr. Lipson, the definition is applicable only following a change in control and does not include references to the term "material."

(2) The term "disability" means that the NEO has become physically or mentally incapable of performing the duties under the employment agreement and such disability has disabled the NEO for a cumulative period of 180 days within any 12-month period.

(3) The term "change in control" is defined in "—Change in Control" above.

(4)   Includes the value of accelerated vesting of outstanding equity awards granted to the NEO. The acceleration value of the restricted stock was calculated using the closing price of $27.58 per share on December 29, 2023, the last trading day of 2023. For termination without cause, termination for good reason, non-renewal by the Company, death or disability, the number of performance shares reported is based on the target level of performance. For change in control, the number of performance shares reported is based on the actual level of performance through December 31, 2023.

(5)   Refer to "Severance Benefits Payable Upon Termination of Employment or a Change in Control" above for details of our Retirement Policy.

CEO Compensation Pay Ratio

We believe our executive compensation program must be internally consistent and equitable to motivate our employees to create stockholder value. We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing disclosure regarding the ratio of the annual total compensation of Jeffrey Lipson, our chief executive officer during 2023, to that of our median employee in the table below.

	HASI (2023)
CEO Compensation	$8,262,317
Median Employee Compensation	$ 246,024
CEO to Worker Ratio	34:1

The CEO Compensation is provided in the "Summary Compensation Table" above. Because Mr. Lipson began as

CEO on March 1, 2023, we annualized his compensation as CEO in calculating the pay ratio. We identified the median employee using the annual base salary and expected bonus, as of December 31, 2023, plus any long-term incentive equity awards granted in 2023 for all individuals, excluding our chief executive officer, who were employed by us on December 31, 2023, the last day of our payroll year (whether employed on a full-time, part-time, or seasonal basis). If the median employee's total compensation was not comparable to the CEO Compensation, for example, because such median employee was hired at the end of the year and thus did not receive long-term incentive equity awards in 2023, we used the next lower employee who was comparable as the median employee. After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our CEO Compensation.

2023 Pay Versus Performance Table

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO")

and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary compensation table total for PEO-Eckel ($)[1]	Summary compensation table total for PEO-Lipson ($)[1]	Compensation actually paid to PEO - Eckel ($)[1, 2, 3]	Compensation actually paid to PEO - Lipson ($)[1, 2, 3]	Average summary compensation table total for non-PEO NEOs ($)[1]	Average compensation actually paid to non-PEO NEOs ($)[1, 2, 3]	Value of initial fixed $100 investment based on[4]:		Net Income (thousand $)	Distributable Earnings per share ($)[5]
							Total shareholder return	Peer group total shareholder return		
2023	6,128,712	8,249,497	5,078,289	7,396,209	2,806,776	2,518,530	102.54	110.77	150,757	2.23
2022	8,013,744	—	(977,130)	—	2,705,951	713,079	100.75	100.69	41,911	2.08
2021	9,241,605	—	4,411,821	—	2,953,807	2,040,073	176.97	134.1	127,346	1.88
2020	3,998,245	—	25,869,661	—	1,658,095	7,764,371	205.95	94.9	82,759	1.55

(1) Mr. Eckel was our PEO for 2022 and 2021. Mr. Eckel and Mr. Lipson each served as our CEO for part of 2023. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022	2023
Jeffrey A. Lipson	Jeffrey A. Lipson	Jeffrey A. Lipson	Marc T. Pangburn
J. Brendan Herron	J. Brendan Herron	Susan D. Nickey	Susan D. Nickey
Steven L. Chuslo	Steven L. Chuslo	Marc T. Pangburn	Nathaniel J. Rose
Daniel K. McMahon	Daniel K. McMahon	Nathaniel J. Rose	Richard R. Santoroski
Nathaniel J. Rose	Susan D. Nickey		
	Marc T. Pangburn		
	Nathaniel J. Rose		

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards columns set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for PEO Eckel ($)	Exclusion of Change in Pension Value for PEO Eckel ($)	Exclusion of Stock Awards for PEO Eckel ($)	Inclusion of Pension Service Cost for PEO Eckel ($)	Inclusion of Equity Values for PEO Eckel ($)	Compensation Actually Paid to PEO Eckel ($)
2023	6,128,712	—	(4,073,401)	—	3,022,979	5,078,289
2022	8,013,744	—	(4,430,369)	—	(4,560,505)	(977,130)
2021	9,241,605	—	(5,857,833)	—	1,028,050	4,411,821
2020	3,998,245	—	(2,385,784)	—	24,257,200	25,869,661

Year	Summary Compensation Table Total for PEO Lipson ($)	Exclusion of Change in Pension Value for PEO Lipson ($)	Exclusion of Stock Awards for PEO Lipson ($)	Inclusion of Pension Service Cost for PEO Lipson ($)	Inclusion of Equity Values for PEO Lipson ($)	Compensation Actually Paid to PEO Lipson ($)
2023	8,249,497	—	(5,394,398)	—	4,541,111	7,396,209
2022	—	—	—	—	—	—
2021	—	—	—	—	—	—
2020	—	—	—	—	—	—

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	2,806,776	—	(1,427,224)	—	1,138,978	2,518,530
2022	2,705,951	—	(1,112,201)	—	(880,671)	713,079
2021	2,953,807	—	(1,586,951)	—	673,217	2,040,073
2020	1,658,095	—	(835,541)	—	6,941,817	7,764,371

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO Eckel ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO Eckel ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO Eckel ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO Eckel ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO Eckel ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for PEO Eckel ($)	Total - Inclusion of Equity Values for PEO Eckel ($)
2023	3,477,830	(895,814)	—	110,167	—	330,796	3,022,979
2022	2,262,307	(6,165,136)	—	(1,433,346)	—	775,670	(4,560,505)
2021	5,701,032	(2,907,648)	—	(2,460,600)	—	695,265	1,028,050
2020	10,486,926	11,633,770	—	1,114,284	—	1,022,220	24,257,200

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO Lipson ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO Lipson ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO Lipson ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO Lipson ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO Lipson ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for PEO Lipson ($)	Total - Inclusion of Equity Values for PEO Lipson ($)
2023	4,605,683	(258,364)	—	34,073	—	159,719	4,541,111
2022	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	1,218,549	(166,353)	—	22,989	—	63,792	1,138,978
2022	567,921	(1,341,806)	—	(235,527)	—	128,741	(880,671)
2021	1,543,385	(513,005)	—	(548,620)	—	191,457	673,217
2020	3,394,119	3,162,358	—	159,713	—	225,627	6,941,817

(4) For 2023, the Peer Group TSR set forth in this table uses the ALPS Clean Energy ETF, which we also use in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2020, through December 31, 2023 in the Company and in the ALPS Clean Energy ETF, respectively. For 2020 and 2021, the Peer Group TSR uses the FTSE NAREIT All Equity REIT Index ("FTSE NAREIT All Equity"). The FTSE NAREIT All Equity TSR as of December 31, 2023 was 112.04. ALPS Clean Energy ETF is a growing, US-based, well-diversified, mid-cap investor in climate-positive real assets that we believe is well positioned to serve as a peer group index. ALPS Clean Energy ETF is comprised of companies who generally own or operate assets similar to our investments in renewable energy projects as well other companies positively exposed to the energy transition. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Distributable EPS to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023. See Item 7 to our Annual Report on Form 10-K, filed on February 16, 2024, for an explanation of Distributable Earnings, including a reconciliation to the relevant GAAP measure. This performance measure may not have been the most important financial performance measure for years 2022 and 2021 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the four most recently completed fiscal years.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the four most recently completed fiscal years.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Distributable EPS

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and Distributable EPS during the four most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Distributable EPS

Description of Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the four most recently completed fiscal years to that of the FTSE NAREIT All Equity REIT Index and the ALPS Clean Energy ETF over the same period.



Comparison of Cumulative TSR of Hannon Armstrong Sustainable
Infrastructure Capital, Inc., FTSE NAREIT All Equity REIT Index and ALPS Clean Energy ETF

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2023 to Company performance. The measures in this table are not ranked.

Distributable EPS
TSR
Distributable ROE

Proposal No. 4
Reincorporation to Delaware Corporation

Introduction

Our board of directors has declared it advisable to, and recommends that our stockholders approve a proposal to, convert the Company from a Maryland corporation to a Delaware corporation under the name "HA Sustainable Infrastructure Capital, Inc." in accordance with the Plan of Conversion attached to this proxy statement (the "Reincorporation"). In this proxy statement, we sometimes refer to the Company as a Maryland corporation before the Reincorporation as "HASI-Maryland" and the Company as a Delaware corporation after the Reincorporation as "HASI-Delaware."

Assuming the stockholders approve this proposal and the Reincorporation becomes effective, the principal effects immediately following the Reincorporation will be that:

- the name of the Company following the Reincorporation will become "HA Sustainable Infrastructure Capital, Inc.";

- the Company will become subject to Delaware corporation laws, and the Company's existing charter (the "Maryland Charter") and Bylaws (the "Maryland Bylaws," and together with the Maryland Charter, the "Maryland Organizational Documents") will be replaced by a new Delaware certificate of incorporation (the "Delaware Certificate") and bylaws (the "Delaware Bylaws," and together with the Delaware Certificate, the "Delaware Organizational Documents"), as more fully described below;

- HASI-Delaware will: (a) be deemed to be the same entity as HASI-Maryland for all purposes under Maryland and Delaware law, and (b) continue to have and succeed to all of the rights, privileges and powers of HASI-Maryland, except for the changes that result from being governed by Delaware law, the Delaware Certificate and the Delaware Bylaws;

- our capitalization will remain the same with each outstanding share of HASI-Maryland Common Stock automatically converting to represent an outstanding share of HASI-Delaware common stock;

- our Tax Benefits Preservation Plan will be terminated and the Delaware Certificate will include provisions also intended to reduce the risk of an "ownership change" under Section 382 of the Code; and

- other than the change in corporate domicile, the Reincorporation itself will not result in any change in the business, physical location, management, assets or liabilities of the Company, nor will it result in any change in the location of our current employees, including management.

Stockholders are urged to read this proposal carefully, including the attached exhibits, before voting on the Reincorporation proposal. The relevant appendices that should be reviewed along with this proposal are:

- Appendix A - Form of Plan of Conversion
- Appendix B - Delaware Certificate
- Appendix C - Delaware Bylaws

The following discussion summarizes certain material provisions of the proposed Reincorporation. This summary is subject to and qualified in its entirety by the full texts of the Plan of Conversion, Delaware Certificate and Delaware Bylaws in the forms attached as appendices to this Proxy Statement. Copies of the Maryland Organizational Documents are publicly available as exhibits to reports we have previously filed with the SEC.

>  Our board of directors recommends a **vote FOR** the Reincorporation.

Mechanics of Reincorporation

The Reincorporation will be effected by a conversion of the Company into a Delaware corporation under the Plan of Conversion to be approved by HASI-Maryland in accordance with Section 3-901 *et seq.* of the Maryland General Corporation Law (the "MGCL") and Section 265 of the Delaware General Corporation Law (the "DGCL").

Among other things, the Plan of Conversion provides that the Company will convert into a Delaware corporation and become subject to Delaware law. By virtue of the conversion, all of the rights, privileges and powers of HASI-Maryland, as well as all assets and liabilities belonging HASI-Maryland immediately prior to the Reincorporation, will remain the rights, privileges, powers, assets and liabilities of HASI-Delaware following the consummation of the Reincorporation. The consolidated financial condition and results of operations of HASI-Delaware immediately after consummation of the Reincorporation will be the same as those of HASI-Maryland immediately prior to consummation of the Reincorporation.

The Plan of Conversion requires that filings be made with the State Department of Assessments and Taxation of Maryland and the Secretary of State of the State of Delaware, including: (1) filing articles of conversion in Maryland, and (2) filing in Delaware: (i) a certificate of conversion and (ii) the Delaware Certificate. Approval of the Reincorporation will also constitute approval of the forms of each of the Plan of Conversion and the Delaware Certificate, in each case, in the forms appended to this proxy statement as exhibits. Pursuant to the Plan of Conversion, the Company will also take all other actions

and make all other filings necessary to complete the Reincorporation, including updating local, state and federal regulatory and licensing bodies.

The Plan of Conversion has been unanimously approved by our board of directors and may be amended or modified prior to consummation of the Reincorporation, provided that the amendment or modification does not materially alter or change the terms and conditions of the Plan of Conversion in a manner that adversely affects the Company's stockholders. The Reincorporation may also be delayed by our board of directors, and the Plan of Conversion may be terminated or abandoned at any time prior to consummation of the Reincorporation, depending on the facts and circumstances at the time. However, at present, if the Company's stockholders approve this Proposal 4 at the Annual Meeting, the Company intends to consummate the Reincorporation as soon as practicable thereafter.

Automatic Conversion of Securities

Concurrent with the consummation of the Reincorporation, each outstanding share of Common Stock of HASI-Maryland will automatically convert into one share of common stock of HASI-Delaware and each outstanding option, warrant or other right to acquire shares of HASI-Maryland Common Stock or HASI-Maryland preferred stock will constitute an option, warrant or other right to acquire an equal number of shares of HASI-Delaware common stock or HASI-Delaware preferred stock. HASI-Maryland share certificates and book-entry positions will automatically represent shares and book-entry positions of HASI-Delaware upon the effectiveness of the Reincorporation. Stockholders

who hold HASI-Maryland share certificates will not be required to surrender or exchange those share certificates in connection with the Reincorporation.

Following the consummation of the Reincorporation, the Company's common stock will remain listed on the New York Stock Exchange under the symbol "HASI" and Equiniti Trust Company, LLC will continue to be the transfer agent and registrar for the Company's common stock. Additionally, all registration statements of HASI-Maryland on file with the SEC immediately prior to the Reincorporation will continue to relate to HASI-Delaware.

No Changes to Equity Incentive Plans

Upon effectiveness of the Reincorporation, all of the Company's equity incentive plans will be continued by HASI-Delaware, and each equity-based award issued and outstanding pursuant to such equity incentive plans will automatically convert into an equity-based award with respect to the same number of shares of HASI-Delaware, upon the same terms and subject to the same conditions as set forth in the applicable plan under which the award

was granted and in the agreement reflecting the award. Approval of the Reincorporation would constitute approval of the assumption of these equity incentive plans by HASI-Delaware. Assuming the Reincorporation is approved, HASI-Delaware will continue HASI-Maryland's other employee benefit arrangements upon the terms and subject to the conditions currently in effect.

No Changes to Operating Partnership

There will be no changes to the operating partnership, which is a Delaware limited partnership, upon the effectiveness of the Reincorporation. All outstanding partnership interests of the operating partnership immediately prior to the Reincorporation will continue to be outstanding following the effectiveness of the Reincorporation without change, including any redemption features of such interests.

Principal Reasons for Reincorporation

Because state corporate law governs the internal affairs of a corporation, choice of a state domicile is an extremely important decision for a public company. Management and boards of directors of corporations look to state corporate law, and judicial interpretations of state corporate law, to guide their decision-making on many key issues, including determining appropriate governance policies and procedures, understanding their duties to stockholders and evaluating key strategic alternatives for a corporation, including mergers, acquisitions and divestitures. Our board of directors and management believe that it is important for us to be able to draw upon well-established principles of corporate governance in making legal and business decisions. The primary purpose for effecting the Reincorporation is the prominence and predictability of Delaware corporate law, which provides a reliable foundation on which our governance decisions can be based. We believe that our stockholders will benefit from the predictability of Delaware corporate law and the responsiveness of the Delaware judiciary to their needs and to the needs of the corporation they own.

The principal factors our board of directors considered in deciding to pursue and recommending that our stockholders approve the proposed Reincorporation are summarized below:

• greater predictability, flexibility and responsiveness of Delaware law to corporate needs;

• access to specialized courts;

• enhanced ability of Delaware corporations to attract and retain directors and officers; and

• greater certainty with respect to indemnification and limitation of liability for directors and officers.

Predictability, Flexibility and Responsiveness of Delaware Law. Delaware has adopted comprehensive and flexible corporate laws that are updated regularly to meet changing business circumstances. The Delaware General Assembly each year considers statutory amendments to the DGCL that the Corporation Law Section of the Delaware State Bar Association proposes in an effort to ensure the DGCL continues to be responsive to the changing needs of businesses. The Delaware legislature is therefore seen as sensitive to and experienced in addressing issues regarding corporate law and is especially responsive to developments in modern corporate law. The Delaware Secretary of State is viewed as particularly flexible and responsive in its administration of the filings required for mergers, acquisitions and other corporate transactions. While most publicly held real estate investment trusts are formed under Maryland law, Delaware has become a preferred domicile for many major American corporations and its corporate law and administrative practices have become comparatively well-known and widely understood. In addition, Delaware case law provides a well-developed body of law defining the duties and decision-making processes expected of boards of directors in evaluating potential or proposed extraordinary corporate transactions. As a result of these factors, after the termination of our election to be treated as a real estate investment trust for U.S. federal income tax purposes, it is anticipated that Delaware law provides more efficiency, predictability and flexibility in our legal affairs than is presently available under Maryland law.

Access to Specialized Courts. Cases involving corporate law issues are adjudicated in a specialized Chancery Court in Delaware and the Delaware Supreme Court, which are each highly regarded. These courts have developed considerable expertise in dealing with corporate legal issues, as well as a substantial and influential body of case law construing Delaware's corporate law and has streamlined procedures and processes that help provide relatively quick decisions.

Enhanced Ability to Attract and Retain Directors and Officers. We are in a competitive industry and we compete for talented individuals to serve on our management team and on our board of directors. The majority of public companies are incorporated in Delaware. Not only is Delaware law more familiar to directors, it also offers greater certainty and stability from the perspective of those who serve as corporate officers and directors. We believe that the better understood and comparatively stable corporate environment afforded by Delaware law would enable us to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers.

More Certainty Regarding Indemnification and Limitation of Liability for Directors. In general, both Maryland and Delaware permit a corporation to include a provision in its charter which reduces or limits the monetary liability of directors and officers for breaches of fiduciary duties, subject to certain exceptions further discussed in the table below under "Limitation on Liability." We believe that Delaware case law regarding a corporation's ability to limit director and officer liability and to indemnify and advance litigation expenses to directors and officers is more developed and provides more guidance than Maryland case law.

Certain Risks Associated With the Reincorporation

Notwithstanding the belief of our board of directors as to the benefits to our stockholders of the Reincorporation, there can be no assurance that the Reincorporation will result in the benefits discussed in this proxy statement, including the benefits of or resulting from reincorporation in the State of Delaware, the ability to attract and retain qualified directors and officers or certain changes in our corporate governance.

Anti-takeover Implications

Delaware, like many other states (including Maryland), permits a corporation to include in its certificate of incorporation or bylaws or to otherwise adopt measures that may have the effect of reducing a corporation's vulnerability to unsolicited takeover attempts. Certain provisions of Delaware law and Maryland law may have a similar effect. Our board of directors, however, is not proposing the Reincorporation to prevent a change in control of the Company and is not aware of any current attempt by any person to acquire control of the Company or to obtain representation on our board of directors.

Select Comparison of Organizational Documents and Applicable Law

In connection with this proposal, our board of directors has sought to maintain intact the existing material rights of the Company's stockholders. The following is a comparison of certain provisions in the Company's proposed Delaware Organizational Documents and comparable provisions in the Maryland Organizational Documents, as well as certain provisions of the DGCL and comparable applicable provisions of the MGCL. These comparisons summarize certain differences that stockholders may deem important, but are not intended to list all differences and are qualified in their entirety by reference to those documents and to the MGCL and DGCL, respectively.

The following chart should be read with reference to the MGCL and DGCL. Stockholders are encouraged to read the Delaware Certificate and the Delaware Bylaws in their entirety and to compare them to the current Maryland Organizational Documents.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Name	Hannon Armstrong Sustainable Infrastructure Capital, Inc.	HASI Inc.
Number of Authorized Shares	450,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock.	No change.
Common Stock Voting Rights	One vote per share.	No change.
Cumulative Voting Rights	Under the Maryland Charter, the holders of common stock do not have cumulative voting rights in the election of directors.	No change.
Blank Check Preferred Stock	The Maryland Charter provides that our board of directors may create and issue new series of preferred stock from the authorized but unissued shares of common stock or preferred stock and set the powers, preferences and rights and the qualifications, limitations and restrictions of such series (without a vote of the stockholders).	No change.
Amendments to Charter to Increase or Decrease Authorized Capital	Our board of directors, with the approval of a majority of our entire board of directors and without any action by the stockholders, may amend the Maryland Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that HASI-Maryland has authority to issue.	Under the DGCL, amendments to the certificate of incorporation to increase or decrease the authorized number of shares of the capital stock shall be approved and declared advisable by our board of directors and (i) so long as the shares of such class being increased or decreased are listed on a national securities exchange immediately before such amendment becomes effective and meet the listing requirements of such national securities exchange relating to the minimum number of holders immediately after the amendment becomes effective, by the stockholders by a majority of the votes cast or (ii) by the stockholders by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon. The amendment shall also be approved by a separate class vote of the holders of the class of shares being increased or decreased unless the certificate of incorporation expressly opts out of such class vote. The Delaware Certificate opts out of the separate class vote.
Class Voting Rights	The MGCL does not require mandatory class voting rights.	Under the DGCL, an amendment to a corporation's certificate of incorporation generally requires a board resolution declaring the advisability of the amendment and approval by the holders of a majority of the outstanding shares of stock entitled to vote thereon, unless the certificate of incorporation requires a greater vote. If the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class shall be entitled to vote as a class upon the proposed amendment. As described above in "Amendments to Charter to Increase or Decrease Authorized Capital," the Delaware Certificate includes a provision opting out of the separate class vote for increases or decreases to the authorized number of shares of common stock and preferred stock.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Stockholder Action by Consent	The MGCL permits holders of common stock to take action by less than unanimous written consent without a meeting only if authorized by the charter. The Maryland Charter provides that stockholders may act by consent if unanimous.	Under the DGCL, unless the certificate of incorporation provides otherwise, any action to be taken at a meeting of the stockholders may be taken without a meeting if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting consent to the action in writing or by electronic transmission and such consent or consents are delivered to the corporation in accordance with Delaware law. The Delaware Certificate provides that subject to the terms of any series of preferred stock that expressly permits the holders of such series to act by consent, any action that may be taken at any meeting of the stockholders may not be taken or effected by the consent of stockholders in lieu of a meeting.
Size of the Board	The number of directors is determined by our board of directors.	No change.
Vacancies and Newly Created Directorships	We have elected in the Maryland Charter to be subject to provisions of the MGCL that provide that vacancies on our board of directors may be filled only by the remaining directors.	The Delaware Certificate provides that vacancies and newly created directorships may only be filled by our board of directors.
Extraordinary Actions (Dissolution, merger, consolidation, conversion, sale of all or substantially all of the assets and statutory share exchange)	The dissolution, merger, consolidation, conversion or sale of all or substantially all of the assets or stock of HASI-Maryland, or a statutory share exchange of HASI-Maryland's stock must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all votes entitled to be cast on the matter. Abstentions and broker non-votes will have the effect of a vote against any such proposal.	Under the DGCL, generally, a merger, consolidation, conversion, sale of all or substantially all of a corporation's assets (other than a sale to a wholly owned subsidiary) or dissolution must be approved by the corporation's board of directors and the holders of a majority in voting power of the outstanding shares entitled to vote unless the certificate of incorporation provides for a higher voting standard. The Delaware charter does not contain any higher voting standard with respect to such transactions.
Authorization by our Board of Directors of Stock Issuances	Our board of directors may authorize the issuance of stock or rights for such consideration as determined by our board of directors.	No change.
Preemptive and Appraisal Rights	The holders of stock do not have preemptive rights and are not entitled to appraisal rights unless our board of directors determines appraisal rights apply to one or more transactions in which stockholders would otherwise be entitled to exercise appraisal rights.	The DGCL provides that, unless otherwise provided in the certificate of incorporation, stockholders do not have preemptive rights. The Delaware Charter does not provide for preemptive rights for stockholders. The DGCL provides that stockholders have appraisal rights with respect to certain transactions such as certain mergers, consolidations, conversions and domestications.
Director Removal	Directors may be removed, with or without cause, by the vote of the holders of at least two-thirds of the shares entitled to vote in the election of directors.	Under the DGCL, except where the board of directors is classified or the certificate of incorporation provides for cumulative voting, a director may be removed with or without cause by the holders of a majority in voting power of the shares entitled to vote at an election of the directors, unless the certificate of incorporation provides for a higher voting standard. The Delaware Charter provides that directors may be removed, with or without cause, by the vote of the holders of at least two-thirds of the shares entitled to vote in the election of directors.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Amendments to Charter	The Maryland Charter may generally be amended by our board of directors and the stockholders entitled to cast a majority of all votes entitled to be cast on the matter, except that certain amendments to the provisions of the Maryland Charter related to the removal of directors, and the vote required to amend such provision, must be approved by stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the amendment. Our board of directors, without stockholder approval, may amend the Maryland Charter to (i) change the name of HASI-Maryland, (ii) change the name or other designation or par value of any class or series of stock, (iii) change the aggregate par value of HASI-Maryland's authorized stock or (iv) effect reverse stock splits so long as the combination of shares of stock is at a ratio of not more than 10 shares of stock into one share of stock, in the aggregate, over any 12-month period.	Under the DGCL, an amendment to a corporation's certificate of incorporation generally requires a board resolution declaring the advisability of the amendment and approval by the holders of a majority of the outstanding shares of stock entitled to vote thereon, unless the certificate of incorporation requires a greater vote. In certain circumstances, the DGCL may require a separate class vote for certain amendments to the certificate of incorporation as described above in "Class Voting Rights." In addition, in certain circumstances, the DGCL may require a different vote for certain amendments as described above in "Amendments to Charter to Increase or Decrease Authorized Capital." Unless otherwise provided in the certificate of incorporation, the board of directors, without a stockholder vote, may approve amendments to the certificate of incorporation to (i) change the name of the corporation, (ii) delete provisions of the original certificate of incorporation related to the incorporator and the initial board, (iii) delete provisions that were previously necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock or (iv) subject to certain exceptions, effect a forward stock split (including a proportionate increase the number of authorized shares). The Delaware Charter does not provide for a greater vote to approve amendments to the Delaware Charter than is required by the DGCL.
Amendments to Bylaws	Under the MGCL, the exclusive power to change the bylaws may be vested in the stockholders, vested in the board of directors or shared by both groups. The Maryland Bylaws may be amended, altered or repealed by the affirmative vote of the holders of a majority of all votes entitled to be cast on the matter (provided that stockholders may not amend the provisions related to indemnification or requirements to amendment the Maryland Bylaws) or by a majority of our board of directors.	Under the DGCL, the power to amend the bylaws is vested in the stockholders and, although the certificate of incorporation may also give the board of directors the authority to unilaterally amend the bylaws, the stockholders may not be divested of their ability to amend the bylaws. The Delaware Charter gives the board of directors the authority to unilaterally amend, alter or repeal the Delaware Bylaws. The Delaware Charter provides that the stockholders may also adopt, amend or repeal the Delaware Bylaws by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon, provided, however, that the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon shall be required for the stockholders to adopt, amend or repeal Article IX (Indemnification and Advancement of Expenses) or Article XI (Amendment of Bylaws) of the Delaware Bylaws or any provision inconsistent therewith.
Rights Agreements	Maryland has legislatively validated stockholder rights plans. Under the MGCL, a board of directors of a Maryland corporation may, in its sole discretion, set the terms and conditions of rights, options or warrants under a stockholder rights plan and issue rights, options or warrants under a stockholder rights plan to designated persons or classes of persons. HASI-Maryland has adopted the Tax Benefits Preservation Plan as further discussed in this proxy statement and the Series A Junior Participating Preferred Stock was classified and designated by our board of directors in connection therewith.	While the DGCL does not include a statutory provision expressly permitting stockholder rights agreements, such agreements have generally been upheld by decisions of courts applying Delaware law. If the Reincorporation is approved, the Tax Benefits Preservation Plan will be terminated immediately prior to the Reincorporation. See "Tax Benefits Preservation Provisions of the Delaware Charter" below.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Duties of Directors	Under Maryland law, the standard of conduct for directors of HASI-Maryland is governed by statute and applies to all actions by our board of directors or a committee of our board of directors. A director of HASI-Maryland must perform his or her duties: (i) in good faith; (ii) in a manner the director reasonably believes to be in the interests of the corporation; and (iii) with the care that an ordinarily prudent person in a like position would use under similar circumstances.	Under Delaware law, a corporation's directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the corporation and its stockholders.
Limitation of Liability	Directors and officers are not liable to HASI-Maryland or its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or from active and deliberate dishonesty that is established by a final judgment and is material to the cause of action, which is the maximum extent permitted by Maryland law.	The DGCL permits corporations to adopt provisions in its certificate of incorporation limiting or eliminating certain monetary liability of directors and officers to the corporation or its shareholders. However, a corporation may not limit the liability of (i) a director or officer for breaching the duty of loyalty to the corporation or its stockholders; (ii) a director or officer for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) a director or officer for any transaction in which a director or officer derived an improper personal benefit; (iv) a director for paying an unlawful dividend or approving an unlawful stock repurchase or (v) an officer for any derivative action. The Delaware Certificate provides that the director or officer of the corporation shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it currently exists or as it may be amended in the future.
Annual Meetings of Stockholders	Pursuant to the MGCL, an annual meeting of stockholders is required to be held during each year to elect directors and to transact any other business.	Under the DGCL, annual meetings of stockholders shall be held for the election of directors on a date and time designated by or in the manner provided in the bylaws. If there is a failure to hold an annual meeting for a period of 13 months after the last annual meeting of stockholders, a stockholder or director may apply to the Court of Chancery to order that a meeting be held. The Delaware Bylaws provided that annual meetings shall be held on the date and the time set by the board.
Special Meetings of Stockholders	A majority of the stockholders can request that HASI-Maryland call a special meeting by providing the notice and information required by the Maryland Bylaws.	A majority of the stockholders can request that HASI-Delaware call a special meeting by providing the notice and information required by the Delaware Bylaws.
Voting Standard for Election of Directors	Plurality of the votes cast; however, HASI-Maryland has implemented a Majority Vote Policy.	No change.
Voting Standard for All Other Matters	Majority of the votes cast. Abstentions and broker non-votes are not votes cast, and will have no effect on the outcome of the vote on a matter approved by a majority of the votes cast.	The Delaware Bylaws provide that unless a different or minimum vote is required by the Delaware Articles, the Delaware Bylaws, the rules or regulations of any stock exchange applicable to the Company, or any law or regulation applicable to the Company or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Advance Notice of Stockholder Nominees or Other Business	The Maryland Bylaws provide that a stockholder seeking to make a nomination or propose other business before a meeting of stockholders must submit a notice 150-120 days prior to the anniversary of the date that HASI-Maryland first mailed its proxy statement for the prior year's annual meeting; provided, however, that in the event that the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or after the anniversary of the date of the preceding annual meeting of stockholders, to be timely, notice by the stockholder must be received 150-120 days prior to the date of such meeting, or the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. The notice must include certain information and otherwise comply with the requirements set forth in the Maryland Bylaws.	The Delaware Bylaws provide that a stockholder seeking to make a nomination or propose other business before a meeting of stockholders must submit a notice 150-120 days prior to the anniversary of the date that the Corporation first mailed its proxy statement for the prior year's annual meeting; provided, however, that in the event that the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or more than 70 days after the anniversary of the date of the preceding annual meeting of stockholders, to be timely, notice by the stockholder must be received not earlier than the 150th day prior to the annual meeting and not later than the later of the 120th day prior to the annual meeting and the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. The notice must include certain information and otherwise comply with the requirements set forth in the Delaware Bylaws.
Quorum	*Board of directors.* A majority of all of the directors constitutes a quorum for the transaction of business with respect to our board of directors. *Stockholders.* At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum for the transaction of any business. Abstentions and broker non-votes, if any, on any proposal to be voted on at a stockholders meeting are considered present for the purpose of determining a quorum.	*Board of directors.* A majority of all of the directors constitutes a quorum for the transaction of business with respect to the board of directors. *Stockholders.* Under the Delaware Bylaws, the presence of holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting constitutes a quorum.
Adjournment	The chairman of the meeting may adjourn the meeting to a date which is not more than 120 days after the original record date for the meeting without notice other than either announcement (i) at the meeting or (ii) through means announced at the meeting. At the adjourned meeting, stockholders may transact any business that might have been transacted at the original meeting.	The Delaware Bylaws provide that the chairman of the meeting or stockholders present may adjourn the meeting whether or not a quorum is present. The meeting may be adjourned for not more than 30 days without notice if the time and place thereof are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL (unless a new record date is set for the meeting, in which case, a new notice must be sent).
Transfer Restrictions; Ownership Limitations	None; however, in November 2023 HASI-Maryland adopted a Tax Benefits Preservation Plan.	See, "Tax Benefits Preservation Provisions of the Delaware Charter" below.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Anti-Takeover Statutes	*Business Combinations.* HASI-Maryland is subject to the "business combination" provisions of the MGCL that, subject to certain limitations, prohibit business combinations between HASI-Maryland and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of HASI-Maryland who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of HASI-Maryland's then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, impose fair price and/or supermajority stockholder voting requirements on these combinations. Our board of directors has exempted business combinations that are approved, in advance, by our board of directors (including a majority of the directors of HASI-Maryland who are not affiliates or associates of the counterparty to the business combination), but our board of directors may amend or revoke the exemption at any time. *Control Share Acquisition Act.* The "control share" provisions of the MGCL provide that, subject to certain exemptions, a holder of "control shares" of a Maryland corporation (shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by stockholders, by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter and excluding votes entitled to be cast by the acquirer of control shares, HASI-Maryland's officers and directors who are also HASI-Maryland's employees. HASI-Maryland has elected to be exempt from the Maryland Control Share Acquisition Act, but our board of directors may amend or revoke the exemption at any time. *Subtitle 8.* The "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL ("Subtitle 8") permit the board of directors, without stockholder approval and regardless of what is currently provided in the Maryland Organizational Documents, to implement certain takeover defenses, including a classified board, at any time without stockholder approval. HASI-Maryland may, without approval of its stockholders, elect to be subject to the provision of Subtitle 8 that would cause the board of directors to be divided into three classes.	Section 203 of the DGCL is a statutory prohibition on public Delaware corporations from engaging in any "business combination" (defined to include, among other things, a merger, consolidation, or other transaction, including a sale, lease, or other disposition of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with any "interested stockholder" (defined generally as a person owning 15% or more of the corporation's voting stock) for a period of three years following the time that such stockholder became an interested stockholder, unless approvals in accordance with Section 203 are obtained. However, a corporation can opt-out of Section 203 in its charter. The Company has not opted-out of Section 203 in the Delaware Charter.
Record Date	Under the MGCL, a record date may be fixed by either the bylaws or a board of directors, but must not be more than 90 days (and, in the case of a meeting of stockholders, not less than ten days) prior to the date on which the action requiring the determination will be taken. The Maryland Bylaws provide that the record date for a meeting of stockholders shall not be more than 90 or fewer than 10 days before the meeting and that the record date for other matters shall not be more than 90 days before the applicable matter.	Under the DGCL, a board of directors may fix a record date, which may not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which shall not be more than 60 days (and, in the case of a meeting of stockholders, not less than 10 days) prior to the meeting or the taking of any other lawful action. The Delaware Bylaws provide that a record date for a meeting of stockholders shall not be more than 60 days or fewer than 10 days before the meeting and that the record date for other matters shall not be more than 60 days before the applicable matter.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Authorization of Dividends and Other Distributions	Pursuant to the MGCL and the Maryland Charter, and subject to the preferential rights of any outstanding shares of preferred stock, HASI-Maryland may make distributions in respect of any of its shares, when, as and if authorized by the board of directors, unless, after the distribution, HASI-Maryland would not be able to pay its debts as they become due in the usual course of business or HASI-Maryland's total assets would be less than the sum of its total liabilities, plus, if required by the terms of any class or series of stock senior to the shares receiving such distribution, the aggregate liquidation preference of such class or series of stock. Alternatively, HASI-Maryland may make distributions out of (i) the net earnings for the fiscal year in which the distribution is made; (ii) its net earnings for the preceding fiscal year; or (iii) the sum of its net earnings for the preceding eight fiscal quarters, so long as, after giving effect to the distribution, HASI-Maryland will be able to pay its debts as they become due in the ordinary course of its business. In determining whether a distribution is permitted, the board of directors may rely either on (i) financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances; or (ii) a fair valuation or other method that is reasonable under the circumstances.	The DGCL permits a corporation to declare dividends out of the corporation's surplus, and if there is no surplus, dividends may be paid out of the "net profits" of the corporation "for the fiscal year in which the dividend is declared and/or the preceding fiscal year," unless the capital of the corporation becomes impaired thereby has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock having a preference on the distribution of assets. The Delaware Bylaws provide that subject to limitations contained in DGCL and the Delaware Certificate, our board of directors may declare and pay dividends upon the shares of stock of the Company, which dividends may be paid either in cash, in property or in shares of the stock of the Company as determined by our board of directors.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Indemnification and Advancement of Expenses	As permitted under Maryland law, the Maryland Organizational Documents require HASI-Maryland to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination as to the ultimate entitlement to indemnification, to: (i) any present or former director or officer; (ii) any individual who, while a director or officer and at HASI-Maryland's request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise; and (iii) any individual who served any predecessor of HASI-Maryland, including Hannon Armstrong Capital, LLC, in a similar capacity, in each case, who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in such capacity, unless it is established that: • the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; • the director or officer actually received an improper personal benefit in money, property or services; or • in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, HASI-Maryland may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of HASI-Maryland, or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification, and then only for expenses. HASI-Maryland may advance reasonable expenses to a director or officer only upon receipt of: • a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by HASI-Maryland; and • a written undertaking, which may be unsecured, by the director or officer or on the director's or officer's behalf to repay the amount paid if it is ultimately determined that the standard of conduct has not been met.	The DGCL permits a corporation to indemnify its directors, officers, employees and agents from expenses and losses arising out of litigation arising by reason of the person's service to the corporation or to another entity at its request, including, in certain circumstances, litigation by or in the right of the corporation so long as the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A corporation must indemnify an officer or director to the extent the person is successful on the merits or otherwise in defense of an action, suit or proceeding. Unless judicially authorized, corporations may not indemnify a person in connection with a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation. The DGCL, under certain circumstances, permits corporations to advance expenses to their officers or directors prior to conclusion of the litigation. The DGCL requires officers and directors to undertake to repay advanced expenses if it is ultimately determined that the party is not entitled to be indemnified by the corporation. The Delaware Bylaws provide for mandatory indemnification and advancement of expenses for its directors and officers. The indemnification agreements by and between the Company and each of our directors and executive officers are expected to be amended or replaced as necessary following the Reincorporation.

	HASI-Maryland (pre-Reincorporation and qualified by the MGCL)	HASI-Delaware (post-Reincorporation and qualified by the DGCL)
Exclusive Forum	Under Maryland law, a corporation may designate certain jurisdictions as the exclusive forum for certain claims. The Maryland Organizational Documents do not contain an exclusive forum provision.	Delaware courts have upheld the right of Delaware corporations to include forum selection provisions in their certificate of incorporation or bylaws. Such provisions normally provide that shareholders bringing (i) derivative claims or claims alleging breaches of fiduciary duties arising from the DGCL or otherwise implicating the internal affairs of the corporation be brought exclusively in Delaware state or federal courts or (ii) claims arising under the Securities Act of 1933 be brought exclusively in the federal courts. The Delaware Bylaws include a Delaware forum selection provision providing that the exclusive forum for litigation involving intra-corporate claims is the Delaware Court of Chancery (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) and a federal forum selection provision providing that the federal courts are the sole and exclusive forum for causes of action arising under the Securities Act of 1933.
Franchise Taxes	None.	Delaware imposes annual franchise tax fees on all corporations incorporated in Delaware. The annual fee ranges from a nominal fee to a maximum of $250,000, based on the number of authorized shares of capital stock or, in the alternative, based on an equation consisting of the number of issued shares and the total gross assets of the corporation.
Stockholder Inspection Rights	Any stockholder may inspect and copy during usual business hours: (i) the bylaws; (ii) minutes of the proceedings of the stockholders; (iii) the annual statement of affairs; and (iv) any voting trust agreements deposited with HASI-Maryland at its principal office in accordance with the MGCL. One or more persons who together are and for at least six months have been stockholders of record or holders of voting trust certificates of at least 5% of the outstanding stock of any class or series may (i) in person or by agent, on written request, inspect and copy during usual business hours HASI-Maryland's books of account and stock ledger, (ii) present to any officer or resident agent of HASI-Maryland a written request for a statement of its affairs and (iii) if HASI-Maryland does not maintain the original or a duplicate stock ledger at its principal office, present to any officer or resident agent of HASI-Maryland a written request for a list of stockholders.	Under the DGCL, stockholders are permitted to examine and make extracts from the corporation's books and records for a proper purpose. Under the DGCL, a stockholder seeking to inspect the books and records of the corporation must: (1) make a demand in writing and under oath stating a proper purpose for such inspection and (2) the stated purpose be reasonably related to such person's interest as a stockholder. If the corporation refuses to permit the inspection or does not reply to the demand within five business days after the demand has been made, the stockholder may apply to the Court of Chancery for an order to compel inspection.

Tax Benefits Preservation Provisions of the Delaware Charter

In November 2023, we entered into a Tax Benefits Preservation Plan (the "Tax Benefits Preservation Plan") with Equiniti Trust Company, LLC, in its capacity as Rights Agent. The Tax Benefits Preservation Plan is intended to reduce the risk that our ability to use our net operating losses ("NOLs") and certain other tax benefits will become substantially limited as the result of an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder.

As of December 31, 2023, we had approximately $666 million of gross federal NOLs, $87 million of which begin to expire in 2034 and $579 million of which can be carried forward indefinitely, and $31 million of other tax credits available to reduce future federal tax liabilities.

As of December 31, 2023, we had unused NOLs of $666 million and tax credits of approximately $31 million. Approximately $87 million of our NOLs will begin to expire in 2034. Of our NOLs, $579 million were added in taxable years after 2017 that are not subject to expiration, but are limited to 80% of taxable income. If we were to experience a change in control as defined in Section 382 of the Internal Revenue Code, our ability to utilize NOLs in the years after the change in control would be further limited. Similar rules and limitations may apply for state tax purposes as well.

In connection with the Tax Benefits Preservation Plan, we issued a dividend of one right (a "Right") for each outstanding share of our Common Stock to all record holders of our Common Stock at the close of business on November 21, 2023. The Rights will expire upon the earliest to occur of: (i) the close of business on November 2, 2026 (the "Final Expiration Date"), (ii) the close of business on November 2, 2024, if approval of the Tax Benefits Preservation Plan by the Company's stockholders has not been received prior to such date, (iii) the time at which the Rights are redeemed or exchanged as provided in the Tax Benefits Preservation Plan, (iv) the close of business on the date set by our board of directors following a determination by our board of directors that the Tax Benefits Preservation Plan is no longer necessary or desirable for the preservation of our tax benefits and (v) the close of business on the first day of a taxable year of the Company to which our board of directors determines that no tax benefits may be carried forward.

As part of the Delaware Charter, we have included provisions that are also intended to reduce the risk of an "ownership change" under Section 382 of the Code (the "Charter Tax Benefit Provisions"). The Charter Tax Benefit Provisions generally restrict any person or entity from attempting to transfer (which includes, among other things, sales, transfers, assignments and dispositions) any of our stock (or options, warrants or other rights to acquire our stock, or securities convertible or exchangeable into our stock, with certain exceptions), to the extent that transfer would, if effected, (i) result in an individual, entity, firm, corporation, estate, trust or other person or group of persons described in the Charter Tax Benefit Provisions as a "Person" (other than an Exempt Person or any Initial Substantial Shareholder, each within the meaning provided in the Charter) owning 4.8% or more of the Company's common stock (which the Charter Tax Benefit Provisions refer to as a "Prohibited Ownership Percentage") or (ii) increase the ownership percentage of any Person that has a Prohibited Ownership Percentage, subject to certain exceptions. For this purpose, ownership generally includes constructive ownership determined under Section 382 of the Internal Revenue Code and beneficial ownership under the Securities Exchange Act of 1934. The Charter Tax Benefit Provisions do not restrict transfers that are sales by a Person that has a Prohibited Ownership Percentage, although they would generally restrict any transfers to the extent such transfer would cause the purported acquiror to have, or result in any Person or Public Group (within the meaning of the Charter) having, a Prohibited Ownership Percentage.

Some persons who are beneficial owners (as defined under the Securities Exchange Act of 1934) of 4.8% or more of our Common Stock are not "4.8-percent stockholders" (defined by reference to the definition of "5-percent shareholder" under Section 382) and hence would not affect our ownership shift for purposes of Section 382. These persons are subject to the ownership limits described above because most investors report ownership positions based on the Securities Exchange Act of 1934 definition and subjecting these investors to these ownership limits allows us to identify that investor, verify whether they are a 4.8% stockholder and make a determination as to how to proceed. We expect our board of directors to generally grant waivers, if requested, to allow purchases by persons that are subject to the ownership limits but are not treated as 4.8-percent stockholders by reference to Section 382 of the Internal Revenue Code.

The Charter Tax Benefit Provisions provide that any Transfer that violates the Charter Tax Benefit Provisions shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the Charter Tax Benefit Provisions (which are referred to as "Excess Shares"). The purported acquirer shall not be entitled to any rights as our stockholder with respect to the Excess Shares. Instead, the Excess Shares will be automatically transferred to an agent designated by us for the limited purpose of consummating an orderly arms-length sale of such shares. The net proceeds of the sale will be distributed to the purported transferee to the extent of the price it paid, and any additional amount will go to charity. The Charter Tax Benefit Provisions also provide us with various remedies to prevent or respond to a purported transfer which violates its provisions. In particular, the Charter Tax Benefit Provisions provide that any person who knowingly violates the Charter Tax Benefit Provisions, together with any persons in the same control group with such person, are jointly and severally liable to us for such amounts as will put us in the same financial position as we would have been if such violation had not occurred.

Waiver of the Charter Tax Benefit Provisions

Our board of directors would have the discretion to approve a transfer of stock that would otherwise violate the Charter Tax Benefit Provisions. In deciding whether to grant a waiver, our board of directors may seek the advice of counsel and tax experts with respect to the preservation of our federal and state tax attributes pursuant to Section 382 of the Internal Revenue Code. In addition, our board of directors may request relevant information from the purported acquiror in order to determine compliance with the Charter Tax Benefit Provisions or the status of our federal and state income tax benefits. In considering a waiver, we expect our board of directors to consider such factors as:

- whether the purported acquiror is or would become a "5-percent shareholder" under Section 382 of the Internal Revenue Code as a result of the proposed transfer;

- the impact of the proposed transfer on our Section 382 shift in ownership percentage;

- the then existing level of our Section 382 shift in ownership percentage;

- the timing of the expected "roll-off" of our existing ownership shift;

- the economic impact of any Section 382 limitation that might result, taking into account factors such as our market capitalization and cash position;

- the impact on possible future issuances or purchases of our Common Stock by us; and

- any changes or expected changes in applicable tax law.

If our board of directors decides to grant a waiver, it may impose conditions on the acquirer or selling party. If the Charter Tax Benefit Provisions are adopted, we expect that proposed waivers could be submitted in writing to the Company, who will submit the matter to our board of directors.

Our board of directors believes that these provisions are necessary and appropriate due to (1) the large number of existing NOLs that can be carried forward indefinitely, (2) the likelihood of generating additional NOLs in future periods due to the nature of our business activities, and (3) the importance of offsetting our future tax liability.

Regulatory Approval

To the Company's knowledge, the only required regulatory or governmental approval or filings necessary in connection with the consummation of the Reincorporation would be the filing of articles of conversion with the State Department of Assessments and Taxation of Maryland and the filing of a certificate of conversion and the Delaware Certificate with the Secretary of State of the State of Delaware.

Dissenters' Rights

Under Maryland law and our charter, holders of HASI-Maryland Common Stock will not have any dissenters' rights in connection with the Reincorporation.

Certain Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences of the Reincorporation to holders of our Common Stock. The discussion is based on the Internal Revenue Code, regulations promulgated under the Internal Revenue Code by the U.S. Treasury Department, rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the "IRS"), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the U.S. federal income tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described herein.

This discussion is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as partnerships, subchapter S corporations or other pass-through entities (and investors in such entities), banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in stocks, securities, commodities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding our Common Stock as part of an integrated transaction, including a "straddle," "hedge," "constructive sale," or "conversion transaction," persons whose functional currency for tax purposes is not the U.S. dollar, former citizens or residents of the United States, persons who acquired our Common Stock pursuant to the exercise of stock options or otherwise as compensation, persons who hold our Common Stock as qualified small business stock within the meaning of Section 1202 of the Internal Revenue Code and persons subject to the alternative minimum tax provisions of the Internal Revenue Code. This discussion does not address any U.S. federal taxes (other than U.S. federal income taxes), any state or local taxes, or of any foreign taxes, that may be applicable to a particular stockholder.

This discussion is directed solely to stockholders that hold our Common Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code, which generally means as property held for investment. In addition, the following discussion only addresses "U.S. persons" for U.S. federal income tax purposes which for these purposes is generally defined as beneficial owners of our Common Stock who are, for U.S. federal income tax purposes:

- Individuals who are citizens or residents of the United States;

- Corporations created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

- Estates the income of which is subject to U.S. federal income taxation regardless of its source;

- Trusts if a court within the United States is able to exercise primary supervision over the administration of any such trust and one or more United States persons (within the meaning of the Code) have the authority to control all substantial decisions of such trust; or

- Trusts in existence on August 20, 1996, that have valid elections in effect under applicable Treasury regulations to be treated as United States persons.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding our Common Stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the Reincorporation.

This discussion does not purport to be a complete analysis of all of the Reincorporation's tax consequences that may be relevant to stockholders. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and other federal tax consequences to you of the Reincorporation, as well as any tax consequences arising under the laws of any state, local, non-U.S. or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

We have not requested a ruling from the IRS or an opinion of counsel regarding the U.S. federal income tax consequences of the Reincorporation.

The Reincorporation provided for in the Plan of Conversion is intended to be a "reorganization" under Section 368(a) of the Internal Revenue Code. Assuming the Reincorporation qualifies as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and subject to the qualifications and assumptions described in this proxy statement: (a) stockholders of HASI-Maryland Common Stock will not recognize any gain or loss as a result of the consummation of the Reincorporation, (b) the aggregate tax basis of shares of HASI-Delaware common stock held by such stockholder immediately following consummation of the Reincorporation will be equal to the aggregate tax basis of the shares of HASI-Maryland Common Stock held by a stockholder immediately before consummation of the Reincorporation, and (c) the holding period for the shares of HASI-Delaware's common stock held by a stockholder following the Reincorporation will include the holding period of HASI-Maryland Common Stock converted therefor.

Required Vote

A majority of all of the votes entitled to be cast on this proposal at the Annual Meeting at which a quorum is present is required for its approval. Proxies solicited by our board of directors will be voted FOR this proposal, unless otherwise instructed. Abstentions and broker non-votes will have the same effect as a vote "against" the Reincorporation proposal.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the close of business on March 21, 2024 (the "Record Date") regarding the beneficial ownership of our Common Stock by (i) each person known to us to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) our NEOs (iii) our directors and (iv) all of our NEOs and directors as a group. Beneficial ownership of our Common Stock includes any shares over which the beneficial owner has sole or shared voting or investment power, any shares that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights and any shares issuable upon redemption of OP units issuable upon time-based vesting and conversion of LTIP units.

Name[1]	Shares of Common Stock Beneficially Owned As Of March 21, 2024	
	Number	Percent[2]
Named Executive Officers and Directors:		
Jeffrey W. Eckel[3]	1,156,389	1.0 %
Jeffrey A. Lipson[4]	274,154	*
Marc T. Pangburn[5]	124,915	*
Susan D. Nickey[6]	124,550	*
Nathaniel J. Rose[7]	347,097	*
Richard R. Santoroski[8]	40,739	*
Lizabeth A. Ardisana	5,947	*
Clarence D. Armbrister	9,126	*
Teresa M. Brenner	28,302	*
Michael T. Eckhart	17,317	*
Nancy C. Floyd	8,706	*
Charles M. O'Neil	38,855	*
Richard J. Osborne	52,587	*
Steven G. Osgood	56,578	*
Kimberly A. Reed	3,441	*
All directors and executive officers as a group (15 persons)	2,288,703	2.0 %
5% or Greater Beneficial Owners:		
Blackrock, Inc.[9]	18,676,508	16.3 %
The Vanguard Group[10]	12,618,157	11.0 %
Wellington Management Group LLP[11]	9,721,928	8.5 %

* Represents beneficial ownership of less than 1%.

(1) The address for each of the directors and officers named above is 1 Park Place, Suite 200, Annapolis, Maryland 21401.

(2) As of the Record Date, there were a total of 115,769,975 shares of Common Stock and OP units outstanding, which includes 312,087 unvested shares of restricted Common Stock, 215,302 shares of Common Stock issuable upon redemption of OP units, 1,229,110 shares of Common Stock issuable upon conversion of LTIP units to OP units and redemption of the OP units and 670,583 shares of Common Stock issuable upon redemption of OP units issuable upon time-based vesting and conversion of LTIP units. This amount excludes up to 160,982 shares of Common Stock issuable upon performance-based vesting of RSUs and up to 1,324,786 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. For the calculation of each holder's percentage, the total number of shares of Common Stock outstanding used in calculating such percentage assumes that none of the RSUs or OP units (which includes LTIP units convertible into OP units) held by other persons are vested, converted and/or redeemed for shares of Common Stock.

(3) This amount includes 36,900 shares held by the individual's significant other, 2,887 shares held in trust for the individual's minor relatives, and 582,719 shares held by the Jeffrey W. Eckel Revocable Trust of which Mr. Eckel is the sole trustee and beneficiary. This amount excludes up to 263,396 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HASI Management HoldCo LLC ("HoldCo LLC"). The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(4) This amount excludes 350,752 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(5)   This amount excludes up to 107,500 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(6)   This amount includes 58,245 shares and 27,674 LTIP units held by the Susan D Nickey Revocable Trust of which Ms. Nickey is the sole trustee and beneficiary. This amount excludes up to 95,500 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(7)   This amount includes 3,000 shares held by the individual's significant other. This amount excludes up to 115,484 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(8)   This amount excludes up to 74,420 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(9)   Based on information provided in a Schedule 13G/A filed on January 22, 2024, BlackRock, Inc. reported sole voting power with respect to 18,721,899 shares of Common Stock beneficially owned by it and sole dispositive power with respect to 18,676,508 shares of Common Stock beneficially owned by it. The Schedule 13G/A reports beneficial ownership information, which does not include any shares acquired or sold since the date of such Schedule 13G/A. The percent of Common Stock beneficially owned does not include the impact of any Common Stock issued or equity-based awards granted since the date of the Schedule 13G/A. BlackRock, Inc.'s address is 55 Hudson Yards, New York, New York 10001.

(10)   Based on information provided in a Schedule 13G/A filed on February 13, 2024, The Vanguard Group reported sole dispositive power with respect to 12,424,650 shares of Common Stock beneficially owned by it, shared voting power with respect to 79,968 shares of Common Stock beneficially owned by it and shared dispositive power with respect to 193,507 shares of Common Stock beneficially owned by it. The Schedule 13G/A reports beneficial ownership information, which does not include any shares acquired or sold since the date of such Schedule 13G/A. The percent of Common Stock beneficially owned does not include the impact of any Common Stock issued or equity-based awards granted since the date of the Schedule 13G/A. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, PA 19355.

(11)   Based on information provided in a Schedule 13G/A filed on February 8, 2024, Wellington Management Group LLP reported shared voting power with respect to 8,111,645 shares of Common Stock beneficially owned by it and shared dispositive power with respect to 9,721,928 shares of Common Stock beneficially owned by it. The Schedule 13G/A reports beneficial ownership information, which does not include any shares acquired or sold since the date of such Schedule 13G/A. The percent of Common Stock beneficially owned does not include the impact of any Common Stock issued or equity-based awards granted since the filing date of the Schedule 13G/A. The business address of Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210.

Certain Relationships and Related Transactions

Indemnification Agreements for Officers and Directors

We have entered into indemnification agreements with members of our board of directors and our executive officers. These indemnification agreements provide indemnification to these persons by us to the maximum extent permitted by Maryland law and certain procedures for indemnification, including advancement by us of certain expenses relating to claims brought against these persons under certain circumstances.

Related Transactions Policy

In the Code of Conduct, we have a conflicts of interest policy that prohibits our directors, officers, consultants and employees who provide services to us from engaging in any transaction that involves an actual or potential conflict of interest with us unless pre-approved. Exceptions may be made only after review and approval of specific or general categories by our board of directors (in the case of executive officers or directors) and our chief legal officer (in the case of employees or consultants who are not executive officers and directors).

Meeting Information

Pursuant to the rules adopted by the SEC, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record as of the Record Date. We believe that posting these materials on the Internet enables us to provide stockholders with the information that they need more quickly. It also lowers our costs of printing and delivering these materials and reduces the environmental impact of the Annual Meeting. The Notice and this proxy statement summarize the information you need to know to vote by proxy or online during the Annual Meeting via a live webcast.

All stockholders are cordially invited to attend the Annual Meeting virtually, which will be conducted solely via a live webcast. By hosting the Annual Meeting online, we are able to communicate more effectively with our stockholders, enable increased attendance and participation from locations around the world, and reduce costs, which aligns with our broader sustainability goals. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting. During the upcoming virtual meeting, you may ask questions and will be able to vote your shares online from any remote location with Internet connectivity. We will respond to as many inquiries at the Annual Meeting as time allows and we will post the questions and answers from the meeting on the Company's website promptly thereafter.

If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. The Annual Meeting will begin promptly at 9:30 a.m., Eastern time. Online check-in will begin at 9:15 a.m., Eastern time, and you should allow ample time for the online check-in procedures.

You may attend the virtual Annual Meeting if you are a stockholder of record, a proxy holder for a stockholder of record, or a beneficial owner of our common stock, par value $0.01 per share (the "Common Stock"), with evidence of ownership.

If you are a registered holder of shares of Common Stock, as of the close of business on the Record Date, the Notice was sent directly to you and you may vote your shares of Common Stock during the Annual Meeting by attending via live webcast. If you hold shares of Common Stock in "street name" through a brokerage firm, bank, broker-dealer or other intermediary, the Notice was forwarded to you by such intermediary and you must follow the instructions provided by such intermediary regarding how to instruct such intermediary to vote your shares of Common Stock.

Shares of Common Stock represented by properly submitted proxies received by us prior to the Annual Meeting will be voted according to the instructions specified on such proxies. Any stockholder of record submitting a proxy retains the power to revoke such proxy at any time prior to its exercise at the Annual Meeting by (i) delivering a written notice of revocation to our secretary at Hannon Armstrong Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, MD 21401 prior to the Annual Meeting, (ii) submitting a later dated proxy or (iii) voting online during the meeting via live webcast. Attending the Annual Meeting via webcast will not automatically revoke a stockholder's previously submitted proxy unless such stockholder votes online during the Annual Meeting.

If your shares are held in street name and you desire to vote online during the virtual Annual Meeting, you should request instructions from your bank, broker or other holder of record to be able to participate in or vote at the meeting.

You may attend the virtual Annual Meeting and vote your shares during the meeting at www.virtualshareholdermeeting.com/HASI2024 by using your 16-digit control number as the password and following the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

If you encounter any difficulties accessing the virtual Annual Meeting during the check-in time or meeting time, or you have any questions regarding how to use the virtual meeting platform, please call the technical support number posted on the virtual stockholder meeting log-in page.

If your shares are held in street name and you desire to change your vote, you should contact the nominee holding shares for you (i.e., a brokerage firm, bank, broker-dealer or other intermediary) for instructions on how to do so. If a proxy is properly authorized without specifying any voting instructions and not revoked prior to the Annual Meeting,

the shares of Common Stock represented by such proxy will be voted (1) FOR the election of the nominees named in this proxy statement as directors, to serve on our board of directors until our 2025 annual meeting of stockholders and until their successors are duly elected and qualify, (2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024, (3) FOR the approval of a non-binding advisory resolution approving the compensation of our NEOs as described in the Compensation Discussion and Analysis, the compensation tables and other narrative disclosure in this proxy statement and (4) FOR the Reincorporation as described in this Proxy Statement. If you hold your shares in street name and do not give the nominee holding shares for you (i.e., a brokerage firm, bank, broker-dealer or other intermediary) specific voting instructions on the election of directors, the non-binding advisory vote to approve our executive compensation or the Reincorporation, your shares will not be voted on these items, and a broker non-vote will occur. Broker non-votes and abstentions are each included in the determination of the number of shares of Common Stock present at the Annual Meeting for purposes of determining whether a quorum is present but will have no effect on the voting results for the election of directors or the non-binding advisory proposal to approve our executive compensation. Broker non-votes will have the same effect as a vote "against" the proposal to approve the Reincorporation. As to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof, the persons named as proxy holders on your proxy card will vote the shares of Common Stock represented by properly submitted proxies in their discretion.

This proxy statement, the Notice of Annual Meeting of Stockholders and the related proxy card are first being made available to stockholders on or about April 15, 2024.

Annual Report

This proxy statement is accompanied by our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 16, 2024.

Voting Securities and Record Date

Stockholders will be entitled to cast one vote for each share of Common Stock held of record at the close of business on the Record Date with respect to (i) the election of ten directors to serve on our board of directors until our 2025 annual meeting of stockholders and until their successors

are duly elected and qualify, (ii) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024, (iii) a non-binding advisory resolution approving compensation of our Named Executive Officers as described in the Compensation Discussion and Analysis, the compensation tables and other narrative disclosure in this proxy statement, (iv) the proposal to approve the Reincorporation and (v) any other proposal for stockholder action that may properly come before the Annual Meeting or any postponements or adjournments thereof.

Stockholders who instruct their proxy to abstain should know that abstentions and broker non-votes are each included in the determination of the number of stockholders present at the Annual Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a nominee holding shares for a beneficial owner (i.e., a brokerage firm, bank, broker-dealer or other intermediary) returns a properly-executed proxy but does not vote on a particular proposal because such nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner. Under the rules of the New York Stock Exchange (the "NYSE"), the only item to be acted upon at the Annual Meeting with respect to which such nominee will be permitted to exercise voting discretion is the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024. Therefore, if you hold your shares in street name and do not give the nominee specific voting instructions on the election of directors, the non-binding advisory resolution approving our executive compensation or the non-binding advisory vote on the frequency of holding an advisory vote on executive compensation, your shares will not be voted on these items, and a broker non-vote will occur. Broker non-votes and abstentions will have no effect on the voting results for any of the proposals, except that broker non-votes and abstentions will have the same effect as a vote "against" the proposal to approve the Reincorporation.

The presence, by attending online during the Annual Meeting via webcast or by proxy, of holders of Common Stock entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting shall constitute a quorum. The disposition of business scheduled to come before the Annual Meeting, assuming a quorum is present, will require the following affirmative votes:

- for the election of a director, a plurality of all the votes cast in the election of directors at the Annual Meeting,

- for the ratification of the appointment of our independent registered public accounting firm, a majority of all the votes cast on the proposal,

- for the approval of the non-binding advisory resolution to approve the compensation of our Named Executive Officers, a majority of all the votes cast on the proposal, and

- for the approval of the Reincorporation, a majority of the votes entitled to be cast on the proposal.

We have a majority vote policy for the election of directors. In an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation to our board of directors. The NGCR Committee is required to promptly consider the resignation and make a recommendation to our board of directors with respect to the tendered resignation. Our board of directors is required to take action with respect to this recommendation. Any director who tenders his or her resignation to our board of directors will not participate in the NGCR Committee's consideration or board action regarding whether to accept such tendered resignation. The policy is more fully described above in the "Proposal No. 1 Election of Directors—Majority Vote Policy" section of this proxy statement.

If any nominee named in this proxy statement is unwilling or unable to serve as a director, our board of directors may nominate another individual for election as a director at the Annual Meeting, and the persons named as proxy holders will vote for the election of any substitute nominee.

The vote on compensation is advisory and not binding on our board of directors. However, our board of directors and the Compensation Committee value all stockholder feedback and will consider the outcome of the votes in reviewing executive compensation.

Other Matters

Our board of directors knows of no other business to be presented at the Annual Meeting. The proxies for the Annual Meeting confer discretionary authority on the persons named therein as proxy holders to vote on any matter proposed by stockholders for consideration at the Annual Meeting. As to any other business which may properly come before the Annual Meeting, the persons named as proxy holders on your proxy card will vote the shares of Common Stock represented by properly submitted proxies in their discretion.

Outstanding Shares

As of March 21, 2024, we had issued and outstanding 113,654,980 shares of Common Stock (which includes 312,087 shares of unvested restricted Common Stock).

Submission of Stockholder Proposals

Any stockholder intending to present a proposal at an annual meeting of stockholders and have the proposal included in the proxy statement and proxy card for such meeting (pursuant to Rule 14a-8 of the Exchange Act) must, in addition to complying with the applicable laws and regulations governing submissions of such proposals, submit the proposal in writing to us no later than 5:00 p.m., Eastern time, on December 16, 2024 and must otherwise be in compliance with the requirements of the SEC's proxy rules.

Our Bylaws currently provide that any stockholder intending to nominate a director or present a stockholder proposal of other business for consideration at the 2025 annual meeting of stockholders, but not intending for such a nomination or proposal to be considered for inclusion in our proxy statement and proxy card relating to such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must notify us in writing no earlier than the 150th day and not later than 5:00 p.m., Eastern time, on the 120th day prior to the first anniversary of the date of the proxy statement for the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or after the anniversary of the date of the preceding annual meeting of stockholders, to be timely, notice by the stockholder must be received no earlier than the 150th day and not later than 5:00 p.m., Eastern time, on the 120th day prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders, as originally convened, or the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made.

Accordingly, to nominate a director candidate for election or present a stockholder proposal of other business for consideration at our 2025 annual meeting of stockholders, stockholders must submit the nomination or proposal, in writing, by 5:00 p.m., Eastern time, on December 16, 2024, but in no event earlier than November 16, 2024.

In addition to satisfying the foregoing advance notice procedures set forth in our Bylaws, to comply with the universal proxy rules under the Exchange Act stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Any such nomination or proposal should be sent to Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at Hannon Armstrong Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, Maryland 21401, and, to the extent applicable, must include the information and other materials required by our Bylaws.

Our board of directors knows of no other matters or business to be presented for consideration at the Annual Meeting. If, however, any other matters properly come before the Annual Meeting or any postponements or adjournments thereof, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their discretion on any such matters. The persons named in the enclosed proxy may also, if they deem it advisable, vote such proxy to adjourn the Annual Meeting from time to time.

Miscellaneous

We are bearing all costs associated with the solicitation of proxies in connection with the Annual Meeting. This solicitation is being made primarily through the Internet and by mail but may also be made by our directors, executive officers and employees by telephone, facsimile transmission, electronic transmission, Internet, mail or personal interview. No additional compensation will be given to our directors, executive officers or employees for this solicitation. Stockholders sharing an address will each receive a single copy of the notice of internet availability. We will request brokerage firms, banks, broker-dealers and other intermediaries who hold shares of Common Stock in their names to furnish proxy materials to beneficial owners of such shares and will reimburse such brokerage firms, banks, broker-dealers and other intermediaries for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

A COPY OF OUR ANNUAL REPORT ON FORM 10-K (FILED WITH THE SEC AND THE NYSE), WHICH CONTAINS ADDITIONAL INFORMATION ABOUT US, IS AVAILABLE FREE OF CHARGE TO ANY STOCKHOLDER. REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS AT HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC., 1 PARK PLACE, SUITE 200, ANNAPOLIS, MARYLAND 21401.

Annapolis, Maryland
April 15, 2024

By Order of our Board of Directors,

/s/ Steven L. Chuslo
Steven L. Chuslo
Secretary

Appendix A - Form of Plan of Conversion

FORM OF PLAN OF CONVERSION
OF HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.,
A MARYLAND CORPORATION TO HA SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.,
A DELAWARE CORPORATION

THIS PLAN OF CONVERSION, dated as of _____, 2024 (this "Plan"), is hereby adopted by Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation (the "Company"), in order to set forth the terms, conditions and procedures governing the conversion of the Company from a Maryland corporation to a Delaware corporation pursuant to Section 265 of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), and Section 3-901 *et seq.* of the Maryland General Corporation Law (the "MGCL").

RECITALS:

WHEREAS, the Company is a corporation incorporated and existing under the laws of the State of Maryland;

WHEREAS, conversion of a Maryland corporation into a Delaware corporation is permitted under Section 265 of the DGCL and Section 3-901 of the MGCL;

WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interests of the Company for the Company to convert from a Maryland corporation to a Delaware corporation pursuant to Section 265 of the DGCL and Section 3-901 *et seq.* of the MGCL; and

WHEREAS, the Board of Directors has declared advisable the Conversion (as defined below) in accordance with this Plan and authorized, and approved this Plan and submitted the Conversion and this Plan to the Company's stockholders for approval, and the Company's stockholders have approved the Conversion and this Plan.

NOW, THEREFORE, the Company hereby adopts this Plan as follows:

1. CONVERSION; EFFECT OF CONVERSION.

(a) At the Effective Time (as defined in Section 3 below), the Company shall be converted from a Maryland corporation to a Delaware corporation pursuant to Section 265 of the DGCL and Section 3-901 *et seq.* of the MGCL (the "Conversion") and the Company, as converted to a Delaware corporation (the "Converted Company"), shall thereafter be subject to all of the provisions of the DGCL, except that, notwithstanding Section 106 of the DGCL, the existence of the Converted Company shall be deemed to have commenced on the date the Company commenced its existence in the State of Maryland.

(b) At the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its shareholders, the Converted Company shall, for all purposes of the laws of the State of Delaware and the State of Maryland, be deemed to be the same entity as the Company. At the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its stockholders, for all purposes of the laws of the State of Delaware, all of the rights, privileges and powers of the Company, and all property, real, personal and mixed, and all debts due to the Company, as well as all other things and causes of action belonging to the Company, shall remain vested in the Converted Company and shall be the property of the Converted Company and the title to any real property vested by deed or otherwise in the Company shall not revert or be in any way impaired by reason of the Conversion; but all rights of creditors and all liens upon any property of the Company shall be preserved unimpaired, and all debts, liabilities and duties of the Company shall remain attached to the Converted Company at the Effective Time, and may be enforced against the Converted Company to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by the Converted Company in its capacity as a corporation of the State of Delaware. The rights, privileges, powers and interests in property of the Company, as well as the debts, liabilities and duties of the Company, shall not be deemed, as a consequence of the Conversion, to have been transferred to the Converted Company at the Effective Time for any purpose of the laws of the State of Delaware.

(c) The Company shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Conversion shall not be deemed a dissolution of the Company and shall constitute a continuation of the existence of the Company in the form of a Delaware corporation. The Converted Company is the same entity as the Company. The Conversion shall not be deemed to affect any obligations or liabilities of the Company incurred prior to the Conversion or the personal liability of any person incurred prior to the Conversion.

(d) At the Effective Time, the name of the Converted Company shall be: HA Sustainable Infrastructure Capital, Inc.

(e) At the Effective Time, the street address of the principal place of business of the Converted Company shall be the same as the street address of the principal place of business of the Company, with such address being: One Park Place, Suite 200, Annapolis, MD 21401.

(f) The Company intends for the Conversion to constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and for this Plan to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g).

2. FILINGS. As soon as practicable following the date hereof, the Company shall cause the Conversion to be effected by:

(a) executing and filing (or causing to be executed and filed) Articles of Conversion pursuant to Section 3-903 of the MGCL in a form reasonably acceptable to any officer of the Company (the "Maryland Articles of Conversion") with the Maryland State Department of Assessments and Taxation (the "SDAT");

(b) executing and filing (or causing to be executed and filed) a Certificate of Conversion pursuant to Sections 103 and 265 of the DGCL in a form reasonably acceptable to any officer of the Company (the "Delaware Certificate of Conversion") with the Delaware Secretary of State (the "DSOS"); and

(c) executing, acknowledging and filing (or causing to be executed, acknowledged and filed) a Certificate of Incorporation of HA Sustainable Infrastructure Capital, Inc., substantially in the form approved by the Company's shareholders and set forth on *Exhibit A* hereto (the "Delaware Certificate of Incorporation") with the DSOS.

3. EFFECTIVE TIME. The Conversion shall become effective upon the filing and effectiveness of the Maryland Articles of Conversion with the SDAT and the Delaware Certificate of Conversion and the Delaware Certificate of Incorporation with the DSOS, or such later time as may be specified in the Maryland Articles of Conversion and the Delaware Certificate of Conversion (the time of the effectiveness of the Conversion, the "Effective Time").

4. EFFECT OF CONVERSION ON OUTSTANDING STOCK.

(a) As of _____, the following shares were authorized or outstanding: 450,000,000 shares of the Company's common stock, par value $0.01 per share (the "Company Common Stock"), were authorized, of which _____ shares of Company Common Stock were issued and outstanding, and 50,000,000 shares of the Company's preferred stock, par value $0.01 per share (the "Company Preferred Stock"), were authorized, of which 450,000 shares are classified and designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") of which _____ shares of Company Preferred Stock were issued and outstanding. Other than the aforementioned shares, there are no other classes or series of capital stock of the Company issued or outstanding as of the date hereof.

(b) Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its stockholders, each share of issued Company Common Stock shall convert into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Converted Company (the "Converted Company Common Stock").

(c) Upon the terms and subject to the conditions of this Plan, at the Effective Time, without any further action on the part of the Company's stockholders, each share of issued Series A Preferred Stock, if any, shall convert into the right to receive the Series A Liquidation Preference (as such term is defined in the charter of the Company).

5. EFFECT OF CONVERSION ON OUTSTANDING OPTIONS, WARRANTS AND OTHER RIGHTS. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its stockholders, each option, warrant or other right to acquire shares of Company Common Stock outstanding immediately prior to the Effective Time shall convert into an equivalent option, warrant or other right to acquire, upon the same terms and conditions as were in effect immediately prior to the Effective Time, the same number of shares of Converted Company Common Stock.

6. EFFECT OF CONVERSION ON STOCK CERTIFICATES. Upon the terms and subject to the conditions of this Plan, at the Effective Time, all of the outstanding certificates that immediately prior to the Effective Time represented shares of Company Common Stock immediately prior to the Effective Time shall be deemed for all purposes to continue to evidence ownership of and to represent the same number of shares of Converted Company Common Stock into which the shares represented by such certificates have been converted as provided herein. The registered owner on the books and records of the Converted Company or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Converted Company or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of the Converted Company evidenced by such outstanding certificate as provided above.

7. EFFECT OF CONVERSION ON EMPLOYEE BENEFIT, INCENTIVE COMPENSATION OR OTHER SIMILAR PLANS. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its stockholders, each employee benefit plan, incentive compensation plan or other similar plan to which the Company is a party shall continue to be a plan of the Converted Company. To the extent that any such plan provides for the issuance of Company Common Stock, at the Effective Time, such plan shall be deemed to provide for the issuance of Converted Company Common Stock. A number of shares of Converted Company Common Stock shall be reserved for issuance under such plan or plans equal to the number of shares of Company Common Stock so reserved immediately prior to the effective date of the Conversion.

8. FILING, LICENSES, PERMITS, TITLED PROPERTY, ETC. As necessary, following the Effective Time, the Converted Company shall apply for new qualifications to conduct business (including as a foreign corporation), licenses, permits and similar authorizations on its behalf and in its own name in connection with the Conversion and to reflect the fact that it is a corporation duly formed and validly existing under the laws of the State of Delaware. As required or appropriate, following the Effective Time, all real, personal or intangible property of the Company which was titled or registered in the name of the Company shall be re-titled or re-registered, as applicable, in the name of the Converted Company by appropriate filings or notices to the appropriate party (including, without limitation, any applicable governmental agencies).

9. FURTHER ASSURANCES. If, at any time after the Effective Time, the Converted Company shall determine or be advised that any deeds, bills of sale, assignments, agreements, documents or assurances or any other acts or things are necessary, desirable or proper, consistent with the terms of this Plan, (a) to vest, perfect or confirm, of record or otherwise, in the Converted Company its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Company, or (b) to otherwise carry out the purposes of this Plan, the Converted Company, its officers and directors and the designees of its officers and directors, are hereby authorized to solicit in the name of the Converted Company any third-party consents or other documents required to be delivered by any third-party, to execute and deliver, in the name and on behalf of the Converted Company all such deeds, bills of sale, assignments, agreements, documents and assurances and do, in the name and on behalf of the Converted Company, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Company and otherwise to carry out the purposes of this Plan.

10. EFFECT OF CONVERSION ON DIRECTORS AND OFFICERS. The members of the Board of Directors of the Company and the officers of the Company immediately prior to the Effective Time shall continue in office following the Effective Time as the directors and officers of the Converted Company, respectively, until the expiration of their respective terms of office and until their successors have been duly elected and have qualified, or until their earlier death, resignation or removal.

11. DELAWARE BYLAWS. To the fullest extent permitted by law, at the Effective Time, the bylaws of the Converted Company shall be substantially in the form set forth on *Exhibit B* hereto (the "Delaware Bylaws"), and the Board of Directors of the Converted Company shall approve and ratify the Delaware Bylaws as promptly as practicable following the Effective Time.

12. TERMINATION OF TAX BENEFITS PRESERVATION PLAN. The Board of Directors of the Company, in accordance with Section 7(a) of the Tax Benefits Preservation Plan, dated as of November 2, 2023 (the "Tax Preservation Plan"), between the Company and Equiniti Trust Company, LLC, has determined that, effective immediately prior to the Effective Time, the Tax Preservation Plan is no longer necessary or desirable for the preservation of Tax Benefits (as defined in the Tax Preservation Plan) and is terminated.

13. IMPLEMENTATION AND INTERPRETATION. This Plan shall be implemented and interpreted, prior to the Effective Time, by the Board of Directors of the Company and, upon the Effective Time, by the Board of Directors of the Converted Company, (a) each of which shall have full power and authority to delegate and assign any matters covered hereunder to any other party or parties, including, without limitation, any officers of the Company or the Converted Company, as the case may be, and (b) the interpretations and decisions of which shall be final, binding, and conclusive on all parties.

14. AMENDMENT. This Plan may be amended or modified by the Board of Directors of the Company at any time prior to the Effective Time, provided that such an amendment shall not alter or change (a) the amount or kind of shares or other securities to be received hereunder by the stockholders of the Company or (b) any term of the Delaware Certificate of Incorporation, other than changes permitted to be made without shareholder approval by the DGCL.

15. TERMINATION OR DEFERRAL. At any time prior to the Effective Time, (a) this Plan may be terminated and the Conversion may be abandoned by action of the Board of Directors of the Company, notwithstanding the approval of this Plan by the stockholders of the Company, and (b) the consummation of the Conversion may be deferred for a reasonable period of time if, in the opinion of the Board of Directors of the Company, such action would be in the best interests of the Company. In the event of termination of this Plan, this Plan shall become void and of no effect and there shall be no liability on the part of the Company, its Board of Directors or stockholders with respect thereto.

16. THIRD PARTY BENEFICIARIES. This Plan shall not confer any rights or remedies upon any person other than as expressly provided herein.

17. SEVERABILITY. Whenever possible, each provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.

18. GOVERNING LAW. This Plan shall be construed in accordance with and governed by the law of the State of Delaware, without regard to the conflict of laws provisions thereof.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, the Company hereby adopts the Plan of Conversion as of the date first written above.

HANNON ARMSTRONG SUSTAINABLE
INFRASTRUCTURE CAPITAL, INC.

By: _____

Name:

Title:

Exhibit A – Delaware Certificate of Incorporation

<u>Exhibit B – Delaware Bylaws</u>

Appendix B - Form of Delaware Charter

CERTIFICATE OF INCORPORATION
OF
HA SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation (the "**Certificate of Incorporation**") and do hereby certify as follows:

ARTICLE I.

NAME

The name of the corporation (the "**Corporation**") is: HA Sustainable Infrastructure Capital, Inc.

ARTICLE II.

REGISTERED OFFICE/AGENT

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is the Corporation Service Company.

ARTICLE III.

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**"). The Corporation is being incorporated in connection with the conversion of Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation (the "**Maryland Corporation**"), to the Corporation and this Certificate of Incorporation is being filed simultaneously with the Certificate of Conversion of the Maryland Corporation to the Corporation (the "**Certificate of Conversion**").

ARTICLE IV.

STOCK

Section 4.1. **Authorized Shares**. The Corporation has authority to issue a total of 500,000,000 shares of stock, consisting of 450,000,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and 50,000,000 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**"). Upon the effectiveness of the Certificate of Conversion and this Certificate of Incorporation (the "**Effective Time**"), without any action required on the part of the Corporation or any former holder of stock of the Maryland Corporation, each share of common stock of the Maryland Corporation issued and outstanding immediately prior to the Effective Time will be converted into, and shall be deemed to be, one issued and outstanding, fully paid and nonassessable share of Common Stock. From and after the Effective Time, any stock certificate representing issued and outstanding shares of common stock of the Maryland Corporation immediately prior to the Effective Time shall represent the same number of shares of Common Stock of the Corporation until surrendered to the Corporation.

Section 4.2. **Common Stock**. Except as may otherwise be specified herein, each share of Common Stock shall entitle the holder thereof to one vote.

Section 4.3. **Preferred Stock**. The Board of Directors of the Corporation (the "**Board of Directors**") is hereby expressly authorized, by resolution or resolutions thereof, to provide out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers (if any)) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Section 4.4. **Increase or Decrease in Authorized Shares**. Subject to the terms of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) without a separate vote of any holders of shares of Common Stock or Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4.5. **Amendments to Terms of Preferred Stock**. Except as otherwise required by law or this Certificate of Incorporation (including any certificate of designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any amendment to any certificate of designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation) or the DGCL.

ARTICLE V.

ACTION BY CONSENT

Subject to the terms of any series of Preferred Stock that expressly permit the holders of such series to act by consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by consent in lieu of a meeting.

ARTICLE VI.

THE BOARD OF DIRECTORS

Section 6.1. **Number of Directors**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors, other than those who may be elected by the holders of one or more series of Preferred Stock, shall be fixed from time to time exclusively by the Board of Directors.

Section 6.2. **Vacancies and Newly Created Directorships**. Subject to Section 6.4 of this Article VI, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause may be filled solely by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified, subject, however, to such director's earlier death, resignation, disqualification or removal.

Section 6.3. **Removal of Directors**. Subject to the rights of holders of one or more classes or series of Preferred Stock to elect or remove one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of holders of at least two-thirds of the shares then entitled to vote at an election of directors.

Section 6.4. **Preferred Stock Directors**. During any period when the holders of one or more series of Preferred Stock have the separate right to elect additional directors as provided for or fixed pursuant to the provisions of Section 4.3 of Article IV hereof (including any certificate of designation) (a "**Preferred Stock Director**"), and upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each Preferred Stock Director shall serve until such Preferred Stock Director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided for or fixed pursuant to the provisions of Section 4.3 of Article IV hereof (including any certificate of designation), whenever the holders of one or more series of Preferred Stock having a separate right to elect additional directors cease to have or are otherwise divested of such right pursuant to said provisions, the terms of office of all Preferred Stock Directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such Preferred Stock Director shall cease to be qualified as a director and shall cease to be a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.

ARTICLE VII.

WRITTEN BALLOT

Unless and except to the extent that the Bylaws of the Corporation (as amended and/or restated from time to time, the "**Bylaws**") shall so require, the election of directors need not be by written ballot.

ARTICLE VIII.

AMENDMENTS

Section 8.1. **Amendments to the Certificate of Incorporation**. The Corporation reserves the right at any time and from time to time to make any amendment, alteration, repeal or change to any provision in the Certificate of Incorporation, and to add or insert other provisions authorized at such time by the laws of the State of Delaware, in the manner now or hereafter authorized by law. All rights and powers conferred by the Certificate of Incorporation on stockholders, directors, officers or any other person are granted subject to this reservation.

Section 8.2. **Amendments to the Bylaws**. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, amend or repeal the Bylaws. The stockholders of the Corporation may also adopt, amend or repeal the Bylaws by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon, provided, however, that the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon shall be required for the stockholders to adopt, amend or repeal Article IX (Indemnification and Advancement of Expenses) or Article XI (Amendment of Bylaws) of the Bylaws or any provision inconsistent therewith.

ARTICLE IX.

LIMITATION OF LIABILITY

A director or officer of the corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE X.

STOCK TRANSFER AND OWNERSHIP RESTRICTIONS

Section 10.1. Definitions. For purposes of this Article X only:

(a) "**Affiliate**" and "**Associate**" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Exchange Act Regulations, and shall also include, with respect to any Person, any other Person whose Corporation Securities would be deemed to be constructively owned by such first Person, owned by a single "entity" as defined in Section 1.382-3(a)(1) of the Treasury Regulations with respect to such first Person, or otherwise aggregated with Corporation Securities owned by such first Person pursuant to the provisions of Section 382 of the Code and the Treasury Regulations thereunder;

(b) A Person shall be deemed the "**Beneficial Owner**" of, to have "**Beneficial Ownership**" of, and to "**Beneficially Own**" any Corporation Securities:

(i) that such Person actually owns (directly or indirectly) or would be deemed to actually or constructively own pursuant to Section 382 of the Code and the Treasury Regulations thereunder, including any "coordinated acquisition" of Corporation Securities by any Persons who have a formal or informal understanding with respect to such acquisition (to the extent that ownership of such Corporation Securities would be attributed to such Person under Section 382 of the Code and the Treasury Regulations thereunder), or are otherwise aggregated with Corporation Securities owned by such Person pursuant to the provisions of Section 382 of the Code, or any successor provisions or replacement provisions and the Treasury Regulations promulgated thereunder;

(ii) that such Person or any of such Person's Affiliates or Associates Beneficially Owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 of the Exchange Act Regulations;

(iii) that such Person or any of such Person's Affiliates or Associates has (A) the right or ability to vote, cause to be voted or control or direct the voting of pursuant to any agreement, arrangement or understanding, whether or not in writing; <u>provided</u> that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable Exchange Act Regulations and (2) is not also then reportable on a statement on Schedule 13D under the Exchange Act (or any comparable or successor report) or (B) the right or the obligation to become the Beneficial Owner (whether such right is exercisable or such obligation is required to be performed immediately or only after the passage of time, the occurrence of conditions, the satisfaction of regulatory requirements or otherwise) pursuant to any agreement, arrangement or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), written or otherwise, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, through conversion of a security, pursuant to the power to revoke a trust, discretionary account or similar arrangement, pursuant to the power to terminate a repurchase or similar so-called "stock-borrowing" agreement or arrangement, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement; provided that a Person shall not be deemed to be the Beneficial Owner of, or to Beneficially Own, Corporation Securities tendered pursuant to a tender or exchange offer made pursuant to, and in accordance with, the applicable Exchange Act Regulations until such tendered securities are accepted for purchase or exchange;

(iv) that are Beneficially Owned (within the meaning of the preceding subsections of this Section 10.1(b)), directly or indirectly, by any other Person with which such first Person, or any of such first Person's Affiliates or Associates, has any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of any Corporation Securities or cooperating in obtaining, changing, or influencing control of the Corporation; or

(v) that are the subject of, or the reference securities for, or that underlie, any Derivative Position of such Person or any of such Person's Affiliates or Associates, with the number of Corporation Securities deemed Beneficially Owned in respect of a Derivative Position being the notional or other number of Corporation Securities in respect of such Derivative Position (without regard to any short or similar position) that is specified in (A) one or more filings with the Securities and Exchange Commission by such Person or any of such Person's Affiliates or Associates or (B) the documentation evidencing such Derivative Position as the basis upon which the value or settlement amount of such Derivative Position, or the opportunity of the holder of such Derivative Position to profit or share in any profit, is to be calculated in whole or in part (whichever of (A) or (B) is greater), or if no such number of Corporation Securities is specified in such filings or documentation (or such documentation is not available to the Board of Directors), as determined by the Board of Directors in its sole discretion;

provided, however, that no Person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such Person's status or authority as such, to be the "Beneficial Owner" of, to have "Beneficial Ownership" of or to "Beneficially Own" any Corporation Securities that are "Beneficially Owned" (as defined in this Section 10.1(b)), including, without limitation, in a fiduciary capacity, by such Exempt Person or by any other officer, director or employee of such Exempt Person; provided, further, that nothing in this Section 10.1(b) shall cause (y) a Person engaged in business as an underwriter of securities or (z) an initial purchaser in a bona fide offering pursuant to Section 144A of the Securities Act to be the Beneficial Owner of, to Beneficially Own or have Beneficial Ownership of, any Corporation Securities acquired through such Person's participation in good faith in a firm commitment underwriting or a bona fide offering pursuant to Section 144A of the Securities Act, as applicable, until the expiration of forty days after the date of such acquisition, and then only if such Corporation Securities continue to be owned by such Person at such expiration of forty days;

(c) "**Code**" shall mean the Internal Revenue Code of 1986, as amended;

(d) "**Corporation Securities**" means (i) shares of Common Stock of the Corporation, (ii) shares of Preferred Stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Corporation, (iii) warrants, rights, convertible debt or options (including options within the meaning of Section 1.382-4(d)(9) of the Treasury Regulations) to purchase stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Corporation, and (iv) any other interest that would be treated as "stock" of the Corporation pursuant to Section 1.382-2T(f)(18) of the Treasury Regulations;

(e) "**Derivative**" shall mean any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any "swap" transaction with respect to any security, other than a broad-based market basket or index);

(f) "**Derivative Position**" shall mean any Derivative, whether or not presently exercisable, that (i) has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Corporation Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of Corporation Securities and that increases in value as the market price or value of Corporation Securities increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of Corporation Securities and (ii) is capable of being settled, in whole or in part, through delivery of cash or Corporation Securities (whether on a required or optional basis, and whether such settlement may occur immediately or only after the passage of time, the occurrence of conditions, the satisfaction of regulatory requirements or otherwise), in each case regardless of whether (A) it conveys any voting rights in such Corporation Securities to any Person or (B) any Person (including the holder of such Derivative Position) may have entered into other transactions that hedge its economic effect;

(g) "**Excess Shares**" means any Corporation Securities the Transfer or ownership of which would (x) result in a Prohibited Ownership Percentage or (y) increase the Percentage Stock Ownership of any Person with a Prohibited Ownership Percentage under Section 10.2;

(h) "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended;

(i) "**Exchange Act Regulations**" shall mean the General Rules and Regulations under the Exchange Act;

(j) "**Exempt Person**" shall mean (i) the Corporation or any Subsidiary of the Corporation, in each case, including, without limitation, in its fiduciary capacity, (ii) any employee benefit plan of the Corporation or of any Subsidiary of the Corporation, or (iii) any entity or trustee holding (or acting in a fiduciary capacity in respect of) Common Stock for or pursuant to the terms of any such plan referenced in clause (ii) or for the purpose of funding any such plan or funding other employee benefits for employees of the Corporation or any Subsidiary of the Corporation;

(k) "**Expiration Date**" means the earliest of (i) the repeal, amendment or modification of Section 382 of the Code (or any comparable successor provisions), if the Board of Directors determines that the restrictions in this Article X are no longer necessary or desirable for the preservation of the Tax Benefits, (ii) the date that the Board of Directors determines that (x) an ownership change (within the meaning of Section 382 of the Code and the Treasury Regulations thereunder) would not result in a substantial limitation on the ability of the Corporation (or a direct or indirect subsidiary of the Corporation) to use otherwise available Tax Benefits, (y) no significant value attributable to the Tax Benefits would be preserved by continuing the Transfer restrictions herein, or (z) it is not in the best interests of the Corporation to continue the Transfer restrictions herein, or (iii) any other date as the Board of Directors shall fix in accordance with Section 10.8 of this Article X;

(l) "**Initial Substantial Shareholder**" shall mean any Person who, alone or together with its Affiliates and Associates, holds a Prohibited Ownership Percentage as of the Effective Time, other than the initial direct Public Group of the Corporation; provided, however, that, if an Initial Substantial Shareholder ceases to hold a Prohibited Ownership Percentage at any time after the Effective Time, such Person shall cease to be treated as an Initial Substantial Shareholder for all purposes of this Article X;

(m) "**Percentage Stock Ownership**" shall mean, as of any date or time, with respect to any Person who is the Beneficial Owner of Corporation Securities, the greater of (i) the percentage of Corporation Securities Beneficially Owned by such Person as of such date or time, as determined under clause (i) of the definition of Beneficial Ownership in accordance with Sections 1.382-2(a)(3), 1.382-2T(g), (h), (j) and (k), 1.382-3(a), and 1.382-4(d) of the Treasury Regulations (or in accordance with any future Treasury Regulations promulgated under Section 382 (or any successor provisions or replacement provisions)), including, without limitation, the deemed exercise of options warrants and other rights to acquire stock under certain circumstances; provided, however, that (x) for purposes of applying Treasury Regulation Section 1.382-2T(k)(2) to this definition, the Corporation shall be treated as having "actual knowledge" of the beneficial ownership of all outstanding Corporation Securities that would be attributed to any Person, and (y) for the sole purpose of determining the percentage ownership of any entity (and not for the purpose of determining the percentage ownership of any other Person) under this definition, Treasury Regulation Section 1.382-2T(h)(2)(i) (A) (treating stock attributed to an entity pursuant to Section 318(a)(2) of the Code as no longer being owned by the entity from which it is being attributed) shall not apply, and (ii) the percentage of Corporation Securities Beneficially Owned by such Person as of such date or time, as determined under clauses (ii), (iii), (iv) and (v) of the definition of Beneficial Ownership and, solely with respect to such Person, by taking into account all issued and outstanding Corporation Securities as of such date or time, together with the number of Corporation Securities not actually issued and outstanding as of such date or time, but which such Person would be deemed to be the Beneficial Owner of, to Beneficially Own or have Beneficial Ownership of, as of such date or time, pursuant to clauses (ii)-(v) of the definition of Beneficial Ownership; provided, further, that for the avoidance of doubt, and notwithstanding anything to the contrary set forth herein, the Percentage Stock Ownership of any Person holding outstanding options, warrants, rights or similar interests (including any contingent rights) to acquire Corporation Securities shall be determined as of any date or time, solely with respect to such Person, by including the number of Corporation Securities that, as of such date or time, are issued and outstanding, together with the number of Corporation Securities that are not actually issued and outstanding, but which such Person has the right to acquire upon the exercise of such options, warrants, rights or similar interests and which such Person is deemed, as of such date or time, to Beneficially Own or have Beneficial Ownership of pursuant to the terms of clauses (ii)-(v) of the definition of Beneficial Ownership;

(n) a "**Person**" shall mean any individual, entity, firm, corporation, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, private foundation within the meaning of Section 509(a) of the Code, company, limited liability company, partnership, joint venture, or similar organization (including the Corporation if appropriate in the context) and also includes a "group" as that term is used for purposes of Section 13(d)(3) of the

Exchange Act, or a group of persons making a "coordinated acquisition" of Corporation Securities or otherwise treated as an "entity" within the meaning of Treasury Regulation Section 1.382-3(a)(1) or otherwise, and includes, without limitation, an unincorporated group of persons who, by formal or informal agreement or arrangement (whether or not in writing), have embarked on a common purpose or act, and also includes any successor (by merger or otherwise) of any such individual or entity;

(o) "**Prohibited Distributions**" means any and all dividends or other distributions paid by the Corporation with respect to any Excess Shares received by a Purported Acquiror with respect to any Excess Shares;

(p) "**Prohibited Ownership Percentage**" shall mean a Percentage Stock Ownership by any Person (other than an Exempt Person or any Initial Substantial Shareholder), together with all Affiliates and Associates of such Person, of 4.8% or more;

(q) "**Prohibited Transfer**" shall mean any purported Transfer of Corporation Securities to the extent that such purported Transfer is prohibited and void under this Article X;

(r) a "**Public Group**" shall have the meaning contained in Section 382 and the Treasury Regulations thereunder;

(s) "**Purported Acquiror**" shall mean any Person or Public Group that purports to acquire Beneficial Ownership or record, legal or any other ownership of any Excess Shares. If there is more than one Purported Acquiror with respect to certain Excess Shares (for example, if the Purported Acquiror of record ownership of such Excess Shares is not the Purported Acquiror of Beneficial Ownership of such Excess Shares), then all references herein to "Purported Acquiror" shall include any and all of such Purported Acquirors, as necessary to carry out the purposes of this Article X;

(t) "**Securities Act**" shall mean the Securities Act of 1933, as amended;

(u) "**Subsidiary**" shall mean, with respect to any Person, any other Person that is an entity of which such first Person (i) Beneficially Owns or otherwise directs or controls the voting of, directly or indirectly, an amount of voting securities or other equity interests having voting power sufficient to elect at least a majority of the directors or members of an equivalent governing body having similar functions or (ii) otherwise has the power to control or direct the management of such corporation or other entity;

(v) "**Tax Benefits**" shall mean the net operating loss carryovers, capital loss carryovers, general business credit carryovers, disallowed net business interest expense carryforwards under Section 163(j), foreign tax credit carryovers and any other item that may reduce or result in any credit against any income taxes owed by the Corporation or any of its direct or indirect Subsidiaries or refundable credits, including, but not limited to, any item subject to limitation under Section 382 or Section 383 of the Code and Treasury Regulations thereunder, as well as any "net unrealized built-in loss" (within the meaning of Section 382 of the Code) of the Corporation or any direct or indirect Subsidiary thereof;

(w) "**Transfer**" shall mean, subject to the last sentence of this definition, any direct or indirect sale, transfer, assignment, conveyance, pledge, other disposition or other action taken by a Person, other than the Corporation, that alters the Percentage Stock Ownership of any Person. A Transfer also shall include the creation or grant of an option (within the meaning of Treasury Regulation Section 1.382-4(d)(9)) other than the grant of an option by the Corporation or the modification, amendment or adjustment of an existing option granted by the Corporation. A Transfer shall not include (i) any unilateral issuance or grant by the Corporation of Corporation Securities (including shares of restricted stock) to any directors, officers, or employees of the Corporation or any of its Subsidiaries, (ii) pre-arranged purchases of any Corporation Securities by directors, officers or employees of the Corporation or its Subsidiaries pursuant to a dividend reinvestment plan sponsored by the Corporation or (iii) the exercise by any director, officer or employee of the Corporation or any of its Subsidiaries of any options, warrants, rights or similar interests to purchase Corporation Securities granted by the Corporation to such director, officer or employee pursuant to contract or any equity compensation plan of the Corporation;

(x) "**Transferee**" means any Person to whom Corporation Securities are Transferred; and

(y) "**Treasury Regulations**" shall mean the income tax regulations (whether temporary, proposed or final) promulgated under the Code and any successor regulations. References to any subsection of such regulations include references to any successor subsection thereof.

Section 10.2. **Transfer and Ownership Restrictions**. Except to the extent provided in Section 10.3, to preserve the Tax Benefits of the Corporation until the Expiration Date, any purported Transfer of Corporation Securities prior to the Expiration Date, and any purported Transfer of Corporation Securities pursuant to an agreement, arrangement or understanding entered into prior to the Expiration Date, shall be prohibited and shall be null and void *ab initio* if and to the extent such purported Transfer (or any series of Transfers of which such Transfer is part): (a) would cause the Purported Acquiror to have, or result in any other Person or Public Group having, a Prohibited Ownership Percentage (other than any increase in the Percentage Stock Ownership of a Public Group by reason of a Transfer from an Initial Substantial Shareholder); or (b) would increase the Percentage Stock Ownership of any Person or Public Group that has a Prohibited Ownership Percentage (other than any increase in the Percentage Stock Ownership of a Public Group by reason of a Transfer from an Initial Substantial Shareholder). The Corporation may require, as a condition to the registration of the Transfer of any Corporation Securities or the payment of any distribution on any Corporation Securities, that the proposed Transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to the Beneficial Ownership of such Corporation Securities.

Section 10.3. **Waiver of Restrictions**. Notwithstanding anything herein to the contrary, the Board of Directors, in its sole discretion, may cause the Corporation to waive the application of any of the restrictions contained in Section 10.2, including, without limitation, to any Transfer of Corporation Securities that otherwise would be prohibited by the restrictions in Section 10.2, notwithstanding the effect such waiver could have on any Tax Benefits. The Board of Directors may impose any conditions that it deems reasonable and appropriate in connection with granting any such a waiver, including without limitation, restrictions on the ability of any Transferee to Transfer any or all of the Corporation Securities it acquires through a Transfer that is the subject of such waiver. As a condition to granting its approval, the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer will not result in the application of any limitation on the use of the Tax Benefits under Sections 382 or 383 of the Code. Any waiver of the Board of Directors pursuant to this Section 10.3 shall be in writing and executed on behalf of the Corporation by any duly authorized officer, and may be given prospectively or retroactively and in whole or in part with respect to any Transfer. The Board of Directors, to the fullest extent permitted by law, may exercise the authority granted by this Section 10.3 through duly authorized officers or agents of the Corporation.

Section 10.4. **Purported Transfer in Violation of Transfer and Ownership Restrictions**. Unless a waiver has been obtained in accordance with Section 10.3 with respect to a purported Transfer that, if completed, would result in a Transfer of Excess Shares (other than a Transfer of Excess Shares pursuant to Section 10.5(b) or (c) or pursuant to an automatic transfer as provided in this Section 10.4), (a) such purported Transfer shall constitute a Prohibited Transfer for all purposes of this Article X, shall be null and void *ab initio* and shall not be effective to Transfer Beneficial Ownership or any record, legal, or other ownership of such Excess Shares to the Purported Acquiror, (b) no officer, employee or agent of the Corporation shall record such Prohibited Transfer in the Corporation's stock transfer books and (c) such Purported Acquiror shall not be entitled to any rights whatsoever with respect to such Excess Shares and shall not be recorded as the owner thereof in the Corporation's stock ledger, and (c) such Excess Shares shall be automatically Transferred pursuant to DGCL Section 202(c)(4) to an agent designated by the Corporation (the "**Agent**"). Any dividends or distributions payable on any Excess Shares following such automatic Transfer to the Agent shall be paid to the Agent until the Excess Shares are sold by the Agent in accordance with Section 10.5(b). A Prohibited Transfer of Excess Shares that is null and void under this Section 10.4 shall not adversely affect the validity of any other Transfer of any Corporation Securities, including any such Transfer in the same or any other related transaction, whether to the same Purported Acquiror of Excess Shares or to any other Person. Once Excess Shares have been acquired in a Transfer, pursuant to this Section 10.4 or Section 10.5, that is not a Prohibited Transfer, the relevant Corporation Securities shall cease to be Excess Shares. For the avoidance of doubt, any Transfer of Excess Shares not in accordance with the provisions of this Section 10.4 or Section 10.5 shall also be a Prohibited Transfer.

Section 10.5.

(a) **Demand by Corporation**. Unless a waiver has been obtained in accordance with Section 10.3, if the Board of Directors determines that there has been or is threatened a purported Transfer of Excess Shares to a Purported Acquiror, or that a Person proposes to take any other action in violation of this Article X (whether or not such action is intentional), the Corporation shall make a demand on the Purported Acquiror to transfer or cause the transfer of any certificate or other evidence of purported ownership of the Excess Shares within the Purported Acquiror's possession or control, along with any and all Prohibited Distributions, to the Agent.

(b) **Treatment of Excess Shares**. No officer, director, employee or agent of the Corporation shall record any Prohibited Transfer, and a Purported Acquiror shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of Excess Shares. The Purported Transferee shall not be entitled with respect to such Excess Shares to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Shares and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, and the Excess Shares shall be deemed to remain with the transferor unless and until the Excess Shares are transferred to the Agent pursuant to Section 10.4 or until a waiver is obtained under Section 10.3. Once the Excess Shares have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Shares. For this purpose, any Transfer of Excess Shares not in accordance with the provisions of Section 10.4 or Section 10.5 shall also be a Prohibited Transfer. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as the Board of Directors may determine to be necessary or advisable to implement this Section 10.5(b), including, without limitation, authorizing such transfer agent to require an affidavit from a Purported Transferee regarding such Person's actual and constructive ownership of Corporation Securities and other evidence that a Transfer will not be prohibited by Section 10.2.

(c) **Transfer of Excess Shares and Prohibited Distributions to Agent**. Upon demand by the Corporation, the Purported Acquiror shall transfer or cause the transfer of any certificate or other evidence of purported ownership of the Excess Shares within the Purported Acquiror's possession or control, along with any and all Prohibited Distributions paid in respect of such Excess Shares, to the Agent. Any failure by the Purported Acquiror to transfer or cause the transfer of any certificate or other evidence of purported ownership of the Excess Shares to the Agent shall not negate the automatic transfer of such Excess Shares to the Agent pursuant to Section 10.5(b). The Agent shall sell to a buyer or buyers, which may include the Corporation, in an arms-length transaction (through The Nasdaq Stock Market, if possible, but in any event consistent with applicable law) any Excess Shares; provided, however, that any such sale must not constitute a Prohibited Transfer, provided, further, that the Agent shall, in its reasonable discretion, effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent's reasonable discretion, such sale or sales would disrupt the market for the Common Stock or other Corporation Securities or would otherwise substantially adversely affect the value of the Corporation Securities. The proceeds of such sale shall be referred to as "**Sales Proceeds**." If, after purportedly acquiring the Excess Shares, the Purported Acquiror has purported to sell some or all of the Excess Shares to an unrelated party in an arms-length transaction, the Purported Acquiror shall be deemed to have sold such Excess Shares on behalf of the Agent, and in lieu of transferring any certificate or other evidence of purported ownership of the Excess Shares and any Prohibited Distributions to the Agent, the Purported Acquiror shall transfer to the Agent the Prohibited Distributions and the proceeds of such sale (the "**Resale Proceeds**"), except to the extent that the Agent grants written permission to the Purported Acquiror to retain a portion of the Resale Proceeds not exceeding the amount that would have been payable by the Agent to the Purported Acquiror pursuant to Section 10.5(d) if the Excess Shares had been sold by the Agent rather than by the Purported Acquiror.

(d) **Allocation of Sale Proceeds, Resale Proceeds and Prohibited Distributions**. The Sales Proceeds, the Resale Proceeds, if applicable, and Prohibited Distributions, if applicable, shall be allocated as follows: (1) first to the Agent in an amount equal to the expenses incurred in selling such Excess Shares and exercising its duties hereunder; then (2) second, to the Purported Acquiror up to the following amount: (a) the purported purchase price paid or value of consideration surrendered by the Purported Acquiror to acquire the Excess Shares, or (b) where the purported Transfer of the Excess Shares to the Purported Acquiror was by gift, inheritance, or any similar purported Transfer, the fair market value of the Excess Shares at the time of such purported Transfer, in each case, which amount shall be determined by the Board of Directors; and then (3) third any remaining amounts to an entity designated by the Corporation that is described in Section 501(c)(3) of the Code, contributions to which must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code; provided, however, that if the Excess Shares (including any Excess Shares arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales), represent a 4.8% or greater Percentage Stock Ownership, then any such remaining amounts shall be paid to two or more such organizations. The Purported Acquiror's sole right with respect to such Excess Shares shall be limited to the amount payable to the Purported Acquiror pursuant to this Section 10.5(d). In no event shall any Excess Shares, Sales Proceeds, Resale Proceeds or Prohibited Distributions inure to the benefit of the Corporation or the Agent, except to the extent used to cover expenses incurred by the Agent in performing its duties hereunder.

(e) **Other Securities**. In the event of any Transfer which does not involve a transfer of securities of the Corporation within the meaning of Delaware law ("Securities," and individually, a "Security") but which would cause a Purported Acquiror to violate a restriction on Transfers provided for in this Article X, the application of Section 10.5(b), (c) and (d) shall be modified as described in this Section 10.5(e). In such case, no such Purported Acquiror shall be required to dispose of any interest that is not a Security, but such Purported Acquiror and/or any Person whose ownership of Securities is attributed to such Purported Acquiror shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired) to cause such Purported Acquiror, following such disposition, not to be in violation of this Article X. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are disposed of shall be considered Excess Shares and shall be disposed of through the Agent as provided in Section 10.5(c) and (d), except that the maximum aggregate amount payable either to such Purported Acquiror, or to such other Person that was the direct holder of such Excess Shares, in connection with such sale shall be the fair market value of such Excess Shares at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Shares shall be paid out of any amounts due such Purported

Acquiror or such other Person. The purpose of this <u>Section 10.5(e)</u> is to apply the provisions in <u>Section 10.5(b)</u>, <u>(c)</u> and <u>(d)</u> to situations in which there is a Prohibited Transfer without a direct Transfer of Securities, and this <u>Section 10.5(e)</u>, along with the other provisions of this Article X, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

(f) **Remedies**. Without limiting any other remedies available to the Corporation, if a Purported Acquiror shall fail to comply with any provision of Section 10.5(b) within thirty (30) days of the Corporation's demand, and unless a waiver is obtained in accordance with Section 10.3, the Corporation shall promptly take all cost effective actions that it believes appropriate to compel the Purported Acquiror to surrender to the Agent any certificates or other evidence of purported ownership of Excess Shares, the Resale Proceeds, and/or the Prohibited Distributions or to enjoin or rescind any such purported Transfer. The Board of Directors may authorize such additional actions as it deems advisable to give effect to the provisions of this Article X, including, without limitation, refusing to give effect on the books of the Corporation to any Prohibited Transfer. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce or prevent a violation of the provisions of this Article X. Nothing in this Section 10.5(f) shall (i) be deemed inconsistent with any Prohibited Transfer of Excess Shares provided in this Article X being void *ab initio* or (ii) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand.

(g) **Securities Exchange Transactions**. Nothing in this Article X (including, without limitation, any determinations made, or actions taken, by the Board of Directors or the Corporation pursuant to this Article X) shall preclude the settlement of any transaction entered into through the facilities of a national securities exchange or any national securities quotation system. The fact that such settlement of any transaction occurs shall not negate the effect of any other provision of this Article X and any Purported Acquiror in such transaction shall be subject to all of the provisions and limitations set forth in this Article X.

(h) **Liability**. If any Person shall knowingly violate, or knowingly cause any other Person under the control of such Person ("**Controlled Person**") to violate, the provisions of this Article X, then that Person and any such Controlled Person shall be jointly and severally liable for, and shall pay to the Corporation, such amount as will, after taking account of all taxes imposed with respect to the receipt or accrual of such amount and all costs incurred by the Corporation as a result of such violation, put the Corporation in the same financial position as it would have been in had such violation not occurred, including but not limited to damages resulting from a reduction in, or elimination of, the Corporation's ability to utilize its Tax Benefits, and attorneys' and auditors' fees incurred in connection with such violation.

Section 10.6. **Obligation to Provide Information**. At the request of the Corporation or as a condition to the registration of the Transfer of any Corporation Securities, any Person who is a Beneficial Owner or legal or record holder of Corporation Securities, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide such information as the Corporation may request from time to time to determine compliance with this Article X or the status of the Corporation's Tax Benefits. Any Purported Acquiror who attempts to acquire Corporation Securities in excess of the limitations set forth in this Article X shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request to determine the effect, if any, of such Prohibited Transfer on the preservation and usage of the Tax Benefits.

Section 10.7. **Legends**. The Board of Directors may require that any certificates issued by the Corporation evidencing ownership of shares of Corporation Securities that are subject to the restrictions on Transfer and ownership contained in this Article X and, if applicable, to conditions, including restrictions on the Transfer of such shares, imposed by the Board of Directors under Section 10.3 bear a conspicuous legend referencing the applicable restrictions.

Section 10.8. **Authority of Board of Directors**. The Board of Directors shall have the exclusive power to (i) determine all matters necessary for administering and determining compliance with this Article X and (ii) exercise all rights and powers as may be advisable in the administration of this Article X, including without limitation, the right and power to (w) interpret the provisions of this Article X, (x) make all calculations and determinations deemed necessary or advisable for the administration of this Article X, and (y) determine value in good faith, which determination shall be conclusive, in each case, to prevent an ownership change for purposes of Section 382 of the Code as a result of any changes in applicable Treasury Regulations or other provisions of law. Nothing contained in this Article X shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary, desirable or advisable to preserve the Tax Benefits. In addition, the Board of Directors may from time to time establish, modify, amend or rescind Bylaws, regulations and procedures of the Corporation not inconsistent with the express provisions of this Article X for purposes of determining whether any Transfer of Corporation Securities would jeopardize the Corporation's ability to preserve or utilize any Tax Benefits, or for the orderly application, administration and implementation of the provisions of this Article X. Without limiting the generality of the foregoing, in the event of a change in law (including applicable regulations) making one or more of the following actions necessary or desirable or in the event that the Board of Directors believes one or more of such actions is in the best interest of the Corporation, the Board of Directors may accelerate or extend the Expiration Date; provided that the Board of Directors shall determine in writing that such acceleration or extension is reasonably necessary or desirable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary or desirable to preserve the Tax Benefits, as the case may be. In the case of an ambiguity in the application of any of the provisions of this Article X, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this Article X requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article X. All actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith in accordance with this Section 10.8 shall be final, conclusive and binding on the Corporation, the Agent, and all other parties for all purposes of this Article X absent manifest error. The Board of Directors may delegate all or any portion of its duties and powers under this Article X to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by law, may exercise the authority granted by this Article X through duly authorized officers or agents of the Corporation. Notwithstanding anything herein to the contrary, nothing in this Article X shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

Section 10.9. **Reliance**. To the fullest extent permitted by law, the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements provided by the Corporation's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Treasurer, Secretary and Chief Legal Officer or Assistant Secretary, or by the Corporation's outside legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents (including the Agent) as to matters reasonably believed to be within their professional or expert competence in making any determinations and findings contemplated by this Article X, and the members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation Securities owned by any stockholder, the Corporation is entitled to rely on the existence and absence of filings on Schedule 13D or 13G under the Exchange Act (or similar filings), if any, as of any date, subject to its actual knowledge of the ownership of Corporation Securities.

Section 10.10. **Benefits of this Article X**. Nothing in this Article X shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article X. This Article X shall be for the sole and exclusive benefit of the Corporation and the Agent.

Section 10.11. **Severability**. If any provision of this Article X or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article X.

Section 10.12. **Waiver**. With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this Article X, (i) no waiver will be effective unless expressly contained in a writing signed by the waiving party; and (ii) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

ARTICLE XI.

INCORPORATOR

The incorporator of the Corporation is Steven Chuslo, whose mailing address is One Park Place, Suite 200, Annapolis, Mayland 21401.

ARTICLE XII.

INITIAL BOARD OF DIRECTORS

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The names and mailing addresses of the persons who are to serve as the initial directors of the Corporation until the first annual meeting of stockholders of the corporation and until their successors are duly elected and qualified, are:

Name	Address
Jeffery W. Eckel	One Park Place, Suite 200 Annapolis, Maryland 21401
Jeffrey A. Lipson	One Park Place, Suite 200 Annapolis, Maryland 21401
Teresa M. Brenner	One Park Place, Suite 200 Annapolis, Maryland 21401
Lizabeth A. Ardisana	One Park Place, Suite 200 Annapolis, Maryland 21401
Clarence D. Armbrister	One Park Place, Suite 200 Annapolis, Maryland 21401
Nancy C. Floyd	One Park Place, Suite 200 Annapolis, Maryland 21401
Charles M. O'Neil	One Park Place, Suite 200 Annapolis, Maryland 21401
Richard J. Osborne	One Park Place, Suite 200 Annapolis, Maryland 21401
Steven G. Osgood	One Park Place, Suite 200 Annapolis, Maryland 21401
Kimberly A. Reed	One Park Place, Suite 200 Annapolis, Maryland 21401

[SIGNATURE PAGE FOLLOWS]

The undersigned incorporator hereby acknowledges that the foregoing certificate of incorporation is his act and deed on this the ___ day of _____, 2024.

_____
Steven Chuslo
Incorporator

Appendix C - Form of Delaware Bylaws

HA SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.

BYLAWS

ARTICLE I.

OFFICES

Section 1. **Registered Office**. The registered office of the Corporation in the State of Delaware shall be located at such place as the Board of Directors of the Corporation (the "**Board of Directors**") may from time to time designate and as shall be set forth in the Certificate of Incorporation of the Corporation (as it may be amended and/or restated from time to time, the "**Certificate of Incorporation**").

Section 2. **Additional Offices**. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II.

MEETINGS OF STOCKHOLDERS

Section 1. **Place**. All meetings of stockholders shall be at such place as shall be designated by the Board of Directors and stated in the notice of the meeting. The Board of Directors may, in its sole discretion, determine that a meeting shall not be held at any place, but instead may be held solely by means of remote communication in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "**DGCL**").

Section 2. **Annual Meeting**. An annual meeting of the stockholders for the election of directors and the transaction of any other proper business shall be held on the date and at the time set by the Board of Directors.

Section 3. **Special Meetings**.

(a) Except as provided in paragraph (b) of this Section 3, a special meeting of the stockholders may be called at any time by the chair of the board, the chief executive officer, the president or the Board of Directors. Business transacted at such special meeting of the stockholders shall be limited to the purpose stated in the notice of meeting.

(b) A special meeting of stockholders shall be called by the Secretary of the Corporation upon written request (a "**Special Meeting Request**") of one or more holders of record who "Own" at least a majority of the outstanding shares of common stock of the Corporation (the "**Requisite Percentage**") and who have complied in full with the requirements set forth in these Bylaws.

(i) A Special Meeting Request must be delivered to the attention of the Secretary at the principal executive offices of the Corporation. A Special Meeting Request shall be valid only if it is signed and dated by each stockholder of record submitting the Special Meeting Request and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made, or such stockholder's or beneficial owner's duly authorized agent (each, a "**Requesting Stockholder**") collectively representing the Requisite Percentage, and includes (A) a statement of the specific purpose(s) of the special meeting and the reasons for conducting such business at the special meeting; (B) as to any director nominations proposed to be presented at the special meeting and any matter (other than a director nomination) proposed to be conducted at the special meeting and as to each Requesting Stockholder, the information, statements, representations, agreements and other documents that would be required to be set forth in or included with a stockholder's notice of a nomination pursuant to Section 11 of this Article II (including any nominee's written consent to being named in the Corporation's proxy statement as a nominee and to serving as a director if elected) and/or a stockholder's notice of business proposed to be brought before a meeting pursuant to Section 11 of this Article II, as applicable; (C) a representation that a Requesting Stockholder or a qualified representative (as defined in Section 11 of this Article II) thereof intends to appear in person or by proxy at the special meeting to present the nomination(s) or business to be brought before the special meeting; (D) an agreement by the Requesting Stockholders to notify the Corporation promptly in the event of any disposition prior to the date of the special meeting of shares of the Corporation owned beneficially or of record and an acknowledgement that any such disposition shall be deemed to be a revocation of such Special Meeting Request with respect to such disposed shares; and (E) documentary evidence that the Requesting Stockholders Own the Requisite Percentage; provided, however, that if the Requesting Stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary within 10 days after the date on which the Special Meeting Request is delivered to the Secretary) that the beneficial owners

on whose behalf the Special Meeting Request is made beneficially Own the Requisite Percentage. In addition, the Requesting Stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made shall (x) further update and supplement the information provided in the Special Meeting Request, if necessary, so that the information provided or required to be provided therein shall be true and correct as of the record date for the special meeting and as of the date that is 10 Business Days prior to the special meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than 5 days after the later of the record date for the meeting or the date notice of the record date is first publicly disclosed in the case of the update and supplement required to be made as of the record date and not later than 8 Business Days prior to the date of the special meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of 10 Business Days prior to the special meeting or any adjournment or postponement thereof and (y) promptly provide any other information reasonably requested by the Corporation.

(ii)   A Special Meeting Request shall not be valid, and a special meeting requested by stockholders shall not be held, if (A) the Special Meeting Request does not comply with this Section 3; (B) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law (as determined in good faith by the Board of Directors); (C) the Special Meeting Request is delivered during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the next annual meeting; (D) an identical or substantially similar item (as determined in good faith by the Board of Directors, a "Similar Item"), other than the election of directors, was presented at an annual or special meeting of stockholders held not more than 12 months before the Special Meeting Request is delivered; (E) a Similar Item was presented at an annual or special meeting of stockholders held not more than 90 days before the Special Meeting Request is delivered (and, for purposes of this clause (E), the election of directors shall be deemed to be a "Similar Item" with respect to all items of business involving the election or removal of directors, changing the size of the Board of Directors and the filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors); (F) a Similar Item is included in the Corporation's notice of meeting as an item of business to be brought before an annual or special meeting of stockholders that has been called but not yet held or that is called for a date within 90 days of the receipt by the Corporation of a Special Meeting Request; or (G) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law.

(iii)   Special meetings of stockholders called pursuant to this Section 3 shall be held at such place, if any, on such date, and at such time as the Board of Directors shall fix; provided, however, that the special meeting shall not be held more than 90 days after receipt by the Corporation of a valid Special Meeting Request.

(iv)   The Requesting Stockholders may revoke a Special Meeting Request by written revocation delivered to the Secretary at the principal executive offices of the Corporation at any time prior to the special meeting. If, at any point after 60 days of the first date on which a Special Meeting Request is delivered to the Corporation, the unrevoked requests from Requesting Stockholders (whether by specific written revocation or deemed revocation pursuant to clause (D) of paragraph (b)(i) of this Section 3) represent in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, may cancel the special meeting.

(v)   In determining whether a special meeting of stockholders has been requested by the Requesting Stockholders representing in the aggregate at the least the Requisite Percentage, multiple Special Meeting Requests delivered to the Secretary of the Corporation will be considered together only if (A) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting, in each case as determined by the Board of Directors (which, if such purpose is the election or removal of directors, changing the size of the Board of Directors and/or the filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors, will mean that the exact same person or persons are proposed for election or removal in each relevant Stockholder Meeting Request), and (B) such Special Meeting Requests have been dated and delivered to the Secretary of the Corporation within 60 days of the first date on which a Special Meeting Request is delivered to the Corporation.

(vi)   If none of the Requesting Stockholders appear or send a qualified representative to present the nomination and/or business to be presented for consideration as specified in the Special Meeting Request, the Corporation need not present such nomination and/or business for a vote at the special meeting, notwithstanding that proxies in respect of such nomination and/or may have been received by the Corporation.

(vii)   Business transacted at any special meeting called pursuant to this paragraph (b) of Section 3 shall be limited to (A) the purpose(s) stated in the valid Special Meeting Request received from the Requisite Percentage of record holders and (B) any additional matters that the Board of Directors determines to include in the Corporation's notice of the special meeting.

(viii) For purposes of this Section 3, a stockholder shall be deemed to "Own" (as defined below) only those outstanding shares of common stock of the Corporation entitled to vote in the election of directors as to which such person possesses both (A) the full voting and investment rights pertaining to the shares; and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares sold by such person or any of its affiliates in any transaction that has not been settled or closed, including any short sale; borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell; or subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party would have, the purpose or effect of reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares; and/or hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such stockholder or its affiliates. The terms "Owned," "Owning" and other variations of the word "Own," when used with respect to a stockholder or beneficial owner, shall have correlative meanings. A stockholder or beneficial owner shall "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. The person's Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person.

(c)   The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting.

Section 4. **Notice**. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, not less than ten nor more than 60 days before each meeting of stockholders, the Corporation shall give to each stockholder entitled to vote at such meeting notice in writing or by electronic transmission stating the date, time and place, if any, of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose for which the meeting is called. The notice shall be given in accordance with Section 232 of the DGCL. The Corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless such a stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the Corporation under any provision of applicable law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within 60 days of having been given written notice by the Corporation of its intention to send the single notice permitted under this paragraph, shall be deemed to have consented to receiving such single written notice.

No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. The Corporation may reschedule, postpone or cancel any previously scheduled meeting of stockholders.

Section 5. **Organization and Conduct**. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chair of the meeting or, in the absence of such appointment or appointed individual, by the chair of the board or, in the case of a vacancy in the office or absence of the chair of the board, by one of the following officers present at the meeting in the following order: the vice chair of the board, if there is one, the chief executive officer, the president, the vice presidents in their order of rank and seniority and the secretary. The secretary, or, in the secretary's absence, an assistant secretary, or, in the absence of both the secretary and assistant secretaries, an individual appointed by the Board of Directors or, in the absence of such appointment, an individual appointed by the chair of the meeting shall act as secretary. In the event that the secretary presides at a meeting of stockholders, an assistant secretary, or, in the absence of all assistant secretaries, an individual appointed by the Board of Directors or the chair of the meeting, shall record the minutes of the meeting. Even if present at the meeting, the person designated by the Board of Directors or these Bylaws to act as chair of the meeting may delegate to another person the power to act as chair of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chair of the meeting. The chair of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chair and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chair of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chair of the meeting may determine; (d) limiting the time allotted to questions or comments; (e) determining when and for how long the polls should be opened and when the polls should be closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chair of the meeting; (h) convening or concluding a meeting or (for any or no reason) recessing and/or adjourning the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 6. **Quorum; Adjournment**. (a) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at any meeting of stockholders, the presence in person or by proxy of holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum. If such quorum is not established at any meeting of the stockholders, the chair of the meeting or the stockholders so present, by the affirmative vote of the holders of a majority in voting power of the shares of the Corporation which are present in person or by proxy and entitled to vote thereon, may adjourn the meeting from time to time in the manner provided in Section 6(b). The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum.

(b) Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date so fixed for notice of such adjourned meeting.

Section 7. **Voting**. A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. Unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting. Unless otherwise provided by statute or by the Certificate of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chair of the meeting shall order that voting be by ballot or otherwise.

Section 8. **Proxies**. A stockholder of record entitled to vote a meeting of stockholders may vote in person or by proxy, but no such proxy shall be voted or acted upon after three years from its date unless otherwise provided in the proxy. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

Section 9. **Stock List**. The Corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of 10 days ending on the day before the meeting date (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 9 or to vote in person or by proxy at any meeting of stockholders.

Section 10. **Inspectors**. The Corporation may, and shall if required by law, appoint, before any meeting of stockholders, one or more inspectors for the meeting, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors so appointed or designated shall (a) determine the number of shares of stock of the Corporation outstanding and the voting power of each such share (b) determine the number of shares of stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 11. **Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals**.

(a) **Annual Meetings of Stockholders**.

(i) Nominations of individuals for election to the Board of Directors and proposals of other business to be considered at an annual meeting of stockholders by the stockholders may only be made (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or authorized committee thereof or (C) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 11(a).

(ii) For any nomination or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information, representations and undertaking required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern time, on the 120th day prior to the first anniversary of the date of the proxy statement (as defined in Section 11(c)(iii) of this Article II) for preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the first anniversary of the date of the preceding year's annual meeting, or if the Corporation did not prepare a proxy statement in connection with the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The postponement or adjournment of an annual meeting (or the public announcement thereof) shall not commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(iii) Such stockholder's notice shall set forth:

(A) as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a "**Proposed Nominee**"), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) promulgated under the Exchange Act;

(B) as to any other business that the stockholder proposes to bring before the meeting, (1) a description of such business, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that business includes a proposal to amend the Bylaws, the language of the proposed amendment), the stockholder's reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom and (2) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Regulation 14A (or any successor provision) of the Exchange Act;

(C) as to the stockholder giving the notice and any Stockholder Associated Person,

1. the class, series and number of all shares of stock or other securities of the Corporation (collectively, the "**Company Securities**"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or any Stockholder Associated Person (including any Company Securities as to which such stockholder or any Stockholder Associated Persons have a right to acquire beneficial ownership at any time in the future), the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person;

2. whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the previous six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit of changes in the price of (x) Company Securities or (y) any security of any entity that was listed in the Peer Group in the Stock Performance Graph in the most recent annual report to security holders of the Corporation (a "**Peer Group Company**") for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation (or, as applicable, in any Peer Group Company) disproportionately to such person's economic interest in the Company Securities (or, as applicable, in any Peer Group Company), and

3. any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;

(D) as to the stockholder giving the notice and any Stockholder Associated Person with an interest or ownership referred to in clauses (A) or (B) of paragraph (3)(iii) of this Section 11(a):

1. the name and address of such stockholder, as they appear on the Corporation's stock ledger, and the current name and business address, of each such Stockholder Associated Person and any Proposed Nominee;

2. the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person that is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person;

(E) to the extent known by the stockholder giving the notice, the name and address of any other person supporting financially the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice;

(F) if the stockholder is proposing one or more Proposed Nominees, a representation that such stockholder, Proposed Nominee or Stockholder Associated Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee, (2) otherwise to solicit proxies or votes in support of such proposal or nomination, and/or (3) to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of Proposed Nominees in accordance with Rule 14a-19 of the Exchange Act;

(G)   as to the stockholder giving the notice, a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(H)   a description of any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement or understanding pursuant to which such stockholder or Stockholder Associated Persons have or share a right, directly or indirectly, to vote any shares of any class or series of capital stock of the Corporation,

(I)   a description of any agreement, arrangement or understanding with respect to any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such stockholder or Stockholder Associated Persons that are separated or separable pursuant to such agreement, arrangement or understanding from the underlying shares of the Corporation; and

(J)   all other information regarding the stockholder giving the notice and each Stockholder Associated Person that would be required to be disclosed by the stockholder in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act.

The foregoing notice requirements of paragraph (a)(iii) of this Section 11 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

(iv)   Such stockholder's notice shall, with respect to any Proposed Nominee, be accompanied by a:

(A)   written representation and undertaking executed by the Proposed Nominee:

1.   that such Proposed Nominee (I) is not, and will not become, a party to any agreement, arrangement or understanding with, and has given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question that has not been disclosed to the Corporation or that could limit or interfere with such proposed nominee's fiduciary duties under applicable law, (II) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation, (III) consents to be named in the Company's proxy statement and accompanying proxy card as a nominee, (IV) consents to serve as a director of the Corporation if elected (V) will notify the Corporation simultaneously with the notification to the stockholder of the Proposed Nominee's actual or potential unwillingness or inability to serve as a director and (VI) does not need any permission or consent from any third party to serve as a director of the Corporation, if elected, that has not been obtained, including any employer or any other board or governing body on which such Proposed Nominee serves; and

2.   a completed and signed Proposed Nominee questionnaire with respect to the background, qualification and independence of such proposed nominee (which questionnaire shall be provided by the Corporation, upon request, to the stockholder providing the notice.

(B)   representation and undertaking executed by the stockholder that such stockholder will:

1.   comply with Rule 14a-19 promulgated under the Exchange Act in connection with such stockholder's solicitation of proxies in support of any Proposed Nominee;

2.   notify the Corporation as promptly as practicable of any determination by the stockholder to no longer solicit proxies for the election of any Proposed Nominee as a director at the annual meeting;

3.   furnish such other or additional information as the Corporation may request for the purpose of determining whether the requirements of this Section 11 have been complied with and of evaluating any nomination or other business described in the stockholder's notice;

4.   be in compliance, if elected as a director of the Corporation, and comply with, all applicable publicly disclosed corporate governance, code of conduct and ethics, conflict of interest, confidentiality, corporate opportunities, trading and any other policies and guidelines of the Corporation applicable to directors; and

5. appear in person or by proxy at the meeting to nominate any Proposed Nominees or to bring such business before the meeting, as applicable, and acknowledges that if the stockholder does not so appear in person or by proxy at the meeting to nominate such Proposed Nominees or bring such business before the meeting, as applicable, the Corporation shall not bring such Proposed Nominee or such business for a vote at such meeting and any proxies or votes cast in favor of the election of any such Proposed Nominee or of any proposal related to such other business shall not be counted or considered.

(v)   Notwithstanding anything in subsection (a) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors at the annual meeting is increased, effective after the time period for which nominations would otherwise be due under paragraph (a)(2) of this Section 11 and there is no public announcement by the Corporation naming the nominees for the additional directorship at least 130 days prior to the first anniversary of the date of the proxy statement (as defined in Section 11(c)(3) of this Article II) for preceding year's annual meeting, a stockholder's notice required by this Section 11 shall also be considered timely, but only with respect to nominees for the additional directorship, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern time, on the tenth day following the day on which such public announcement is first made by the Corporation.

(vi)   For purposes of this Section 11, "**Stockholder Associated Person**" of any stockholder means (i) any beneficial owner on whose behalf the nomination or proposal is made and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such beneficial owner.

(b)   **Special Meetings of Stockholders**. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 3(i) of this Article II for the purpose of electing directors, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 11 and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation's notice of meeting, if the stockholder's notice, containing the information, representations and undertakings required by paragraphs (a)(iii) and (iv) of this Section 11, is delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting. The postponement or adjournment of a special meeting (or the public announcement thereof) shall not commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(c)   **General**.

(i)   If any information, representation or undertaking submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders, including any information, representation or undertaking from a Proposed Nominee, shall be inaccurate in any material respect, such information, representation or undertaking may be deemed not to have been provided in accordance with this Section 11. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information, representation or undertaking. Upon written request by the secretary of the Corporation or the Board of Directors, any such stockholder or Proposed Nominee shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting and, if applicable, satisfy the requirements of Rule 14a-19(a)(3)) submitted by the stockholder pursuant to this Section 11 as of an earlier date and (C) an updated representation and undertaking by each Proposed Nominee that such individual will serve as a director of the Corporation if elected. If a stockholder or Proposed Nominee fails to provide such written verification, update, representation or undertaking within such period, the information as to which such written verification, update, representation or undertaking was requested may be deemed not to have been provided in accordance with this Section 11.

(ii)   Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. A stockholder proposing a Proposed Nominee shall have no right to (A) nominate a number of Proposed Nominees that exceed the number of directors to be elected at the meeting or (B) substitute or replace any Proposed Nominee unless such substitute or replacement is nominated in accordance with this Section 11 (including the timely provision of all information, representations and undertakings with respect to such substitute or replacement Proposed Nominee in accordance with the deadlines set forth in this Section 11). If the Corporation provides notice to a stockholder that the number of Proposed Nominees proposed by such stockholder exceeds the number of directors to be elected at a meeting, the stockholder must provide written notice to the Corporation within five Business Days stating the names of the Proposed Nominees that have been withdrawn so that the number of Proposed Nominees proposed by such stockholder no longer exceeds the number of directors to be elected at a meeting. If any individual who is nominated in accordance with this Section 11 becomes unwilling or unable to serve on the Board of Directors, then the nomination with respect to such individual shall no longer be valid and no votes may validly be cast for such individual. The chair of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

(iii)   Notwithstanding the foregoing provisions of this Section 11, the Corporation shall disregard any proxy authority granted in favor of, or votes for, director nominees other than the Corporation's nominees if the stockholder or Stockholder Associated Person (each, a "**Soliciting Stockholder**") soliciting proxies in support of such director nominees abandons the solicitation or does not (A) comply with Rule 14a-19 promulgated under the Exchange Act, including any failure by the Soliciting Stockholder to (1) provide the Corporation with any notices required thereunder in a timely manner or (2) comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act or (B) timely provide sufficient evidence in the determination of the Board of Directors sufficient to satisfy the Corporation that such Soliciting Stockholder has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence. Upon request by the Corporation, such Soliciting Stockholder shall deliver to the Corporation, no later than five Business Days prior to the applicable meeting, sufficient evidence in the judgment of the Board of Directors that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

(iv)   For purposes of this Section 11, "the date of the proxy statement" shall have the same meaning as "the date of the company's proxy statement released to shareholders" as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. "Public announcement" shall mean disclosure (A) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act. "**Business Day**" shall mean any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York.

(v)   Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 11 shall require disclosure of revocable proxies received by, or routine solicitation contacts made by or on behalf of, the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of a definitive proxy statement on Schedule 14A by such stockholder or Stockholder Associated Person

(vi)   Notwithstanding anything in these Bylaws to the contrary, if the stockholder giving notice as provided for in this Section 11 (or a qualified representative of the stockholder) does not appear in person or by proxy at such annual or special meeting to present each nominee for election as a director or the proposed business, as applicable, such matter shall not be considered at the meeting notwithstanding that such proposal or nomination is set forth in the notice of meeting or other proxy materials and notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

ARTICLE III.

DIRECTORS

Section 1. **General Powers**. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors.

Section 2. **Number and Tenure**. The number of directors may be determined from time to time by resolutions of the Board of Directors. The tenure of office of a director shall not be affected by any decrease in the number of directors. Any director of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chair of the board or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

Section 3. **Annual and Regular Meetings**. An annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place, if any, for the holding of regular meetings of the Board of Directors without other notice than such resolution.

Section 4. **Special Meetings**. Special meetings of the Board of Directors may be called by or at the request of the chair of the board, the chief executive officer, the president or a majority of the directors then in office.

Section 5. **Notice**. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, courier or U.S. mail to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by U.S. mail shall be given at least 72 hours prior to the meeting. Notice by courier shall be given at least 48 hours prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by U.S. mail shall be deemed to be given when deposited in the U.S. mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6. **Quorum**. A majority of the total number directors shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such directors is present at such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 7. **Voting**. The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Certificate of Incorporation or these Bylaws.

Section 8. **Organization**. At each meeting of the Board of Directors, the chair of the board or, in the absence of the chair, the vice chair of the board, if any, shall act as chair of the meeting. In the absence of both the chair and vice chair of the board, the chief executive officer (if also a director) or, in the absence of any chief executive officer or if the chief executive officer is not a director, the president (if also a director) or, in the absence of the president or if the president is not a director, a director chosen by a majority of the directors present, shall act as chair of the meeting. The secretary or, in his or her absence, an assistant secretary of the Corporation, or, in the absence of the secretary and all assistant secretaries, an individual appointed by the chair of the meeting, shall act as secretary of the meeting.

Section 9. **Telephone Meetings**. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. **Consent by Directors Without a Meeting**. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by all members of the Board of Directors. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors.

Section 11. **Vacancies and Newly Created Directorships**. Any newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause may be filled solely by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified, subject, however, to such director's earlier death, resignation, disqualification or removal.

Section 12. **Compensation**. Unless otherwise restricted by the Certificate of Incorporation, directors may receive such compensation, if any, for their services on the Board of Directors and its committees, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors.

Section 13. **Chair of the Board; Vice Chair of the Board**. The Board of Directors may designate a chair of the board. The chair of the board shall be a director, and may, but not need be, an officer of the Corporation. The chair of the board shall preside over the meetings of the Board of Directors and of the stockholders at which he or she shall be present. The chair of the board shall perform such other duties as may be assigned to him or her by the Board of Directors. The Board of Directors may also designate a vice chair of the board. The vice chair of the board shall be a director, and may, but not need be, an officer of the Corporation. The vice chair of the board shall perform such other duties as may be assigned to him or her by the Board of Directors.

Section 14. **Lead Independent Director**. A majority of the independent members of the Board of Directors may elect from among the independent members of the Board of Directors, a Lead Independent Director, but the election of a Lead Independent Director shall not be required. The Lead Independent Director may be removed as a Lead Independent Director by vote of a majority of the independent members of the Board of Directors. If a Lead Independent Director shall be elected, then the Lead Independent Director shall have such duties and authority as may be prescribed by the Board of Directors from time to time. For purposes of this Section 14, "independent" has the meaning (1) in accordance with the independence criteria established by the Board of Directors from time to time and (2) set forth in the NYSE listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case, such exchanges definition of independent director shall apply.

Section 15. **Emergency Provisions**. Notwithstanding any other provision in the Certificate of Incorporation or these Bylaws, this Section 15 shall apply during any emergency resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of its Board of Directors or its stockholders, or during any nuclear or atomic disaster, or during the existence of any catastrophe, including, but not limited to, an epidemic or pandemic, and a declaration of a national emergency by the United States government, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Article III of these Bylaws cannot readily be obtained (an "**Emergency**"). During any Emergency, unless otherwise provided by the Board of Directors, (a) a meeting of the Board of Directors or a committee thereof may be called by any director or officer by any means feasible under the circumstances; (b) notice of any meeting of the Board of Directors during such an Emergency may be given less than 24 hours prior to the meeting to as many directors and by such means as may be feasible at the time, including publication, television or radio; and (d) the number of directors necessary to constitute a quorum shall be one-third of the entire Board of Directors.

ARTICLE IV.

COMMITTEES

Section 1.   **Number, Tenure and Qualifications**. The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and one or more other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors.

Section 2.   **Powers**. The Board of Directors may delegate to committees appointed under Section 1 of this Article IV, in accordance with a written charter or by resolution, any of the powers of the Board of Directors, except as prohibited by law.

Section 3.   **Meetings**. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members then serving on a committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting where a quorum is present shall be the act of such committee. The Board of Directors may designate a chair of any committee, and such chair or, in the absence of a chair, any two members of any committee (if there are at least two members of the committee) may fix the time and place, if any, of its meeting unless the Board shall otherwise provide. In the absence or disqualification of a member of any such committee, the member or members thereof present at any meeting, whether or not he, she or they constitute a quorum, may unanimously appoint another director to act at the meeting in the place of such absent or disqualified member.

Section 4. **Telephone Meetings**. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. **Consent by Committees Without a Meeting**. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by all members of the committee. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of such committee.

Section 6. **Vacancies**. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE V.

OFFICERS

Section 1. **General Provisions**. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chief executive officer, one or more executive vice presidents, senior vice presidents and vice presidents, a chief operating officer, a chief financial officer, a chief investment officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors, the chief executive officer or the president may from time to time designate other officers with such powers and duties as they shall deem necessary or desirable. The president, chief executive officer and any executive vice presidents of the Corporation shall be elected by the Board of Directors. Any of the Board of Directors, the chief executive officer and the president may from time to time appoint any number of other officers as it, he or she deems necessary or desirable. Each officer shall serve until his or her successor is elected and qualifies subject to his or her earlier death, resignation or removal. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. **Removal and Resignation**. The president, chief executive officer and any executive vice president may be removed, with or without cause, only by the Board of Directors and any other officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors, the president or chief executive officer, if, in its, his or her judgment, the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chair of the board, the chief executive officer, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. **Vacancies**. A vacancy in the office of the president, chief executive officer or any executive vice president may be filled by the Board of Directors for the balance of the term. A vacancy in any other office may be filled by the Board of Directors, the president or the chief executive officer.

Section 4. **Chief Executive Officer**. The Board of Directors may designate a chief executive officer. A chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed. The chief executive officer acting within the scope of his or her authority delegated by the Board of Directors may authorize the Corporation to enter into any contract or to execute and deliver any instrument and such authority may be general or confined to specific instances. The chief executive officer may authorize any officer or agent to execute and deliver any contract or instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. The chief executive officer shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section 5.   **Chief Financial Officer**. The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer.

Section 6.   **President**. The Board of Directors shall designate a president of the Corporation. In the absence of a chief executive officer, the president shall in general supervise and control all of the business and affairs of the Corporation. In the absence of a designation of a chief executive officer by the Board of Directors, the president shall be the chief executive officer and shall assume all authority and responsibility of such office. The president shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 7.   **Executive Vice President**. The Board of Directors may designate one or more executive vice presidents for particular areas of responsibility. An executive vice president shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer or the president.

Section 8.   **Chief Investment Officer**. The Board of Directors or the chief executive officer may designate a chief investment officer. The chief investment officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer or the president.

Section 9.   **Vice Presidents**. The Board of Directors, the chief executive officer or the president may designate one or more senior vice presidents and vice-presidents of the Corporation for particular areas of responsibility. Any senior vice president or vice-president of the Corporation shall perform such duties as from time to time may be assigned by the Board of Directors, the chief executive officer or the president.

Section 10. **Secretary**. The Board of Directors, the chief executive officer or the president shall designate a secretary of the Corporation. The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him or her by the Board of Directors, the chief executive officer or the president.

Section 11. **Treasurer**. The Board of Directors, the chief executive officer or the president shall designate a treasurer of the Corporation. The treasurer shall have the custody of the funds and securities of the Corporation, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors and shall perform such other duties as from time to time may be assigned to him or her by the Board of Directors, the chief executive officer or the president. In the absence of a designation of a chief financial officer, the treasurer shall be the chief financial officer of the Corporation.

The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 12. **Assistant Secretaries and Assistant Treasurers**. The Board of Directors, the chief executive officer or the president may designate one or more assistant secretaries and assistant treasurers of the Corporation. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the Board of Directors, the chief executive officer or the president.

Section 13. **Compensation**. The salaries and other compensation of the officers shall be fixed from time to time by the Board of Directors (or in such a manner as determined by the Board of Directors) and no officer shall be prevented from receiving such salary or other compensation by reason of the fact that he or she is also a director.

ARTICLE VI.

CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1.   **Contracts**. The Board of Directors or the chief executive officer acting within the scope of his or her authority delegated by the Board of Directors may authorize the Corporation to enter into any contract or to execute and deliver any instrument and such authority may be general or confined to specific instances. The Board of Directors or the chief executive officer may authorize any officer or agent to execute and deliver any contract or instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

Section 2.   **Checks and Drafts**. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by the chief executive officer or such other officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors or the chief executive officer.

Section 3.   **Deposits**. All funds of the Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the Corporation as the Board of Directors, the chief executive officer, the president, the chief financial officer, the treasurer or any other officer designated by the Board of Directors or the chief executive officer may determine.

ARTICLE VII.

STOCK

Section 1.   **Certificates**. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation (it being understood that each of the chair of the Board of Directors, the vice chair of the Board of Directors, the President, the Chief Executive Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary shall be an authorized officer for such purpose), certifying the number of shares owned by such holder in the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 2.   **Transfers**. All transfers of shares of stock shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the laws of the State of Delaware.

Section 3.   **Lost, Stolen or Destroyed Certificate**. The Corporation may issue a new certificate of stock or uncertificated share in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated share.

Section 4.   **Fixing of Record Date**.

(a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VIII.

DISTRIBUTIONS

Section 1. **Authorization**. Dividends upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Certificate of Incorporation. Dividends may be paid in cash, property or stock of the Corporation as determined by the Board of Directors, subject to the provisions of law and the Certificate of Incorporation.

Section 2. **Contingencies**. Before payment of any dividends, there may be set aside out of any assets of the Corporation available for dividends such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine, and the Board of Directors may modify or abolish any such reserve.

ARTICLE IX.

INDEMNIFICATION AND ADVANCE OF EXPENSES

Section 1. **Right to Indemnification**. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 3, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

Section 2. **Advancement of Expenses**. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article IX or otherwise.

Section 3. **Claims**. If a claim for indemnification under this Article IX (following the final disposition of such proceeding) is not paid in full within 60 days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article IX is not paid in full within thirty days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 4. **Nonexclusivity of Rights**. The rights conferred on any Covered Person by this Article IX shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5. **Other Sources**. The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 6. **Amendment or Repeal**. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

Section 7. **Other Indemnification and Advancement of Expenses**. This Article IX shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

Section 8. **Officers**. Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the chief executive officer, president, chief financial officer, chief investment officer, secretary, any assistant secretary, treasurer and any assistant treasurer or other officer of the Corporation appointed by the Board of Directors, the chief executive officer or the president pursuant to Article V of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the Board of Directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

ARTICLE X.

WAIVER OF NOTICE

Whenever any notice of a meeting is required to be given pursuant to the Certificate of Incorporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE XI.

AMENDMENT OF BYLAWS

These Bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors. The stockholders of the Corporation may also adopt, amend or repeal these Bylaws by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon, provided, however, that the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon shall be required for the stockholders to adopt, amend or repeal Article IX (Indemnification and Advancement of Expenses) or Article XI (Amendment of Bylaws) of these Bylaws or any provision inconsistent therewith.

ARTICLE XII.

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.



2023
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission File Number: 001-35877

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**46-1347456**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Park Place Suite 200 Annapolis MD	**21401**
(Address of principal executive offices)	(Zip Code)

(410) 571-9860
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:		
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	HASI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark	YES	NO
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐
• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.		
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐		
• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.		☐
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.		☑
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.		☐
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).		☐
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

As of June 30, 2023, the aggregate market value of the registrant's common stock (includes unvested restricted stock) held by non-affiliates of the registrant was $ 2.6 billion based on the closing sales price of the registrant's common stock on June 30, 2023 as reported on the New York Stock Exchange.

On February 12, 2024, the registrant had a total of 112,431,024 shares of common stock, $0.01 par value, outstanding (which includes 135,668 shares of unvested restricted common stock).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2024 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

Forward-Looking Statements

We make forward-looking statements in this Annual Report on Form 10-K ("Form 10-K") within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are subject to risks and uncertainties. For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, we intend to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 1A. Risk Factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by or on our behalf in this Form 10-K, in presentations, on our websites, in response to questions or otherwise.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Risk Factor Summary

An investment in our securities involves risk. You should carefully consider the risks summarized in Item 1A, "Risk Factors" included in this report. These risks include, but are not limited to, the following:

Risks Related to Our Business and Our Industry

- Our business depends in part on U.S. federal, state and local government policies and a decline in the level of government support could harm our business.

- If the market for various types of climate solutions projects or the investment techniques related to such projects do not develop as we anticipate, new business generation in this target area may be adversely impacted.

- We are subject to risks related to our sustainability and governance activities and disclosures.

- We operate in a competitive market, which may impact the terms of the investments we make.

Risks Related to Our Assets and Projects in Which We Invest

- Changes in interest rates could adversely affect the value of our assets and negatively affect our profitability.

- The lack of liquidity of our assets may adversely affect our business, including our ability to value our assets.

- The preparation of our financial statements, including provision for loan losses, involves use of estimates, judgments and assumptions, and our financial statements may be materially affected if our estimates prove to be incorrect.

- We rely on our project sponsors for financial reporting related to our project companies, and our financial statements may be materially affected if the financial reporting related to our project companies proves to be incorrect.

- Our investments are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.

- Our subordinated and mezzanine debt and equity investments, many of which are illiquid with no readily available market, involve a degree of risk.

- We either do not control or jointly control the projects in which we invest, which may result in the project owner making certain business decisions or taking risks with which we disagree.

- Many of our assets depend on revenues from third-party contractual arrangements, including PPAs, that expose the projects to various risks.

- Portions of the electricity our assets generate is sold on the open market at spot-market prices. A prolonged environment of prices for natural gas, or other conventional fuel sources, below the levels at which we assumed when underwriting these investments, may have a material adverse effect on our long-term business prospects, financial condition and results of operations.

- Some of the projects in which we invest may require substantial operating or capital expenditures in the future.

- We invest in projects which rely on third parties to manufacture quality products or provide reliable services in a timely manner and the failure of these third parties could cause project performance to be adversely affected.

- Our insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments.

- Energy efficiency, renewable energy and other sustainable infrastructure projects are subject to performance risks, including risks due to extreme weather events, that could impact the repayment of and the return on our assets.

Risks Related to Our Company

- Our management and employees depend on information systems and system failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

- Major public health issues and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

Risks Relating to Regulation

- We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

- Loss of our 1940 Act exemptions may adversely affect us, the market price of shares of our common stock and our ability to distribute dividends.

Risks Related to Our Borrowings and Hedging

- An increase in our borrowing costs relative to the interest we receive on our assets may adversely affect our profitability and our cash available for distribution to our stockholders. Our borrowings may have a shorter duration than our assets.

- While we have an established Board-approved leverage limit, our Board may change our financial leverage guidelines without stockholder consent.

Risks Related to Our Organization and Structure

- Our qualification as a REIT for this and prior taxable years depends on interpretation of highly technical and complex legal provisions, and our failure to qualify as a REIT for prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.

- Our ability to utilize our NOLs and other carryforwards may be limited.

Part I

In this Form 10-K, unless specifically stated otherwise or the context otherwise indicates, references to "we," "our," "us," "HASI," and "our company" refer to Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation and any of our subsidiaries. Hannon Armstrong Sustainable Infrastructure, L.P., a Delaware limited partnership, is a subsidiary of which we are the sole general partner and to which we refer in this Form 10-K as our "Operating Partnership." Our business is focused on reducing the impact of greenhouse gases that have been scientifically linked to climate change. We refer to these gases, which are often for consistency expressed as carbon dioxide equivalents, as carbon emissions.

Item 1.   Business

General

HASI is a climate positive investment firm that actively partners with clients to deploy real assets that facilitate the energy transition. With more than $12 billion in managed assets, our vision is that every investment improves our climate future. We invest in a variety of asset classes across our three primary climate solutions markets:

Behind-the-Meter	Grid-Connected	Fuels, Transport, & Nature
• Residential Solar & Storage	• Utility-scale Solar	• Renewable Natural Gas
• Community Solar and Commercial & Industrial Solar	• Onshore Wind	• Fleet Decarbonization
• Energy Efficiency	• Battery Energy Storage Systems	• Ecological Restoration

We are internally managed by a management team that has extensive relevant industry knowledge and experience, and a team of over 130 climate finance professionals. We have long-standing relationships with some of the leading clean energy project developers, owners and operators, utilities, and energy service companies ("ESCOs"), that provide recurring, programmatic investment and fee-generating opportunities. We measure and report the efficiency with which all HASI investments avoid carbon emissions using CarbonCount®, producing a quantitative impact score of the avoided CO^2 equivalent. Our programmatic client partnership, flexible capital and aligned goals enable repeat business and operational efficiencies. Through our specialized platform, we offer stockholders access to attractive risk adjusted returns from direct asset investing in diverse energy transition end markets.

Our investments take many forms, including equity, joint ventures, real estate, commercial and government receivables or securities, and other financing transactions. While we participate in diverse end markets, we generally intend for all our investments to share common attributes such as being climate-positive investments with top-tier clients in real assets using proven commercial technologies, and which benefit from contracted cash flows and high quality, incented offtakers.

We completed approximately $2.3 billion of transactions during 2023, compared to approximately $1.8 billion during 2022. As of December 31, 2023, we held approximately $6.2 billion

of transactions on our balance sheet, which we refer to as our "Portfolio." For those transactions that we choose not to hold on our balance sheet, we transfer all or a portion of the economics of the transaction, typically using securitization trusts, to institutional investors in exchange for cash and, in certain cases, residual interests in the trusts and ongoing fees. As of December 31, 2023, we managed approximately $6.1 billion in these trusts or vehicles that are not consolidated on our balance sheet. When we combine these assets with our Portfolio, as of December 31, 2023, we manage approximately $12.3 billion of assets, which we refer to as our "Managed Assets."

We have a dual revenue strategy, through which generate both net investment income from our portfolio, and Gain-on-Sale and ongoing fees via off-balance sheet securitization transactions, advisory services, and asset management.

We fund our investments in climate solutions using a broad range of financing sources including corporate unsecured bonds, convertible bonds, non-recourse or recourse debt from banks and financial institutions, equity, syndications and off-balance sheet securitization structures. We manage our short-term liquidity needs through short-term commercial paper issuances and revolving credit facilities. We generally provide the associated CarbonCount metrics for our debt issuances In addition, certain of our debt issuances meet the environmental eligibility criteria for green bonds as defined by the International Capital Markets Association's Green Bond Principles, which we believe makes our debt more attractive for many investors compared to such offerings that do not qualify under these principles. A further description of our financing activities can be found herein.

We have a large and active pipeline of potential new opportunities that are in various stages of our underwriting process. We believe the Inflation Reduction Act signed into law on August 16, 2022, which incentivizes the construction of and investment in climate solutions will result in additional investment opportunities in the markets in which we invest over the next several years, and therefore may result in increases in our pipeline in the future. We refer to potential opportunities as being part of our pipeline if we have determined that the project fits within our investment strategy and exhibits the appropriate risk and reward characteristics through an initial credit analysis, including a quantitative and qualitative assessment of the opportunity, as well as research on the relevant market and sponsor. Our pipeline of transactions that could potentially close in the next 12 months consists of opportunities in which we will be the lead originator as well as opportunities in which we may participate with other institutional investors. As of December 31, 2023, our pipeline consisted of more than $5.0 billion in new equity, debt and real estate opportunities. There can, however, be no assurance with regard to any specific terms of such pipeline transactions or that any or all of the transactions in our pipeline will be completed.

We are committed to leadership in transparent disclosure on sustainability, impact, and governance matters. Beginning in 2013, we became one of the first capital providers to evaluate the climate impact of our Portfolio by utilizing CarbonCount. In 2017, we believe we were the first U.S-based public company to commit to the Climate Disclosure Standards Board led initiative on implementing the recommendations of the Financial Stability Board's Task Force for Climate-related Financial Disclosures ("TCFD") and provide the recommended disclosures in our Form 10-K. We are a member of the Partnership for Carbon Accounting Financials ("PCAF"), a global financial industry-led partnership to implement a consistent and transparent disclosure framework to report carbon emissions and avoided emissions resulting from financed assets, and report our financed and avoided emissions under that framework. For further information on our disclosures, see the discussion in the sections titled "Investment Strategy" and "Sustainability, Impact and Corporate Governance" herein. We are committed to providing transparent disclosures on our human capital management, which can be found herein in the section titled "Human Capital Strategy." Through the HASI Foundation, we provide monetary and non-monetary support to programs that align with our philanthropic priorities of ensuring equal access to climate solutions, empowering and creating opportunity for marginalized individuals and communities, and creating a positive local impact in the communities where our business operates.

We elected and qualified to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2013 through our taxable year ended December 31, 2023. In December 2023, our board of directors approved our revocation of our REIT status effective January 1, 2024, and we will be taxed as a C Corporation beginning with tax year 2024. We operate our business in a manner that permits us to maintain our exemption from registration as an investment company under the 1940 Act.

Investment Strategy

With scientific consensus that global-warming trends are linked to human activities and result in various extreme weather events, we believe our firm is well-positioned to generate attractive risk-adjusted returns by investing in, and managing a portfolio of, real assets that mitigate greenhouse gas emissions. Further, with increasing weather-related disasters, we see similar investment opportunities in infrastructure assets that increase the resiliency to these weather events and other adverse impacts of climate change.

Our vision is that every investment improves our climate future and our purpose is to make climate positive investments that produce superior risk-adjusted returns. Sustainability is at the core of our business model and influences every investment decision which is why we require all HASI investments to be neutral to negative on incremental carbon emissions or have some other tangible environmental benefit such as reducing water consumption or increasing resilience to extreme events.

Our climate-positive investment thesis is based on the following theories:

- more efficient technologies are more productive and thus should lead to higher economic returns;

- lower portfolio risk is inherent in a portfolio of smaller investments, generated by trends of increasing decentralization and digitalization of energy assets;

- investing in assets aligned with scientific consensus and broadly held societal values will reduce potential regulatory and social costs through more internalization of externalities; and

- assets that reduce or avoid carbon emissions represent an embedded option that may increase in value if regulatory authorities were to set a price on carbon emissions.

We believe combining this investment thesis with our multi-decade experience in investing in our markets through multiple interest rate and business cycles, intermittent governmental support for reducing carbon emissions and several cycles of business expansions in renewable and other sustainable infrastructure markets, allows us to earn attractive risk-adjusted returns on the assets in which we invest. We also believe there is a very large potential market opportunity as the legacy technologies for generating and using energy and the systems that produce carbon emissions are retired and replaced by low-to-no carbon emission systems. Mitigation and resiliency investments continue to grow to address severe weather events and other climate change impacts.

Our investments in climate solutions are focused on three markets:

- *Behind-the-Meter ("BTM")*: distributed energy projects which reduce energy usage or cost through solar power generation, electric storage, or energy efficiency improvements such as heating, ventilation, and air conditioning systems (HVAC), lighting, energy controls, roofs, windows, building shells, and/or combined heat and power systems;

- *Grid-Connected ("GC")*: renewable energy projects that deploy cleaner energy sources, such as solar, solar-plus-storage, and wind, to generate power production where the off-taker or counterparty may be part of the wholesale electric power markets; and

- *Fuels, Transport, and Nature ("FTN")*: a range of real assets spanning high-emitting economic sectors other than the power grid such as transportation and fuels in the United States, including renewable natural gas (RNG) plants, transportation fleet enhancements, and ecological restoration projects, among others.

Of our pipeline, 52% is related to BTM assets and 30% is related to GC assets, with the remainder related to FTN, an area of increased focus for us beginning in 2023. We prefer investments in which the assets use proven technology and have a long-term, creditworthy off-taker or counterparties. For BTM assets, the off-taker or counterparty may be the building owner or occupant, and our investment may be secured by the installed improvements or other real estate rights. For GC assets, the off-takers or counterparties may be utility or electric users who have entered into contractual commitments, such as power purchase agreements ("PPAs"), to purchase power produced by a renewable energy project at a specified price with potential price escalators for a portion of the project's estimated life.

We make our investments utilizing a variety of structures, including:

- equity investments in either preferred or common structures in unconsolidated entities;

- commercial and government receivables or securities, and

- real estate.

Our equity investments in climate solutions projects are operated by various renewable energy companies or by joint ventures in which we participate. These transactions allow us to participate in the cash flows associated with these projects, typically on a priority basis. Our debt investments in various renewable energy or other sustainable infrastructure projects or portfolios of projects are generally secured by the installed improvements, or other real estate rights. Our energy efficiency debt investments are usually assigned the payment stream from the project savings and other contractual rights, often using our pre-existing master purchase agreements with the ESCOs. We also own, both directly and through equity investments, land that is leased under long-term agreements to renewable energy projects where our investment returns are typically senior to most project costs, debt, and equity.

We often make investments where we hold a preferred or mezzanine position in a project company where we are subordinated to project debt and/or preferred forms of equity. Investing greater than 10% of our assets in any investment requires the approval of a majority of our independent directors. We may adjust the mix and duration of our assets over time in order to allow us to manage various aspects of our Portfolio, including expected risk-adjusted returns, macroeconomic conditions, liquidity, availability of adequate financing for our assets, and our exemption from registration as an investment company under the 1940 Act.

As of December 31, 2023, our Portfolio consisted of over 520 investments, with approximately 48% of our Portfolio invested in BTM assets, approximately 37% invested in GC assets, and approximately 15% invested in FTN investments. The mix of our Portfolio is expected to vary over time, as we seek to manage the diversity of our Portfolio by, among other factors, project type, project operator, type of investment, type of technology, transaction size, geography, obligor, and maturity.

As part of our investment process, we calculate the ratio of the estimated first year of metric tons of carbon emissions avoided by our investments divided by the capital invested to quantify the carbon impact of our investments. In this calculation, which we refer to as CarbonCount, we use emissions factor data, expressed on a CO_2 equivalent basis, representing the locational marginal emissions associated with a project to determine an estimate of a project's energy production or savings to compute an estimate of metric tons of carbon emissions avoided. We estimate that our investments originated in 2023 will avoid annual carbon emissions by over 760 thousand metric tons, equating to a CarbonCount of 0.33. In addition to carbon emissions avoidance, we also consider other environmental attributes, such as water use reduction, stormwater remediation benefits and stream restoration benefits.

We believe that our long history of climate solutions investing, the experience, expertise and relationships of our management team, the anticipated credit strength of the obligors or investees involved in our investments and the size and growth potential of our market, position us well to capitalize on our strategy.

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations, for additional discussion on the performance of our Portfolio.

Financing Strategy

We believe we have available a broad range of financing sources as part of our strategy to fund our investments. We may finance our investments through the use of cash on hand, debt which may be either recourse or non-recourse and either fixed-rate or floating-rate, or equity, and may also finance such transactions through the use of off- balance sheet securitizations or syndication structures. When issuing debt, we generally provide the estimated carbon emission savingsusing CarbonCount. In addition, certain of our debt issuances meet the environmental eligibility criteria for green bonds as defined by the International Capital Markets Association's Green Bond Principles, which we believe makes our debt more attractive for certain investors compared to such offerings that do not qualify under these principles. We may also consider the use of special purpose entities or funds in which outside investors participate to allow us to expand the investments that we make or to manage our Portfolio diversification.

The decision on how we finance our business is largely driven by our target capital structure, and by market conditions including the overall interest rate environment, prevailing credit spreads and the terms of available financing. During periods of market disruption, certain sources of financing may be less accessible than others which may impact our financing decisions. Over time, as market conditions change, we may use other forms of financial leverage in addition to these financing arrangements. Although we are not restricted by any regulatory requirements as to the type or amount of financial leverage we may use, our Board has established a target limit of our leverage ratio, defined as the ratio of debt to equity, of at or below 2.5 to 1, and a target range for our percentage of fixed rate debt to total debt of between 75% and 100%, allowing for percentages as low as 70% on a short term basis if we intend to repay or swap floating rate borrowings in the near term. See additional discussion in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity

and Capital Resources" regarding our ongoing evaluation of our leverage limits and fixed-rate debt targets.

In our off-balance sheet financings, we transfer all or a portion of an investment to a securitization trust in exchange for cash and/ or residual interests in the trust, and in some cases, ongoing fees. The availability of securitization counterparties has remained high throughout various market cycles due to investor demand for high credit quality, long-term climate-positive investments. We may arrange such securitizations of loans or other assets prior to originating the transaction and thus avoid exposure to credit spread, interest rate and funding risks. We also typically manage and service these assets in exchange for fees. We may also use other funds or structures where institutional investors purchase all or a portion of the economics of the transaction and where we may receive upfront or ongoing fees for managing the assets. We periodically provide other services, including arranging financings that are held on the balance sheets of other investors and advising various companies with respect to structuring investments.

Refer to Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources, for additional discussion on our financings and our ratios and Item 8. Financial Statements and Supplementary Data, Notes 5, 7 and 8 to our financial statements for further information on the types and amounts of our financing activities.

Human Capital Strategy

An emphasis on a durable social fabric, including engaged, collaborative, and fairly compensated staff, is an important factor in our financial success. Our culture is focused on hiring and retaining highly talented employees with diverse perspectives and empowering them to create value for our stockholders, and our success is dependent on employee understanding of and investment in their role in that value creation. Our employees are responsible for upholding our vision, purpose, and values.

It is important to us that our employees are engaged in our mission of sustainability because we believe engagement improves their performance, as well as our employee recruitment and retention. Our chief executive officer periodically leads employee meetings intended to reinforce the importance of sustainability and regularly meets with small groups of employees to receive their feedback on our business. We also meet no less than quarterly as a Company to provide information to employees on our mission, strategic planning and financial results. We continuously evaluate our employees' level of engagement through in-person or remote meetings that include asking open-ended questions and through formal surveys or similar tools administered on a periodic basis.

We adhere to a blended learning approach with the understanding that our people learn from experiences (on the job and in life), from other people (mentors or supportive managers), and from formal learning and training programs. We acknowledge that learning is highly individualized and needs to be offered in a way that is most conducive to a specific learner's needs. We run a periodic education series that includes internal and external speakers presenting topics of interest that are relevant to our employees. We provide multiple

learning solutions that cover a wide range of areas such as diversity, equity, and inclusion training, leadership skills, financial knowledge, technology training, and presentation skills. We also support the pursuit of advanced certifications and degrees in areas including business, science and engineering, and liberal and fine arts and employ formal and informal coaching arrangements.

We care about our employees' employment experience and recognize them as individuals who are motivated in different ways. Managers hold performance conversations with their employees on a periodic basis to ensure they receive the performance feedback they deserve, and to allow managers to obtain insight into how to support the development of their staff, and to ensure that performance expectations are clear and aligned with the overarching objectives of the Company. We also provide continuous dialogue in between these formal touchpoints.

We believe we provide attractive benefits that promote the health of our employees and their families and design compelling job opportunities, aligned with our mission, in an energizing work environment. We also encourage our employees to continue to develop in their careers, including by obtaining advanced degrees or professional certifications. We compensate our employees according to our fair remuneration policies and believe in paying for performance. Therefore, employees typically receive a portion of their compensation in the form of annual bonuses as well as equity grants which are both tied in part to the Company's financial performance. In addition to competitive base salaries, cash bonuses, and equity participation for most employees, we are committed to continuously evaluating and ensuring the competitiveness of our benefits offerings so that we meet the various needs of our employees and their families. Despite a healthcare environment that is facing rising costs, we continue to pay substantially all of the cost of our employees' healthcare insurance. Further, in addition to what we believe to be market total rewards benefits, we provide additional benefits, such as on-site seasonal vaccination clinics, back-up childcare solutions, and a tuition reimbursement program.

We take a values-driven, broad view of diversity, equity, and inclusion. We believe that fostering an internal climate that is supportive and allows people of all backgrounds to flourish lends itself to the highest levels of company performance and facilitates the attraction and retention of best-in-class talent. We also believe it is inherently the right way to conduct business. We support an innovative, creative culture where people can bring their best and most authentic selves to work. Employees who hold divergent opinions are encouraged to voice their views. We track and report internally on key talent metrics including workforce demographics, critical role pipeline data, diversity data, and engagement and inclusion indices.

Decisions regarding staffing, selection, and promotions are made on the basis of individual qualifications related to the requirements of the position. We are committed to identifying and developing the next generation of leaders. We endeavor to select qualified individuals from a diverse pool of candidates derived from broad outreach efforts when we are recruiting. We are committed to the sourcing and/or promotion of highly-qualified women, people of color and other under-represented groups for management and Board positions. To better support our female and underrepresented employees in their onboarding, training, development and progression within the Company, we have established a mentorship program where certain members of our Board mentor female employees who are developing managers.

Our policy is "equal pay for equal work" in compliance with applicable state law. Compensation for our employees is based upon experience, seniority, educational attainment, and individual contribution and company performance against goals.

As of December 31, 2023, we employed 139 people. We intend to hire additional business professionals as needed to assist in the implementation of our business strategy. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations – Human Capital Metrics" for discussion of metrics related to our Human Capital Strategy.

Sustainability, Impact and Corporate Governance

We own and invest in a diversified portfolio of climate solutions projects focused on reducing or mitigating the impacts of climate change. Under the direction of our chief executive officer and the Board, we are focused on achieving a high level of environmental and social responsibility and strong corporate governance. The Nominating, Governance and Corporate Responsibility Committee of our Board is responsible for our oversight of sustainability, impact, and governance matters, including related policies and communications. Additionally, we have a committee of employees from across our organization that is focused on implementing sustainability and impact strategies and policies and reports directly to our chief executive officer. Annually we publish a report that illustrates our progress on these matters.

Environmental Responsibility. Our business and business strategy are focused on addressing climate change, in part through the reduction of carbon emissions that have been scientifically linked to climate change. As described under "Investment Strategy", we quantify the carbon impact of each of our investments. In addition, we operate our business in a manner intended to reduce our own environmental impact, including by purchasing carbon offsets to mitigate the impact of our office operations, encouraging recycling and composting, and offering clean transportation employee incentives for electric and hybrid vehicles. We have also adopted policies focused on minimizing the environmental impact of our operations.

Through our membership in the Net Zero Asset Managers Initiative, we are pleased to participate in the Glasgow Financial Alliance for Net Zero, which brings the financial sector together to accelerate

a shared commitment to decarbonizing the global economy. In 2021, we established targets for our transition to net-zero carbon emissions by 2050 using the foundational framework developed by the Science Based Targets Initiative. We have since validated a net-zero target with the Net Zero Asset Managers Alliance, which commits us to achieving net zero carbon intensity for our financed emissions by 2050.

We are a signatory to the United Nations Global Compact, an initiative focused on responsible business practices related to human rights, labor, the environment and anti- corruption. We participate in a number of initiatives and coalitions that share our commitment to climate action, corporate sustainability, climate-risk disclosure and reporting, and the expansion of clean energy including the United Nations-supported Principles for Responsible Investment, the United Nations Global Compact campaign entitled Business Ambition for 1.5°, and the reporting framework established by an international consortium of business and environmental NGOs referred to as the Climate Disclosure Standards Board.

Social Responsibility. We recognize that the effects of pollution, environmental degradation, increased climate-fueled extreme weather events, and the economic transition away from fossil fuels fall most heavily on marginalized communities in our society, especially communities of color. We know that the effects of climate change are already disproportionately impacting disadvantaged communities, and these adverse outcomes will be exacerbated if we do not eliminate harmful greenhouse gas emissions. Equally so, we acknowledge the legacy of discriminatory policies in creating and perpetuating this imbalance.

We believe in every person's inherent worth and dignity and that we should all have access to clean water, clean air, healthy food, resilient and reliable shelter and energy, and good paying jobs. We believe these disparities must be addressed while society works to accelerate the transition to a net-zero economy, both here in the United States and across the globe.

We are determined to incorporate these ideals and actions across our entire business, including in our process for underwriting investments, our engagement with business partners, our human capital strategy, philanthropy, and policy advocacy efforts. We established the HASI Foundation to provide cash and in-kind support to programs which provide climate solutions investments and career opportunities for those from historically underrepresented communities, as well as organizations across our local region that seek to strengthen the social fabric and promote economic and climate resiliency.

Corporate Governance. We are focused on achieving best-in-class corporate governance practices to help ensure that our team will operate in a manner consistent with our organizational mission and deliver attractive risk-adjusted returns. Our corporate governance philosophy is based on maintaining a close alignment of our interests with those of our stakeholders. Notable features of our corporate governance structure include the following:

- our Corporate Governance Guidelines provide for a majority vote policy for the election of directors pursuant to which any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall promptly tender his or her resignation to our Board for their consideration to accept or reject such resignation;

- our Board is not staggered, with each of our directors subject to re-election annually;

- our Board has determined that nine of our eleven directors are independent for purposes of the New York Stock Exchange ("NYSE") corporate governance listing standards and Rule 10A-3 under the Exchange Act;

- we have a lead independent director of the Board that convenes and chairs executive sessions of the independent directors to discuss certain matters without management or the chairman present;

- we have separated the executive chairman and chief executive officer roles as discussed in Item 9B of this Form 10-K;

- three of our directors qualify as an "audit committee financial expert" as defined by the Securities and Exchange Commission (the "SEC");

- four of our directors (including our lead independent director) are women and two of our directors are people of underrepresented ethnicity constituting 36% and 18% respectively, of our Board in furtherance of our board diversity policy;

- a target retirement age of 75 has been established for our directors;

- we have an active stockholder outreach program, including providing stockholders the right to vote on an advisory basis on the fairness of the remuneration of executives;

- our Board members and named executive officers are required to maintain certain levels of stock ownership in our company ranging between three and six times their base salary or retainer, depending on position;

- we have a Clawback Policy that provides for the possible recoupment of performance or incentive-based compensation in the event of an accounting restatement due to material noncompliance by us with any financial reporting requirements under the securities laws (other than due to a change in applicable accounting methods, rules or interpretations);

- we have opted out of the control share acquisition statute in the Maryland General Corporations Law (the "MGCL");

- stockholders have the ability to amend the Company's bylaws by the affirmative vote of the holders of a majority of the outstanding shares of our common stock pursuant to a binding proposal submitted by a stockholder; and

- we have exempted from the business combinations statute in the MGCL transactions that are approved by our Board (including a majority of our directors who are not affiliates or associates of the acquiring person).

In order to foster the highest standards of ethics and conduct in all business relationships, we have adopted a Code of Business Conduct and Ethics policy (the "Code of Conduct"). This policy covers a wide range of business practices and procedures and applies to our officers, directors, employees, agents, representatives, and consultants. In addition, we have implemented whistleblowing procedures designed to facilitate the report of accounting and auditing matters as well as Code of Conduct matters (the "Whistleblower Policy") that sets forth procedures by which any Covered Persons (as defined in the Whistleblower Policy) may report, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with our Audit Committee as well as any potential Code of Conduct or ethics violations with our Nominating, Governance and Corporate Responsibility Committee or our Chief Legal Officer.

We have adopted a Statement of Corporate Policy Regarding Equity Transactions that governs the process to be followed in the purchase or sale of our securities by any of our directors, officers, employees and consultants and prohibits any such persons from buying or selling our securities on the basis of material nonpublic information, and also prohibits our directors and officers from hedging equity securities of the Company, holding such securities in a margin account or pledging such securities as collateral for a loan. We review all of these policies on a periodic basis with our employees.

Our business is managed by our leadership team, subject to the supervision and oversight of our Board. Our directors stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications.

We believe in transparent reporting relating to sustainability and impact matters because we believe such reporting improves the understanding of our financial results. As discussed in the "Investment Strategy" section above, we quantify the environmental impact of every transaction we execute through the application of CarbonCount. Our 2023 CarbonCount and avoided emissions for investments originated in 2023 can be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Environmental Metrics".

We continue to implement the TCFD recommendations, and the recommended disclosures are located in this filing as follows;

- Governance - "Environmental and Social Responsibility and Corporate Governance",

- Strategy - "Investment Strategy"

- Risk Management - "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors

Impacting our Operating Results — Impact of climate of climate change on our future operations (Scenario Analysis)" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk — Risk Management", and

- Metrics and Targets - "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations - Environmental Metrics".

In addition to the above environmental reporting initiatives, in 2022, we reported our corporate emissions under PCAF, a global financial industry-led partnership to implement a consistent and transparent disclosure framework to report carbon emissions and avoided emissions resulting from financed assets. We also disclose metrics related to our Human Capital Strategy. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Human Capital Metrics". When issuing debt, we generally provide the estimated carbon emission savingsusing CarbonCount, and in some instances are able to achieve better borrowing rates by achieving certain CarbonCount scores. Certain of our debt issuances have been evaluated to determine that they meet the environmental eligibility criteria for green bonds as defined by the International Capital Markets Association's Green Bond Principles.

Competition

We compete against a number of parties, including banks, private equity, hedge or infrastructure investment funds, insurance companies, mutual funds, institutional investors, investment banking firms, specialty finance companies, utilities, independent power producers, project developers, pension funds, governmental bodies, private credit platforms, green banks, and public entities established to own infrastructure assets and other entities.

We compete primarily on the basis of service, price, structure and flexibility as well as the breadth and depth of our expertise. We may at times compete and at other times partner or work as a participant with alternative financing sources. The opportunities in alternative investment and increasing investor acceptance of the climate solutions market has increased the level of competition we

experience. We may also encounter competition in the form of potential customers or our origination partners electing to use their own capital rather than engaging us as an outside capital provider. In addition, we may also face competition based on technological developments that reduce demand for electricity, increase power supplies through existing infrastructure or that otherwise compete with climate solutions projects in which we have invested. We believe that a significant part of our competitive advantage is our management team's experience and industry expertise.

For additional information concerning these competitive risks, see "Item 1A. Risk Factors—We operate in a competitive market, which may impact the terms of the investments we make."

Information About Our Executive Officers and Other Leadership Team Personnel

Our executive officers and other leadership team personnel and their biographies are provided below.

Jeffrey A. Lipson, 56, has served as president and our chief executive officer since 2023. Prior to becoming chief executive officer, Mr. Lipson served as an executive vice president and our chief operating officer since 2021 and as our chief financial officer since 2019. Previously, Mr. Lipson was president and chief executive officer and director of Congressional Bancshares and its subsidiary Congressional Bank (now Forbright Bank). Mr. Lipson has also been a senior vice president and the treasurer of CapitalSource Inc. and its subsidiary CapitalSource Bank and a senior vice president, Corporate Treasury, at Bank of America and its predecessor

FleetBoston Financial. Mr. Lipson received a Bachelor of Science degree in Economics from Pennsylvania State University in 1989 and a Master of Business Administration in Finance from New York University's Leonard N. Stern School of Business in 1993.

Marc T. Pangburn, 38, has served as an executive vice president and our chief financial officer since 2023, and prior to that served as a co-chief investment officer from 2021 to 2023. Mr. Pangburn joined the Company in 2013 and previously served as a managing director until 2021. Prior to joining the Company, Mr. Pangburn worked at MP2 Capital, a solar development and financing company, where he was responsible for structuring the firm's transactions, and worked in the private capital group at New York Life Investments, focusing on utilities, energy and infrastructure debt and equity investments. Mr. Pangburn is a member of the President's Council at Ceres, a non-profit sustainability advocacy organization. Mr. Pangburn received his Bachelor of Arts degree in economics from Drew University.

Susan D. Nickey, 63, has served as an executive vice president and our chief client officer since 2021. Ms. Nickey previously served as a managing director from 2014 to 2021. Ms. Nickey is responsible for leading business development and managing client relationships. Ms. Nickey currently serves as chair on the board of directors of the American Clean Power Association. Previously, she founded and served as CEO of Threshold Power. Ms. Nickey received a Bachelor of Business Administration from the University of Notre Dame and a Master of Science in Foreign Service from Georgetown University.

Nathaniel J. Rose, CFA, 46, has served as executive vice president since 2015 and as a chief investment officer beginning in 2017 and also from 2013 to 2015. Previously, Mr. Rose served as our chief operating officer from 2015 to 2017 and has been with the Company and its predecessor since 2000. Mr. Rose has been involved with a vast majority of our transactions since 2000. Mr. Rose received a joint Bachelor of Science and Bachelor of Arts degree from the University of Richmond in 2000 and a Master of Business Administration degree from the Darden School of Business Administration at the University of Virginia in 2009. Mr. Rose is a CFA charter holder and has passed the CPA examination. He holds a Series 63 and 79 securities licenses.

Richard R. Santoroski, 59, has served as executive vice president and a head of portfolio management since October 2021, previously serving as chief analytics officer since January 2021 after joining the Company in 2020 as a managing director. Mr. Santoroski is responsible for integrating analytics across portfolio, investment, and risk-related decisions. Previously, Mr. Santorski served as co-founder and managing partner of Wye Holdings from 2017 to 2020. From 2012 to 2016, he served as co-founder and managing director of American Capital Energy and Infrastructure (ACEI), an emerging markets investor in power generation projects across Africa, Asia, Latin America, and the Middle East. Prior to ACEI, Mr. Santoroski served as executive vice president, chief risk officer, and head of corporate mergers, acquisitions & development of The AES Corporation. Prior to joining AES, he worked for several years at New York State Electric and Gas as an engineer and energy trader. Mr. Santoroski received a Bachelor of Science degree in electrical engineering from Pennsylvania State University as well as a Master of Science degree in electrical engineering and a Master of Business Administration degree from Syracuse University.

Steven L. Chuslo, 66, has served as an executive vice president and our general counsel and secretary since 2013 and our chief legal officer since 2021. Previously, Mr. Chuslo has served with the predecessor of the Company as general counsel and secretary since 2008. Mr. Chuslo is responsible for governance support to the Board and management and oversees the Company's legal resources

in its investment and portfolio management activities. Mr. Chuslo has more than 30 years of experience in the fields of securities, commercial and project finance, energy project development, and U.S. federal regulation. Mr. Chuslo received a Bachelor of Arts degree in History from the University of Massachusetts/Amherst and a Juris Doctorate from the Georgetown University Law Center.

Katherine McGregor Dent, 51, has served as our senior vice president and chief human resources officer since April 2020, focusing on culture, strategy, and organizational development. Previously, Ms. Dent served as vice president, deputy general counsel, and assistant secretary from 2003 to 2020, where she played a key role in structuring, developing, negotiating, and closing billions of dollars of transactions for the Company. Ms. Dent received a Bachelor of Arts in English from Niagara University and a Juris Doctor from the University at Buffalo School of Law. Ms. Dent serves on the board of directors for the YWCA of Annapolis and Anne Arundel County.

Daniel K. McMahon, CFA, 52, has served us as an executive vice president since 2015 and is the head of our syndication group. He has been with the Company and its predecessor since 2000 in a variety of roles, including as a senior vice president from 2007 to 2015. He has played a role in analyzing, negotiating, structuring, and managing several billion dollars of transactions. Mr. McMahon received a Bachelor of Arts degree from the University of California, San Diego in 1993, and is a CFA charter holder. He holds Series 24, 63 and 79 securities licenses.

Charles W. Melko, CPA, 43, has served as a senior vice president and our chief accounting officer since 2017 and as our treasurer since January 2021. He joined the Company in 2016 as a senior vice president and controller and has since been responsible for leading the Company's accounting and financial reporting function. In his treasurer role, he is involved in the Company's cash management and related capital markets activities. Previously, Mr. Melko served in a number of roles at PricewaterhouseCoopers LLP, including as a senior manager in the National Professional Services Group where he focused on complex financial instruments accounting issues for energy clients. Mr. Melko received a Bachelor of Science degree in Accountancy, a Master of Business Administration degree and a Master of Science degree in Accountancy from Wheeling Jesuit University. Mr. Melko holds a CPA license in West Virginia and Maryland and is also a Certified Treasury Professional (CTP).

Amanuel Haile-Mariam, 44, has served as a managing director since joining the Company in 2021 and is responsible for the Company's structured investments in Grid- Connected renewable energy markets. Prior to joining the Company, Mr. Haile-Mariam worked at GE Energy Financial Services for 15 years, most recently as Managing Director - Head of Capital Advisory and Portolio, Americas leading the execution, asset management, capital raise and divestment of energy infrastructure projects. Prior to joining GE Energy Financial Services, Mr. Haile-Mariam worked at GE Corporate Audit Staff, conducting financial audits, leading simplification and operational excellence projects. Mr. Haile-Mariam received his Bachelor of Science degree in accounting and Master of Business Administration in finance from the University of Connecticut.

Annmarie Reynolds, 54, has served as a managing director since joining the Company in 2022 and is responsible for building and growing the Company's investment in markets beyond current asset classes. Prior to joining the Company, Ms. Reynolds worked at The AES Corporation for 22 years serving in several senior roles including chief customer officer from 2019 to 2022, chief commercial officer – US and Eurasia from 2018 to 2019, and prior to that as chief risk officer and managing director climate solutions. Prior to joining The AES Corporation, Ms. Reynolds worked several years at New York State Electric and Gas as an energy trader and engineer. Ms. Reynolds received her Bachelor of Science degree in Mechanical Engineering from Rutgers University, The State University of New Jersey.

Daniela Shapiro, 49, joined the Company as managing director in 2022 and is responsible for growing the Company's investments in Behind-the-Meter opportunities and expanding solutions for broader onsite and as-a-service offerings. Ms. Shapiro has over 20 years of energy industry experience. Prior to joining the Company, Ms. Shapiro was the chief financial officer for Guzman Energy and held various other executive positions, including at SoCore/ENGIE. Prior to this, Ms. Shapiro worked in the banking industry for 10 years, where she was responsible for deploying capital in energy and infrastructure assets, including tax equity investments in renewable energy projects. Ms. Shapiro received her Bachelor of Science degree in Electrical Engineering from UNIFEI in Brazil, and her Master of Business Administration degree from Northwestern University's Kellogg School of Management.

Viral Amin, 52, joined the Company as a senior vice president in 2023, and leads the on-balance sheet portfolio management group. Prior to joining the Company, Mr. Amin served in a number of roles at DTE Energy, including its vice president of business development, strategy, and mergers and acquisitions of the unregulated portfolio company from 2018 to 2023. While at DTE, Mr. Amin held multiple commercial and strategic roles in the utility and non-utility businesses, and ultimately became responsible for the unregulated company's investment activities overseeing its growth through sourcing, diligence, and execution of new projects in renewable and industrial energy. Prior to joining DTE, Mr. Amin worked for several years at Ford Motor Co. and Visteon Corporation as an engineer. Mr. Amin holds a Bachelor of Science degree and a Master of Science degree in electrical engineering from the University of Michigan, as well as a Master of Business Administration degree from the University of Michigan's Ross School of Business.

Available Information

We maintain a website at www.hasi.com. Information on our website is not incorporated by reference in this Form 10-K. We will make available, free of charge, on our website (a) our Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information (collectively, "Company Documents") filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Director Independence Standards, (d) Code of Business Conduct and Ethics policy and (e) written charters of the Audit Committee, Compensation Committee, Nominating, Governance and Corporate Responsibility Committee and Finance and Risk Committee of our Board. Company Documents filed with, or furnished to, the SEC are also available for review by the public at the SEC's website at www.sec.gov. We provide copies of our Corporate Governance Guidelines and Code of Business Conduct and Ethics policy, free of charge, to stockholders who request such documents. Requests should be directed to Investor Relations, One Park Place, Suite 200, Annapolis, Maryland 21401, (410) 571-9860.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect our business, financial condition, consolidated results of operations and ability to make distributions to stockholders and could cause the value of our capital stock to decline. We may refer to the energy efficiency, renewable energy and the other sustainable infrastructure projects or market collectively as climate solutions projects or the industry. Please also refer to the sections entitled "Forward-Looking Statements" and "Risk Factor Summary".

Risks Related to Our Business and Our Industry

Our business depends in part on U.S. federal, state and local government policies, and a decline in the level of government support could harm our business.

The projects in which we invest typically depend in part on various U.S. federal, state or local governmental policies and incentives that support or enhance project economic feasibility. Such policies may include governmental initiatives, laws and regulations designed to reduce energy usage and impact the use of renewable energy or the investment in and the use of climate solutions, including the Infrastructure Investment and Jobs Act and the Inflation Reduction Act.

U.S. federal policies and incentives include, for example, tax credits, tax deductions, bonus depreciation, federal grants and loan guarantees and energy market regulations. State and local governments policies and incentives include, for example, renewable portfolio standards ("RPS"), feed-in tariffs, other tariffs, tax incentives and other cash and non-cash payments.

Governmental agencies, commercial entities and developers of climate solutions projects frequently depend on these policies and incentives to help defray the costs associated with, and to finance, various projects. Government regulations also impact the terms of third-party financing provided to support these projects, including through energy savings performance contracts. If any of these government policies, incentives or regulations are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates, or there is a negative impact from the recent federal law changes or proposals, the operating results of the projects we finance and the demand for, and the returns available from, the investments we make may decline, which could harm our business.

U.S. federal, state and local government entities are major participants in, and regulators of, the energy industry, and their actions could be adverse to our project companies or our company.

The projects we invest in are subject to substantial regulation by U.S. federal, state and local governmental agencies. For example, many projects require government permits, licenses, concessions, leases or contracts. Government entities, due to the wide-ranging scope of their authority, have significant leverage in setting their contractual and regulatory relationships with third parties. In addition, government permits, licenses, concessions, leases and contracts are generally very complex, which may result in periods of non-compliance, or disputes over interpretation or enforceability. If the projects in which we invest fail to obtain or comply with applicable regulations, permits, or contractual obligations, they could be prevented from being constructed or subjected to monetary penalties or loss of operational rights, which could negatively impact project operating results and the returns on our assets. In addition, government counterparties also may have the discretion to change or increase regulation of project operations, or implement laws or regulations affecting project operations, separate from any contractual rights they may have. These actions could adversely impact the efficient and profitable operation of the projects in which we invest.

Contracts with government counterparties that support the projects in which we invest may be more favorable to the government counterparties compared to commercial contracts with private parties. For example, a lease, concession or general service contract may enable the government to modify or terminate the contract without requiring the payment of adequate compensation. Typically, our contracts with government counterparties contain termination provisions including prepayment amounts. In most cases, the prepayment amounts provide us with amounts sufficient

to repay the financing we have provided but may be less than amounts that would be payable under "make whole" provisions customarily found in commercial lending arrangements.

Government entities may also suspend or debar contractors from doing business with the government or pursue various criminal or civil remedies under various government contract regulations. They may also issue new government contracts or fail to extend existing government contracts. Our ability to originate new assets could be adversely affected if one or more of the ESCOs or other origination sources with whom we have relationships are suspended or debarred or fail to win new, or renew existing, contracts.

If the cost of energy generated by traditional sources of energy continues to stay low or further declines from present levels, demand for the projects in which we invest may decline.

Many traditional sources of energy such as coal, petroleum-based fuels and natural gas can be influenced by the price of underlying or substitute commodities. Such prices, which have decreased and may continue to decrease, may reduce the demand for energy efficiency projects or other projects, including renewable energy facilities, that do not rely on fossil fuel energy sources. For example, low natural gas prices may reduce the demand for projects like renewable energy that can substitute for natural gas. Low natural gas prices also typically adversely affect both the price available to renewable energy projects under future power sale agreements and the price of the electricity the projects sell on either a forward or a spot-market basis. Further, as has occurred in the past, technological progress in electricity generation, storage or in the production of traditional fuels or the discovery of large new deposits of traditional fuels could reduce the cost of energy generated from those sources and consequently reduce the demand for the types of projects in which we invest, which could harm our new business origination prospects as well as the value of our existing Portfolio. In addition, volatility in commodity prices, including energy prices, may cause building owners and other parties to be reluctant to commit to projects for which repayment is based upon a fixed monetary value for energy savings that would not decline if the price of energy declines. Any resulting decline in demand for our investments or the price that industry participants receive for the sale of fossil fuel could adversely impact our operating results.

If the market for various types of climate solutions projects or the investment techniques related to such projects do not develop as we anticipate, new business generation in this target area may be adversely impacted.

The market for various types of climate solutions projects is emerging and rapidly evolving, leaving their future success uncertain. If some or all market segments or investing techniques prove unsuitable for widespread commercial deployment or if demand for such projects or techniques fail to grow sufficiently, the demand for our capital may decline or develop more slowly than we anticipate. Many factors will influence the widespread adoption and demand for such projects and investing techniques, including general and local economic conditions, commodity prices of fossil fuel energy sources, the cost and availability of energy storage, the cost-effectiveness of various projects and techniques, performance and reliability of such technologies compared to conventional power sources and technologies, and the extent of government subsidies and regulatory developments. Any changes in the markets, products, technologies, financing techniques, or the regulatory environment could adversely impact the demand or financial performance for such projects and our investments.

Some projects in which we invest rely on net metering and related policies to improve project economics which if reduced could impact repayment of our investments or the return on our assets.

There has been a nationwide increase in distributed generation which has prompted discussions among policy makers and regulators regarding ways to both better integrate distributed energy resources into the electric grid and how to compensate distributed generators. Many states have a regulatory policy known as net energy metering, or net metering. Net metering typically allows some project customers to interconnect their on-site solar or other renewable energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility's retail rate for the amount of energy in excess of their electric usage that is generated by their renewable energy system and is exported to the grid. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Net metering policies are under review or have been limited or amended in a number of states. The ability and willingness of customers to pay for renewable energy systems that benefit from net metering rules may be reduced if net metering rules are eliminated or their benefits reduced, which may also impact our returns on such systems.

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of renewable energy and energy efficiency systems that may significantly reduce demand for systems and projects in which we invest or may adversely affect the profitability of such projects.

Federal, state and local government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In the United States,

governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing energy efficiency and renewable energy systems. For example, Federal Energy Regulatory Commission ("FERC") recently conducted its own review of grid resiliency and the functioning of electricity markets and has made, and could continue to make, changes to policies and regulations related to the function of the electricity markets and grid resiliency which may negatively impact the use of renewable energy or encourage the use of fossil fuel energy over renewable energy. This could result in a significant reduction in the potential demand for such systems. Utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. In addition, there is an increasing trend towards initiating or increasing fixed fees for users to have electricity service from a utility. These fees could increase our customers' cost to use energy efficiency and renewable energy systems not supplied by the utility and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce competitiveness and cause a significant reduction in demand for systems in which we invest.

Further, certain climate solutions projects in which we invest may be "qualifying facilities" that are exempt from rate regulation as public utilities by FERC under the Federal Power Act, (the "FPA"). FERC regulations under the FPA confer upon these qualifying facilities key rights to interconnection with local utilities and can entitle such facilities to enter into PPAs with local utilities, from which the qualifying facilities benefit. Changes to these U.S. federal laws and regulations could increase the regulatory burdens and costs and could reduce the revenue of the project. In addition, modifications to the pricing policies of utilities could require climate solutions projects to achieve lower prices in order to compete with the price of electricity from the electric grid and may reduce the economic attractiveness of certain energy efficiency measures. To the extent that the projects in which we invest are subject to rate regulation, the project owners will be required to obtain FERC acceptance of their rate schedules for wholesale sales of energy, capacity and ancillary services. Any adverse changes in the rates project owners are permitted to charge could negatively impact the repayment of our investments, or the return on our assets.

In addition, the operation of, and electrical interconnection for, our climate solutions projects may be subject to U.S. federal, state or local interconnection and federal reliability standards, some of which are set forth in utility tariffs. These standards and tariffs specify rules, business practices and economic terms to which the projects in which we invest are subject and that may impact a project's ability to deliver the electricity it produces or transports to its end customer. The tariffs are drafted by the utilities and approved by the utilities' state and U.S. federal regulatory commissions. These standards and tariffs change frequently and it is possible that future changes will increase our administrative burden or adversely affect the terms and conditions under which the projects render services to their customers.

Under certain circumstances, we may also be subject to the reliability standards of the North American Electric Reliability Corporation. If project owners fail to comply with the mandatory reliability standards, they could be subject to sanctions, including substantial monetary penalties, which could also raise credit risks for, or lower the returns available from, the project companies in which we invest.

These various regulations may also limit the transferability or sale of renewable energy projects and any such limits could negatively impact our returns from such projects.

We are subject to risks related to our sustainability and governance activities and disclosures.

Our sustainability and governance strategy and practices and the level of transparency with which we are approaching them are foundational to our business and expose us to several risks, including:

- that we may fail or be unable to fully achieve one or more of our sustainability and governance goals due to a range of factors within or beyond our control, or that we may adjust or modify our goals in light of new information, adjusted projections, or a change in business strategy, which could negatively impact our reputation and our business;

- that a failure to or perception of a failure to disclose metrics and set goals that are rigorous enough or in an acceptable format, a failure to appropriately manage selection of goals, a failure to or perception of a failure to make appropriate disclosures, stockholder perception of a failure to prioritize the "correct" sustainability and governance goals, or an unfavorable sustainability and governance-related rating by a third party, that could negatively impact our reputation and our business;

- that certain data we utilize in our CarbonCount or similar metric calculations is prepared by third parties or receives limited assurance from and/or verification by third parties and may undergo a less rigorous review process than assurance sought in connection with more traditional audits and such review process may not identify errors and may not protect us from potential liability under the securities laws, and, if errors are identified our reputation and our business could be negatively impacted and if we were to seek more extensive assurance or attestation with respect to such sustainability and governance metrics, we may be unable to obtain such assurance or attestation or may face increased costs related to obtaining and/or maintaining such assurance or attestation;

- that the governance, social, or sustainability standards, norms, or metrics, which are constantly evolving, change in a manner that impacts us negatively or requires us to change the content or manner of our disclosures, and our stockholders or third parties view such changes negatively, we are unable to adequately explain such changes, or we are required to expend significant resources to update our disclosures, any of which could negatively impact our reputation and our business; and

- that our business could be negatively impacted if any of our disclosures, including our CarbonCount or similar metrics, reporting to third-party standards, or reporting against our goals, are inaccurate, perceived to be inaccurate, or alleged to be inaccurate.

We operate in a competitive market, which may impact the terms of our investments.

We compete against a number of parties who may provide alternatives to our investments including, among others, a wide variety of financial institutions, government entities and energy industry participants. Increasing investor acceptance of the climate solutions market increased the level of competition we experience, and we expect supportive government policies and initiatives to further increase competition in the markets in which we invest. We also encounter competition in the form of potential customers or our origination partners electing to use their own capital rather than engaging an outside provider such as us. In addition, we also face competition based on technological developments that reduce demand for electricity, increase power supplies through existing infrastructure or that otherwise compete with our climate solutions projects. Some of our competitors are significantly larger than we are, have access to greater capital and other resources than we do and may have other advantages over us. In addition, some of our competitors have higher risk tolerances or different risk assessments, which allow those competitors to consider a wider variety of investments and establish more relationships than we can. Further, many of our competitors are not subject to the operating constraints associated with maintenance of an exemption from the 1940 Act. These characteristics could allow our competitors to consider a wider variety of opportunities, establish more relationships and offer better pricing and more flexible structuring than we can offer. We may lose business opportunities if we do not match our competitors' pricing, terms and structure. If we match our competitors' pricing, terms and structure, we may not be able to achieve acceptable risk-adjusted returns on our assets or we may be forced to bear greater risks of loss. The increase in the number or the size of our competitors in this market has resulted, and could continue to result, in less attractive terms on our investments or the need to accept a higher level of risks associated with our investments. As a result, competitive pressures we face could have a material adverse effect on our business, financial condition and results of operations.

A change in the fiscal health, level of appropriations or budgets of U.S. federal, state and local governments could reduce demand for our investments.

Although our energy efficiency investments do not normally require additional governmental appropriations to cover repayment due to the energy and operating savings derived from the newly installed equipment and systems, a significant decline in the fiscal health, level of appropriations or budgets of government customers may make it difficult for them to remain current on existing payment obligations or undesirable to enter into new energy efficiency improvement projects. Alternatively, some government entities may choose to provide appropriations or other credit support for climate solutions projects, which would negatively impact the use of private capital such as ours. This could have a material and adverse effect on the return of and return on our investments for existing projects and on our ability to originate new assets. Moreover, other changes in resources available to governments may also impact their willingness to undertake energy efficiency projects. For example, an increase in money set aside for government expenditures for energy efficiency projects may reduce demand for our investments.

In addition, to the extent we make investments that involve direct appropriations, we will depend on approval of the necessary spending for the projects. The repayment of the investment, or the return on our asset, could be adversely affected if appropriations for any such projects are delayed or terminated.

Risks Related to Our Assets and Projects in Which we Invest

Changes in interest rates could adversely affect the value of our assets and negatively affect our profitability.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Many of our assets pay a fixed rate of interest or provide a fixed preferential return.

With respect to our business operations, increases in interest rates, have caused, and in general, may in the future cause: (1) project owners to be less interested in borrowing or raising equity and thus reduce the demand for our investments; (2) the interest expense associated with our borrowings to increase; (3) the market value of our fixed rate or fixed return assets to decline; and (4) the market value of any fixed-rate interest rate swap agreements to increase. Decreases in interest rates, in general, may over time cause: (1) project owners to be more interested in borrowing or raising equity thus increase the demand for our assets; (2) prepayments on our assets, to the extent allowed, to increase; (3) the interest expense associated with our borrowings to decrease; (4) the market value of our fixed rate or fixed return assets to increase; and (5) the market value of any fixed-rate interest rate swap agreements to decrease. Adverse developments resulting from changes in interest rates could have a material adverse effect on our business, financial condition and results of operations.

The lack of liquidity of our assets may adversely affect our business, including our ability to value our assets.

Volatile market conditions could significantly and negatively impact the liquidity of our assets. Illiquid assets typically experience greater price volatility, as a ready market does not exist, and can be more difficult to value. In addition, validating third-party pricing for illiquid assets may be more subjective than more liquid assets. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our Portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. To the extent that we utilize leverage to finance our investments that are or become illiquid, the negative impact on us related to trying to sell assets in a short period of time for cash could be greatly exacerbated. As a result, our ability to vary our Portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Some of the assets in our Portfolio may be recorded at fair value and, as a result, there could be uncertainty as to the value of these assets. Further, we may experience a decline in the fair value of our assets.

Our investments are not publicly traded. The fair value of assets that are not publicly traded may not be readily determinable. In accordance with GAAP, we record certain of our assets at fair value, which may include unobservable inputs. Because such valuations are subjective, the fair value of these assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these assets were materially higher than the values that we ultimately realize upon their disposal. Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these assets were materially higher than the values that we ultimately realize upon their disposal. The valuation process can be particularly challenging during periods when market events make valuations of certain assets more difficult, unpredictable and volatile.

A decline in the fair market value of any asset we carry at fair value, may require us to reduce the value of such assets under GAAP. In addition, our other financial assets are subject to an impairment assessment that could result in adjustments to their carrying values. Upon the subsequent disposition or sale of such assets, we could incur future losses or gains based on the difference between the sale price received and adjusted value of such assets as reflected on our balance sheet at the time of sale.

The preparation of our financial statements, including provision for loan losses, involves use of estimates, judgments and assumptions, and our financial statements may be materially affected if our estimates prove to be incorrect.

Financial statements prepared in accordance with GAAP require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management's judgment include but are not limited to determining the fair value of our assets.

These estimates, judgments and assumptions are inherently uncertain, and, if they prove to be wrong, then we face the risk that charges to income will be required. Any charges could significantly harm our business, financial condition, results of operations and the price of our securities. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our business, financial condition and results of operations.

Further, our provision for loan losses is evaluated on a quarterly basis. The determination of our provision for loan losses requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors and may not be correct. If our estimates or judgments are incorrect, our results of operations and financial condition could be severely impacted. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to our provision of loan losses.

We rely on our project sponsors for financial reporting related to our project companies, and our financial statements may be materially affected if the financial reporting related to our project companies proves to be incorrect.

We have equity investments in climate solutions project companies that we account for under the equity method of accounting, which requires us to rely on the project sponsor for the reporting of the financial results of those project companies, including in some instances the allocation of earnings under the hypothetical liquidation at book value ("HLBV") method. The HLBV method involves complex judgments around the interpretation of legal provisions governing liquidation of the entity in which we are invested. To the extent the reporting inclusive of these HLBV allocations we are provided is incorrect, our financial results reported using that information may be incorrect.

The majority of our investments are not rated by a rating agency, which may result in an amount of risk, volatility or potential loss of principal that is greater than that of alternative asset opportunities.

The majority of our investments are not rated by any rating agency and we expect that most of the assets we originate and acquire in the future will not be rated by any rating agency. Although we focus on

climate solutions project companies with high credit quality obligors, we believe that a number of the projects or obligors in which we invest, if rated, would be rated below investment grade, due to speculative characteristics of the project or the obligor's capacity to pay interest and repay principal or pay dividends. Some of our assets may result in an amount of risk, volatility or potential loss of principal that is greater than that of alternative asset opportunities.

Any credit ratings assigned to our assets, debt or obligors are subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

To the extent our assets, their underlying obligors, or our debt are rated by credit rating agencies or by our internal rating process, such assets, obligors or our debt will be subject to ongoing evaluation by credit rating agencies and our internal rating process, and those ratings may be changed or withdrawn in the future. If rating agencies assign a lower-than-expected rating or if a rating is further reduced or withdrawn by a rating agency or us, or if there are indications of a potential reduction or withdrawal of the ratings of our assets, the underlying obligors or our debt in the future, the value of these assets could significantly decline, the level of borrowings based on such asset could be reduced or we could incur higher borrowing costs or incur losses upon disposition or the failure of obligors to satisfy their obligations to us.

Our investments are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.

Our investments are subject to risks of delinquency, foreclosure and loss. In many cases, the ability of a borrower to return our invested capital and our expected return is dependent primarily upon the successful development, construction and operation of the underlying project. If the cash flow of the project is reduced, the borrower's ability to return our capital and our expected return may be impaired. We make certain estimates regarding project cash flows or savings during the underwriting of our investment. These estimates may not prove accurate, as actual results may vary from estimates. The cash flows or cost savings of a project can be affected by, among other things: the terms of the power purchase or other use agreements used in such project; the creditworthiness of the off-taker or project user; price of power or services now and in the future; the technology deployed; unanticipated expenses in the development or operation of the project and changes in national, regional, state or local economic conditions, laws and regulations; and acts of God, terrorism, social unrest and civil disturbances.

In the event of any default or shortfall of an investment, we will bear a risk of loss of principal or equity to the extent of any deficiency between the value of the collateral, if any, and the amount of our investment, which could have a material adverse effect on our cash flow from operations and may impact the cash available for distribution to our stockholders. Many of the projects are structured as special purpose limited liability companies, which limits our ability to realize any recovery to the collateral or value of the project itself. In the event of the bankruptcy of a project owner, obligor, or other borrower, our investment or the project will be deemed to be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession and our or the project's contractual rights may be unenforceable under federal bankruptcy or state law. Foreclosure proceedings against a project can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed investment.

Our climate solutions project companies may incur liabilities that rank equally with, or senior to, our investments in such projects.

We provide a range of investment structures, including various types of debt and equity securities, senior and subordinated loans, real property leases, mezzanine debt, preferred equity and common equity. Our projects may have, or may be permitted to incur, other liabilities or equity preferences that rank equally with, or senior to, our positions or investments in such projects or businesses, as the case may be, including with respect to grants of collateral. By their terms, such instruments may entitle the holders to receive payment of interest, principal payments or other distributions on or before the dates on which we are entitled to receive payments with respect to the instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an entity in which we have invested, holders of instruments ranking senior to our investment in that project or business would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior stakeholders, such project may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with instruments we hold, we would have to share on an equal basis any distributions with other stakeholders holding such instruments in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant project.

Our subordinated and mezzanine debt and equity investments, many of which are illiquid with no readily available market, involve a degree of risk.

Subordinated and mezzanine debt and equity investments involve a number of significant risks, including:

- such investments could be subject to further dilution as a result of the issuance of additional debt or equity interests and to additional risks because subordinated and mezzanine debt are subordinate to other indebtedness and in some cases, project tax equity, and equity interests are subordinate to all indebtedness (including trade creditors) and any senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process;
- to the extent that a project company in which we invest requires additional capital and is unable to obtain it, we may not recover our investment; and

- in some cases, subordinated and mezzanine debt may not pay current interest or principal or equity investments may not pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of the project company in which we invest. The project may face unanticipated costs or delays or may not generate projected cash flows, which could lead to the project generating lower than expected rates of return.

We either jointly control or do not control the projects in which we invest, which may result in the project owner making certain business decisions or taking risks with which we disagree.

Although the covenants in our financing or investment documentation generally restrict certain actions that may be taken by project owners, we generally do not control the projects in which we invest. As a result, we are subject to the risk that the project owner may make certain business decisions or take risks with which we disagree or otherwise act in ways that do not serve our interests.

We invest in joint ventures and other similar arrangements that subject us to additional risks.

Some of our project companies are structured as joint ventures, partnerships, securitizations, syndications and consortium arrangements. Part of our strategy is to participate with other institutional investors or the project's sponsor on various climate solutions transactions. These arrangements are driven by the magnitude of capital required to complete acquisitions and the development of climate solutions projects and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from ours. These investments generally provide for a reduced level of control over an acquired project because governance rights are shared with others. Accordingly, project decisions relating to the management, operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, project operations may be subject to the risk that the project owners may make business, financial or management choices with which we do not agree or the management of the project may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control, we may not be able to realize some or all of the benefits expected from our investment. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

In addition, some of our joint ventures, partnerships, and equity investments subject the sale or transfer of our interests in these project companies to rights of first refusal or first offer, tag along or drag along rights and buy-sell, call-put or other restrictions. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired terms.

Many of our assets depend on revenues from third-party contractual arrangements, including PPAs, that expose the projects to various risks.

Many of the projects in which we invest rely on revenue or repayment from contractual commitments of end-customers, including federal, state, or local governments for energy efficiency projects or utilities or other customers under PPAs. There is a risk that these customers may default under their contracts. In addition, many of these end-customers are large entities with wide ranging activities. An event in a non-related part of the business could have a material adverse impact on the financial strength of such end-customer, such as the effect of wildfires on the California utilities. Furthermore, the bankruptcy, insolvency, or other liquidity constraints of one or more customers may result in a renegotiation or rejection of the third-party contract, delay the receipt of any obligations or reduce the likelihood of collecting defaulted obligations. Some projects rely on one customer for their revenue and thus the project could be materially and adversely affected by any material change in the financial condition of that customer. While there may be alternative customers for such a project, there can be no assurance that a new contract on the same terms will be able to be negotiated for the project.

Certain of our projects with contractually committed revenues or other sources of repayment under long term contracts will be subject to re-contracting risk in the future. These projects may be unable to renegotiate these contracts once their terms expire on equally favorable terms or at all. If it is not possible to renegotiate these contracts on favorable terms, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Revenues at some of the projects in which we invest depend on reliable and efficient metering, or other revenue collection systems, which are often specified in the contract. If one or more of these projects are not able to operate and maintain the metering or other revenue collection systems in the manner expected, if the operation and maintenance costs, are greater than expected, or if the customer disputes the output of the revenue collection system, the ability of the project to repay our investments or provide a return to us on our asset could be materially and adversely affected.

In most instances, projects which sell power under PPAs commit to sell minimum levels of generation. If the project generates less than the committed volumes, it may be required to buy the shortfall of electricity on the open market or make payments of liquidated damages or be in default under a PPA, which could result in its termination. In the event that any of these events were to occur, our business, financial condition, and results of operations could suffer as a result.

We are exposed to the credit risk of various project sponsors, ESCOs, and others.

We are exposed to credit risks in the commercial projects in which we invest. We are also subject to varying degrees of credit risk related to ESCOs in government energy efficiency projects in which guarantees provided by ESCOs under energy savings performance contracts are required in the event that certain energy savings are not realized by the customer.

Where we make loans to or own equity interests in special purposes entities such as those that lease solar energy systems to residential customers, those special purpose entities often enter into various contractual arrangements with, or receive performance guarantees from the affiliate project sponsor to ensure satisfactory equipment or other project performance over the term of the lease or power purchase agreement. To the extent those parties are unable to perform on their contractual obligations or performance guarantees we may see diminished equity returns or the special purpose entity may be unable to repay their loan timely or at all.

We seek to mitigate these credit risks by employing a comprehensive review and asset selection process and careful ongoing monitoring of acquired assets. Nevertheless, unanticipated credit losses could occur which could adversely impact our operating results. During periods of economic downturn in the global economy, the solvency and financial wherewithal of counterparties with whom we do business could be impacted and our exposure to credit risks from obligors increases, and our efforts to monitor and mitigate the associated risks may not be effective in reducing our credit risks. In the event a counterparty to us or one of our climate solutions projects becomes insolvent or unable to make payments, we may fail to recover the full value of our investment or realize the value from the counterparty's contract, thus reducing our earnings and liquidity. In addition, the insolvency of one or more of our, or one of our climate solutions projects', counterparties could reduce the amount of financing available to us, which would make it more difficult for us to leverage the value of our assets and obtain substitute financing on attractive terms or at all. A material reduction in our financing sources or an adverse change in the terms of our financings could have a material adverse effect on our financial condition and results of operations. Certain participants in the sustainable energy industry have experienced significant declines in the value of their equity and difficulty in raising or refinancing debt, which increases the credit risk to these companies and they may not be able to fulfill their obligations which could adversely impact our operating results.

Some of the projects in which we invest have sold their output under PPAs that expose the projects to various risks.

Some of our projects enter into PPAs when they contract to sell all or a fixed proportion of the electricity generated by the project, sometimes bundled with renewable energy credits and capacity or other environmental attributes, to a power purchaser, often a utility, or increasingly, a corporation. PPAs are used to stabilize our revenues from that project. We are exposed to the risk that the power purchaser, who we consider an obligor, will fail to perform under a PPA or the PPA will be terminated or expire, which will lead to that project needing to sell its electricity at the then market price, which could be substantially lower than the price provided in the applicable PPA. In many instances, the project also commits to sell minimum levels of generation. If the project generates less than the committed volumes, it may be required to buy the shortfall of electricity on the open market or make payments of liquidated damages or be in default under a PPA, which could result in its termination. In the event that any of these events were to occur, our business, financial condition, and results of operations could suffer as a result.

Portions of the electricity and environmental attributes our assets generate are sold on the open market at spot-market prices. A prolonged environment of low prices for natural gas, or other conventional fuel sources, below the levels at which we assumed when underwriting these investment could have a material adverse effect on our long-term business prospects, financial condition and results of operations.

Low prices for traditional fossil fuels, particularly natural gas, could cause demand for renewable energy to decrease and prices have, and may continue to, adversely affect both the future sale price of energy under new PPAs and the current sale price of energy sold on a spot-market basis. Low PPA and spot market power prices, if combined with other factors, can have a material adverse effect on our projects and their respective values and our expected returns, results of operations and cash available for distribution.

Some of the projects we invest in, or may plan to invest in, sell environmental attributes such as renewable energy credits or other similar credits on an uncontracted basis. To the extent merchant prices for these attributes are lower than expected, our projects revenues could be adversely impacted, and our business, financial condition, and results of operations could suffer as a result.

The ability of our assets to generate revenue from certain projects depends on having interconnection arrangements and services.

The future success of our assets will depend, in part, on their ability to maintain satisfactory interconnection agreements. If the interconnection or transmission agreement of a project is terminated for any reason, they may not be able to replace it with an interconnection and transmission arrangement on terms as favorable as the existing arrangement, or at all, or they may experience significant delays or costs in connection with securing a replacement. If a network to which one or more of the projects is connected experiences equipment or operational problems or other forms of "down time," the affected project may lose revenue

and be exposed to non-performance penalties and claims from its customers. These may include claims for damages incurred by customers, such as the additional cost of acquiring alternative electricity supply at then- current spot market rates. The owners of the network will not usually compensate electricity generators for lost income due to down time. In addition, our projects may be exposed to a locational basis risk resulting from a difference between where the power is generated and the contracted delivery point. These factors could materially affect these projects, which could negatively affect our business, results of operations, financial condition, and cash flow.

Our projects and their obligors are exposed to an increase in climate change or other change in meteorological conditions, which could have an impact on electric generation, revenue, insurance costs or the ability of the projects or their obligors to honor their contract obligations, all of which could adversely affect our business, financial condition and results of operations and cash flows.

The electricity produced and revenues generated by a renewable electric generation facility are highly dependent on suitable weather conditions, which are beyond our control. Components of renewable energy systems, such as turbines, solar panels and inverters, could be damaged by natural disasters or severe weather, including extreme temperatures, wildfires, hurricanes, hailstorms or tornadoes. Furthermore, the potential physical impacts of climate change may impact our projects, including the result of changes in weather patterns (including floods, tsunamis, drought, mudslides, and rainfall levels), wind speeds, water availability, storm patterns and intensities, and temperature levels. The projects in which we invest will be obligated to bear the expense of repairing the damaged renewable energy systems and replacing spare parts for key components and insurance may not cover the costs or the lost revenue. Natural disasters or unfavorable weather and atmospheric conditions, such as extreme cold temperatures or extreme events of rain, flooding, and mudslides, could impair the effectiveness of the renewable energy assets, reduce their output beneath their rated capacity, require shutdown of key equipment or impede operation of the renewable energy assets, which could adversely affect our business, financial condition and results of operations and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of renewable energy systems, which could result in a delay in our investing in new projects or increase the cost of such projects. The resulting effects of climate change can also have an impact on the cost of, and the ability of a project to obtain, adequate insurance coverage to protect against related losses.

We typically base our investment decisions with respect to each renewable energy facility on the findings of studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site may not conform to the findings of these studies. Even if an operating project's historical renewable energy resources are consistent with the long-term estimates, the unpredictable nature of weather conditions often results in daily, monthly and yearly material deviations from the average renewable resources anticipated during a particular period. Therefore, renewable energy facilities in which we invest may not meet anticipated production levels or the rated capacity of the generation assets, which could adversely affect our business, financial condition and results of operations and cash flows.

In addition, many of the project's end-customers are large entities with wide ranging activities. A climate related event in a non-related part of the business could have a material adverse impact on the financial strength of such end-customer and their ability to honor their contractual obligations which could negatively impact on revenue and the cash flow of the project and our business.

Operation of the projects in which we invest involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Climate projects are subject to various construction and operating delays and risks that have in the past caused them to, and may in the future cause them to, incur higher than expected costs or generate less than expected amounts of savings or outputs, such as electricity in the case of a renewable energy project.

The ongoing operation of the projects in which we invest involves risks that include construction delays, the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, the impact of inflation, latent defect, design error or operator error or force majeure events, among other things. In addition to natural risks such as earthquake, flood, drought, lightning, wildfire, hurricane, ice, wind, and temperature extremes, other hazards, such as fire, explosion, structural collapse and machinery failure, acts of terrorism or related acts of war, hostile cyber intrusions, pandemics or other public health issue, or other catastrophic events are inherent risks in the construction and operation of a project. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. Operation of a project also involves risks that the operator will be unable to transport its product to its customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of projects, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of the business. Unplanned outages typically increase operation and maintenance expenses and may reduce revenues as a result of selling less electricity or require the project to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy forward power sales obligations. Any extended interruption in a project's construction or operation, a project's inability to operate its assets

efficiently, manage capital expenditures and costs or generate earnings and cash flow could have a material adverse effect on the repayment of and return on our investment and our business, financial condition, results of operations and cash flows. While the projects maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover the lost revenues, increased expenses or liquidated damages payments should the project experience any equipment breakdowns, insurance claims or non-performance by contractors or vendors.

Some of the projects in which we invest may require substantial operating or capital expenditures in the future.

Many of the projects in which we invest are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment related to project operations. In addition, there may be cash needs to settle certain contractual obligations of the projects, such as settlements or margining requirements related to hedging activities. While we do not typically bear the responsibility for these expenditures, any failure by the equity owner to make necessary operating or capital expenditures could adversely impact project performance. In addition, some of these expenditures may not be recoverable from current or future contractual arrangements.

The use of real property rights that we acquire or are used for our climate solutions projects may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

The projects in which we invest often require large areas of land for construction and operation or other easements or access to the underlying land. In addition, we may acquire rights to land or other real property. Although we believe that we, or the projects in which we invest, have valid rights to all material easements, licenses and rights of way, not all of such easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Some of our real property rights and projects generally are, and are likely to continue to be, located on land occupied pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of water, oil or mineral rights) that were created prior to, or are superior to, our or our projects' easements and leases. As a result, our rights may be subject, and subordinate, to the rights of those third parties. We typically obtain representations or perform title searches or obtain title insurance to protect our real property interest and our investments in our projects against these risks. Such measures may, however, be inadequate to protect against all risk of loss of rights to use the land rights we have acquired or the land on which these projects are located, which could have a material and adverse effect on our land rights, our projects and their financial condition and operating results.

We own land or leasehold interests that are used by renewable energy projects. Negative market conditions or adverse events affecting tenants, or the industries in which they operate, could have an adverse impact on our underwritten returns. Moreover, many of our real estate assets are concentrated in similar geographic locations, which subjects us to an increased risk of significant loss if any property declines in value, incurs a natural disaster or if we are unable to lease a property.

We own land or leasehold interests used by renewable energy projects that are concentrated in a limited number of geographic locations. One consequence of this is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of leases, a significant decline in the market value of any single property or a natural disaster in a concentrated area. Our cash flow depends in part on the ability to lease the real estate to projects or other tenants on economically favorable terms. We could be adversely affected by various facts and events over which we have limited or no control, such as:

- lack of demand in areas where our properties are located;
- inability to retain existing tenants and attract new tenants;
- oversupply of space and changes in market rental rates;
- our tenants' creditworthiness and ability to pay rent, which may be affected by their operations, the current economic situation and competition within their industries from other operators;
- defaults by and bankruptcies of tenants, failure of tenants to pay rent on a timely basis, or failure of tenants to comply with their contractual obligations;
- economic or physical decline of the areas where the properties are located; and
- destruction from natural disasters.

At any time, any tenant may experience a downturn in its business, including increased operating costs, termination of a PPA or low spot-market prices of products, that may weaken its operating results or overall financial condition, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in the termination of the tenant's lease and material losses to us.

If a tenant elects to terminate its lease prior to or upon its expiration or does not renew its lease as it expires, we may not be able to rent or sell the properties or realize our expected value. Furthermore, leases that are renewed and some new leases for properties that are re-leased, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as lease transaction costs. In addition, negative market conditions or adverse events affecting tenants, or the industries in which they operate, may force us to sell vacant properties for less than their carrying value, which could result in impairments. Any of these events could adversely affect the value of our asset, the cash flow from operations and our ability to make distributions to stockholders and service indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance and maintenance, are not necessarily reduced when circumstances cause a decrease in rental revenue from the properties. In a weakened financial condition, tenants may not be able to pay these costs of ownership and we may be unable to recover these operating expenses from them.

Further, the occurrence of a tenant bankruptcy or insolvency could diminish the income we receive from the tenant's lease or leases. For instance, a bankruptcy court might authorize the tenant to terminate its leases with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that most likely would be substantially less than the remaining rent we are owed under the leases. In addition, any claim we have for unpaid past rent, if any, may not be paid in full. As a result, tenant bankruptcies may have a material adverse effect on our results of operations.

In addition, since renewable energy projects are often concentrated in certain states, we would also be subject to any adverse change in the political or regulatory climate in those states or specific counties where such properties are located that could adversely affect our properties and our ability to lease such properties.

Performance of projects where we invest may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

A number of the projects where we invest could have workforces that are unionized or in the future may become unionized and, as a result, are required to negotiate the wages, benefits and other terms with many of their employees collectively. If these projects were unable to negotiate acceptable contracts with any of their unions as existing agreements expire, they could experience a significant disruption of their operations, higher ongoing labor costs and restrictions on their ability to maximize the efficiency of their operations, which could have a material and adverse effect on our business, financial condition and results of operations. In addition, in some jurisdictions where our projects have operations, labor forces have a legal right to strike, which may have a negative impact on our business, financial condition and results of operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labor disruption that impacted the ability of our projects to operate.

We invest in projects that rely on third parties to manufacture quality products or provide reliable services in a timely manner and the failure of these third parties could cause project performance to be adversely affected.

We invest in projects that typically rely on third parties to select, manage or provide equipment or services. Third parties may be responsible for choosing vendors, including equipment suppliers and subcontractors. Project success often depends on third parties who are capable of installing and managing projects and structuring contracts that provide appropriate protection against construction and operational risks. In many cases, in addition to contractual protections and remedies, project owners may seek guaranties, warranties and construction bonding to provide additional protection.

The warranties provided by the third parties and, in some cases, their subcontractors, typically limit any direct harm that results from relying on their products and services. However, there can be no assurance that a supplier or subcontractor will be willing or able to fulfill its contractual obligations and make necessary repairs or replace equipment. In addition, these warranties generally expire within one to five years or may be of limited scope or provide limited remedies. If projects are unable to avail themselves of warranty protection or receive the expected protection under the terms of the guaranties or bonding, we may need to incur additional costs, including replacement and installation costs, which could adversely impact our investment.

In addition, renewable energy projects rely on electric and other types of transmission lines and facilities owned and operated by third parties to receive and distribute their energy. Any substantial access barriers to these lines and facilities could adversely impact the demand or financial performance for such projects and our investments.

Liability relating to environmental matters may impact the value of properties that we may acquire or the properties underlying our assets.

Under various U.S. federal, state and local laws, an owner or operator of real estate or a project may become liable for the costs of removal of certain hazardous substances released from the

project or any underlying real property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances may adversely affect our, or another owner's, ability to sell a contaminated project or borrow using the project as collateral. To the extent that we, or another project owner, become liable for removal costs, our investment, or the ability of the owner to make payments to us, may be negatively impacted.

We acquire real property rights, make investments in projects that own real property, have collateral consisting of real property and in the course of our business, we may take title to a project or its underlying real estate assets relating to one of our debt financings. In these cases, we could be subject to environmental liabilities with respect to these assets. To the extent that we become liable for the removal costs, our results of operation and financial condition may be adversely affected. The presence of hazardous substances, if any, may adversely affect our ability to sell the affected real property or the project and we may incur substantial remediation costs, thus harming our financial condition.

Our insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments.

Although our assets or projects generally have insurance, supplier warranties, subcontractors performance assurances such as bonding and other risk mitigation measures, the proceeds of such insurance, warranties, bonding or other measures may not be adequate to cover lost revenue, increased expenses or liquidated damages payments that may be required in the future.

The repayment of certain of our assets is dependent upon collection of payments from residential customers and we may be indirectly subject to consumer protection laws and regulations.

Certain obligors to which we have credit exposure are, or may be, subject to consumer protection laws, such as federal truth-in-lending, consumer leasing, and equal credit opportunity laws and regulations, as well as state and local sales and finance laws and regulations. Claims arising out of actual or alleged violations of law may be asserted against those obligors by individuals or governmental entities and may expose them to significant damages or other penalties, including fines, or could reduce the likelihood the residential customer may pay their obligation, which could limit their ability to repay borrowings or make equity distributions to us.

Risks Related to Our Company

Our management and employees depend on information systems and system failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

Our underwriting process and our asset and financial management and reporting are dependent on our present and future communications and information systems. Any failure or interruption of these systems could cause delays or other problems in our originating, financing, investing, asset and financial management and reporting activities, which could have a material adverse effect on our operating results.

We contract with information technology service providers where, in part, we rely upon their systems and controls for the quality of the data provided. The inappropriate establishment and maintenance of these systems and controls could cause information that we use to operate our business to be unavailable or inaccurate and could negatively impact our financial results.

Our information technology architecture is partially outsourced. These systems and processes may be either internet based or through traditional outsourced functions and certain of these arrangements are new or emerging. When we contract with these service providers, we attempt to evaluate the quality of their systems and controls before we execute the arrangement and may rely on third party reviews and audits of these service providers and attempt to implement certain processes to ensure the quality of the data received from these service providers. Because of the nature and maturity of the technology such efforts may be unsuccessful or incomplete and the unavailability of these systems or the inaccurate data provided from these service providers could negatively impact our financial results.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, and will likely continue to increase in the future. The result of these incidents could include disrupted operations, misstated or unreliable financial data, disrupted market price of our common stock, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance cost, regulatory enforcement, litigation and damage to our relationships. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for our employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Additionally, the cost of maintaining such systems and processes, procedures and internal controls may increase from its current level. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer viruses, security breaches, human error, cyber- attacks, natural disasters and defects in design. Additionally, due to the size and nature of our company, we rely on third-party service providers for many aspects of our business. The networks and systems that our third-party vendors have established or use may not be effective. As our reliance on technology has increased, so have the risks posed to both our information systems and those provided by third-party service providers. Our processes, procedures and internal controls that are designed to mitigate cybersecurity risks and cyber intrusions do not guarantee that a cyber incident will not occur or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

Even if we are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including borrowers, vendors, software creators, cybersecurity service providers, and other third parties with whom we do business, may occur, and such events could disrupt our normal business operations and networks in the future.

Major public health issues and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

In recent years, the outbreaks of a number of diseases, including COVID-19, avian influenza, H1N1, and other viruses have resulted in and increased the risk of a pandemic or major public health issues. We believe that our ability to operate, our level of business activity and the profitability of our business, as well as the values of, and the cash flows from, the assets we own could in the future be impacted by another pandemic or other major public health issue.

While we have implemented risk management and contingency plans and taken preventive measures and other precautions, no predictions of specific scenarios can be made with certainty and such measures may not adequately predict the impact on our business from such events.

We may seek to expand our business internationally, which would expose us to additional risks that we do not face in the United States. A failure to manage these additional risks could have an adverse effect on our business, financial condition and operating results.

We generate substantially all of our revenue from operations in the United States. We may seek to expand our projects outside of the United States in the future. These operations will be subject to a variety of risks that we do not face in the United States, including risk from changes in foreign country regulations, infrastructure, legal systems and markets. Other risks include possible difficulty in repatriating overseas earnings and fluctuations in foreign currencies.

Our overall success in international markets will depend, in part, on our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we decide to do business. Our failure to manage these risks successfully could harm our international projects, reduce our international income or increase our costs, thus adversely affecting our business, financial condition and operating results.

Risks Relating to Regulation

We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

The U.S. federal government, the Federal Reserve Board of Governors, the U.S. Treasury, the SEC, U.S. Congress and other governmental and regulatory bodies have taken, are taking or may in the future take, various actions to address inflation, financial crises, or other areas of regulatory concern. Such actions could have a dramatic impact on our business, results of operations and financial condition, and the cost of complying with any additional laws and regulations or the elimination or reduction in scope of various existing laws and regulations could have a material adverse effect on our financial condition and results of operations. The far-ranging government intervention in the economic and financial system may carry unintended consequences and cause market distortions. We are unable to predict at this time the extent and nature of such unintended consequences and market distortions, if any. The inability to evaluate the potential impacts could have a material adverse effect on the operations of our business.

Loss of our 1940 Act exemptions may adversely affect us, the market price of shares of our common stock and our ability to distribute dividends.

We conduct our operations so that we are not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on a non-consolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We conduct our businesses primarily through our subsidiaries and our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we hold or may form in the future that are exempted from the definition of "investment company" based on Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on a non-consolidated basis. Certain of our subsidiaries rely on or will rely on an exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities which are not primarily engaged in issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and which are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. This exemption generally requires that at least 55% of such subsidiaries' portfolios must be comprised of qualifying assets and at least 80% of each of their portfolios must be comprised of qualifying assets and real estate-related assets under the 1940 Act. Consistent with guidance published by the SEC staff, we intend to treat as qualifying assets for this purpose loans secured by projects for which the original principal amount of the loan did not exceed 100% of the value of the underlying real property portion of the collateral when the loan was made. We intend to treat as real estate-related assets non-controlling equity interests in joint ventures that own projects whose assets are primarily real property. In general, with regard to our subsidiaries relying on Section 3(c)(5)(C), we rely on other guidance published by the SEC or its staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

In addition, one or more of our subsidiaries qualifies for an exemption from registration as an investment company under the 1940 Act pursuant to either Section 3(c)(5)(A) of the 1940 Act, which is available for entities which are not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and which are primarily engaged in the business of purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services, or Section 3(c)(5)(B) of the 1940 Act, which is available for entities primarily engaged in the business of making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. These exemptions generally require that at least 55% of such subsidiaries' portfolios must be comprised of qualifying assets that meet the requirements of the exemption. We intend to treat energy efficiency loans where the loan proceeds are specifically provided to finance equipment, services and structural improvements to properties and other facilities and renewable energy and other climate solutions projects or improvements as qualifying assets for purposes of these exemptions. In general, we also expect, with regard to our subsidiaries relying on Section 3(c)(5)(A) or (B), to rely on guidance published by the SEC or its staff, including reliance on a no-action letter obtained in connection with Sections 3(c)(5)(A) and 3(c)(5)(B) of the 1940 Act, or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying assets under the exemptions.

Although we monitor the portfolios of our subsidiaries relying on the Section 3(c)(5)(A), (B) or (C) exemptions periodically and prior to each acquisition, there can be no assurance that such subsidiaries will be able to maintain their exemptions. Qualification for exemptions from registration under the 1940 Act will limit our ability to make certain investments. For example, these restrictions will limit the ability of these subsidiaries to make loans that are not secured by real property or that do not represent part or all of the sales price of merchandise, insurance, and services.

There can be no assurance that the laws and regulations governing the 1940 Act, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. For example, on August 31, 2011, the SEC issued a concept release (No. IC-29778; File No. SW7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments) pursuant to which it is reviewing the scope of the exemption from registration under Section 3(c)(5)(C) of the 1940 Act. While the SEC has yet to provide additional information on its position relating to these exemptions and timing of any future changes to the exemptions remain unknown, any additional guidance from the SEC or its staff from this process or in other circumstances could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. If we or our subsidiaries fail to maintain an exemption from the 1940 Act, we could, among other things, be required either to (1) change the manner in which we conduct our operations to avoid being required to register as an investment company, (2) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so or (3) register as an investment company, any of which could negatively affect our business, our ability to make distributions, our financing strategy and the market price for shares of our common stock.

We have not requested the SEC or its staff to approve our treatment of any company as a majority-owned subsidiary and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

Rapid changes in the values of our assets may make it more difficult for us to maintain our exemption from the 1940 Act.

If the market value or income potential of our assets changes as a result of changes in interest rates, general market conditions, government actions or other factors, we may need to adjust the portfolio mix of our real estate assets and income or liquidate our non-qualifying assets to maintain our exemption from the 1940 Act. If changes in asset values or income occur quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of the assets we may own. We may have to make decisions that we otherwise would not make absent 1940 Act considerations.

Risks Related to our Borrowings and Hedging

We use financial leverage in executing our business strategy, which may adversely affect the returns on our assets and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable.

We use debt to finance our assets, including credit facilities, recourse and non-recourse debt, securitizations, and syndications. Changes in the financial markets and the economy generally could adversely affect one or more of our lenders or potential lenders and could cause one or more of our lenders, potential lenders or institutional investors to be unwilling or unable to provide us with financing or participate in securitizations or could increase the costs of that financing or securitization. Some of our borrowings will have a remaining balance when they come due. If we are unable to repay or refinance the remaining balance of this debt, or if the terms of any available refinancing are not favorable, we may be forced to liquidate assets or incur higher costs which may significantly harm our business, financial condition, results of operations, and our ability to make distributions, which could in turn cause the value of our common stock to decline. The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that market conditions prevent us from leveraging our assets or increase the cost of our financing relative to the income that can be derived from the assets acquired. Increases in our financing costs will reduce cash available for distributions to stockholders. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations.

An increase in our borrowing costs relative to the interest we receive on our assets may adversely affect our profitability and our cash available for distribution to our stockholders. Our borrowings may have a shorter duration than our assets.

As some of our borrowings will have a remaining balance at maturity, we may be required to enter into new borrowings at higher rates or to sell certain of our assets to repay the loan. Our credit facilities have rates that adjust on a frequent basis based on prevailing short-term interest rates. Increases in interest rates, or a flattening or inversion of the yield curve, reduce the spread between the returns on our assets which are typically priced using longer-term interest rates and the cost of any new borrowings or borrowings where the interest rate adjusts to market rates or is based on shorter-term rates. This change in interest rates may adversely affect our earnings and, in turn, cash available for distribution to our stockholders. In addition, as we may use short-term borrowings that are generally short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to obtain continued financing. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us,

or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we may have to curtail entering into new transactions and/or dispose of assets. We will face these risks given that a number of our borrowings have a shorter duration than the assets they finance.

While we have an established Board-approved leverage limit, our Board may change our leverage limits without stockholder approval.

We are not restricted by any regulatory requirements to maintain our leverage ratio at or below any particular level. The amount of leverage we may deploy for particular assets will depend upon the availability of particular types of financing and our assessment of the credit, liquidity, price volatility and other risks of those assets and the credit quality of our financing counterparties. We have established leverage limits which are discussed in Item 7, Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources. However, our charter and bylaws do not limit the amount or type of indebtedness we can incur, and our Board has changed, and has the discretion to deviate from or change at any time in the future, our leverage policy, which could result in our business having a different risk profile. We utilize non-recourse facilities on certain types of assets that have significantly higher leverage. On these facilities, the lenders' primary recourse is to the pledged assets. If the value of the pledged assets is below the value of the debt or if we default on a facility, the lender would be able to foreclose on all the pledged assets, which would result in losses and reduce our assets and the cash available for distributions to stockholders. We may apply too much leverage to our assets or may employ an inefficient financing strategy to our assets.

The use of securitizations and special purpose entities exposes us to additional risks.

We hold securitized loans and often hold the most junior certificates or the residual value associated with a securitization. We have also established funds and special purpose entities through which we hold only a partial or subordinate interest or a residual value after taking into account our non-recourse debt facilities or a right to participate in the profits of such entity once it achieves a predefined threshold. As a holder of the residual value or other such interests, we are more exposed to losses on the underlying collateral because the interest we retain in the securitization vehicle or other entity would be subordinate to the more senior notes or interests issued to investors and we would, therefore, absorb all of the losses, up to the value of our interests, sustained with respect to the underlying assets before the owners of the notes or other interests experience any losses. In addition, the inability to securitize our Portfolio or assets within our Portfolio could hurt our performance and our ability to grow our business.

We also use various special purpose entities to own and finance our assets. These subsidiaries incur various types of debt, that can be used to finance one or more of our assets. This debt is typically structured as non-recourse debt, which means it is repayable solely from the revenue from the investment financed by the debt and is secured by the related physical assets, major contracts, cash accounts and in some cases, a pledge of our ownership interests in the subsidiaries involved in the projects. Although this subsidiary debt is typically non-recourse to us, we make certain representations and warranties or enter into certain guaranties of our subsidiary's obligations or covenants to the non-recourse debt holder, the breach of which may require us to make payments to the lender. We may also from time to time determine to provide financial support to the subsidiary in order to maintain rights to the project or otherwise avoid the adverse consequences of a default. In the event a subsidiary defaults on its indebtedness, its creditors may foreclose on the collateral securing the indebtedness, which may result in us losing our ownership interest in some or all of the subsidiary's assets. The loss of our ownership interest in a subsidiary or some or all of a subsidiary's assets could have a material adverse effect on our business, financial condition and operating results.

Our existing credit facilities and debt contain, and any future financing facilities may contain, covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

Our existing credit facilities and debt contain, and any future financing facilities may contain, various affirmative and negative covenants, including maintenance of an interest coverage ratio and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds and stock repurchases. In addition, the terms of our non-recourse debt include restrictions and covenants, including limitations on our ability to transfer or incur liens on the assets that secure the debt. For further information see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.

The covenants and restrictions included in our existing financings do, and the covenants and restrictions to be included in any future financings may, restrict our ability to, among other things:

- incur or guarantee additional debt;
- make certain investments, originations or acquisitions;
- make distributions on or repurchase or redeem capital stock;
- engage in mergers or consolidations;
- reduce liquidity below certain levels;
- grant liens;
- have a tangible net worth below a defined threshold;
- incur operating losses for more than a specified period; and
- enter into transactions with affiliates.

Our non-recourse debt limits our ability to take action with regard to the assets pledged as security for the debt. These restrictions, as well as any other covenants contained in any future financings, may interfere with our ability to obtain financing, or to engage in other business activities, which may significantly limit or harm our business, financial condition, liquidity and results of operations. Certain financing agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. A default and resulting repayment acceleration could significantly reduce our liquidity, which could require us to sell our assets to repay amounts due and outstanding. This could also significantly harm our business, financial condition, results of operations, and our ability to make distributions, which could cause the value of our common stock to decline. A default will also significantly limit our financing alternatives such that we will be unable to pursue our leverage strategy, which could curtail the returns on our assets.

In addition, certain of our financing arrangements contain provisions that provide for a preference in cash flow allocations to the lender from our assets or an acceleration of principal payments owed when certain conditions are present related to the underlying assets that serve as collateral for the financing. These provisions may limit our ability to obtain distributions from the underlying assets and could impact our cash flow and expected returns.

We have issued senior unsecured notes that require us to maintain a certain amount of unencumbered assets as a part of our Portfolio, as well as to maintain certain debt coverage service ratios in order to issue additional notes. These provisions may limit our ability to leverage certain assets and limit our overall debt levels.

We will have to pay off the remaining balance or refinance our borrowings when they become due. The failure to be able to pay off the remaining balance or refinance such borrowings or an increase in interest rates of such refinancing could have a material impact on our business.

Some of our borrowings will have a remaining balance when they become due. If our subsidiary is unable to repay or refinance the remaining balance of this debt, or if the terms of any available refinancing are not favorable, we may be forced to liquidate assets or incur higher costs which may significantly harm our business, financial condition, results of operations, and our ability to make distributions, which could cause the value of our common stock to decline.

We have borrowings which bear interest at a variable rate that is based on Secured Overnight Financing Rate ("SOFR") term rates ("Term SOFR"), which may have consequences for us that cannot be reasonably predicted and may adversely affect our liquidity, financial condition, and results of operations.

We have borrowings which bear interest at a rate per annum that is based upon Term SOFR. The use of SOFR based rates is relatively new, and there could be unanticipated difficulties or disruptions with the calculation and publication of SOFR based rates. In particular, if the agent under the CarbonCount-Based Revolving Credit Facility (the "unsecured revolving credit facility") determines that SOFR based rates cannot be determined or the agent or the lenders determine that SOFR based rates do not adequately reflect the cost of funding the SOFR loans, outstanding SOFR loans will be converted into ABR Loans (as defined in the unsecured revolving credit facility). The possible volatility of SOFR and the potential conversion to ABR Loans could result in higher borrowing costs for us, which would adversely affect our liquidity, financial condition, and results of operations.

We, or the projects in which we invest, enter into hedging transactions that could expose us to contingent liabilities or additional credit risk in the future and adversely impact our financial condition.

Part of our strategy, or the strategy of the projects in which we invest, involves entering into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our, or the project's, financial statements, and our, or the project's, ability to fund these obligations will depend on the liquidity of our, or the project's, assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Even though most swaps are cleared through a central counterparty clearinghouse, certain transactions could be executed bilaterally with a counterparty. While we have the ability to require counterparties to post, to the extent we have not obtained sufficient collateral, we would remain exposed to our counterparty's ability to perform on its obligations under each hedge and cannot look to the creditworthiness of a central counterparty for performance. As a result, if a hedging counterparty cannot perform under the terms of the hedge, we would not receive payments due under that hedge, we may lose any unrealized gain associated with the hedge and the hedged liability would cease to be hedged. While we would seek to terminate the relevant hedge transaction and may have a claim against the defaulting counterparty for any losses,

including unrealized gains, there is no assurance that we would be able to recover such amounts or to replace the relevant hedge on economically viable terms or at all. In such case, we could be forced to cover our unhedged liabilities at the then current market price. We may also be at risk for any collateral we have pledged to secure our obligations under the hedge if the counterparty becomes insolvent or files for bankruptcy.

Furthermore, our interest rate swaps and other hedge transactions are subject to increasing statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Recently, new regulations have been promulgated by U.S. and foreign regulators to strengthen the oversight of swaps, and any further actions taken by such regulators could constrain our strategy or increase our costs, either of which could materially and adversely impact our results of operations.

Moreover, the projects in which we invest, may enter into various forms of hedging including interest rate and power price hedging. To the extent they enter into such hedges, the financial results of the project will be exposed to similar risks as described above which could adversely impact our results of operations. Further, the hedges entered into by us or the projects in which we invest may not be effective which could adversely impact our economics.

If we, or our projects, choose not to pursue, or fail to qualify for, hedge accounting treatment, our operating results under GAAP may be impacted because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

We, or our projects, may choose not to pursue, or fail to qualify for, hedge accounting treatment relating to derivative and hedging transactions. We, or our projects, may fail to qualify for hedge accounting treatment for a number of reasons, including if we, or our projects, use instruments that do not meet the Accounting Standards Codification ("ASC") Topic 815 definition of a derivative, we, or our projects, fail to satisfy ASC Topic 815 hedge documentation and hedge effectiveness assessment requirements or the hedge relationship is not highly effective. If we, or our projects, fail to qualify for, or choose not to pursue, hedge accounting treatment, our, or our projects, operating results may be impacted because losses on the derivatives that we, or our projects, enter into may not be offset by a change in the fair value of the related hedged transaction in our statement of operations presented under GAAP.

Risks Related to Our Common Stock

An active trading market for our common stock may not continue, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

Our common stock is listed on the New York Stock Exchange ("NYSE"). However, an active trading market for our common stock

may not continue, which could cause our common stock to trade at a discount to historical prices. Some of the factors that have or in the future could negatively affect the market price of our common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

- changes in the mix of our investment products and services, including the level of securitizations or fee income in any quarter;

- actual or perceived conflicts of interest with individuals, including our executives;

- our ability to arrange financing for projects;

- equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

- seasonality in construction and demand for our investments;

- actual or anticipated accounting problems;

- publication of research reports about us or the climate solutions industry;

- changes in market valuations of similar companies;

- adverse market reaction to any increased indebtedness we may incur in the future;

- commodity price changes;

- interest rate changes;

- additions to or departures of our key personnel;

- speculation or negative publicity in the press or investment community;

- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock, and would result in increased interest expenses on certain of our debt;

- changes in governmental policies, regulations or laws;

- failure to maintain our exemption from registration as an investment company under the 1940 Act;

- price and volume fluctuations in the stock market generally; and

- general market and economic conditions, including the current state of the credit and capital markets.

Market factors unrelated to our performance also have, and could in the future, negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets have, or in the future could, affect the market value of our common stock.

Common stock and preferred stock eligible for future sale may have adverse effects on our share price.

Subject to applicable law, our Board, without stockholder approval, may authorize us to issue additional authorized and unissued shares of common stock and preferred stock on the terms and for the consideration it deems appropriate.

We cannot predict the effect, if any, of future sales of our common stock or the availability of shares for future sales, on the market price

of our common stock. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

We cannot assure you of our ability to make distributions in the future. If our portfolio of assets fails to generate sufficient income and cash flow, we could be required to sell assets, borrow funds, issue additional equity or make a portion of our distributions in the form of a taxable stock distribution or distribution of debt securities.

As a REIT, we were generally required, among other things, to distribute annually at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) each year for us to have qualified as, and to have maintained our qualification as a REIT. Effective January 1, 2024, we revoked our REIT election and starting in 2024 we will be taxed as a C corporation, and as a result, in 2024, we are no longer subject to this requirement. However, our current policy is to pay quarterly distributions. In the event that our Board authorizes distributions in excess of the income or cash flow generated from our assets, we may make such distributions from the proceeds of future offerings of equity or debt securities or other forms of debt financing or the sale of assets.

Our ability to make distributions may be adversely affected by a number of factors. Therefore, although we anticipate making quarterly distributions to our stockholders, our Board has the sole discretion to determine the timing, form and amount of any distributions to our stockholders. If our portfolio of assets fails to generate sufficient income and cash flow, we could be required to sell assets, borrow funds, raise additional equity or make a portion of our distributions in the form of a taxable stock distribution or distribution of debt securities. To the extent that we are required to sell assets in adverse market conditions or borrow funds at unfavorable rates, our results of operations could be materially and adversely affected. If we raise additional equity, our stock price could be materially and adversely affected. Our Board will make determinations regarding distributions based upon various factors, including our earnings, our financial condition, our liquidity, our debt covenants, applicable provisions of the MGCL and other factors as our Board may deem relevant from time to time. We believe that a change in any one of the following factors could adversely affect our results of operations and impair our ability to make distributions to our stockholders:

- our ability to make profitable investments;

- margin calls or other expenses that reduce our cash flow;

- defaults in our asset portfolio or decreases in the value of our portfolio;

- the cash flow we receive from our assets, including those subject to non-recourse debt; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, no assurance can be given that we will be able to make distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect us. In addition, a failure to achieve the anticipated benefits of the transition from a REIT to a taxable C corporation at all, or in a timely manner, could adversely affect our ability to make distributions to our stockholders as well as our business, financial condition, results of operations, and the market price of our common stock.

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

Our present debt ranks, and any future debt would rank, senior to our common stock. Such debt is, and likely will be, governed by a loan agreement, an indenture, or other instrument containing covenants restricting our operating flexibility. Additionally, our convertible securities, and any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such debt or securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Risks Related to Our Organization and Structure

Our business could be harmed if key personnel terminate their employment with us.

Our success depends, to a significant extent, on the continued services of our senior management team. We have entered into employment agreements with certain members of our senior management team. Notwithstanding these agreements, there can be no assurance that any or all members of our senior management team will remain employed by us. We do not maintain key person life insurance on any of our officers. The loss of services of one or more members of our senior management team could harm our business and our prospects.

Conflicts of interest could arise as a result of our structure.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with our management. Our duties, as the general partner, to our Operating Partnership and our partners may come into conflict with the duties of our directors and officers to us.

Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership's partnership agreement, except that conflict of interest transactions may still run afoul of implied contractual standards under Delaware law. The partnership agreement of our Operating Partnership provides that, for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders. We have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement of our Operating Partnership that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement of our Operating Partnership.

Additionally, the partnership agreement of our Operating Partnership expressly limits our liability by providing that neither we, as the general partner of the Operating Partnership, nor any of our directors or officers, will be liable or accountable in damages to our Operating Partnership, its limited partners or their assignees for errors in judgment, mistakes of fact or law or for any act or omission if the general partner, director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our and their respective officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify any such person for (1) willful misconduct or a knowing violation of the law, (2) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement of our Operating Partnership, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the MGCL may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, impose fair price and/or supermajority stockholder voting requirements on these combinations.

The "control share" provisions of the MGCL provide that, subject to certain exemptions, a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our directors who are also our employees.

The "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL permit our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, some of which (for example, a classified board) we do not yet have.

As permitted by the MGCL, our Board has by resolution exempted from the "business combination" provision of the MGC business combinations (1) between us and any other person, provided, that such business combination is first approved by our Board (including a majority of our directors who are not affiliates or associates of such person), (2) the Predecessor and its affiliates and associates as part of our formation transactions and (3) persons acting in concert with any of the foregoing. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that our Board will not amend or revoke the exemption at any time.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter permits our Board to authorize us to issue additional shares of our authorized but unissued common or preferred stock.

In addition, our Board may, without common stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our Board may establish a series of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit stockholder recourse in the event of actions not in our stockholders' best interests.

Our charter eliminates the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law.

Our charter authorizes us, and our bylaws and indemnification agreements entered into with each of our directors and executive officers require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of their ultimate entitlement to indemnification, to pay or reimburse defense costs and other expenses of each of our directors and officers in the defense of any proceeding to which he or she is made, or threatened to be made, a party or witness by reason of his or her service to us. As a result, we and our stockholders have rights against our directors and officers that are more limited than might otherwise exist and, in the event that actions taken by any of our directors or officers impede the performance of our company, your and our ability to recover damages from such director or officer will be limited.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed with or without cause upon the affirmative vote of holders of at least two thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Failure to qualify as a REIT for this and prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2013, but recently terminated our election, effective January 1, 2024. Prior to terminating our REIT election, our qualification as a REIT depended upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We structured our activities in a manner designed to satisfy all the requirements to qualify as a REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, regarding qualification as a REIT is not binding on the Internal Revenue Service (the "IRS"). Satisfying the asset tests depended on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination. Furthermore, during the period that we elected to be taxed as a REIT, we invested in certain assets that we believed were qualifying assets for purposes of the REIT assets tests, such as mezzanine loans meeting certain requirements and commercial property assessed clean energy assets, and no assurance can be provided that the IRS would agree with such characterizations. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to have satisfied all requirements for qualification as a REIT for prior taxable years. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT for prior taxable years.

We received a private letter ruling from the Internal Revenue Service ("IRS"), which we refer to as the Ruling, relating to our ability to treat certain of our assets as qualifying REIT assets. We were entitled to rely on this Ruling for those assets which fit within the scope of the Ruling only to the extent that we had the legal and contractual rights described in the Ruling, and we operated in accordance with the relevant facts described in the Ruling request we submitted, such facts were accurately presented and only to the extent that the Ruling was not inconsistent with the Real Property Regulations (as discussed in more detail below). As a result, no assurance can be given that we were able to rely on the Ruling during the period that we elected to be taxed as a REIT.

In August of 2016, the Treasury Department and the IRS published regulations which we refer to as the Real Property Regulations relating to the definition of "real property" for purposes of the REIT income and asset tests with respect to our taxable years that we elected to be taxed as a REIT beginning after December 31, 2016. Among other things, the Real Property Regulations provide that an obligation secured by a structural component of a building or other inherently permanent structure qualifies as a real estate asset for REIT qualification purposes only if such obligation is also secured by a real property interest in the inherently permanent structure served by such structural component. This aspect of the Real Property Regulations has important implications for our qualification as a REIT during the periods that we elected to so qualify, because a significant portion of our REIT qualifying assets consisted of receivables that were secured by liens on installed structural improvements designed to improve the energy efficiency of buildings and a significant portion of our REIT qualifying gross income was interest income earned with respect to such receivables.

The structural improvements securing the receivables held by us during the period we elected to be taxed as a REIT generally qualified as "fixtures" under local real property law, as well as under the Uniform Commercial Code, or the UCC, which governs rights and obligations of parties in secured transactions. Although not controlling for REIT purposes, the general rule in the United States is that once improvements are permanently installed in real properties, such improvements become fixtures and thus take on the character of and are considered to be real property for certain state and local law purposes. In general, in the United States, laws governing fixtures, including the UCC and real property law, afford lenders who have secured their financings with security interests in fixtures with rights that extend not just to the fixtures that secure their financings, but also to the real properties in which such fixtures have been installed. By way of example only, Section 9-604(b) of the UCC, which has been adopted in all but two states in the United States, permits a lender secured by fixtures, upon a default, to enforce its rights under the UCC or under applicable real property laws. Although there is limited authority directly on point, given the nature of, and the extent to which, the structural improvements securing the receivables held by us during the period we elected to be taxed as a REIT were integrated into and served the related buildings, we believe that the better view is that the nature and scope of our rights in such buildings that inured to us as a result of our receivables were sufficient to satisfy the requirements of the Real Property Regulations described above. In addition to the limited authority directly on point, two other important caveats apply in this regard. First, the Real Property Regulations do not define what is required for an obligation secured by a lien on a structural component to also be secured by a real property interest in the building served by such structural component. However, the initial proposed version of the Real Property Regulations, which never became effective, included a requirement that the interest in the real property held by a REIT be "equivalent" to the interest in a structural component held by the REIT in order for the structural component to be treated as a real estate asset. This requirement was ultimately not included in the final Real Property Regulations, in part in response to comments that such requirement may negatively affect investment in energy efficiency and renewable energy assets. We believe the deletion of this requirement implies that under the final Real Property Regulations, our rights in the building during the period we elected to be taxed as a REIT did not need to be equivalent to our rights in the structural components serving the building. Second, real property law is typically relegated to the states and the specific rights available to any lien or mortgage holder, including our rights as a fixture lien holder described above, may vary between jurisdictions as a result of a range of factors, including the specific local real property law requirements and judicial and regulatory interpretations of such laws, and the competing rights of mortgage and other lenders. During the period we elected to be taxed as a REIT, we applied the analysis described above in a number of states that have adopted Section 9-604(b) of the UCC. In addition, in states where Section 9-604(b) of the UCC has not been adopted, we applied the analysis described above based on the application of the local real property laws of that state to the extent that we received advice from counsel in those jurisdictions that local real property law provided us with appropriate rights to the buildings in which the structural improvements securing our receivables were installed. Furthermore, we applied the analysis described above to certain receivables secured by liens on structural improvements installed in buildings located in certain U.S. installations outside of the United States, based on our view that such installations were subject to U.S. sovereignty and as a result the UCC applied in such installations. While a number of cases have addressed the rights of fixture lien holders generally, there are limited judicial interpretations in only a few jurisdictions that directly address the rights and remedies available to a fixture lien holder in the real property in which the fixtures have been installed. Such rights have been addressed in some cases that support our position and, in factual circumstances distinguishable from our own, in some cases where the courts have found these rights to be more limited. The resolution of these issues in many jurisdictions therefore has remained uncertain. As a result of the foregoing, no assurance can be given that the IRS will not challenge our position that the receivables that we held during the periods that we elected to be taxed as a REIT met the requirements of the Real Property Regulations or that, if challenged, such position would be sustained.

The preamble to the Real Property Regulations provides that, to the extent a private letter ruling issued prior to the issuance of the Real Property Regulations is inconsistent with the Real Property Regulations, the private letter ruling is revoked prospectively from the applicability date of the Real Property Regulations. We do not believe that the Ruling is inconsistent with the Real Property Regulations because we believe the analysis in the Ruling was based on similar principles as the relevant portions of the Real Property Regulations, and accordingly we do not believe that the Real Property Regulations impacted our ability to rely on the Ruling. However, no assurance can be given that the IRS would not successfully assert that we were not permitted to rely on the Ruling during periods that we elected to be taxed as a REIT because the Ruling had been revoked by the Real Property Regulations.

If the IRS were to assert that a significant portion of the receivables that we held during periods that we elected to be taxed as a REIT did not qualify as real estate assets and did not generate income treated as interest income from mortgages on real property, we would fail to satisfy both the gross income requirements and asset requirements applicable to REITs during the relevant periods.

During the period that we elected to be taxed as a REIT, no more than 20% of the value of our total assets were permitted to consist of stock and securities of one or more taxable REIT subsidiaries, or TRSs. In order to satisfy the TRS limitation, we made loans to our TRSs that met the requirements to be treated as qualifying investments of new capital, which are generally treated as real estate assets under the Internal Revenue Code of 1986, as amended, or "the Code". Because such loans were treated as real estate assets for purposes of the REIT requirements, we did not treat these loans as TRS securities for purposes of the TRS asset limitation. However, no assurance can be provided that the IRS may not successfully assert that such loans should be treated as securities of our TRSs, which could adversely

impact our qualification as a REIT during the periods that we elected to be taxed as a REIT. In addition, our TRSs had obtained financing in transactions in which we and our other subsidiaries had provided guaranties and similar credit support. Although we believe that these financings were properly treated as financings of our TRSs for U.S. federal income tax purposes, no assurance can be provided that the IRS would not assert that such financings should be treated as issued by other entities in our structure, which could impact our compliance with the TRS limitation and the other REIT requirements during the period that we elected to be taxed as a REIT.

If the IRS were to determine that we failed to qualify as a REIT for any prior taxable year ended on or before December 31, 2023, and we do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax on our taxable income for such taxable year at the applicable corporate rate. If that were to happen, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT qualification. Losing our REIT qualification for any prior taxable year(s) could reduce our current and/or future net earnings available for investment or distribution to stockholders because of additional tax liability for any such year(s). If we were to lose our REIT qualification for any prior taxable year(s), we might be required to borrow funds or liquidate some investments in order to pay any applicable tax.

Our ability to utilize our NOLs and other carryforwards may be limited.

Under the Code, a corporation is generally allowed a deduction for net operating losses ("NOLs") carried over from prior taxable years, subject to certain limitations. As of December 31, 2023, we had approximately $666 million of gross federal NOLs, of which $87 million begin to expire in 2034 and $579 million of which can be carried forward indefinitely, and $31 million of tax credits available to reduce future federal tax liabilities. Our NOL carryforwards are subject to adjustment on audit by the Internal Revenue Service and the respective state taxing authorities. Additionally, certain of the NOL carryforwards may expire before we can generate sufficient taxable income to use them.

Our ability to use our NOLs and other carryforwards depends on the amount of taxable income generated in future periods. There can be no assurance that an additional valuation allowance on our net deferred tax assets will not be required should our financial performance be negatively impacted in the future. Such valuation allowance could be material. In addition, the use of NOLs and other carryforwards to offset taxable income is subject to various limitations, which could limit our ability to utilize these tax attributes to reduce our taxes even if we generate sufficient taxable income.

A corporation's ability to deduct its federal NOL carryforwards and to utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 of the Code ("Section 382") if it undergoes an "ownership change" as defined in Section 382 (generally where cumulative stock ownership changes among material stockholders exceed

50% during a rolling three-year period). An ownership change may severely limit or effectively eliminate our ability to utilize our NOL carryforwards and other tax attributes. In October 2023, our Board of Directors adopted a tax benefits preservation plan (the "Tax Benefits Preservation Plan") in order to preserve our ability to use our NOLs and certain other tax attributes to reduce potential future income tax obligations. The Tax Benefits Preservation Plan is designed to reduce the likelihood that we experience an ownership change by deterring certain acquisitions of our common stock. There is no assurance, however, that the deterrent mechanism will be effective, and such acquisitions may still occur. In addition, the Tax Benefits Preservation Plan may adversely affect the marketability of our common stock by discouraging existing or potential investors from acquiring our common stock or additional shares of our common stock, because any non-exempt third party that acquires

4.9% or more of the then-outstanding shares of our common stock would suffer substantial dilution of its ownership interest in HASI.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our x flexibility, and reduce the market price of shares of our stock.

Changes to the tax laws may occur, and any such changes could have an adverse effect on an investment in shares of our stock or on the market value or the resale potential of our assets. Our stockholders are urged to consult with an independent tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes at each of our remote and office locations designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property and confidential information that is proprietary, strategic or competitive in nature ("Information Systems and Data").

Our Chief Technology Officer ("CTO"), who also serves as our chief information security officer, and Deputy Chief Information Security Officer ("Deputy CISO") help identify, assess and manage our cybersecurity threats and risks. Collaborating with their team, they are responsible for steering the company-wide cybersecurity strategy, policy, standards, architecture, and processes. They also identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods.

The Company's information security program, led by our CTO and Deputy CISO, collaborates with various departments within the organization, such as information technology, legal, enterprise risk management, human resources, accounting, finance, and internal audit, as well as external third-party partners. This collaboration aims to identify, mitigate, and plan for potential cybersecurity threats comprehensively. Additionally, the Company consistently evaluates and enhances its processes, procedures, and management approaches in response to evolving cybersecurity landscapes.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data. These include incident management, change management, network segmentation, cyber protection and containment, detection and response, and recovery. We measure our programs against the National Institute of Standards and Technology Cyber Security Framework and regularly test our controls and incident response plans.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of our enterprise risk management program; (2) the information security function works with our leadership team to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (3) our CTO evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Finance & Risk Committee of our board of directors (the "Finance and Risk Committee"), which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, as well as to perform a variety of other functions throughout our business. We have enlisted the services of a third-party managed detection and response firm to conduct continuous monitoring of our information systems, including intrusion detection and alerting. We also regularly engage with assessors, consultants, auditors, and other third parties to review our cybersecurity program to help identify areas for continued focus, improvement, and compliance.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under "Part 1. Item 1A. Risk Factors" in this Annual Report on Form 10-K, including "Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results."

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The Finance & Risk Committee is responsible for overseeing the Company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our CTO and Deputy CISO. The CTO and Deputy CISO have a combined four decades of information technology and cybersecurity leadership experience across public and private sectors.

Our CTO is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Our CTO and Deputy CISO are responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response plan and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our CEO, CFO, Chief Legal Officer and other members of our leadership team. Our leadership team works with our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response plan and vulnerability management processes include reporting to our board of directors for certain cybersecurity incidents.

The Finance & Risk Committee receives periodic reports from CTO concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The Finance & Risk Committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2.   Properties

Our principal executive offices are located at One Park Place, Suite 200, Annapolis, Maryland 21401. Our telephone number is (410) 571-9860.

Item 3.   Legal Proceedings

From time to time, we may be involved in various claims and legal actions in the ordinary course of business. As of December 31, 2023, we are not currently subject to any legal proceedings that are likely to have a material adverse effect on our financial position, results of operations or cash flows.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NYSE under the symbol "HASI."

Holders

As of February 12, 2024, we had 159 registered holders of our common stock. The 159 holders of record do not include the beneficial owners of our common stock whose shares are held by a broker or bank. Such information was obtained from The Depository Trust Company.

Dividends

We intend to make regular quarterly distributions to holders of our common stock. Any distributions we make will be at the discretion of our Board and will depend upon, among other things, our actual results of operations. These results and our ability to pay distributions will be affected by various factors, including the net interest and other income from our Portfolio, our operating expenses and any other expenditures. See Item 1A. Risk Factors, and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends. See Note 11 to our audited financial statements in this Form 10-K for details of our dividends declared in 2023 and 2022.

Additionally, as we were subject to the REIT requirements to distribute at least 90% of our REIT taxable income for tax years 2023 and prior, there was a minimum amount of distributions that we were required to make. The taxable income of the REIT can vary from our GAAP earnings due to a number of different factors, including, the book to tax timing differences of income and expense recognition from our transactions as well as the amount of taxable income of our TRSs distributed to the REIT. We are no longer subject to these requirements for taxable years 2024 and onward. See Note 10 to our audited financial statements in this Form 10-K regarding the amount of our distributions that are taxed as ordinary income to our stockholders.

Stockholder Return Performance

The stock performance graph and table below shall not be deemed, under the Securities Act or the Exchange Act, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by us with the SEC, except to the extent that we specifically incorporate such stock performance graph and table by reference.

The following graph is a comparison of the cumulative total stockholder return from December 31, 2018 to December 31, 2023 on shares of our common stock, the Standard & Poor's 500 Index (the "S&P 500 Index"), and peer group indices, including the ALPS Clean Energy ETF, FTSE NAREIT All Equity REIT Index, and Global X Renewable Energy Producers ETF. The graph assumes that $100 was invested at closing on December 31, 2018, in our shares of common stock, the S&P 500 Index, and the peer group indices and that all

dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our common stock will continue in line with the same or similar trends depicted in the graph below. In this Form 10-K we have added ALPS Clean Energy ETF, which beginning with the 2024 Form 10-K for the year ended December 31, 2024 will replace the FTSE NAREIT All Equity REIT Index and Global X Renewable Energy Producers ETF as indices in this graph. As a growing, US-based, well-diversified, mid-cap investor in climate-positive real assets, we believe this index is well positioned to serve as a peer group index. ALPS Clean Energy ETF is comprised of companies who generally own or operate assets similar to our investments in renewable energy projects as well other companies positively exposed to the energy transition.



Comparison of Cumulative Total Return
(HASI, S&P 500 Index, ALPS Clean Energy
ETF, FTSE NAREIT All Equity REIT Index, and Global X
Renewable Energy Producers ETF)

Company or Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	$ 100.00	$ 177.08	$ 364.69	$ 313.37	$ 178.40	$ 181.57
S&P 500 Index	100.00	131.47	155.65	200.29	163.98	207.04
Alps Clean Energy ETF	100.00	151.67	364.37	293.55	210.10	168.00
FTSE NAREIT All Equity REIT Index	100.00	128.65	122.12	172.52	129.53	144.14
Global X Renewable Energy Producers ETF	100.00	137.05	173.56	151.36	128.19	111.76

Sources: Bloomberg L.P.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below summarizes all of our repurchases of our common stock during 2023.

Date	Total number of shares purchased[1]	Average price per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
1/18/2023	6,468	$ 34.43	N/A	N/A
3/5/2023	35,104	31.18	N/A	N/A
5/15/2023	4,452	26.10	N/A	N/A
7/31/2023	351	26.11	N/A	N/A
8/15/2023	989	23.56	N/A	N/A
11/15/2023	973	23.22	N/A	N/A

(1) During the year ended December 31, 2023, certain of our employees surrendered shares of our common stock owned by them to satisfy their tax and other compensation related withholdings associated with the vesting of restricted stock and restricted stock units. No OP units were exchanged by non-controlling interest holders during the year ended December 31, 2023. The price paid per share is based on the closing price of our common stock as of the date of the exchange and withholding.

Item 6.   [Reserved]

None.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 8. Financial Statements and Supplementary Data, of this Form 10-K. Refer to 'Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations' on our Form 10-K for the year ended December 31, 2022 for a discussion of our results for the year ended December 31, 2022 and a comparison of our results of operations for the fiscal years ended December 31, 2022 and December 31, 2021.

Overview

We are a climate positive investment firm that actively partners with clients to deploy real assets that facilitate the energy transition. With more than $12 billion in managed assets, our vision is that every investment improves our climate future. Our investments take many forms, including equity, joint ventures, land ownership, lending, and other financing transactions. In addition to net investment income from our portfolio, we also generate ongoing fees through gain-on-sale securitization transactions, asset management, and other services.

We are internally managed, and our management team has extensive relevant industry knowledge and experience. We have long-standing relationships with the leading energy service companies ("ESCOs"), manufacturers, project developers, utilities, owners and operators that provide recurring, programmatic investment and fee-generating opportunities.

We completed approximately $2.3 billion of transactions during 2023, compared to approximately $1.8 billion during 2022. As of December 31, 2023, we held approximately $6.2 billion of transactions on our balance sheet, which we refer to as our "Portfolio." For those transactions that we choose not to hold on our balance sheet, we transfer all or a portion of the economics of the transaction, typically using securitization trusts, to institutional investors in exchange for cash and/or residual interests in the assets and in some cases, ongoing fees. As of December 31, 2023, we managed approximately $6 billion in these trusts or vehicles that are not consolidated on our balance sheet. When we combine these assets with our Portfolio, as of December 31, 2023, we manage approximately $12 billion of assets, which we refer to as our "Managed Assets".

See Item 1. Business for a further discussion of our business, investing strategy, and financing strategy.

Market Conditions

As a result of increasing global awareness of and aversion to climate change impacts, we believe the climate solutions markets in which we invest, and investment in climate solutions more broadly, will continue to grow as the impact of climate change increases. In January 2024, National Oceanic and Atmospheric Administration ("NOAA") reported that globally, 2023 was the warmest year on record, with the ten warmest years since 1850 having occurred in the last decade.

In light of this trend, we expect the federal government to continue to build upon its recent efforts to support the industry for climate solutions. On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law, representing an unprecedented level of government support for the climate solutions industry as a whole. The IRA includes federal funding for tax credits, consumer rebates, and other incentives that put the United States on a path to achieve the U.S.'s goal of reducing emissions 50 percent below 2005

levels by the end of the decade. Specifically, production tax credits ("PTCs") and investment tax credits ("ITCs") for certain wind and solar investments have been extended for at least ten years, which we believe will provide developers, operators, and investors significant runway for capital deployment. Importantly, these new tax credits transition to technology-neutral credits for projects that generate electricity with zero greenhouse gas emissions placed into service after 2024 and phase down upon the later of 2032 or when annual greenhouse gas emissions in the U.S. electric sector fall 75 percent from 2022 levels. The PTCs and ITCs under the IRA are transferable, and also include energy community and low-income community adders incentivizing the installation of projects in markets traditionally underserved by the renewables industry. Further, the IRA provides incentives for domestic content production, energy storage, clean fuel production, clean transportation, and other climate solutions markets that support the expansion of our total addressable market.

The IRA builds on the climate and clean energy investments provided in the Infrastructure Investment and Jobs Act ("IIJA"), signed into law by President Biden in November 2021. The IIJA provides billions of dollars for a variety of traditional infrastructure projects, as well as funding to invest in new emissions reduction technologies, build out a domestic network of electric vehicle chargers, and strengthen the battery supply chain. Critically, the IIJA includes approximately $65 billion for energy and electric grid development, which will prove critical to integrating the next generation of renewable energy projects. While this legislation can be expected to have lasting impacts on the markets in which we invest, effects are already being seen, with the American Clean Power Association reporting in it's August 2023 publication *Clean Energy Investing in America* that $270 billion in capital investments were announced in the roughly one-year period following the signing into law of the IRA.

Each of these actions by the federal government represent unprecedented support for the climate solutions markets that we serve. While we are not dependent on the support of the federal government to achieve our financial results, we welcome these actions to further combat the impact of climate change. States are also responding, with 29 states plus the District of Columbia having renewable portfolio standards, with 17 of those states having targets that eventually require 100% of energy to be obtained from clean or renewable sources.

These positive industry trends coupled with the increasing environmental and economic imperative to reduce carbon emissions are expected to further broaden our investment opportunities. Investments in energy efficiency as a service allow organizations to avoid the upfront costs of efficiency investments by paying for efficiency-enabled cost savings as operating rather than capital expenses. In its Annual Energy Outlook 2023, the U.S. Energy Information Administration ("EIA") estimates that decreasing energy intensity resulting from energy efficiency improvements will continue until at least 2050 with declines in each end-use sector.

Interest rates were volatile in 2023, and are expected to continue to be volatile into 2024. The Federal Reserve Board of Governors increased the federal funds rate (the rate at which banks lend to one another) 11 times in 2022 and 2023 for an overall increase of 5.25% to reduce inflation to stated targets. These actions, in additional to general market conditions, increased the cost of financing available to the markets that we serve in those periods. However, the Treasury yield curve as of December 31, 2023 suggests interest rates are likely to be lower in the future. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk-Interest Rate and Borrowing Risks" for an analysis of the impact of rates on our business. To date, inflationary pressures have not had a material impact on our business.

According to the EIA, the average annual Henry Hub natural gas price for 2023 was $2.57/MMBtu, a decrease of 62 percent over 2022. The EIA cites record natural gas production along with flat consumption and rising natural gas inventories as key contributors to the sharp decrease in price compared to 2022. The EIA's outlook for 2024 and 2025 is for the average price of natural gas to remain below $3.00 MMBtu. While we typically invest in projects which sell power at prices which have been prenegotiated under power purchase agreements, lower natural gas prices, may negatively impact, renewable energy projects that sell wholesale power on a "merchant" basis at spot market prices, as wholesale electricity prices are closely tied to wholesale natural gas prices in many parts of the United States. For more detail on commodity price impacts, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk-Commodity Price Risk".

Notwithstanding any concerns that current market conditions have raised for our business, we believe significant opportunities exist for us to grow our business. As a long-term participant committed to providing capital for climate solutions, we plan to continue to fund projects that meet our underwriting standards and look for opportunities to expand our business.

Factors Impacting Our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the size and mix of our Portfolio, the income we receive from securitizations, syndications and other services, our Portfolio's credit risk profile, changes in market interest rates, commodity prices, federal, state and/or municipal governmental policies, general market conditions in local, regional and national economies, and maintain our exemption from registration as an investment company under the 1940 Act and the impact of climate change.

Portfolio Size and Mix

The size and mix of our Portfolio will be a key driver of revenue. Generally, as the size of our Portfolio on our balance sheet grows the amount of our revenue will increase. Our Portfolio may grow at an uneven pace as opportunities to originate new assets may be irregularly timed, and the timing and extent of our success in such originations cannot be predicted. To the extent the size of our Portfolio changes due to equity method investment activity, the income or loss from such investments will not be included in revenue but are reflected as income (loss) from equity method investments in our income statement and will vary over time. In addition, we may decide for any particular asset that we should securitize or otherwise sell a portion, or all, of the asset, which would result in gain on sale of receivables and investments or fee income as described below. The level of portfolio activity will fluctuate from period to period based upon the market demand for the capital we provide, our view of economic fundamentals including interest rates, the present mix of our Portfolio, our ability to identify new opportunities that meet our investment criteria, the volume of projects that have advanced to stages where we believe a transaction is appropriate, seasonality in our activities and in the various projects where we may provide debt or equity and our ability to consummate the identified opportunities, including as a result of our available capital. The level of our new origination activity, the percentage of the originations that we choose to retain on our balance sheet and the related income, will directly impact our interest and rental revenue and income from equity method investments.

Income from Securitization, Syndication and Other Services

We earn gain on sale of assets or fee income by securitizing or selling all or a portion of certain transactions. For transactions that we securitize via a non-consolidated trust, we recognize a gain on the securitization. The gain may be comprised of either or both cash received and a residual interest in securitized assets. We may also recognize additional income from servicing fees from these securitized assets over the life of the asset. We view the revenue from such activities as a valuable component of our earnings and an important source of franchise value.

In many cases, we arrange the securitization of the loan or other asset prior to originating the transaction and thus avoid exposure to credit spread and interest rate risks. In these cases, we avoid funding risks for these financings or other assets given that our securitization partners contractually agree to fund such assets before the origination transaction is completed.

We also generate fee income for syndications where we arrange financings that are held by other investors or if we sell existing transactions to other investors. In these transactions, unless we decide to hold a portion of the economic interest of the transaction on our balance sheet, we have no exposure to risks related to ownership of those financings. We may charge advisory, retainer or other fees, including through our broker dealer subsidiary.

The total amount of income from securitizations, syndications, and other services will vary from quarter to quarter depending on various factors, including the level of our originations, the duration, credit quality and types of assets we originate, current and anticipated future interest rates, the impact on our leverage, the mix of our Portfolio and our need to tailor our mix of assets in order to maintain our exemption from registration under the 1940 Act.

Credit Risks

We source and identify quality opportunities within our broad areas of expertise and apply our rigorous underwriting processes to our transactions, which, we believe, will generally enable us to minimize our credit losses and maintain our current level of financing costs. In the case of various renewable energy and other sustainable infrastructure projects, we will be exposed to the credit risk of the obligor of the project's PPA or other long-term contractual revenue commitments, as well as to the credit risk of certain suppliers and project operators. While we do not anticipate facing significant credit risk in our assets related to government energy efficiency projects, we are subject to varying degrees of credit risk in these projects in relation to payment guarantees provided by ESCOs that are required in the event that certain energy savings are not realized by the customer. We are also exposed to credit risk in

our other projects that do not benefit from governments as the obligor such as on balance sheet financing of projects undertaken by universities, schools and hospitals, as well as privately owned commercial projects. We have extended mezzanine loans to various special purpose entities which own residential or community solar projects, and the ultimate repayment of those loans is dependent on the creditworthiness of the related residential obligors. As a result of investing in these and other mezzanine loans, we are exposed to additional credit risk. In certain instances, interest is paid on our mezzanine loans in-kind, which increases our outstanding loan balances and causes the ultimate repayment of cash to occur later. We seek to manage credit risk through thorough due diligence and underwriting processes, strong structural protections in our transaction agreements with customers and continual, active asset management and portfolio monitoring. Nevertheless, unanticipated credit losses could occur and during periods of economic downturn in the global economy, our exposure to credit risks from obligors increases, and our efforts to monitor and mitigate the associated risks may not be effective in reducing our credit losses. See Item 7A. Quantitative and Qualitative Disclosures about Credit Risks for further information on our credit risks and see Note 6 to our audited financial statements in this Form 10-K for additional detail of the credit risks surrounding our Portfolio.

Changes in Market Interest Rates and Liquidity

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. We are subject to interest rate risk in connection with new asset originations and our borrowings, including our revolving credit facilities, and in the future, to the extent we choose to enter into any new floating rate assets, revolving credit facilities or other borrowings. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk for further information on interest rates risks and liquidity.

Commodity Prices

When we make investments in a project that is exposed to commodity prices, we may also be exposed to volatility in those prices. For example, the performance of renewable energy projects that produce electricity can be impacted by volatility in the market prices of various forms of energy, including electricity, coal and natural gas. This is especially true for utility scale projects that sell power on a wholesale basis such as many of our Grid-Connected projects as opposed to Behind-the-Meter projects which compete against the retail or delivered costs of electricity which includes the cost of transmitting and distributing the electricity to the end user. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk for further information on the impact of commodity prices.

Government Policies

We make investments in renewable energy projects that typically depend in part on various federal, state or local governmental policies that support or enhance the project's economic feasibility.

Such policies may include governmental initiatives, laws and regulations designed to reduce energy usage and impact the use of renewable energy or the investment in, and the use of, climate solutions. Policies and incentives provided by the U.S. federal government may include tax credits, tax deductions, bonus depreciation, federal grants and loan guarantees, and energy market regulations. The value of tax credits, deductions and incentives and how they can be realized may be impacted by changes in tax laws, rates, or regulations.

Incentives provided by state and local governments may include an RPS or similar clean energy standard, which specify the portion of the power utilized by local utilities that must be derived from renewable or clean energy sources. Additionally, certain states have implemented feed-in or net metering tariffs, pursuant to which electricity generated from renewable energy sources is purchased at a higher rate than prevailing wholesale rates. Other incentives include tariffs, tax incentives and other cash and non-cash payments.

Governmental agencies, commercial entities and developers of climate solutions projects frequently depend on these policies and incentives to help defray the costs of various projects. Government regulations also impact the terms of third party financing provided to support these projects. If any of these government policies, incentives or regulations are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, the operating results of the projects we finance and the demand for, and the returns available from our investments may decline, which could harm our business.

Impacts of climate change on our future operations

As our business is focused on reducing carbon emissions and increasing resiliency to climate change, we are impacted by the effects of climate change and various related regulatory responses. In managing our business, we consider the potential impacts to our operations that may result in certain climate-related scenarios. We have implemented the recommendations of the TCFD, which provides a framework to consider and disclose our processes for managing the risks and opportunities associated with climate change. We have disclosed the components of the TCFD framework throughout this document. The following tables highlight our evaluation of potential impacts to our business in two climate related scenarios as well as our resilience to and strategy for handling the potential impacts.

Transition Risks and Opportunities - We believe our Portfolio will be impacted by the transition risks and opportunities contemplated by the Paris Accords and the achievement of its objectives.

Scenario 1 - Global action is taken to limit the global temperature increase to 1.5 degrees Celsius above pre-industrial levels

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact on our management strategy
The price of Renewable Energy Credits ("RECs") or similar structures increase as more aggressive renewable portfolio standards and corporate renewable energy targets are implemented	Increased expected cash flows and financial returns for certain of our investments to the extent the RECs are sold at higher market prices. Increased debt/lease service coverage ratio for the obligors of our renewable energy debt investments and solar real estate leases that sell RECs at higher market pricing. The resulting increase in cash flows may also allow us to apply greater financial leverage to these investments and enhance our profitability. If there was a material increase in value associated with RECs, it is likely that more renewable energy projects would be developed in geographic areas where the RECs were more valuable, leading to more potential investment opportunities for us.	If the overall price level of RECs increased by 5% we would expect an approximately 1% increase in future cash flows for our existing GC and BTM equity investments. We would not expect a material impact to our, renewable energy debt, solar real estate, or energy efficiency investments.	We may identify more investment opportunities resulting from the increased REC value. In addition, to the extent that our investments become more valuable we would consider whether it would be more economical to our stockholders to either monetize the investment given the increase in value or continue to hold in our Portfolio and maximize our returns from adding additional leverage to our financing.

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact on our management strategy
A carbon tax or similar carbon pricing mechanism is implemented by governmental authorities which may cause an increase to (i) power prices, (ii) operating costs for certain entities, and (iii) the competitiveness of renewable energy, energy efficiency and storage projects	Increased cash flows and financial returns from certain investments to the extent power is sold at higher market prices due to the increase in cost imposed on fossil fueled energy projects. Increases in the debt/lease service coverage ratio for the obligors of our renewable energy debt investments and solar real estate leases that sell power at higher market pricing. The resulting increase in cash flows may also allow us to apply greater financial leverage to these investments and enhance our profitability. Increased energy cost savings from energy efficiency solutions. Increased competitiveness of renewable energy projects with fossil fueled power plants, due to an increase in power prices. An increase in the items mentioned above may increase the volume of assets available in which we can invest. However, the implementation of a carbon tax may also have a negative impact on the financial health of utilities and corporate entities who also purchase power from renewable energy projects in which we have invested. The credit ratings of these entities may be downgraded due to additional operating expenses resulting from a carbon tax. A credit rating downgrade may reduce the amount of financial leverage we are able to utilize. If this were to occur, our overall profitability could decline.	A portion of our Portfolio is exposed to changes in the market price of power. Whether it is due to sales of energy at the then current market price or through a re-contracting of fixed price power purchase agreements. Under a scenario where a carbon tax drives the price of power up by 10%, our existing GC equity investments may hit their preferred return targets earlier, resulting in a modest increase in our overall investment yield, compared to the current baseline scenario. Our existing BTM and GC equity investments would experience a 3% increase in expected cash flows. We would not expect a material impact to our, renewable energy debt, solar real estate, or energy efficiency investments.	In relation to new business, there is the potential that more competitors enter our markets and put pressure on our asset pricing strategies as renewable energy and energy efficiency projects become more cost competitive with fossil fuel electricity generation assets. We are constantly reviewing our pricing strategies and would continue to do so in this scenario to understand how we can continue to make investments with acceptable risk adjusted returns. In addition, to the extent that our investments become more valuable we would consider whether it would be more economical to our stockholders to either monetize the investment given the increase in value or continue to hold in our Portfolio and maximize our returns from adding additional leverage to our financing.
A significant increase in research and re-development investment in renewable energy, energy storage, and energy efficiency technologies by public and private entities	Continued decreases in cost could make renewable energy, energy storage, and energy efficiency technologies more cost competitive. As a result, we may experience an increase in investment opportunities available to us.	Given the nature of our business activities and focus on structuring transactions to meet the capital needs of our clients, it is difficult to reliably quantify the positive impact on our investment opportunities. However, we would expect to achieve accretive economics from this assumption.	In the development of our investment strategies we would consider investment in different technologies that we may not have historically invested based upon the additional development and maturation gained through the prospective increase in research and development. Additionally, the lower cost of projects may influence the amount of investment we would make in each opportunity.

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact on our management strategy
Significant growth in positive public sentiment for climate solutions investment	Increased demand for investment in climate solutions may increase the volume of transactions in which we may invest, reduce our overall cost of capital and increase our profitability.	Given the nature of our business activities and focus on structuring transactions to meet the capital needs of our clients, it is difficult to reliably quantify the positive impact on our investment opportunities. However, we would expect to achieve accretive economics from this assumption.	An increased demand for climate solutions may increase competition and influence our pricing strategy. We would continue to review our pricing strategies with these opportunities.
Customer preference shifting to match electricity demand with carbon-free energy generation from resources on the same regional grids	Increased demand for climate solutions investment in particular regions increase the volume of transactions in which we may invest, reduce our overall cost of capital and increase our profitability.	Given the nature of our business activities and focus on structuring transactions to meet the capital needs of our clients, it is difficult to reliably quantify the positive impact on our investment opportunities. However, we would expect to achieve accretive economics from this assumption.	Changing consumer preference can drive investments in renewable deployments in new areas to improve the localization of clean energy supplies and can drive development of multi-technology portfolios of intelligent generation and storage, both of which may increase the total investment opportunities available to us.

Scenario 2 - Global temperatures increase more than 2 degrees Celsius above pre-industrial levels

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact to our management strategy
No meaningful government policy to shift the trajectory of global climate change	Given current trends, even without an increase in government support, we might expect increased demand for climate solutions due to the improving economics and cost competitiveness of these technologies. Such growth in demand may increase the volume of investment opportunities available to us.	Given the nature of our business activities and focus on structuring transactions to meet the capital needs of our clients, it is difficult to reliably quantify the impact on our investment opportunities. However, we would expect to achieve accretive economics from this assumption.	The increased demand in climate solutions may increase competition and influence our pricing strategy.
An increase in demand for climate change resiliency solutions	Flooding and storm surges may become more frequent, resulting in an increase in demand for storm water management assets. Greater instability in the power grid may increase the demand for on-site and distributed power generation systems and battery storage. If the above events occur, we may experience an increase in the volume of investment opportunities available to us.	Given the nature of our business activities and focus on structuring transactions to meet the capital needs of our clients, it is difficult to reliably quantify the positive impact on our investment opportunities. However, we would expect to achieve accretive economics from this assumption.	The increased demand in climate solutions may increase competition and influence our pricing strategy.

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact to our management strategy
Greater variability and instability in the commodity markets	Potential increases in the price of commodities (e.g., natural gas) due to climate change induced supply chain and transport disruptions, such as a major hurricane striking a series of gulf coast pipelines, may drive power prices higher, thus increasing financial returns from certain of our investments to the extent the power is sold at market prices rather than under fixed price contracts.

However, climate change-related impacts to the amount of potable water supplies, such as irregular rainfall and saltwater intrusion, may drive increases in the price of water. These increases in cost may increase the demand for assets that increase water use efficiency, resulting in an increase in the volume of investment opportunities available to us. | We believe any mentioned impacts that are realized, are short-term in nature and we would not expect a material impact on our investments. | We currently have risk management processes which include a recurring review of our investments through our portfolio management function to assess any increasing operational costs of our investments. For our Portfolio, we will actively manage the risk to make appropriate adjustments to budget approvals, operational approvals, and other asset management tasks. For any new investments, we make conservative assumptions to protect our investments from such types of pricing volatility and will continue to do so, including new assumptions around commodity volatility as relevant. |

Physical Risks and Opportunities - Given the assessments of the United Nation's Intergovernmental Panel on Climate Change and other leading climate research organizations regarding the probability of a 1.5 Celsius increase in global temperature and serious climatic impacts even with the most aggressive emissions reduction initiatives, we believe our Portfolio will be impacted by physical risks regardless of the actions taken as discussed above. We assume the types of risks to which our Portfolio is exposed are similar under either Scenario 1 or 2 (albeit at varying degrees of severity).

Scenario 1 - Global action is taken to limit the global temperature increase to 1.5 degrees Celsius above pre-industrial levels and

Scenario 2 - Global temperatures increase more than 2 degrees Celsius above pre-industrial levels.

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact to our management strategy
Increased (i) flooding events due to heavier rainfalls and increased storm surge due to rising sea levels, (ii) the probability and severity of wildfires and (iii) increased frequency and severity of storms and other weather-related events	Our existing investments in low lying areas are exposed to potential flooding events and other storm damage and such events may cause construction delays, operational shutdowns, and more significant site damage.	We would not expect a material risk to the cash flows from our investments as we typically require insurance coverage for these events where the project owner bears this cost. Refer to later discussion on the impacts of the increase in insurance costs.	When underwriting our investments we negotiate structural protections to mitigate any loss we may incur from operations or inability of the projects to operate (this includes project insurance). For any new investment opportunities we would evaluate the exposure to rising sea levels and structure our investment terms such that we protect our invested capital.

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact to our management strategy
	A portion of our investments are located in high wildfire risk regions and are exposed to catastrophic damage from wildfire events.	We would not expect a material risk to the cash flows from our investments as we typically require insurance coverage for these events where the project owner bears this cost. Refer to later discussion on the impacts of the increase in insurance costs.	When underwriting our investments we negotiate structural protections to mitigate any loss we may incur from operations or inability of the projects to operate (this includes project insurance). For any new investment opportunities we would evaluate the exposure to wildfires and structure our investment terms such that we protect our invested capital.
	Solar energy assets that are not in the direct path of wildfires but are within the proximity thereof may have reduced power production due to ash soiling on the panels or reduced solar insolation due to ash clouds. If the events above were to occur, we may experience reduced cash flows and financial returns from these investments, which may cause us to reduce the amount of financial leverage we utilize and cause a decline in our overall profitability.	The potential impact of additional soiling of panels or ash clouds was assessed and is not expected to have a material impact on the cashflows and value of our portfolio.	To the extent this became a material issue we would seek out protections to mitigate any impact of this, such as adding panel washing requirements to contracts.
Operational performance of the projects in which we invest are impacted by the global temperature increase	A decrease in performance and power generation of the solar and wind energy assets related to our investments, as the performance of these assets vary based upon the ambient temperatures (in the case of solar) and air density (in the case of wind). Both conditions may be caused by increases in global temperatures.	Solar portfolio production can be affected by an increase in global temperature depending on the geography. High temperatures have a significant efficiency impact on wind turbines as high temperature faults create more wear and tear on equipment. If production of these GC assets decreases by 5% the cash flows from those investments would be expected to decrease by approximately 10%. We would not expect a material impact on our BTM equity investments, renewable energy debt, solar real estate and energy efficiency investments.	When underwriting our investment opportunities we make conservative assumptions regarding performance and operational expenses that protect our returns from some level of unexpected performance or operation issues in the future. We will continue to adjust our assumptions as additional risks and severity of climate risk are assessed. We actively manage our Portfolio to preemptively and proactively address any operational or maintenance issues.
	Increased wind variability and increased wear on wind turbine components, which may increase operating costs.	An increase in operating expenses would result and if there was 5% higher operating expenses the cash flows from our GC equity investments would be expected to decrease by 4%.	

Assumption	Qualitative Impacts	Quantitative Impacts	Considerations of and impact to our management strategy
	Increased operating costs and lower generation from the increase in temperatures may reduce our expected cash flows and financial returns from our investments, which may cause us to reduce the amount of financial leverage we utilize and cause a decline in our overall profitability.	If there were both a decrease in production of 5% and higher operating expenses of 5% our cash flows from our GC equity investments would be expected to decline by 12%. We would not expect a material impact on our renewable energy debt, solar real estate and energy efficiency investments.	
An increase in water scarcity potentially resulting in an increase in the price of water	Water is used to clean the panels on solar energy assets to maintain their efficiency. An increase in water prices may reduce the cash flows and financial returns from our related investments, which may cause us to reduce the amount of financial leverage we utilize and cause a decline in our overall profitability. Climate change related impacts to the amount of potable water supplies, such as irregular rainfall and saltwater intrusion, may drive increases in the price of water. These increases in cost may increase the demand for assets that increase water use efficiency resulting in an increase in the volume of investment opportunities available to us.	The impact of water scarcity and increased prices to our Portfolio is not expected to have a material impact on the cash flows of our investments.	To the extent this becomes a material matter we would seek out protections to mitigate any impact of additional water related costs. The increased demand in these projects may increase competition and influence our pricing strategy.
An increase in the cost, or a change in the availability of insurance	In anticipation of climate change related physical risks, projects related to our investments in particularly vulnerable regions, such as low-lying coastal areas, may face increases in insurance costs. An increase in insurance costs may reduce the cash flows and financial returns from these investments and may cause us to reduce the amount of financial leverage we utilize and cause a decline in our overall profitability.	Insurance policies are executed on an annual basis and in some regions the price of insurance could increase such that the cash flow and value of our projects in high risk geographic regions are affected. This increase in insurance cost would drive an increase in total operating expenses. We have estimated that an increase in operating expenses of 5% would be expected to reduce our cash flows from GC equity investments by 4%, and from BTM equity investments by 1% . We would not expect a material impact on our renewable energy debt, solar real estate and energy efficiency investments.	We require that the projects in which we invest are insured against casualty events that could impact our cash distributions. We continually evaluate whether there are superior asset or portfolio level policies that are available that optimize our insurance coverage and premium costs.

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. The following discussion addresses the accounting policies that we use including areas that involve the use of significant estimates. Our most critical accounting policies involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements are based are reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates may be expanded over time. Those material accounting policies and estimates that we expect to be most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below. See Note 2 to our audited financial statements in this Form 10-K for further details on our accounting policies.

We evaluate our critical accounting estimates and judgments on an ongoing basis and update them, as necessary, based on changing conditions.

We have identified the following accounting policies as critical because they require significant judgments and assumptions about highly complex and inherently uncertain matters and the use of reasonably different estimates and assumptions could have a material impact on our reported results of operations or financial condition.

Consolidation

We account for our investment in entities that are considered voting or variable interest entities under ASC 810, *Consolidation*. We perform an ongoing assessment and make judgments to determine the primary beneficiary of each entity as required by ASC 810, which includes an assessment of the type and degree of control we have over the entity. If we would conclude that certain of these entities should be consolidated, we would include the entities' assets, liabilities and related activity in our financial statements, along with non-controlling interests related to the ownership of the other equity holders. Refer to discussion below relating to additional consolidation considerations related to the securitization of receivables. We further discuss our process for evaluating these judgments in Note 2 to our audited financial statements in this Form 10-K.

Equity Method Investments

For our non-consolidated equity investments that we have concluded contain substantive profit sharing agreements, we generally determine our income allocations under the equity method of accounting based on the change in our claim on net assets of the investee entity as reported by the investee using a method commonly referred to as the hypothetical liquidation at book value method or ("HLBV"). This method uses a hypothetical liquidation scenario that may require judgment in its application and could have a material impact on our reported financial results. Any changes in this method of application or in certain assumptions could either increase or decrease our net income and the carrying value of the assets accounted for under this method. We further discuss our process for applying this method of income allocations in Note 2 to our audited financial statements in this Form 10-K.

Impairment of our Portfolio

We evaluate the various assets in our Portfolio on at least a quarterly basis, and more frequently when economic or other conditions warrant such an evaluation, for delinquencies or other events that may indicate a potential impairment or specific consideration in the development of the allowance for credit losses. For our equity method investments and real estate, if an impairment charge is deemed appropriate it would be recorded in our income statement and reduce our net income. In addition, for our receivables, we make judgments about our expected losses related to the receivables in our Portfolio and record an allowance for credit losses on such receivables with a provision for loss on receivables in our income statement. We further discuss our process for evaluating these judgments in Note 2 to our audited financial statements in this Form 10-K.

Securitization of Financial Assets

We have established various special purpose entities or securitization trusts for the purpose of securitizing certain receivables or other debt investments. We make judgments, based in part, on supporting legal opinions, on whether these entities should be consolidated as a variable interest entity, as defined in ASC 810, *Consolidation*, and whether the transfers to these entities are accounted for as a sale of a financial asset or a secured borrowing under ASC 860, *Transfers and Servicing*. If we would conclude that certain of these special purpose entities or securitization trusts should be consolidated, we would include the assets and liabilities of the entity and their related activity in our financial statements. If sale accounting is not met in these transactions, it would be treated as a secured borrowing rather than a sale in our financial statements, which would result in reduced revenue in the period in which an asset contributed to the trust and an increase in assets and non-recourse debt. We further discuss our process for evaluating these judgments in Note 2 to our audited financial statements in this Form 10-K. We also make assumptions regarding the fair value of our securitization assets in these transferred assets. If our determination of fair value is determined to be incorrect, our gain on sale of receivables and investments in our income statement and securitization assets on our balance sheet will be inaccurate. See Note 3 to our audited financial statements in this Form 10-K for a discussion around fair value measurements.

Results of Operations

For a comparison of our results of operations for the fiscal years ended December 31, 2022 and December 31, 2021, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 21, 2023.

We completed approximately $2.3 billion of transactions during 2023, compared to approximately $1.8 billion during 2022. Our strategy includes holding a large portion of these transactions on our balance sheet. We refer to the transactions we hold on our balance sheet as of a given date as our "Portfolio". Our Portfolio was approximately $6.2 billion as of December 31, 2023 and $4.3 billion December 31, 2022.

Portfolio

Our Portfolio totaled approximately $6.2 billion as of December 31, 2023, and included approximately $3.0 billion of BTM assets, approximately $2.3 billion of GC assets, and approximately $0.9 billion of FTN assets. Approximately 45% of our Portfolio consisted of unconsolidated equity investments in renewable energy related projects. Approximately 51% consisted of commercial and government receivables on our balance sheet and approximately 4% of our Portfolio was real estate leased to renewable energy projects under long-term operating lease agreements. Our Portfolio consisted of over 520 transactions with an average size of $12 million and the weighted average remaining life of our Portfolio (excluding match-funded transactions) of approximately 17 years as of December 31, 2023.

The table below provides details on the interest rate and maturity of our receivables and debt securities as of December 31, 2023:

(in millions)		Balance	Maturity
Floating-rate receivable, interest rate of 10.1%	$	277	2026 to 2026
Fixed-rate receivables, interest rates less than 5.00% per annum		102	2025 to 2047
Fixed-rate receivables, interest rates from 5.00% to 6.49% per annum		417	2024 to 2061
Fixed-rate receivables, interest rates from 6.50% to 7.99% per annum		868	2025 to 2069
Fixed-rate receivables, interest rates from 8.00% to 9.49% per annum		1,004	2027 to 2039
Fixed-rate receivables, interest rates 9.50% or greater per annum		456	2024 to 2047
Receivables[1]		3,124	
Less: Allowance for loss on receivables		(50)	
Receivables, net of allowance		3,074	
Fixed-rate investments, interest rates less than 5.00% per annum		7	2035 to 2051
Fixed-rate investments, interest rates from 5.00% to 6.50% per annum		—	2047 to 2050
TOTAL RECEIVABLES AND INVESTMENTS	$	**3,081**	

(1) Excludes receivables held-for-sale of $35 million.

The table below presents, for the debt investments and real estate related holdings of our Portfolio and our interest-bearing liabilities inclusive of our short-term commercial paper issuances and revolving credit facilities, the average outstanding balances, income earned, the interest expense incurred, and average yield or cost. Our earnings from our equity method investments are not included in this table.

	Years Ended December 31,					
(dollars in millions)		2023		2022		2021
Portfolio, excluding equity method investments						
Interest income, receivables	$	203	$	132	$	106
Average balance of receivables	$	2,424	$	1,650	$	1,301
Average interest rate of receivables		8.4%		8.0%		8.1%
Interest income, investments	$	1	$	1	$	1
Average balance of investments	$	12	$	13	$	26
Average interest rate of investments		4.9%		4.4%		4.0%
Rental income	$	21	$	26	$	26
Average balance of real estate	$	286	$	357	$	358

Average yield on real estate		7.4%		7.3%	7.2%
Average balance of receivables, investments, and real estate	$	2,722	$	2,021 $	1,685
Average yield from receivables, investments, and real estate		8.3%		7.9%	7.9%
Debt					
Interest expense, including the impact of cash flow hedges[1]	$	171	$	116 $	106
Average balance of debt	$	3,437	$	2,688 $	2,300
Average cost of debt		5.0%		4.3%	4.6%

(1) Excludes loss on debt modification or extinguishment included in interest expense in our income statement.

The following table provides a summary of our anticipated principal repayments for our receivables and investments as of December 31, 2023:

			Principal payment due by Period			
(in millions)		Total	Less than 1 year	1-5 years	5-10 years	More than 10 years
Receivables (excluding allowance)	$	3,124 $	182 $	803 $	1,481 $	658
Investments		7	1	1	3	2

See Note 6 to our audited financial statements in this Form 10-K for information on:

- the anticipated maturity dates of our receivables and investments and the weighted average yield for each range of maturities as of December 31, 2023,
- the term of our leases and a schedule of our future minimum rental income under our land lease agreements as of December 31, 2023,
- the Performance Ratings of our Portfolio, and
- the receivables on non-accrual status.

For information on our securitization assets relating to our securitization trusts, see Note 5 to our audited financial statements in this Form 10-K. The securitization assets do not have a contractual maturity date and the underlying securitized assets have contractual maturity dates until 2059.

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

			Years ended December 31,			
(dollars in thousands)		2023	2022	$ Change	% Change
Revenue					
Interest income	$	207,794 $	134,656 $	73,138	54%
Rental income		21,251	26,245	(4,994)	(19)%
Gain on sale of receivables and investments		68,637	57,187	11,450	20%
Securitization asset income		19,259	17,905	1,354	8%
Fee income		2,930	3,744	(814)	(22)%
Total revenue		**319,871**	**239,737**	**80,134**	**33%**
Expenses					
Interest expense		171,008	115,559	55,449	48%
Provision for loss on receivables		11,832	12,798	(966)	(8)%
Compensation and benefits		64,344	63,445	899	1%
General and administrative		31,283	29,934	1,349	5%
Total expenses		**278,467**	**221,736**	**56,731**	**26%**
Income before equity method investments		**41,404**	**18,001**	**23,403**	**130%**
Income (loss) from equity method investments		140,974	31,291	109,683	351%
Income (loss) before income taxes		**182,378**	**49,292**	**133,086**	**270%**
Income tax benefit (expense)		(31,621)	(7,381)	(24,240)	328%
NET INCOME (LOSS)	$	**150,757** $	**41,911** $	**108,846**	**260%**

- Net income increased by approximately $109 million as a result of a $110 million increase in income from equity method investments and an $80 million increase in total revenue, partially offset by a $57 million increase in total expense and a $24 million increase in income tax expense. These results do not include the Non-GAAP earnings adjustment related to equity method investments, which is discussed in the Non-GAAP Financial Measures section.

- Interest income increased by $73 million due to a higher average rate on a larger portfolio. Rental income decreased as a result of the deconsolidation of certain special purpose entities which held such land assets as a result of amendments to terms of the non-recourse debt held by those special purpose entities. See the table above for information on our average receivables, investment, and land balance and average yield on those assets. Gain on sale of receivables and investments and fee income increased by $11 million primarily from a change in mix of assets being securitized. Securitization income was largely flat compared to the prior year.

- Interest expense for the year increased by approximately $55 million due to a higher average rate on a higher average debt balance. See the table above for detail on our average debt rate and average debt balance. Provision for loss on receivables decreased by $1 million compared to the prior period as a result of the release of certain loan specific reserves, offset partially by provision on new loans and loan commitments.

- Compensation and benefits increased by $1 million as a result of an increase in our employee headcount and compensation. General and administrative increased by $1 million due to additional investment in corporate infrastructure.

- Income from equity method investments increased by $110 million, due to allocations of income in the current period related to tax credits allocated to our investors related to a grid-connected utility-scale solar project, as those tax credits reduced the tax equity investors ongoing claim on the net assets of the project.

- Income tax expense increased by $24 million primarily due to recording a deferred tax liability in the current period associated with the Board's 2023 approval of our decision to revoke our REIT status effective January 1, 2024.

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures useful to investors as key supplemental measures of our performance: (1) distributable earnings, (2) distributable net investment income, and (3) managed assets. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income or loss as measures of our operating performance. These non-GAAP financial measures, as calculated by us, may not be comparable to similarly named financial measures as reported by other companies that do not define such terms exactly as we define such terms.

Distributable Earnings

We calculate distributable earnings as GAAP net income (loss) excluding non-cash equity compensation expense, provisions for loss on receivables, amortization of intangibles, non-cash provision (benefit) for taxes, losses or (gains) from modification or extinguishment of debt facilities, any one-time acquisition related costs or non-cash tax charges and the earnings attributable to our non-controlling interest of our Operating Partnership. We also make an adjustment to our equity method investments in the renewable energy projects as described below. We will use judgment in determining when we will reflect the losses on receivables in our distributable earnings and will consider certain circumstances such as the time period in default, sufficiency of collateral as well as the outcomes of any related litigation. In the future, distributable earnings may also exclude one-time events pursuant to changes in GAAP and certain other adjustments as approved by a majority of our independent directors.

We believe a non-GAAP measure, such as distributable earnings, that adjusts for the items discussed above is and has been a meaningful indicator of our economic performance in any one period and is useful to our investors as well as management in evaluating our performance as it relates to expected dividend payments over time. Additionally, we believe that our investors also use distributable earnings, or a comparable supplemental performance measure, to evaluate and compare our performance to that of our peers, and as such, we believe that the disclosure of distributable earnings is useful to our investors.

Certain of our equity method investments in renewable energy and energy efficiency projects are structured using typical partnership "flip" structures where the investors with cash distribution preferences receive a pre-negotiated return consisting of priority distributions from the project cash flows, in many cases, along with tax attributes. Once this preferred return is achieved, the partnership "flips" and the common equity investor, often the operator or sponsor of the project, receives more of the cash flows through its equity interests while the previously preferred investors retain an ongoing residual interest. We have made investments in both the preferred and common equity of these structures. Regardless of the nature of our equity interest, we typically negotiate the purchase prices of our equity investments, which have a finite expected life, based on our underwritten project cash flows discounted back to the net present value, based on a target investment rate, with the cash flows to be received in the future reflecting both a return on the capital (at the investment rate) and a return of the capital we have committed to the project. We use a similar approach in the underwriting of our receivables.

Under GAAP, we account for these equity method investments utilizing the HLBV method. Under this method, we recognize income or loss based on the change in the amount each partner would receive, typically based on the negotiated profit and loss allocation, if the assets were liquidated at book value, after adjusting for any distributions or contributions made during such quarter. The HLBV allocations of income or loss may be impacted by the receipt of tax attributes, as tax equity investors are allocated losses in proportion to the tax benefits received, while the sponsors of the project are allocated gains of a similar amount. The investment tax credit available for election in solar projects is a one-time credit realized in the quarter when the project is considered operational for tax purposes and is fully allocated under HLBV in that quarter (subject to an impairment test), while the production tax credit required for wind projects and electable for solar projects is a ten-year credit and thus is allocated under HLBV over a ten year period. In addition, the agreed upon allocations of the project's cash flows may differ materially from the profit and loss allocation used for the HLBV calculations in a given period. We also consider the impact of any OTTI in determining our income from equity method investments.

The cash distributions for those equity method investments where we apply HLBV are segregated into a return on and return of capital on our cash flow statement based on the cumulative income (loss) that has been allocated using the HLBV method. However, as a result of the application of the HLBV method, including the impact of

tax allocations, the high levels of depreciation and other non-cash expenses that are common to renewable energy projects and the differences between the agreed upon profit and loss and the cash flow allocations, the distributions and thus the economic returns (i.e. return on capital) achieved from the investment are often significantly different from the income or loss that is allocated to us under the HLBV method in any one period. Thus, in calculating distributable earnings, for certain of these investments where there are characteristics as described above, we further adjust GAAP net income (loss) to take into account our calculation of the return on capital (based upon the underwritten investment rate), as adjusted to reflect the performance of the project and the cash distributed. We believe this equity method investment adjustment to our GAAP net income (loss) in calculating our distributable earnings measure is an important supplement to the income (loss) from equity method investments as determined under GAAP for an investor to understand the economic performance of these investments where HLBV income can differ substantially from the economic returns in any one period.

We have acquired equity investments in portfolios of projects which have the majority of the distributions payable to more senior investors in the first few years of the project. The following table provides results related to our equity method investments for the last three years:

(dollars in millions)	Years ended December 31,					
	2023		**2022**		**2021**	
Income (loss) under GAAP	$	141	$	31	$	126
Collections of Distributable earnings	$	39	$	57	$	23
Return of capital		24		101		30
CASH COLLECTED[1]	$	**63**	$	**158**	$	**53**

(1) Cash collected during 2023 and 2022 includes $9 million and $64 million, respectively of debt issuance proceeds from certain of our equity method investees, the repayment of which we have guaranteed.

Distributable earnings does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), or an indication of our cash flow from operating activities (determined in accordance with GAAP), or a measure of our liquidity, or an indication of funds available to fund our cash

needs, including our ability to make cash distributions. In addition, our methodology for calculating distributable earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported distributable earnings may not be comparable to similar metrics reported by other companies.

We have calculated our distributable earnings for the years ended December 31, 2023, 2022 and 2021. The table below provides a reconciliation of our GAAP net income to distributable earnings:

(dollars in thousands, except per share amounts)	Years Ended December 31,					
	2023		**2022**		**2021**	
	$	**Per Share**	**$**	**Per Share**	**$**	**Per Share**
Net income attributable to controlling stockholders[1]	$ 148,836	$ 1.42	$ 41,502	$ 0.47	$ 126,579	$ 1.51
Distributable earnings adjustments						
Reverse GAAP income from equity method investments	(140,974)		(31,291)		(126,421)	
Add equity method investments earnings adjustment	156,757		131,762		103,707	
Equity-based expenses	19,782		20,101		17,047	

Non-cash provision for loss on receivables[2]	11,832		12,798		496
Loss (gain) on debt modification or extinguishment	—		—		16,083
Amortization of intangibles	2,473		3,129		3,307
Non-cash provision (benefit) for taxes	31,621		7,381		17,158
Current year earnings attributable to non-controlling interest	1,921		409		767
DISTRIBUTABLE EARNINGS[3]	$ 232,248	$ 2.23	$ 185,791	$ 2.08	$ 158,723 $ 1.88

(1) The per share data reflects the GAAP diluted earnings per share and is the most comparable GAAP measure to our distributable earnings per share.

(2) In addition to these provisions, in 2022 we wrote-off two commercial receivables with a combined total carrying value of approximately $8 million which represented assignments of land lease payments from two wind projects that we had originated in 2014 as a part of an acquisition of a large land portfolio. In 2017, the operator of the projects terminated the lease, at which time we filed a legal claim and placed these assets on non-accrual status. In 2019, we received a court decision indicating that the owners of the projects were within their rights under the contract terms to terminate the lease which impacts the land lease assignments to us, at which time we reserved the receivables for their full carrying amount. In 2022, we received a court decision indicating that our appeal was not successful, and accordingly wrote off the full amount of the receivable. We have excluded the write off from Distributable earnings for the year ended December 31, 2022, due to the infrequent occurrence of credit losses as well as the unique nature of the receivables, as the assignment of land lease payments from wind projects represent a small portion of our total portfolio.

(3) Distributable earnings per share are based on 104,319,803 shares, 89,355,907 shares and 84,268,341 shares for the years ended December 31, 2023, 2022 and 2021, respectively, which represent the weighted average number of fully-diluted shares outstanding including our restricted stock awards, restricted stock units, long-term incentive plan units and the non-controlling interest in our Operating Partnership. We include any issuances of our common stock related to share based compensation units in the amount we believe is reasonably certain to vest. As it relates to Convertible Notes, we will assess the market characteristics around the instrument to determine if it is more akin to debt or equity based on an expectation of the likelihood of conversion based on current conditions. If the instrument is more debt-like then we will include any related interest expense and exclude the underlying shares issuable upon conversion of the instrument. If the instrument is more equity-like and is more dilutive when treated as equity then we will exclude any related interest expense and include the weighted average shares underlying the instrument. We consider the impact of any capped calls in assessing whether an instrument is equity-like or debt-like.

Distributable Net Investment Income

We have a portfolio of investments in climate solutions that we finance using a combination of debt and equity. We calculate distributable net investment income as shown in the table below by adjusting GAAP-based net investment income for those distributable earnings adjustments that are applicable to distributable net investment income. We believe that this measure is useful to investors as it shows the recurring income generated by our Portfolio after the associated interest cost of debt financing. Our management also uses distributable net investment income in this way. Our non-GAAP distributable net investment income measure may not be comparable to similarly titled measures used by other companies. For further information on the adjustments between GAAP-based net investment income and distributable net investment income, see the discussion above related to Distributable Earnings.

The following is a reconciliation of our GAAP-based net investment income to our distributable net investment income for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Interest income	$ 207,794	$ 134,656	$ 106,889
Rental income	21,251	26,245	25,905
GAAP-based investment revenue	$ 229,045	$ 160,901	$ 132,794
Interest expense	171,008	115,559	121,705
GAAP-based net investment income	$ 58,037	$ 45,342	$ 11,089
Equity method earnings adjustment	156,757	131,762	103,707
Loss (gain) on debt modification or extinguishment	—	—	16,083
Amortization of real estate intangibles	2,473	3,061	3,089
Distributable net investment income	$ 217,267	$ 180,165	$ 133,968

Managed Assets

As we both consolidate assets on our balance sheet and securitize assets off-balance sheet, certain of our receivables and other assets are not reflected on our balance sheet where we may have a residual interest in the performance of the investment, such as servicing rights or a retained interest in cash flows. Thus, we present our investments on a non-GAAP "Managed Assets" basis, which assumes that securitized receivables are not sold. We believe that our Managed Asset information is useful to investors because it portrays the amount of both on- and off-balance sheet receivables that we manage, which enables investors to understand and evaluate the credit performance associated with our portfolio of receivables, investments and residual assets in off-balance sheet securitized receivables. Our management also uses Managed Assets in this way. Our non-GAAP Managed Assets measure may not be comparable to similarly titled measures used by other companies.

The following is a reconciliation of our GAAP-based Portfolio to our Managed Assets as of December 31, 2023 and 2022:

	As of December 31,	
(dollars in millions)	2023	2022
Equity method investments	$ 2,966	$ 1,870
Commercial receivables, net of allowance	2,983	1,887
Government receivables	91	103
Receivables held-for-sale	35	85
Real estate	111	353
Investments	7	10
GAAP-based Portfolio	6,193	4,308
Assets held in securitization trusts	6,060	5,486
Managed assets	$ 12,253	$ 9,794

Adjusted Cash from Operations Plus Other Portfolio Collections

We operate our business in a manner that considers total cash collected from our portfolio and making necessary operating and debt service payments to assess the amount of cash we have available to fund dividends and investments. We believe that the aggregate of these items, which combine as a non-GAAP financial measure titled Adjusted Cash Flow from Operations plus Other Portfolio Collections, is a useful measure of the liquidity we have available from our assets to fund both new investments and our regular quarterly dividends. This non-GAAP financial measure may not be comparable to similarly titled or other similar measures used by other companies. Although there is also not a directly comparable GAAP measure that demonstrates how we consider cash available for dividend payment, below is a reconciliation of this measure to Net cash provided by operating activities.

Also, Adjusted Cash Flow from Operations plus Other Portfolio Collections differs from Net cash provided by (used in) investing activities in that it excludes many of the uses of cash used in our investing activities such as in Equity method investments, Purchases of and investments in receivables, Purchases of real estate, Purchases of investments, Funding of escrow accounts, and excludes Withdrawal from escrow accounts, and Other. In addition, Adjusted Cash Flow from Operations plus Other Portfolio Collections is not comparable to Net cash provided by (used in) financing activities in that it excludes many of our financing activities such as proceeds from common stock issuances and borrowings and repayments of unsecured debt.

		For the year ended December 31,				
(in thousands)		2023		2022		2021
Net cash provided by operating activities	$	99,689	$	230	$	13,309
Changes in receivables held-for-sale		(51,538)		62,953		22,035
Equity method investment distributions received		30,140		110,064		21,777
Proceeds from sales of equity method investments		—		1,700		300
Principal collections from receivables		197,784		125,976		148,769
Proceeds from sales of receivables		7,634		5,047		75,582
Proceeds from sales of land		—		4,550		—
Principal collections from investments[1]		3,805		171		414
Proceeds from sales of investments and securitization assets		—		7,020		15,197
Principal payments on non-recourse debt		(21,606)		(30,581)		(37,974)
Adjusted cash flow from operations and other portfolio collections	$	265,908	$	287,130	$	259,409
Less: Dividends		(159,786)		(132,198)		(113,510)
Cash Available for Reinvestment	$	106,122	$	154,932	$	145,899

(1) Included in Other in the cash provided (used in) investing activities section of our statement of cash flows.

Other Measures and Metrics

Portfolio Yield

We calculate portfolio yield as the weighted average underwritten yield of the investments in our Portfolio as of the end of the period. Underwritten yield is the rate at which we discount the expected cash flows from the assets in our Portfolio to determine our purchase price. In calculating underwritten yield, we make certain assumptions, including the timing and amounts of cash flows generated by our investments, which may differ from actual results, and may update this yield to reflect our most current estimates of project performance. We believe that portfolio yield provides an additional metric to understand certain characteristics of our Portfolio as of a point in time. Our management uses portfolio yield this way and we believe that our investors use it in a similar fashion to evaluate certain characteristics of our Portfolio compared to our peers, and as such, we believe that the disclosure of portfolio yield is useful to our investors.

Our Portfolio totaled approximately $6.2 billion as of December 31, 2023. Unlevered portfolio yield was 7.9% as of December 31, 2023 and 7.5% as of December 31, 2022. See Note 6 to our financial statements and MD&A - Our Business in this Form 10-K for additional discussion of the characteristics of our Portfolio as of December 31, 2023.

Environmental Metrics

As discussed in Item 1. Business, as part of our investment process, we calculate the estimated metric tons of CO2 equivalent emissions, or carbon emissions avoided by our investments by applying emissions factor data representing the locational marginal emissions associated with a project to an estimate of a project's energy production or savings to compute an estimate of metric tons of carbon emissions avoided. We then determine the metric tons of carbon emissions avoided per thousand dollars of investments, in a calculation we refer to as CarbonCount, which enables us to measure the impact our investments have on avoiding carbon emissions. We estimate that our investments originated in 2023 will avoid annual carbon emissions by over 760 thousand metric tons, equating to a CarbonCount of 0.33.

In assessing our performance and results of operations, we also consider the impact of our operations on the environment. We utilize the carbon emissions categorizations established by the World Resources Institute Greenhouse Gas Protocol Corporate Standards ("Standards") to set goals and calculate our estimated emissions. The categorizations are as follows:

- *Scope 1 GHG emissions - Direct emissions* - Emissions from operations that are owned or controlled by the reporting company. Due to the nature of our operations, we do not have Scope 1 GHG emissions.

- *Scope 2 GHG emissions - Indirect emissions* - Emissions from the generation of purchased or acquired energy such as electricity, steam, heating or cooling, consumed by the reporting company. As we purchase power for our offices from renewable, zero-carbon energy sources, we do not have market-based Scope 2 emissions.

- *Scope 3 GHG emissions - Indirect emissions* - All other indirect emissions that occur in the value chain of the reporting company, including both upstream and downstream emissions. This includes the estimated emissions associated with employee commuting and business travel.

The table below illustrates our goals and performance for 2023 in metric tons ("MT").

Category	Goal	Performance
(in thousands)		
Scope 1 GHG emissions	0 MT	0 MT
Scope 2 GHG emissions	0 MT	0 MT[1]
Scope 3 GHG emissions	0 MT[2]	< 200 MT[2]

(1) Performance stated is market-based.

(2) Our stated actual performance and goal for Scope 3 GHG emissions does not include the carbon emissions or the emissions reductions as a result of our investments. The first year estimated carbon emissions avoided as a result of our investments originated in 2023 are 760 thousand MT.

Human Capital Metrics

As part of our broader human capital strategy, we monitor and disclose certain metrics which help us understand our workforce and our progress in fostering a diverse and inclusive work environment. As of December 31, 2023, we employed 137 people full-time, 2 people part-time, and 4 people as independent contractors. The average tenure of our employees as of December 31, 2023, was approximately 4.5 years, and more than 36% of our employees had been employed by us for more than 4 years. For the year ended December 31, 2023, we had a voluntary employee turnover rate of 6%. There were no retirements or resignations related to ill health.

As discussed in Item 1. Business - Human Capital and Social Strategy, we are undertaking studies and are focused on continuing to increase the diversity of our workforce at all levels of our organization and are in the process of developing goals to enhance diversity and inclusion. These metrics are and will continue to be actively managed and will be reported along with the results of the studies to our executive leadership as well as our Board.

Metrics surrounding the diversity and inclusion of our workforce are shown below:

Percentage of various levels of the workforce who identify as male or female as of December 31, 2023



WORKFORCE
35% Female-Identifying
65% Male-Identifying



MANAGERIAL ROLES
40% Female-Identifying
60% Male-Identifying



LEADERSHIP TEAM
29% Female-Identifying
71% Male-Identifying



BOARD OF DIRECTORS
36% Female-Identifying
64% Male-Identifying

Percentage of various levels of the workforce who identify as racial- or ethnic-minorities as of December 31, 2023



WORKFORCE
16% Black or African American
7% Hispanic or Latino
13% Asian
2% Two or More Races
62% White

MANAGERIAL ROLES
16% Black or African American
8% Hispanic or Latino
16% Asian
2% Two or More Races
58% White

LEADERSHIP TEAM
7% Black or African American
7% Hispanic or Latino
7% Asian
79% White

BOARD OF DIRECTORS
9% Black or African American
9% Hispanic or Latino
82% White

Demographic data of promoted employees during the year ended December 31, 2023



GENDER OF 2023 PROMOTEES
37% Female-Identifying
63% Male-Identifying

2023 PROMOTEES BY ETHIC OR RACIAL SELF-IDENTIFICATION
19% Hispanic or Latino
11% Asian
4% 2 or More Races
66% White

Of both our workforce and our managerial roles, 3% represent as LGBTQ. In addition to diversity of gender and ethnic background, we also value diversity of thought, with 57% of our leadership team and 72% of our Board possessing degrees outside the fields of business or economics, including in science and engineering, liberal and fine arts, and law.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential short term (within one year) and long term cash requirements. We carefully manage and forecast our liquidity sources and uses on a frequent basis. Our sources of liquidity typically include collections from our Portfolio, cash proceeds from asset sales and securitizations, fee revenue, proceeds from debt transactions, and proceeds from equity transactions. Our uses of liquidity typically include funding investments, operating expenses (including cash compensation), interest and principal payments on our debt, and stockholder dividends and limited partner distributions. We maintain sufficiently available liquidity in the form of unrestricted cash and immediately available capacity on our credit facilities to manage our net cash flow.

We typically pay our operating expenses, including debt service, and dividends from collections on our Portfolio and proceeds from sales of Portfolio investments. We use borrowings as part of our financing strategy to increase potential returns to our stockholders and have available to us a broad range of financing sources. We finance our investments primarily with non-recourse or recourse debt, equity and off-balance sheet securitization structures.

We have adequate liquidity as of December 31, 2023, with unrestricted cash balances of $63 million, an unsecured revolving credit facility with an unused capacity of $507 million, and $70 million of availability under our CarbonCount Green Commercial Paper Notes Program. During 2023 we issued our 2028 Exchangeable Notes with a principal amount of $403 million, with the proceeds used in part to payoff the 2023 Convertible Notes at maturity. In December of 2023, we issued a principal amount of $550 million of Green Senior Unsecured Note due 2027 (the "2027 Notes"), which we supplemented with an add-on offering of $200 million principal amount of 2027 Notes in January 2024. We increased the outstanding borrowings on our CarbonCount Term Loan Facility by $165 million, and increased the capacity under our unsecured revolving credit facility by $315 million. We issued $494 million in equity in 2023. As of December 31, 2023, we had $162 million of non-recourse borrowings, $2.3 billion of senior unsecured notes, and $603 million of convertible or exchangeable notes (the "Convertible Notes") outstanding.

We also use off-balance sheet securitization transactions with large institutional investors such as life insurance companies, where we transfer the loans or other assets we originate to securitization trusts or other bankruptcy remote special purpose funding vehicles that are not consolidated on our balance sheet. As of December 31, 2023, the outstanding principal balance of our assets financed through the use of these off-balance sheet transactions was approximately $6.1 billion.

In addition to general operational obligations, which are typically paid as incurred, and dividends and distributions, which are declared by our Board quarterly, we will have future cash needs related to the payments due at maturity on the Senior Unsecured Notes and loans under our unsecured loan facility and the balances under our commercial paper program and revolving credit facilities. We also have maturities related to our non-recourse debt and Convertible Notes. However, as it relates to the non-recourse debt, to the extent there are not sufficient cash flows received from those investments pledged as collateral, the investor has no recourse against other corporate assets to recover any shortfalls and corporate cash contributions would not be required. As it relates to the Convertible Notes, those obligations may be settled at maturity with cash, or with the issuance of shares to the extent that the market price of our common stock exceeds the strike price on the Convertible Notes. For further information on our long-term debt, see Note 8 to our financial statements of this Form 10-K.

The maturity profile of our recourse debt obligations are shown below:



Cash Maturities of Outstanding Debt as of December 31, 2023

We plan to continue to issue debt which may be either recourse or non-recourse and either fixed-rate or floating-rate as a means of financing our business and may issue additional equity. We also expect to use both on-balance sheet and off-balance sheet securitizations. We may also consider the use of separately funded special purpose entities or funds to allow us to expand the investments that we make or to manage Portfolio diversification.

The decision on how we finance specific assets or groups of assets is largely driven by risk and portfolio and financial management considerations, including the potential for gain on sale or fee income, as well as the overall interest rate environment, prevailing credit spreads and the terms of available financing and market conditions. During periods of market disruptions, certain sources of financing may be more readily accessible than others which may impact our financing decisions. Over time, as market conditions change, we may use other forms of debt and equity in addition to these financing arrangements.

The amount of financial leverage we may deploy for particular assets will depend upon our target capital structure and the availability of particular types of financing and our assessment of the credit, liquidity, price volatility and other risks of those assets, and the interest rate environment. As shown in the table below, our debt to equity ratio was approximately 2.0 to 1 as of December 31, 2023, which is below our current board-approved leverage limit of up to 2.5 to 1. Our percentage of fixed rate debt was approximately 92% as of December 31, 2023, which is within our board-approved targeted fixed rate debt percentage range of 75% to 100%. Our targeted fixed rate debt range allows for percentages as low as 70% on a short term basis if we intend to repay or swap floating rate borrowings in the near term.

The calculation of our fixed-rate debt and financial leverage as of December 31, 2023 and 2022 is shown in the chart below:

(dollars in millions)	December 31, 2023	% of Total	December 31, 2022	% of Total
Floating-rate borrowings[1]	$ 338	8%	$ 431	14%
Fixed-rate debt[2]	3,909	92%	2,545	86%
TOTAL DEBT	**$ 4,247**	**100%**	**$ 2,976**	**100%**
Equity	$ 2,142		$ 1,665	
Leverage	2.0 to 1		1.8 to 1	

(1)   Floating-rate borrowings include borrowings under our floating-rate credit facilities and commercial paper notes with less than six months original maturity, to the extent such borrowings are not hedged using interest rate swaps.

(2)   Fixed-rate debt includes the impact of our interest rate swaps and collars on debt that is otherwise floating. Debt excludes securitizations that are not consolidated on our balance sheet.

We intend to use financial leverage for the primary purpose of financing our Portfolio and business activities and not for the purpose of speculating on changes in interest rates. While we may temporarily exceed the leverage limit, if our Board approves a material change to this limit, we anticipate advising our stockholders of this change through disclosure in our periodic reports and other filings under the Exchange Act.

While we generally intend to hold our target assets that we do not securitize upon acquisition as long term investments, certain of our investments may be sold in order to manage our interest rate risk and liquidity needs, to meet other operating objectives and to adapt to market conditions. The timing and impact of future sales of receivables and investments, if any, cannot be predicted with any certainty.

We believe our identified sources of liquidity will be adequate for purposes of meeting our short-term and long-term liquidity needs, which include funding future investments, debt service, operating costs and distributions to our stockholders.

Sources and Uses of Cash

We had approximately $75 million and $176 million in unrestricted cash, cash equivalents, and restricted cash as of December 31, 2023 and 2022, respectively.

Cash Flows Relating to Operating Activities

Net cash provided by operating activities was approximately $100 million for the year ended December 31, 2023, driven primarily by net income of $151 million, offset by adjustments for non-cash and other items of $51 million. The non-cash and other adjustments consisted of decreases of $108 million for equity method investments, $42 million for gain on securitizations, $44 million for change in accrued interest on receivables and investments, and $3 million of other. These were partially offset by increases of $52 million in changes in receivables held-for-sale, $48 million for changes in accounts payable and accrued expenses, $18 million for equity-based expenses, $16 million for depreciation and amortization, and $12 million for provision for loss on receivables.

Net cash provided by operating activities was less than $1 million for the year ended December 31, 2022, driven primarily by net income of $42 million, offset by adjustments for non-cash and other items of $42

million. The non-cash and other adjustments consisted of decreases of $63 million related to changes in receivables held-for-sale, $29 million related to non-cash gain on securitization, and $33 million in change in accrued interest on receivables and investments and other. These were partially offset by increases of $16 million related to equity method investments, $13 million related to provision for loss on receivables, $20 million for equity based compensation, $12 million in amortization of financing costs, $4 million of depreciation and amortization, and $18 million related to changes in accounts payable and accrued expenses.

Cash Flows Relating to Investing Activities

Net cash used in investing activities was approximately $2 billion for the year ended December 31, 2023. We made investments in receivables and fixed rate debt securities of $1.3 billion, equity method investments of $869 million, and investments of $14 million, and pledged $94 million as collateral to hedge counterparties. These were offset by principal collections of $198 million from receivables, $85 million received from the return of collateral from hedge counterparties, $30 million received from equity method investments in excess of income recognized to date under GAAP, and the receipt of $11 million from the sale of financial assets and other investing inflows.

Net cash used in investing activities was approximately $592 million for the year ended December 31, 2022. We made equity method investments of $128 million, investments in receivables and fixed rate debt securities of $729 million, purchases of real estate of $5 million, funded escrow accounts of $5 million, and had other investing outflows of approximately $2 million. These were offset by collected payments of $126 million from receivables and fixed rate debt securities and the receipt of $12 million from the sale of financial assets. We also collected $112 million from equity method investments in excess of income recognized to date under GAAP, withdrew $23 million from escrow accounts, and received $5 million related to the sale of real estate.

Cash Flows Relating to Financing Activities

Net cash provided by financing activities was approximately $1.8 billion for the year ended December 31, 2023. We received proceeds from credit facilities of $1.2 billion, proceeds from the issuance of senior unsecured notes of $550 million, net proceeds from common stock issuances of $492 million, proceeds from the issuance of a term loan of $365 million, proceeds from the issuances of convertible debt of $403 million, proceeds of $176 million from the receipt of collateral from hedge counterparties, and proceeds from the issuance of green commercial paper notes of $30 million. These were partially offset by principal payments on credit facilities $827 million, collateral provided to hedge counterparties of $167 million, principal payments on convertible notes of $144 million, the purchase of capped calls related to the issuance of convertible notes for $38 million, payment of debt issuance costs of $23 million, principal payments on non-recourse debt of $22 million, principal payments of term loan of $16 million and payments of dividends, distributions, and other financing activities of $164 million.

Net cash provided by financing activities was approximately $516 million for the year ended December 31, 2022. We received proceeds from the issuance of a term loan of $383 million, proceeds from the issuances of convertible debt of $200 million, net proceeds from common stock issuances of $188 million, and proceeds from credit facilities of $100 million, and issuance of non-recourse debt of $33 million. These were partially offset by principal payments on credit facilities and commercial paper notes of $200 million, principal payments on non-recourse debt of $31 million, payments of $3 million for withholding requirements as a result of the vesting of employee shares, payment of debt issuance costs of $12 million and payments of dividends, distributions, and other financing activities of $142 million.

Off-Balance Sheet Arrangements

We have relationships with non-consolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, or special purpose or variable interest entities, established to facilitate the sale of securitized assets. Other than our securitization assets (including any outstanding servicer advances) of approximately $231 million as of December 31, 2023, that may be at risk in the event of defaults or prepayments in our securitization trusts and as discussed below, and except as disclosed in Note 9 to our audited financial statements in this Form 10-K, we have not guaranteed any obligations of non-consolidated entities or entered into any commitment or intent to provide additional funding to any such entities. A more detailed description of our relations with non-consolidated entities can be found in Note 2 of our audited financial statements in this Form 10-K.

In connection with some of our transactions, we have provided certain limited guarantees to other transaction participants covering the accuracy of certain limited representations, warranties or covenants and provided an indemnity against certain losses from "bad acts" including fraud, failure to disclose a material fact, theft, misappropriation, voluntary bankruptcy or unauthorized transfers. In some transactions, we have also guaranteed our compliance with certain tax matters, such as negatively impacting the investment tax credit and certain other obligations in the event of a change in ownership or our exercising certain protective rights.

Dividends

Any distributions we make will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations. These results and our ability to pay distributions will be affected by various factors, including the net interest and other income from our assets, our operating expenses and any other expenditures. In the event that our Board determines to make distributions in excess of the income or cash flow generated from our assets, we may make such distributions from the proceeds of future offerings of equity or debt securities or other forms of debt financing or the sale of assets.

Our board of directors had approved of our revocation of our REIT status effective for tax year 2024. We elected to be taxed as a REIT during tax years 2023 and previous. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends

paid and excluding net capital gains, and that it pays tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. As a REIT, we paid quarterly distributions, which on an annual basis equaled or exceeded substantially all of our REIT taxable income. The taxable income of the REIT would vary from our GAAP earnings due to a number of different factors including the book to tax timing differences of income and expense recognition from our transactions as well as the amount of taxable income of our TRS distributed to the REIT. See Note 10 to our financial statements in this Form 10-K regarding the amount of our distributions that are treated as ordinary taxable income to our stockholders.

The dividends declared in 2023 and 2022 are described in Note 11 to our audited financial statements in this Form 10-K.

Book Value Considerations

As of December 31, 2023, we carried only our investments, residual assets in securitized financial assets, and our interest rate swaps and collar at fair value on our balance sheet. As a result, in reviewing our book value, there are a number of important factors and limitations to consider. Other than our investments, the residual assets in securitized financial assets, and interest rate swaps and collar that are carried on our balance sheet at fair value as of December 31, 2023, the carrying value of our remaining assets and liabilities are calculated as of a particular point in time, which is largely determined at the time such assets and liabilities were added to our balance sheet using a cost basis in accordance with

GAAP, adjusted for income or loss recognized on such assets. Other than the allowance for current expected credit losses applied to our commercial and government receivables, our remaining assets and liabilities do not incorporate other factors that may have a significant impact on their value, most notably any impact of business activities, changes in estimates, or changes in general economic conditions, interest rates or commodity prices since the dates the assets or liabilities were initially recorded. Accordingly, our book value does not necessarily represent an estimate of our net realizable value, liquidation value or our fair market value.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

We anticipate that our primary market risks will be related to the credit quality of our counterparties and project companies, market interest rates, the liquidity of our assets, commodity prices and environmental factors. We will seek to manage these risks while, at the same time, seeking to provide an opportunity to stockholders to realize attractive returns through ownership of our common stock.

Credit Risks

We source and identify quality opportunities within our broad areas of expertise and apply our rigorous underwriting processes to our transactions, which, we believe, will generally enable us to minimize our credit losses and maintain access to attractive financing. Through our investments in various projects, we will be exposed to the credit risk of the obligor of the project's PPA or other long-term contractual revenue commitments, as well as to the credit risk of certain suppliers and project operators. While we do not anticipate facing significant credit risk in our assets related to government energy efficiency projects, we are subject to varying degrees of credit risk in these projects in relation to guarantees provided by ESCOs where payments under energy savings performance contracts are contingent upon achieving pre-determined levels of energy savings. We are exposed to credit risk in our other projects that do not benefit from governments as the obligor such as on balance sheet financing of projects undertaken by universities, schools and hospitals, as well as privately owned commercial projects. We have invested in mezzanine loans and, as a result, we are exposed to additional credit risk. We seek to manage credit risk through thorough due diligence and underwriting processes, strong structural protections in our transaction agreements with customers and continual, active asset management and portfolio monitoring.

Nevertheless, unanticipated credit losses could occur and during periods of economic downturn in the global economy, our exposure to credit risks from obligors increases, and our efforts to monitor and mitigate the associated risks may not be effective in reducing our credit risks.

We use a risk rating system to evaluate projects that we target. We first evaluate the credit rating of the obligors involved in the project using an average of the external credit ratings for an obligor, if available, or an estimated internal rating based on a third-party credit scoring system. We then estimate the probability of default and estimated recovery rate based on the obligors' credit ratings and the terms of the contract. We also review the performance of each investment, including through, as appropriate, a review of project performance, monthly payment activity and active compliance monitoring, regular communications with project management and, as applicable, its obligors, sponsors and owners, monitoring the financial performance of the collateral, periodic property visits and monitoring cash management and reserve accounts. The results of our reviews are used to update the project's risk rating as necessary. Additional detail of the credit risks surrounding our Portfolio can be found in Note 6 to our financial statements in this Form 10-K.

Interest Rate and Borrowing Risks

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

We are subject to interest rate risk in connection with new asset originations and our floating-rate borrowings, and in the future, any new floating rate assets, credit facilities or other borrowings. Because

short-term borrowings are generally short-term commitments of capital, lenders may respond to market conditions, making it more difficult for us to secure continued financing. If we are not able to renew our then existing borrowings or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these borrowings, we may have to curtail our origination of new assets and/or dispose of assets. We face particular risk in this regard given that we expect many of our borrowings will have a shorter duration than the assets they finance. Increasing interest rates may reduce the demand for our investments while declining interest rates may increase the demand. Both our current and future revolving credit facilities and other borrowings may be of limited duration and are periodically refinanced at then current market rates. We attempt to reduce interest rate risks and to minimize exposure to interest rate fluctuations through the use of fixed rate financing structures, when appropriate, whereby we seek to (1) match the maturities of our debt obligations with the maturities of our assets, (2) borrow at fixed rates for a period of time or (3) match the interest rates on our assets with like-kind debt (i.e., we may finance floating rate assets with floating rate debt and fixed-rate assets with fixed-rate debt), directly or through the use of interest rate swap agreements, interest rate cap agreements or other financial instruments, or through a combination of these strategies. We expect these instruments will allow us to minimize, but not eliminate, the risk that we must refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings. In addition to the use of traditional derivative instruments, we also seek to mitigate interest rate risk by using securitizations, syndications and other techniques to construct a portfolio with a staggered maturity profile. We monitor the impact of interest rate changes on the market for new originations and often have the flexibility to negotiate the term of our investments to offset interest rate increases.

Typically, our long-term debt, or that of the projects in which we invest if applicable, is at fixed rates or may at times be fixed using interest rate hedges that convert most of the floating rate debt to fixed rate debt. If interest rates rise, and our fixed rate debt balance remains constant, we expect the fair value of our fixed rate debt to decrease and the value of any hedges on floating rate debt to increase. See Note 3 to our audited financial statements in this Form

10-K for the estimated fair value of our fixed rate long-term debt, which is based on having the same debt service requirements that could have been borrowed at the date presented, at prevailing current market interest rates.

Our unsecured term loan is a variable rate loan with an outstanding balance of $535 million, and our revolving credit facilities are variable rate lines of credit with approximately $401 million outstanding as of December 31, 2023. We also have short-term green commercial paper borrowings outstanding of $30 million, which we may refinance through the issuance of additional paper at the then prevailing short-term rate. Increases in interest rates would result in higher interest expense while decreases in interest rates would result in lower interest expense. As described above, we may use various financing techniques including interest rate swap agreements, interest rate cap agreements or other financial instruments, or a combination of these strategies to mitigate the variable interest nature of these facilities, and have hedged $820 million of these floating-rate borrowings. A 50 basis point increase in benchmark interest rates would increase the quarterly interest expense related to the $338 million in unhedged variable rate borrowings by $423 thousand. Such hypothetical impact of interest rates on our variable rate borrowings does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of such a change in interest rates, we may take actions to further mitigate our exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the analysis assumes no changes in our financial structure.

We record certain of our assets at fair value in our financial statements and any changes in the discount rate would impact the value of these assets. See Note 3 to our audited financial statements in this Form 10-K.

Liquidity and Concentration Risk

The assets that comprise our Portfolio are not and are not expected to be publicly traded. A portion of these assets may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, including in response to changes in economic and other conditions. Certain of the projects in which we invest have one obligor and thus

we are subject to concentration risk for these investments and could incur significant losses if any of these projects perform poorly or if we are required to write down the value of any of these projects. Many of our assets, or the collateral supporting those assets, are concentrated in certain geographic areas, which may make those assets or the related collateral more susceptible to natural disasters or other regional events. See also "Credit Risks" discussed above.

Commodity and Environmental Attribute Price Risk

When we make equity or debt investments for a renewable energy project that acts as a substitute for an underlying commodity, we may be exposed to volatility in prices for that commodity. The performance of renewable energy projects that produce electricity can be impacted by volatility in the market prices of various forms of energy, including electricity, coal and natural gas. This is especially true for GC utility scale projects that sell power on a wholesale basis as opposed to BTM projects which compete against the retail or delivered costs of electricity which includes the cost of

transmitting and distributing the electricity to the end user. Projects in which we invest, or in which we may plan to invest, may also be exposed to volatility in the prices of environmental attributes, such as renewable energy credits or other similar credits which the project may produce.

Although we generally focus on renewable energy projects that have the majority of their operating cash flow supported by long-term PPAs or leases, many of our projects have shorter term contracts (which may have the potential of producing higher current returns) or sell their power or environmental attributes in the open market on a merchant basis. The cash flows of certain projects, and thus the repayment of, or the returns available for, our assets, are subject to risk if energy or environmental attribute prices change. We also attempt to mitigate our exposure through structural protections. These structural protections, which are typically in the form of a preferred return mechanism, are designed to allow recovery of our capital and an acceptable return over time. When structuring and underwriting these transactions, we evaluate these transactions using a variety of scenarios, including natural gas prices remaining low for an extended period of time. Despite these protections, as natural gas or renewable fuel credit price volatility continues or PPAs expire, the cash flows from certain of our projects are exposed to these market conditions and we work with the projects sponsors to minimize any impact as part of our on-going active asset management and portfolio monitoring. We often invest in utility scale solar projects by owning the land under the project where our rent is paid out of project operational costs before the debt or equity in the project

receives any payments. Certain of the projects in which we invest may also be obligated to physically deliver energy under PPAs or related agreements, and to the extent they are unable to do so may be negatively impacted. Certain PPAs or related agreements may also price power at a different location than the location where power is delivered to the grid, and the projects may be negatively impacted to the extent to which these prices differ. To the extent transmission and distribution infrastructure in geographies in which we invest is not able to accommodate additional power, additional renewable penetration from other new projects in certain geographic areas could decrease the revenues of our projects.

We seek to structure our energy efficiency investments so that we typically avoid exposure to commodity price risk. However, volatility in energy prices may cause building owners and other parties to be reluctant to commit to projects for which repayment is based upon a fixed monetary value for energy savings that would not decline if the price of energy declines.

Environmental Risks

Our business is impacted by the effects of climate change and various related regulatory responses. We discuss the risks and opportunities associated with the impacts of climate change in Item 7. Management's Discussion and Analysis of Financial Condition and

Results of Operations - Impact of climate change on our future operations. This discussion outlines potential qualitative impacts to our business, quantitative illustrations of sensitivity as well as our strategy and resilience to these risks and opportunities.

Risk Management

Our ongoing active asset management and portfolio monitoring processes provide investment oversight and valuable insight into our origination, underwriting and structuring processes. These processes create value through active monitoring of the state of our markets, enforcement of existing contracts and asset management. As described above, we engage in a variety of interest rate management techniques that seek to mitigate the economic effect of interest rate changes on the values of, and returns on, some of our assets. We seek to manage credit risk using thorough due diligence and underwriting processes, strong structural protections in our agreements with customers and continual, active asset management and portfolio monitoring. Additionally, we have a Finance and Risk Committee of our Board which discusses and reviews policies and guidelines with respect to our risk assessment and risk management for various risks, including, but not limited to, our interest rate, counter

party, credit, capital availability, refinancing risks, and cybersecurity. As it relates to environmental risks, when we underwrite and structure our investments the environmental risks and opportunities are an integral consideration to our investment parameters. While we cannot fully protect our investments, we seek to mitigate these risks by using third party experts to conduct engineering and weather analysis and insurance reviews as appropriate. Weather related risks are at times managed in cooperation with our clients where they buy offsetting power positions to mitigate power market disruptions or operational impacts. Once a transaction has closed we continue to monitor the environmental risks to the Portfolio. We further discuss our strategy to managing these risks in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of climate change on our future operations.

Item 8.   Financial Statements and Supplementary Data

Hannon Armstrong
Sustainable Infrastructure Capital, Inc., Consolidated Financial Statements, For the Years Ended
December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hannon Armstrong Sustainable Infrastructure Capital, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for Equity Investments in Climate Solutions Projects

Description of the Matter	As discussed in Note 2 to the consolidated financial statements, the Company makes investments in climate solutions projects that are accounted for under the equity method of accounting. As of December 31, 2023, the Company held $2.97 billion of equity investments in climate solutions projects as of December 31, 2023. The Company's determination that it does not have the power to direct the significant activities impacting each of the investees' economic performance ("power") is critical to its determination that it is not the primary beneficiary of the investee. Also, as described in Note 2 to the consolidated financial statements, for equity method investments that contain preferences with regard to cash flows from operations, capital events and liquidation in their respective limited liability company agreements ("LLC Agreements"), the Company applies the Hypothetical Liquidation at Book Value ("HLBV") method to record its share of profits and losses on these investments, which is recorded one quarter in arrears to allow for receipt of financial information from its investees. Also, as described in Note 2, the Company evaluates their equity method investments quarterly for other than temporary impairment ("OTTI"). This requires evaluating available qualitative and quantitative evidence to determine whether there may be indicators of a loss in investment value below carrying value.
	Auditing the Company's determination of whether it has power over an investee was complex and required significant judgment to determine both the activities of the investee that most significantly impact the investee's economics, and the distribution of power among the members of the investee that ultimately determine the outcome of such activities. In addition, auditing the Company's application of the HLBV method was challenging and inherently complex, because the application is based on its interpretations of the liquidation provisions outlined within investees' LLC Agreements. Lastly, evaluating available qualitative and quantitative evidence was subjective and required judgment as to whether there were indicators of a loss in investment value below carrying value.
How we Addressed the Matter in Our Audit	We tested the Company's controls that address the risks of material misstatement relating to: i) the determination of whether the Company has the power to direct the significant activities of the investees, ii) the recognition of its share of investees' profits and losses through use of the HLBV method based on financial information reported to the Company from its investees, and iii) the review of available qualitative and quantitative evidence in determining whether there may be indicators of a loss in investment value below carrying value. For example, we tested the Company's controls over management's review of the variable interest model and determination of whether the Company has power. We also tested controls over management's review of the HLBV method, including the application of any liquidation provisions and the financial information reported from their investees. Lastly, we tested controls over management's review of available quantitative and qualitative evidence and whether there were indicators of a loss in investment value below carrying value.
	To evaluate whether the Company has power over each investee, our audit procedures included, on a sample basis, reading LLC Agreements and evaluating management's analysis of the significant activities of the investee and which parties can direct those significant activities. For example, as part of our evaluation, we considered the purpose and design of each investee and the legal rights of each of the involved parties, including the significance of the decisions that each party makes. We also tested the rights of each party included in management's analysis by comparing such rights to the LLC Agreements.
	We tested the Company's application of the HLBV method for a sample of both new and existing investments. Our audit procedures included, among others, involving tax professionals to assist in evaluating the Company's application of the liquidation provisions within the LLC Agreements. Specifically, we assessed the Company's HLBV calculations by agreeing provisions of the calculations, such as the application of stated preferred returns and allocation of tax attributes, to the terms of the LLC Agreements for each of these investments. We also performed additional procedures on the Company's HLBV calculations that included, but were not limited to, recalculating the stated preferred returns, recalculating allocations of tax attributes, comparing inputs included within the calculations to the information reported to the Company by its investee, and recalculating the Company's share of profits and losses of the investee.
	We reviewed the Company's evaluation of available qualitative and quantitative evidence and whether there may be indicators of a loss in investment value below carrying value for a sample of investments. This included, among others, evaluating management's identification of indicators that the Company's investments may have experienced a loss of value below carrying value, agreeing certain qualitative and quantitative information used in the assessment to source documents, testing clerical accuracy of the analysis as applicable, and assessing any contradictory evidence that arose during our audit.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1983.

Tysons, Virginia

February 16, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Hannon Armstrong Sustainable Infrastructure Capital, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hannon Armstrong Sustainable Infrastructure Capital, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only

in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia

February 16, 2024

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents	$ 62,632	$ 155,714
Equity method investments	2,966,305	1,869,712
Commercial receivables, net of allowance of $50 million and $41 million, respectively	2,983,170	1,887,483
Government receivables	90,685	102,511
Receivables held-for-sale	35,299	85,254
Real estate	111,036	353,000
Investments	7,165	10,200
Securitization assets, net of allowance of $3 million and $0 million, respectively	218,946	177,032
Other assets	77,112	119,242
Total Assets	$ 6,552,350	$ 4,760,148
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable, accrued expenses and other	$ 163,305	$ 120,114
Credit facilities	400,861	50,698
Commercial paper notes	30,196	192
Term loans payable	727,458	379,742
Non-recourse debt (secured by assets of $239 million and $632 million, respectively)	160,456	432,756
Senior unsecured notes	2,318,841	1,767,647
Convertible notes	609,608	344,253
Total Liabilities	**4,410,725**	**3,095,402**
Stockholders' Equity:		
Preferred stock, par value $0.01 per share, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, 450,000,000 shares authorized, 112,174,279 and 90,837,008 shares issued and outstanding, respectively	1,122	908
Additional paid-in capital	2,381,510	1,924,200
Accumulated deficit	(303,536)	(285,474)
Accumulated other comprehensive income (loss)	13,165	(10,397)
Non-controlling interest	49,364	35,509
Total Stockholders' Equity	**2,141,625**	**1,664,746**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,552,350	$ 4,760,148

See accompanying notes.

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Operations

		Years Ended December 31,	
(Dollars in thousands, except per share data)	**2023**	**2022**	**2021**
Revenue			
Interest income	$ 207,794	$ 134,656	$ 106,889
Rental income	21,251	26,245	25,905
Gain on sale of assets	68,637	57,187	68,333
Securitization asset income	19,259	17,905	9,692
Other income	2,930	3,744	2,347
TOTAL REVENUE	**319,871**	**239,737**	**213,166**
Expenses			
Interest expense	171,008	115,559	121,705
Provision for loss on receivables and securitization assets	11,832	12,798	496
Compensation and benefits	64,344	63,445	52,975
General and administrative	31,283	29,934	19,907
TOTAL EXPENSES	**278,467**	**221,736**	**195,083**
Income before equity method investments	**41,404**	**18,001**	**18,083**
Income (loss) from equity method investments	140,974	31,291	126,421
Income (loss) before income taxes	**182,378**	**49,292**	**144,504**
Income tax benefit (expense)	(31,621)	(7,381)	(17,158)
Net income (loss)	**150,757**	**41,911**	**127,346**
Net income (loss) attributable to non-controlling interest holders	1,921	409	767
NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	$ **148,836**	$ **41,502**	$ **126,579**
Basic earnings (loss) per common share	$ 1.45	$ 0.47	$ 1.57
Diluted earnings (loss) per common share	$ 1.42	$ 0.47	$ 1.51
Weighted average common shares outstanding—basic	101,844,551	87,500,799	79,992,922
Weighted average common shares outstanding—diluted	109,467,554	90,609,329	87,671,641

See accompanying notes.

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
(Dollars in thousands)	**2023**	**2022**	**2021**
Net income (loss)	$ 150,757	$ 41,911	$ 127,346
Unrealized gain (loss) on available-for-sale securities, net of tax (provision) benefit of $1.8 million, $2.2 million and $0.4 million in 2023, 2022, and 2021 respectively	12,761	(63,935)	(5,434)
Unrealized gain (loss) on interest rate swaps, net of tax (provision) benefit of $(3.3) million, $(13.2) million, and $(0.8) million in 2023, 2022, and 2021 respectively	10,764	43,401	2,687
Comprehensive income (loss)	174,282	21,377	124,599
Less: Comprehensive income (loss) attributable to non-controlling interest holders	1,884	176	751
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	$ 172,398	$ 21,201	$ 123,848

See accompanying notes.

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
Balance at December 31, 2020	76,457	$ 765	$ 1,394,009	$ (204,112)	$ 12,634	$ 6,853	$ 1,210,149
Net income (loss)	—	—	—	126,579	—	767	127,346
Unrealized gain (loss) on available-for-sale securities	—	—	—	—	(5,401)	(33)	(5,434)
Unrealized gain (loss) on interest rate swaps	—	—	—	—	2,671	16	2,687
Issued shares of common stock	3,326	33	200,808	—	—	—	200,841
Equity-based compensation	—	—	6,039	—	—	15,471	21,510
Issuance (repurchase) of vested equity-based compensation shares	324	3	(14,020)	—	—	—	(14,017)
Other	5,220	52	140,831	—	—	—	140,883
Dividends and distributions	—	—	—	(116,173)	—	(1,277)	(117,450)
Balance at December 31, 2021	85,327	$ 853	$ 1,727,667	$ (193,706)	$ 9,904	$ 21,797	$ 1,566,515
Net income (loss)	—	—	—	41,502	—	409	41,911
Unrealized gain (loss) on available-for-sale securities	—	—	—	—	(63,211)	(724)	(63,935)
Unrealized gain (loss) on interest rate swaps	—	—	—	—	42,910	491	43,401
Issued shares of common stock	5,121	51	188,831	—	—	—	188,882
Equity-based compensation	—	—	3,159	—	—	16,942	20,101
Issuance (repurchase) of vested equity-based compensation shares	103	1	(3,213)	—	—	—	(3,212)
Other	286	3	7,756	—	—	(85)	7,674
Dividends and distributions	—	—	—	(133,270)	—	(3,321)	(136,591)
Balance at December 31, 2022	90,837	$ 908	$ 1,924,200	$ (285,474)	$ (10,397)	$ 35,509	$ 1,664,746
Net income (loss)	—	—	—	148,836	—	1,921	150,757
Unrealized gain (loss) on available-for-sale securities	—	—	—	—	12,935	(174)	12,761
Unrealized gain (loss) on interest rate swaps	—	—	—	—	10,627	137	10,764
Issued shares of common stock	21,267	213	493,544	—	—	—	493,757
Equity-based compensation	—	—	3,089	—	—	15,296	18,385
Issuance (repurchase) of vested equity-based compensation shares	69	1	(1,490)	—	—	—	(1,489)
Conversion of convertible notes	—	—	2	—	—	—	2
Purchase of capped calls			(37,835)				(37,835)
Dividends and distributions	—	—	—	(166,898)	—	(3,325)	(170,223)
BALANCE AT DECEMBER 31, 2023	112,173	$ 1,122	$ 2,381,510	$ (303,536)	$ 13,165	$ 49,364	$ 2,141,625

See accompanying notes.

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities			
Net income (loss)	$ 150,757	$ 41,911	$ 127,346
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loss on receivables	11,832	12,798	496
Depreciation and amortization	3,127	3,993	3,801
Amortization of financing costs	12,958	11,685	11,316
Equity-based compensation	18,386	20,101	17,047
Equity method investments	(108,025)	16,403	(94,773)
Non-cash gain on securitization	(43,542)	(28,614)	(48,332)
(Gain) loss on sale of assets	1,305	(218)	(720)
Changes in receivables held-for-sale	51,538	(62,953)	(22,035)
Loss on debt extinguishment	—	—	14,584
Changes in accounts payable and accrued expenses	48,485	18,176	11,313
Change in accrued interest on receivables and investments	(44,105)	(15,414)	(859)
Other	(3,027)	(17,638)	(5,875)
Net cash provided by operating activities	**99,689**	**230**	**13,309**
Cash flows from investing activities			
Equity method investments	(869,412)	(127,867)	(401,856)
Equity method investment distributions received	30,140	110,064	21,777
Proceeds from sales of equity method investments	—	1,700	300
Purchases of and investments in receivables	(1,338,860)	(726,931)	(553,366)
Principal collections from receivables	197,784	125,976	148,769
Proceeds from sales of receivables	7,634	5,047	75,582
Purchases of real estate	—	(4,550)	—
Sales of real estate	—	4,550	—
Purchases of investments	(14,404)	(2,329)	(4,830)
Proceeds from sales of investments and securitization assets	—	7,020	15,197
Collateral provided to hedge counterparties	(93,550)	—	—
Collateral received from hedge counterparties	84,950	—	—
Funding of escrow accounts	—	(5,476)	(12,069)
Withdrawal from escrow accounts	—	22,757	1,756
Other	2,915	(2,071)	5,338
Net cash provided by (used in) investing activities	**(1,992,803)**	**(592,110)**	**(703,402)**
Cash flows from financing activities			
Proceeds from credit facilities	1,177,000	100,000	100,000
Principal payments on credit facilities	(827,000)	(150,000)	(22,441)
Proceeds from issuance of commercial paper notes	30,000	—	50,000
Principal payments on commercial paper notes	—	(50,000)	—
Proceeds from issuance of non-recourse debt	—	32,923	—

(Dollars in thousands)	Years Ended December 31,		
	2023	2022	2021
Principal payments on non-recourse debt	(21,606)	(30,581)	(37,974)
Proceeds from issuance of term loan	365,000	383,000	—
Principal payments on term loan	(16,478)	—	—
Proceeds from issuance of senior unsecured notes	550,000	—	1,000,000
Redemption of senior unsecured notes	—	—	(500,000)
Proceeds from issuance of convertible notes	402,500	200,000	—
Principal payments on convertible notes	(143,748)	(461)	—
Purchase of capped calls related to the issuance of convertible notes	(37,835)	—	—
Net proceeds of common stock issuances	492,377	188,881	200,641
Payments of dividends and distributions	(159,786)	(132,198)	(113,510)
Withholdings on employee share vesting	(1,488)	(3,211)	(14,018)
Redemption premium paid	—	—	(14,101)
Payment of debt issuance costs	(22,894)	(11,754)	(17,750)
Collateral provided to hedge counterparties	(166,600)	—	—
Collateral received from hedge counterparties	176,050	—	—
Other	(3,268)	(9,820)	(12)
Net cash provided by (used in) financing activities	**1,792,224**	**516,779**	**630,835**
Increase (decrease) in cash, cash equivalents, and restricted cash	(100,890)	(75,101)	(59,258)
Cash, cash equivalents, and restricted cash at beginning of period	175,972	251,073	310,331
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$ **75,082**	$ **175,972**	$ **251,073**
Interest paid	$ 138,418	$ 98,704	$ 108,267
Supplemental disclosure of non-cash activity			
Residual assets retained from securitization transactions	$ 35,483	$ 28,614	$ 56,432
Equity method investments received upon deconsolidation of a special purpose entity	144,603	—	—
Right-of-use asset obtained in exchange for lease liability	—	—	4,628
Issuance of common stock from conversion of convertible notes	—	7,674	141,810
Deconsolidation of non-recourse debt and other liabilities	257,746	—	126,139
Deconsolidation of assets pledged for non-recourse debt	374,608	—	130,513

See accompanying notes.

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Notes to Consolidated Financial Statements

December 31, 2023

1.   The Company

Hannon Armstrong Sustainable Infrastructure Capital, Inc. (the "Company") actively partners with clients to deploy real assets that facilitate the energy transition. Our investments take various forms, including equity, joint ventures, real estate ownership, lending and other financing transactions. We generate net investment income from our portfolio, and fees through gain-on sale securitization transactions, asset management and servicing, broker/dealer and other services. We also generate recurring income through our residual ownership in securitization and syndication structures.

The Company and its subsidiaries are hereafter referred to as "we," "us" or "our." We refer to the income producing assets that we hold on our balance sheet as our "Portfolio." Our Portfolio includes:

- equity investments in either preferred or common structures in unconsolidated entities;

- commercial and government receivables;

- real estate; and

- investments in debt securities.

We finance our business through cash on hand, non-recourse debt, recourse debt, convertible securities, or equity issuances and may also decide to finance such transactions through the use of off-balance sheet securitization structures.

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HASI." We intend to continue to operate our business in a manner that will maintain our exemption from registration as an investment company under the Investment Company Act of 1940 (the "1940 Act"), as amended. We operate our business through, and serve as the sole general partner of, our operating partnership subsidiary, Hannon Armstrong Sustainable Infrastructure, L.P., (the "Operating Partnership"), which was formed to acquire and directly or indirectly own our assets.

Transition to Taxable C Corporation

As a result of expanding opportunities in non-qualifying assets, effective January 1, 2024, we have elected to revoke our real estate investment trust ("REIT") election, and will be taxed as a C Corporation beginning in tax year 2024. Commencing with the taxable year ended December 31, 2024, all of the Company's taxable income is subject to U.S. federal and state income tax at the applicable corporate tax rate. Dividends paid to stockholders are no longer tax deductible to us. The Company is also no longer subject to the REIT requirement for distributions to stockholders when the Company has taxable income.

The Company anticipates that operating as a taxable C Corporation will provide the Company with flexibility to execute various strategic initiatives without the constraints of complying with REIT requirements, including investing in power generating, transportation, and alternative fuel assets which are not REIT qualifying assets. The Company's transition to a taxable C Corporation is not expected to result in significant incremental current income tax expense in the near term due to the availability of net operating loss ("NOL") carryforwards and tax credits typically offered by the assets in which we often invest. See Note 10 for additional information.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material. In the opinion of management, all adjustments necessary to present fairly our financial position, results of operations and cash flows have been included. Certain amounts in the prior years have been reclassified to conform to the current year presentation.

The consolidated financial statements include our accounts and controlled subsidiaries, including the Operating Partnership. All material intercompany transactions and balances have been eliminated in consolidation.

Following the guidance for non-controlling interests in Financial Accounting Standards Board Accounting Standards Codification ("ASC") 810, Consolidation ("ASC 810"), references in this report to our earnings per share and our net income and stockholders' equity attributable to common stockholders do not include amounts attributable to non-controlling interests.

Consolidation

We account for our investments in entities that are considered voting interest entities or variable interest entities ("VIEs") under ASC 810 and assess on an ongoing basis whether we should consolidate these entities. We have established various special purpose entities or securitization trusts for the purpose of securitizing certain assets that are not consolidated in our financial statements as described below in Securitization of Financial Assets.

Since we have assessed that we have power over and receive the benefits from those special purpose entities that are formed for the purpose of holding our assets on our balance sheet, we have concluded we are the primary beneficiary and should consolidate these entities under the provisions of ASC 810. We also have certain subsidiaries we deem to be voting interest entities that we control through our ownership of voting interests and accordingly consolidate.

Certain of our equity method investments were determined to be interests in VIEs in which we are not the primary beneficiary, as we do not direct the significant activities of these entities, and thus we account for those investments as Equity Method Investments as discussed below. Our maximum exposure to loss through these investments is typically limited to their recorded values. However, we may provide financial commitments to these VIEs or guarantee certain of their obligations. Certain other entities in which we have equity investments have been assessed to be voting interest entities and as we exert significant influence rather than control through our ownership of voting interests, we do not consolidate them and thus account for them as equity method investments described below.

Equity Method Investments

We have made equity investments, typically in structures where we have a preferred return position. These investments are typically owned in holding companies (using limited liability companies ("LLCs") taxed as partnerships) where we partner with either the operator of the project or other institutional investors. We share in the cash flows, income, and tax attributes according to a negotiated schedule which typically does not correspond with our ownership percentages. Investors, if any, in a preferred return position typically receive a priority distribution of all or a portion of the project's cash flows, and in some cases, tax attributes. Once the preferred return, if applicable, is achieved, the partnership "flips" and common equity investors, often the operator of the project, receive a larger portion of the cash flows, with the previously preferred investors retaining an on-going residual interest.

Our equity investments in climate solutions projects are accounted for under the equity method of accounting. Under the equity method of accounting, the carrying value of these equity method investments is determined based on amounts we invested, adjusted for the equity in earnings or losses of the investee allocated based on the LLC agreement, less distributions received. For the LLC agreements that contain preferences with regard to cash flows from operations, capital events and liquidation, we reflect our

share of profits and losses by determining the difference between our claim on the investee's reported book value at the beginning and the end of the period, which is adjusted for distributions received and contributions made. This claim is calculated as the amount we would receive if the investee were to liquidate all of its assets at the recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective priorities. This method is referred to as the hypothetical liquidation at book value method ("HLBV"). Our exposure to loss in these investments is limited to the amount of our equity investment, as well as receivables from or guarantees made to the same investee.

Any difference between the amount of our investment and the amount of underlying equity in net assets at the time of our investment is generally amortized over the life of the assets and liabilities to which the difference relates. Cash distributions received from each equity method investment are classified as operating activities to the extent of cumulative earnings for each investment in our consolidated statements of cash flows. Our initial investment and additional cash distributions beyond the amounts that are classified as operating activities are classified as investing activities in our consolidated statements of cash flows. We typically recognize earnings one quarter in arrears for certain of these investments to allow for the receipt of financial information.

We evaluate on a quarterly basis whether the current carrying value of our investments accounted for using the equity method have an other than temporary impairment ("OTTI"). An OTTI occurs when the estimated fair value of an investment is below the carrying value and the difference is determined to not be recoverable in the near term. First, we consider both qualitative and quantitative evidence in determining whether there is an indicator of a loss in investment value below carrying value. After considering the weight of available evidence, if it is determined that there is an indication of loss in investment value, we will perform a fair value analysis. If the resulting fair value is less than the carrying value, we will determine if this loss in value is OTTI, and we will recognize any OTTI in the income statement as an impairment. This evaluation requires significant judgment regarding, but not limited to, the severity and duration of the impairment; the ability and intent to hold the securities until recovery; financial condition, liquidity, and near-term prospects of the issuer; specific events; and other factors.

Commercial and Government Receivables

Commercial and government receivables ("receivables") include project loans and receivables. These receivables are separately presented in our balance sheet to illustrate the differing nature of the credit risk related to these assets. Unless otherwise noted, we generally have the ability and intent to hold our receivables for the foreseeable future and accordingly we classify them as held for investment. Our ability and intent to hold certain receivables may change from time to time depending on a number of factors including economic, liquidity and capital market conditions. At inception of the arrangement, the carrying value of receivables held for investment represents the present value of the note, lease or other payments, net of any unearned fee income, which is recognized as income over the term of the note or lease using the effective interest method. Receivables that are held for investment are carried at amortized cost, net of any unamortized acquisition premiums or discounts and include origination and acquisition costs, as applicable. Our initial investment and principal repayments of these receivables are classified as investing activities and the interest collected is classified as operating activities in our consolidated statements of cash flows. Receivables that we intend to sell in the short-term are classified as held-for-sale and are carried at the lower of amortized cost or fair value on our balance sheet, which is assessed on an individual asset basis. The purchases and proceeds from receivables that we intend to sell at origination are classified as operating activities in our consolidated statements of cash flows. Interest collected is classified as an operating activity in our consolidated statements of cash flows. Receivables from certain projects are subordinate to preferred investors in a project who are allocated the majority of such project's cash in the early years of the investment. Accordingly, such receivables may include the ability to defer scheduled interest payments in exchange for increasing our receivable balance. We generally accrue this paid-in-kind ("PIK") interest when collection is expected and cease accruing PIK interest if there is insufficient value to support the accrual or we expect that any portion of the principal or interest due is not collectible. The change in PIK in any period is included in Change in accrued interest on receivables and investments in the operating section of our statement of cash flows.

We evaluate our receivables for an allowance as determined under ASC Topic 326 *Financial Instruments- Credit Losses* ("Topic 326") and for our internally derived asset performance categories included in Note 6 to our financial statements on at least a quarterly basis and more frequently when economic or other conditions warrant such an evaluation. When a receivable becomes 90 days or more past due, and if we otherwise do not expect the debtor to be able to service all of its debt or other obligations, we will generally consider the receivable delinquent or impaired and place the receivable on non-accrual status and cease recognizing income from that receivable until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a receivable's status significantly improves regarding the debtor's ability to service the debt or other obligations, we will remove it from non-accrual status.

We determine our allowance based on the current expectation of credit losses over the contractual life of our receivables as required by Topic 326. We use a variety of methods in developing our allowance including discounted cash flow analysis and probability-of-default/loss given default ("PD/LGD") methods. In developing our estimates, we consider our historical experience with our and similar assets in addition to our view of both current conditions and what we expect to occur within a period of time for which we can develop reasonable and supportable forecasts, typically two years. For periods following the reasonable and supportable forecast period, we revert to historical information when developing assumptions used in our estimates. In developing our forecasts, we consider a number of qualitative and quantitative factors in our

assessment, which may include a project's operating results, loan-to-value ratio, any cash reserves, the ability of expected cash from operations to cover the cash flow requirements currently and into the future, key terms of the transaction, the ability of the borrower to refinance the transaction, other credit support from the sponsor or guarantor and the project's collateral value. In addition, we consider the overall economic environment, the climate solutions sector, the effect of local, industry, and broader economic factors such as unemployment rates and power prices, the impact of any variation in weather and the historical and anticipated trends in interest rates, defaults and loss severities for similar transactions. For those assets where we record our allowance using a discounted cash flow method, we have elected to record the change in allowance due solely to the passage of time through the provision for loss on receivables in our income statement. For assets where the obligor is a publicly rated entity, we consider the published historical performance of entities with similar ratings in developing our estimate of an allowance, making adjustments determined by management to be appropriate during the reasonable and supportable forecast period. We have made certain loan commitments that are within the scope of Topic 326. When estimating an allowance for these loan commitments we consider the probability of certain amounts to be funded and apply either a discounted cash flow or PD/LGD methodology as described above. We charge off receivables against the allowance, if any, when we determine the unpaid principal balance is uncollectible, net of recovered amounts. Any provision we record for an allowance is a non-cash reconciling item to cash from operating activities in our consolidated statements of cash flows.

Real Estate

Real estate consists of land or other real property and its related lease intangibles, net of any amortization. Our real estate is generally leased to tenants on a triple net lease basis, whereby the tenant is responsible for all operating expenses relating to the property, generally including property taxes, insurance, maintenance, repairs and capital expenditures. Certain real estate transactions may be characterized as "failed sale-leaseback" transactions as defined under ASC Topic 842, *Leases*, and thus are accounted for as financing transactions similarly to our commercial receivables as described above in Government and Commercial Receivables.

For our real estate lease transactions that are classified as operating leases, the scheduled rental revenue typically varies during the lease term and thus rental income is recognized on a straight-line basis, unless there is considerable risk as to collectability, so as to produce a constant periodic rent over the term of the lease. Accrued rental income is the aggregate difference between the scheduled rents that vary during the lease term and the income recognized on a straight-line basis and is recorded in other assets. Expenses, if any, related to the ongoing operation of leases where we are the lessor are charged to operations as incurred. Our initial investment is classified as investing activities and income collected for rental income is classified as operating activities in our consolidated statements of cash flows.

When our real estate transactions are treated as an asset acquisition with an operating lease, we typically record our real estate purchases at cost, including acquisition and closing costs, which is allocated to each tangible and intangible asset acquired on a relative fair value basis.

The fair value of the tangible assets of an acquired leased property is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and tenant improvements, if any, based on the determination of the fair values of these assets. The as-if-vacant fair value of a property is typically determined by management based on appraisals by a qualified appraiser. In determining the fair value of the identified intangibles of an acquired property, above-market and below-market in-place lease values are valued based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining term of the lease, including renewal periods reasonably certain of being exercised by the lessee.

The capitalized off-market lease values are amortized as an adjustment of rental income over the term used to value the intangible. We also record, as appropriate, an intangible asset for in-place leases. The value of the leases in place at the time of the transaction is equal to the potential income lost if the leases were not in place. The amortization of this intangible occurs over the initial term unless management believes that it is reasonably certain that the tenant would exercise the renewal option, in which case the amortization would extend through the renewal period. If a lease were to be terminated, all unamortized amounts relating to that lease would be written off.

Investments

Investments are debt securities that meet the criteria of ASC 320, *Investments-Debt and Equity Securities*. We have designated our debt securities as available-for-sale and carry these securities at fair value on our balance sheet. Unrealized gains and losses, to the extent not considered to be credit related, on available-for-sale debt securities are recorded as a component of accumulated other comprehensive income ("AOCI") in equity on our balance sheet. When a security is sold, we reclassify the AOCI to earnings based on specific identification. Our initial investment and principal repayments of these investments are classified as investing activities and the interest collected is classified as operating activities in our consolidated statements of cash flows.

We evaluate our investments for impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Our impairment assessment is a subjective process requiring the use of judgments and assumptions. Accordingly, we regularly evaluate the extent and impact of any credit deterioration associated with the financial and operating performance and value of the underlying project. We consider several qualitative and quantitative factors in our assessment. The primary factor in our assessment is the current fair value of the security, while other factors include changes in the credit rating, performance of the underlying project, key terms of the transaction, the value of any collateral and any support provided by the sponsor or guarantor.

To the extent that we have identified an impairment for a security, intend to hold the investment to maturity, and do not expect that we will be required to sell the security prior to recovery of the amortized cost basis, we will recognize only the credit component of the unrealized loss in earnings by recording an allowance against the amortized cost of the asset as required by Topic 326. We determine the credit component using the difference between the security's amortized cost basis and the present value of its expected future cash flows, discounted using the effective interest method or its estimated collateral value. Any remaining unrealized loss due to factors other than credit is recorded in AOCI.

To the extent we hold investments with a fair value less than the amortized cost and we have made the decision to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, we recognize the entire portion of the impairment in earnings.

Premiums or discounts on investment securities are amortized or accreted into interest income using the effective interest method.

Securitization of Assets

We have established various special purpose entities or securitization trusts for the purpose of securitizing certain financial assets. We determined that the trusts used in securitizations are VIEs, as defined in ASC 810. When we conclude that we are not the primary beneficiary of certain trusts because we do not have power over those trusts' significant activities, we do not consolidate the trust. We typically serve as primary or master servicer of these trusts; however, as the servicer, we do not have the power to make significant decisions impacting the performance of the trusts.

We account for transfers of financial assets to these securitization trusts as sales pursuant to ASC 860, *Transfers and Servicing* ("ASC 860"), when we have concluded the transferred assets have been isolated from the transferor (i.e., put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership) and we have surrendered control over the transferred assets. When we are unable to conclude that we have been sufficiently isolated from the securitized financial assets, we treat such trusts as secured borrowings, retaining the assets on our balance sheet and recording the amounts due to the trust investor as non-recourse debt. Transfers of non- financial assets are accounted for under ASC 610-20, *Gains and Losses from the Derecognition of Non-financial Assets*, and those transfers are accounted for as sales when we have concluded that we have transferred control of the non-financial asset.

For transfers treated as sales under ASC 860, we have received true-sale-at-law and non-consolidation legal opinions for all of our securitization trust structures to support our conclusion regarding the transferred financial assets. When we sell financial assets in securitizations, we generally retain interests in the form of servicing rights and residual assets, which we refer to as securitization assets.

Gain or loss on the sale of assets is calculated based on the excess of the proceeds received from the securitization (less any transaction costs) plus any retained interests obtained over the cost basis of the assets sold. For retained interests, we generally estimate fair value based on the present value of future expected cash flows using our best estimates of the key assumptions of anticipated losses, prepayment rates, and current market discount rates commensurate with the risks involved. Cash flows related to our securitizations at origination are classified as operating activities in our consolidated statements of cash flows.

We initially account for all separately recognized servicing assets and servicing liabilities at fair value and subsequently measure such servicing assets and liabilities using the amortization method. Servicing assets and liabilities are amortized in proportion to, and over the period of, estimated net servicing income with servicing income recognized as earned. We assess servicing assets for impairment at each reporting date. If the amortized cost of servicing assets is greater than the estimated fair value, we will recognize an impairment in net income.

We account for our other retained interests in securitized financial assets, the residual assets, similar to available-for-sale debt securities and carry at fair value with changes in fair value recorded in AOCI pursuant to ASC 325-40, *Beneficial Interests in Securitized Financial Assets.* Income related to the residual assets is recognized using the effective interest rate method and included in securitization income in our income statement. Our residual assets are evaluated for impairment on a quarterly basis under Topic 326. A residual asset is impaired if its fair value is less than its carrying value. The credit component of impairments, if any, are recognized by recording an allowance against the amortized cost of the asset. For changes in expected cash flows, we will calculate a new yield based on the current amortized cost of the residual assets and the revised expected cash flows. This yield is used prospectively to recognize our income related to these assets. Residual interests in securitized non-financial assets are accounted for as equity method investments, and subject to those accounting policies described above.

Cash and Cash Equivalents

Cash and cash equivalents include short-term government securities, certificates of deposit and money market funds, all of which had an original maturity of three months or less at the date of purchase. These securities are carried at their purchase price, which approximates fair value.

Restricted Cash

Restricted cash includes cash and cash equivalents set aside with certain lenders primarily to support obligations outstanding as of the balance sheet dates. Restricted cash is reported as part of other assets in our consolidated balance sheets. Refer to Note 3 to our financial statements in this Form 10-K for disclosure of the balances of restricted cash included in other assets.

Convertible Notes

We have issued convertible and exchangeable senior unsecured notes (together, "Convertible Notes") that are accounted for in accordance with ASC 470-20, *Debt with Conversion and Other Options, and ASC 815, Derivatives and Hedging* ("ASC 815"). Under ASC 815, issuers of certain convertible or exchangeable debt instruments are generally required to separately account for the conversion or exchange option of the debt instrument as either a derivative or equity, unless it meets the scope exemption for contracts indexed to, and settled in, an issuer's own equity. Since our conversion or exchange options are both indexed to our equity and can only be settled in our common stock, we have met the scope exemption, and therefore, we are not separately accounting for the embedded conversion or exchange options. The initial issuance and any principal repayments are classified as financing activities and interest payments are classified as operating activities in our consolidated statements of cash flows. If converted or exchanged, the carrying value of each Convertible Note is reclassified into stockholders' equity.

Derivative Financial Instruments

We use derivative financial instruments, including interest rate swaps and collars, to manage, or hedge, our interest rate risk exposures associated with new debt issuances and anticipated refinancings of existing debt, to manage our exposure to fluctuations in interest rates on floating-rate debt, and to optimize the mix of our fixed and floating-rate debt. Our objective is to reduce the impact of changes in interest rates on our results of operations and cash flows. The fair values of our interest rate derivatives designated and qualifying as effective cash flow hedges are reflected in our consolidated balance sheets as a component of other assets (if in an unrealized asset position) or accounts payable, accrued expenses and other (if in an unrealized liability position) and in net unrealized gains and losses in AOCI as described below. The cash settlements of our interest rate swaps, if any, are classified as operating activities in our consolidated statements of cash flows.

The interest rate derivatives we use are intended to be designated as cash flow hedges and are considered highly effective in reducing our exposure to the interest rate risk that they are designated to hedge. This effectiveness is required in order to qualify for hedge accounting. Instruments that meet the required hedging criteria are formally designated as hedging instruments at the inception of the derivative contract. Derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge and meets the highly effective threshold, the change in the fair value of the derivative is recorded in AOCI, net of associated deferred income tax effects and is recognized in earnings at the same time as the hedged item. For any derivative instruments not designated as hedging instruments, changes in fair value would be recognized in earnings in the period that the change occurs. We assess, both at the inception of the hedge and on an ongoing basis, whether the derivatives designated as cash flow hedges are highly effective in offsetting the changes in cash flows of the hedged items. We do not hold derivatives for trading purposes. Any collateral posted or received as credit support against derivative positions are netted against those derivatives in our balance sheets. When our collateral account with any particular counterparty is in a liability position, we include inflows and outflows related to those collateral postings within financing activities in our statement of cash flows. When our collateral account with any particular counterparty is in an asset position, we include inflows and outflows related to those collateral postings within investing activities in our statement of cash flows.

Interest rate derivative contracts contain a credit risk that counterparties may be unable to fulfill the terms of the agreement. We attempt to minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and do not anticipate nonperformance by the counterparties due to their requirement to post collateral.

We have entered into certain capped call transactions to mitigate the economic dilution that may result from the conversion or exchange of certain of our Convertible Notes. These transactions are freestanding equity-linked derivative instruments that qualify for the exemption for contracts indexed to, and settled in, an issuer's own equity found in ASC 815, and accordingly the payment of the option premium was recorded as a reduction of Additional Paid-in-Capital within our Statement of Stockholders' Equity.

Income Taxes

We elected and qualified to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2013 through our taxable year ended December 31, 2023. We have revoked our REIT status effective January 1, 2024, and beginning in taxable year 2024 will be taxed as a C Corporation. For tax years 2023 and prior, we had taxable REIT subsidiaries ("TRS") that were taxed separately, and that were generally be subject to U.S. federal, state, and local income taxes as well as taxes of foreign jurisdictions, if any. To qualify as a REIT, we were required to meet on an ongoing basis several organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT's net taxable income before dividends paid, excluding capital gains, to our stockholders each year. As a REIT, for tax years ended December 31, 2023 and

earlier, we were not subject to U.S. federal corporate income tax on that portion of net income that was distributed to our owners in accordance with the REIT rules. Subsequent to our REIT status revocation, all of our net taxable income is subject to U.S. federal and state income tax at the applicable corporate tax rate, and dividends paid to stockholders are no longer tax deductible.

We account for income taxes under ASC 740, *Income Taxes* ("ASC 740") for tax years 2024 and later, and for our TRS for tax years 2023 and earlier, using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. We evaluate any deferred tax assets for valuation allowances based on an assessment of available evidence including sources of taxable income, prior years taxable income, any existing taxable temporary differences and our future investment and business plans that may give rise to taxable income. We treat any tax credits we receive from our equity investments in renewable energy projects as reductions of federal income taxes of the year in which the credit arises. Any deferred tax impacts resulting from transfers of assets to or from our TRS were recorded as an adjustment to additional paid-in capital, as it is a transfer amongst entities under common control.

We apply ASC 740 with respect to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. This guidance requires the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are "more likely than not" to be sustained by the applicable tax authority. We are required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes U.S. federal and certain states.

Equity-Based Compensation

We have adopted equity incentive plans which provide for grants of stock options, stock appreciation rights, restricted stock units, shares of restricted common stock, phantom shares, dividend equivalent rights, long-term incentive-plan units ("LTIP Units") and other restricted limited partnership units issued by our Operating Partnership and other equity-based awards. From time to time, we may grant equity or equity-based awards as compensation to our independent directors, employees, advisors, consultants and other personnel. Certain awards earned under each plan are based on achieving various performance targets, which are generally earned between 0% and 200% of the initial target, depending on the extent to which the performance target is met. In addition to performance targets, income or gain must be allocated by our Operating Partnership to certain LTIP Units issued by our Operating Partnership so that the capital accounts of such units are equalized with the capital accounts of other holders of OP units before parity is reached and LTIP Units can be converted to limited partnership units.

We record compensation expense for grants made in accordance with ASC 718, *Compensation—Stock Compensation*. We record compensation expense for unvested grants that vest solely based on service conditions on a straight-line basis over the vesting period of the entire award based upon the fair market value of the grant on the date of grant. Fair market value for restricted common stock is based on our share price on the date of grant. For awards where the vesting is contingent upon achievement of certain performance targets, compensation expense is measured based on the fair market value on the grant date and is recorded over the requisite service period (which includes the performance period). Actual performance results at the end of the performance period determines the number of shares that will ultimately be awarded. We have also issued awards where the vesting is contingent upon service being provided for a defined period and certain market conditions being met. The fair value of these awards, as measured at the grant date, is recognized over the requisite service period, even if the market conditions are not met. The grant date fair value of these awards was developed by an independent appraiser using a Monte Carlo simulation. Forfeitures of unvested awards are recognized as they occur.

We have a retirement policy that provides for full vesting at retirement of any time-based awards that were granted prior to the date of retirement and permits the vesting of performance-based awards that were granted prior to the date of retirement according to the original vesting schedule of the award, subject to the achievement of the applicable performance measures and without the requirement for continued employment. Employees are eligible for the retirement policy upon meeting age and years of service criteria. We record compensation expense for unvested grants through the date in which an employee meets the retirement criteria.

Earnings Per Share

We compute earnings per share of common stock in accordance with ASC 260, *Earnings Per Share*. Basic earnings per share is calculated by dividing net income attributable to controlling stockholders (after consideration of the earnings allocated to unvested grants, if applicable) by the weighted-average number of shares of common stock outstanding during the period excluding the weighted average number of unvested grants, if applicable ("participating securities" as defined in Note 12 to our financial statements in this Form 10-K). Diluted earnings per share is calculated by dividing net income attributable to controlling stockholders (after consideration of the earnings allocated to unvested grants, if applicable) by the

weighted-average number of shares of common stock outstanding during the period plus other potential common stock instruments if they are dilutive. Other potentially dilutive common stock instruments include our unvested restricted stock, other equity-based awards, and Convertible Notes. The restricted stock and other equity-based awards are included if they are dilutive using the treasury stock method. The treasury stock method assumes that theoretical proceeds received for future service provided is used to purchase shares of treasury stock at the average market price per share of common stock, which is deducted from the total shares of potential common stock included in the calculation. When unvested grants are dilutive, the earnings allocated to these dilutive unvested grants are not deducted from the net income attributable to controlling stockholders when calculating diluted earnings per share. The Convertible Notes are included if they are dilutive using the if-converted method, which removes interest expense related to the Convertible Notes from the net income attributable to controlling stockholders and includes the weighted average shares of potential common stock over the period issuable upon conversion or exchange of the note. No adjustment is made for shares of potential common stock that are anti-dilutive during a period. Our capped call transactions are anti-dilutive and therefore their impact will be excluded from earnings per share.

Segment Reporting

We manage our business as a single portfolio and report all of our activities as one business segment.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. ASU No. 2023-07 amended the existing segment reporting requirements by requiring disclosure of the significant segment expenses based on how management internally views segment information and by allowing the disclosure of more than one measure of segment profit or loss, as well as by expanding the interim period segment requirements. The ASU also requires single-reportable segment entities to report the disclosures required under ASC Topic 280, *Segment Reporting*. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Upon adoption of ASU No. 2023-07, we will provide the disclosures required by ASC Topic 280, *Segment Reporting*.

Other accounting standards updates issued before February 16, 2024, and effective after December 31, 2023, are not expected to have a material effect on our consolidated financial statements and related disclosures. There were no accounting standards that became effective in the year ended December 31, 2023 that had a material effect on our consolidated financial statements and related disclosures.

3. Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level hierarchy for classifying financial instruments. The levels of inputs used to determine the fair value of our financial assets and liabilities carried on the balance sheet at fair value and for those which only disclosure of fair value is required are characterized in accordance with the fair value hierarchy established by ASC 820, *Fair Value Measurements*. Where inputs for a financial asset or liability fall in more than one level in the fair value hierarchy, the financial asset or liability is classified in its entirety based on the lowest level input that is significant to the fair value measurement of that financial asset or liability. We use our judgment and consider factors specific to the financial assets and liabilities in determining the significance of an input to the fair value measurements. As of December 31, 2023 and December 31, 2022, only our residual assets related to our securitization trusts, our derivatives, and our investments were carried at fair value on the consolidated balance sheets on a recurring basis. The three levels of the fair value hierarchy are described below:

- Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date.
- Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
- Level 3—Unobservable inputs are used when little or no market data is available.

The tables below illustrate the estimated fair value of our financial instruments on our balance sheet. Unless otherwise discussed below, fair value for our Level 2 and Level 3 measurements is measured using a discounted cash flow model, contractual terms and inputs which consist of base interest rates and spreads over base rates which are based upon market observation and recent comparable transactions. An increase in these inputs would result in a lower fair value and a decline would result in a higher fair value. Our Senior Unsecured Notes (as defined below) and Convertible Notes are valued using a market based approach and observable prices. The receivables held-for-sale, if any, are carried at the lower of cost or fair value, as determined on an individual asset basis.

(in millions)	As of December 31, 2023		
	Fair Value	Carrying Value	Level
Assets			
Commercial receivables	$ 2,647	$ 2,983	Level 3
Government receivables	86	91	Level 3
Receivables held-for-sale	36	35	Level 3
Investments[1]	7	7	Level 3
Securitization residual assets[2]	219	219	Level 3
Derivative assets	10	10	Level 2
Liabilities[3]			
Credit facilities	$ 401	$ 401	Level 3
Commercial paper notes	30	30	Level 3
Term loan facilities	736	736	Level 3
Non-recourse debt	158	162	Level 3
Senior unsecured notes	2,251	2,337	Level 2
Convertible notes			
2025 Exchangeable Senior Notes	202	211	Level 2
2028 Exchangeable Senior Notes	481	408	Level 2
Total Convertible Notes	683	619	Level 2
Derivative liabilities	9	9	Level 2

(1)   The amortized cost of our investments as of December 31, 2023, was $ 8 million.

(2)   Included in securitization assets on the consolidated balance sheet. The amortized cost of our securitization residual assets as of December 31, 2023, was $ 258 million.

(3)   Fair value and carrying value exclude unamortized financing costs.

(in millions)	As of December 31, 2022		
	Fair Value	Carrying Value	Level
Assets			
Commercial receivables	$ 1,859	$ 1,887	Level 3
Government receivables	96	103	Level 3
Receivables held-for-sale	92	85	Level 3
Investments[1]	10	10	Level 3
Securitization residual assets[2]	177	177	Level 3
Liabilities[3]			
Credit facilities	$ 51	$ 51	Level 3
Commercial paper notes	—	—	Level 3
Term loan facilities	384	384	Level 3
Non-recourse debt	402	442	Level 3
Senior unsecured notes	1,546	1,784	Level 2
Convertible notes:			
2023 Convertible Senior Notes	137	143	Level 2
2025 Convertible Senior Notes	185	206	Level 2
Total Convertible Notes	322	349	Level 2

(1) The amortized cost of our investments as of December 31, 2022, was $ 12 million.

(2) Included in securitization assets on the consolidated balance sheet. The amortized cost of our securitization residual assets as of December 31, 2022, was $ 224 million.

(3) Fair value and carrying value exclude unamortized financing costs.

Securitization Residual Assets

The following table reconciles the beginning and ending balances for our Level 3 securitization residual assets that are carried at fair value on a recurring basis, with changes in fair value recorded through AOCI:

(in millions)	For the year ended December 31,	
	2023	2022
Balance, beginning of period	$ 177	$ 210
Accretion of securitization residual assets	14	17
Additions to securitization residual assets	37	29
Collections of securitization residual assets	(17)	(16)
Sales of securitization residual assets	—	—
Unrealized gains (losses) on securitization residual assets recorded in OCI	11	(63)
Provision for loss on securitization residual assets	(3)	—
BALANCE, END OF PERIOD	$ 219	$ 177

The following table illustrates our securitization residual assets in an unrealized loss position:

(in millions)	Estimated Fair Value		Unrealized Losses[1]		Count of Assets	
	Assets with a loss shorter than 12 months	Assets with a loss longer than 12 months	Assets with a loss shorter than 12 months	Assets with a loss longer than 12 months	Assets with a loss shorter than 12 months	Assets with a loss longer than 12 months
December 31, 2023	$ 24	$ 164	$ 0.3	$ 41	11	66
December 31, 2022	118	51	27	22	66	12

(1) Other than as discussed in Note 5, loss positions are due to interest rates movements and is not indicative of credit deterioration. We have the intent and ability to hold these investments until a recovery of fair value.

In determining the fair value of our securitization residual assets, as of December 31, 2023 and 2022, we used a market-based risk-free rate and added a range of interest rate spreads based upon recent transactions of approximately 1% to 6%. The weighted average discount rate used to determine the fair value of our securitization residual assets as of December 31, 2023 and 2022 was 6.6% and 6.8%, respectively.

Non-recurring Fair Value Measurements

Our financial statements may include non-recurring fair value measurements related to acquisitions and non-monetary transactions, if any. Assets acquired in a business combination, if any, are recorded at their fair value. We may use third party valuation firms to assist us with developing our estimates of fair value. In 2023, we deconsolidated a special purpose entity and its associated assets and non-recourse debt, and retained a residual interest in the special purpose entity in the form of an equity method investment. We describe how we determined the fair value of our retained investment in Note 5.

Concentration of Credit Risk

Commercial and government receivables, real estate leases, and debt investments consist primarily of receivables from various projects, U.S. federal government-backed receivables, and investment grade state and local government receivables and do not, in our view, represent a significant concentration of credit risk given the large number of diverse offtakers and other obligors of the projects. Additionally, certain of our investments are collateralized by projects concentrated in certain geographic regions throughout the United States. These investments typically have structural credit protections to mitigate our risk exposure and, in most cases, the projects are insured for estimated physical loss which helps to mitigate the possible risk from these concentrations.

We had cash deposits that are subject to credit risk as shown below:

(in millions)	December 31,	
	2023	2022
Cash deposits	$ 63	$ 156
Restricted cash deposits (included in other assets)	12	20
TOTAL CASH DEPOSITS	$ 75	$ 176
Amount of cash deposits in excess of amounts federally insured	$ 63	$ 174

4.   Non-Controlling Interest

Units of limited partnership interests in the Operating Partnership ("OP units") that are owned by limited partners other than us are included in non-controlling interest on our consolidated balance sheets. The non-controlling interest holders are generally allocated their pro rata share of income, other comprehensive income and equity transactions.

The outstanding OP units not held by us represent approximately 1% of our outstanding OP units and are redeemable by the limited partners for cash, or at our option, for a like number of shares of our common stock. No OP units were exchanged by non-controlling interest holders during the years ended December 31, 2023, and 2,777 OP units were exchanged for the same number of shares in December 31, 2022.

We have also granted to members of our leadership team and directors LTIP Units pursuant to our equity incentive plans. The LTIP Units issued to employees are held by HASI Management HoldCo LLC. The LTIP Units are designed to qualify as profits interests in the Operating Partnership and initially will have a capital account balance of zero and, therefore, will not have full parity with OP units with respect to liquidating distributions or other rights. However, the amended and restated agreement of limited partnership of the Operating Partnership (the "OP Agreement") provides that "book gains," or economic appreciation, in the Operating Partnership will be allocated first to the LTIP Units until the capital account per LTIP Units is equal to the capital account per-unit of the OP units. Under the terms of the OP Agreement, the Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP Units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Once this has occurred, the LTIP Units will achieve full parity with the OP units for all purposes, including with respect to liquidating distributions and redemption rights. In addition to these attributes, there are vesting and settlement conditions similar to our other equity-based awards as discussed in Notes 2 and 11 to our financial statements in this Form 10-K.

5.   Securitization of Financial Assets

The following summarizes certain transactions with securitization trusts:

(in millions)	As of and for the year ended December 31,		
	2023	2022	2021
Gains on securitizations	$ 69	$ 57	$ 68
Cost of financial assets securitized	559	500	810
Proceeds from securitizations	628	557	878
Residual and servicing assets	219	117	210
Cash received from residual and servicing assets	20	20	18

In connection with securitization transactions, we typically retain servicing responsibilities and residual assets. We generally receive annual servicing fees that are typically up to 0.25% of the outstanding balance. We may periodically make servicer advances, that are subject to credit risk. Included in securitization assets in our consolidated balance sheets are our servicing assets at amortized cost and our residual assets at fair value. Our residual assets are subordinate to investors' interests, and their values are subject to credit, prepayment and interest rate risks on the transferred financial assets. Other than our securitization assets representing these residual interests in the trusts' assets, the investors and the securitization trusts have no recourse to our other assets for failure of debtors to pay when due. In computing gains and losses on securitizations, we use discount rates based on a review of comparable market transactions including Level 3 unobservable inputs which consist of base interest rates and spreads over these base rates. Depending on the nature of the transaction risks, the discount rate ranged from 5.6% to 9.5% during the year ended December 31, 2023.

As of December 31, 2023 and December 31, 2022, our managed assets totaled $12.3 billion and $9.8 billion, respectively, of which $6.1 billion and $5.5 billion, respectively, were securitized assets held in unconsolidated securitization trusts. As of December 31, 2023 and December 31, 2022, these trusts held $5.6 billion and $5.3 billion, respectively, of notes due to investors. There were no securitization credit losses in the years ended December 31, 2023, 2022, or 2021. As of December 31, 2023, there were no material payments from debtors to the securitization trusts that were greater than 90 days past due.

Receivables from contracts for the installation of energy efficiency and other technologies are the source of cash flows for $108 million of our securitization residual assets. These technologies are installed in facilities owned by, or operated for or by, federal, state or local government entities where the ultimate obligor for the receivable is a governmental entity. The contracts may have guarantees of energy savings from third-party service providers, which typically are entities rated investment grade by an independent rating agency. The remainder of our securitization residual assets are related to contracts where the underlying cash flows are secured by an interest in real estate which are typically senior in terms of repayment to other financings.

In 2023, we recorded an allowance for losses on securitization residual assets related to prepayable assets secured by real estate. While there is no change in the underlying credit quality of the securitized assets, we have revised our estimates of cash flows due to prepayments on certain of these assets. The following table reconciles our beginning and ending allowance for loss on securitization residual assets:

(in millions)	Commercial	Government
Beginning balance - December 31, 2021	$ —	$ —
Provision for loss on securitization asset	—	—
Provision recorded on purchase of a credit deteriorated asset	—	—
Write-off of allowance	—	—
Recovery of allowance	—	—
Ending balance - December 31, 2022	$ —	$ —
Provision for loss on securitization asset	3	—
Provision recorded on purchase of a credit deteriorated asset	—	—
Write-off of allowance	—	—
Recovery of allowance	—	—
Ending balance - December 31, 2023	$ 3	$ —

We recognized a gain of approximately $19 million upon deconsolidation of certain land assets and the debt to which those assets were pledged, which is included in gain on of assets in our income statement. The fair value of our retained interest, which we account for as an equity method investment as described in Note 6, was calculated consistently with how we calculate the value of our securitization residual assets described above.

6.   Our Portfolio

As of December 31, 2023, our Portfolio included approximately $6.2 billion of equity method investments, receivables, real estate and investments on our balance sheet. The equity method investments represent our non-controlling equity investments in climate solutions. The receivables and investments are typically collateralized by contractually committed debt obligations of government entities or private high credit quality obligors and are often supported by additional forms of credit enhancement, including security interests and supplier guaranties. The real estate is typically land and related lease intangibles for long-term leases to wind and solar projects.

In developing and evaluating performance against our credit criteria, we consider a number of qualitative and quantitative criteria which may include a project's operating results, loan-to-value ratio, any cash reserves, the ability of expected cash from operations to cover the cash flow requirements currently and into the future, key terms of the transaction, the ability of the borrower to refinance the transaction, the financial and operating capability of the borrower, its sponsors or the obligor as well as any guarantors and the project's collateral value. In addition, we consider the overall economic environment, the climate solutions sector, the effect of local, industry and broader economic factors, the impact of any variation in weather and the historical and anticipated trends in interest rates, defaults and loss severities for similar transactions.

The following is an analysis of the Performance Ratings of our Portfolio as of December 31, 2023, which is assessed quarterly:

(dollars in millions)	Portfolio Performance				
	Commercial	Government			
	1[1]	2[2]	3[3]	1[1]	Total
Receivable Vintage [4]					
2023	$ 877	$ —	$ —	$ —	$ 877
2022	978	—	—	—	978
2021	294	—	—	—	294
2020	168	—	—	—	168
2019	398	—	—	—	398
Prior to 2019	318	—	—	91	409
Total receivables held-for-investment	3,033	—	—	91	3,124

Less: Allowance for loss on receivables	(50)	—	—	—	(50)
Net receivables held-for-investment [5]	2,983	—	—	91	3,074
Receivables held-for-sale	32	—	—	3	35
Investments	5	—	—	2	7
Real estate	111	—	—	—	111
Equity method investments [6]	2,930	36	—	—	2,966
TOTAL	$ 6,061	$ 36	$ —	$ 96	$ 6,193
Percent of Portfolio	97%	1%	—%	2%	100%

(1) This category includes our assets where based on our credit criteria and performance to date we believe that our risk of not receiving our invested capital remains low.

(2) This category includes our assets where based on our credit criteria and performance to date we believe there is a moderate level of risk to not receiving some or all of our invested capital.

(3) This category includes our assets where based on our credit criteria and performance to date, we believe there is substantial doubt regarding our ability to recover some or all of our invested capital. Loans in this category are placed on non-accrual status.

(4) Receivable vintage refers to the period in which the relevant loan agreement is signed, and a given vintage may contain loan advances made in periods subsequent to the period in which the loan agreement was signed.

(5) Total reconciles to the total of the government receivables and commercial receivables lines of the consolidated balance sheets

(6) Some of the individual projects included in portfolios that make up our equity method investments have government off-takers. As they are part of large portfolios, they are not classified separately.

Receivables

As of December 31, 2023 our allowance for loan losses was $50 million based on our expectation for credit losses over the lives of the receivables in our Portfolio. During 2023, we recorded a provision for loss on receivables of $9 million primarily due to new loans and loan commitments. During 2023, we entered into a variable rate revolving credit facility with an energy services company secured by projects in development, with a maximum principal amount of $300 million and that matures in 2026. As of December 31, 2023, the outstanding balance of the facility was $277 million and the facility bore interest at a rate of 10.1%.

Below is a summary of the carrying value, expected loan funding commitments, and allowance by type of receivable or "Portfolio Segment," as defined by Topic 326, as of December 31, 2023 and 2022:

(in millions)	December 31, 2023			December 31, 2022		
	Gross Carrying Value	Loan Funding Commitments	Allowance	Gross Carrying Value	Loan Funding Commitments	Allowance
Commercial[1]	$ 3,033	$ 423	$ 50	$ 1,928	$ 256	$ 41
Government[2]	91	—	—	103	—	—
TOTAL	$ 3,124	$ 423	$ 50	$ 2,031	$ 256	$ 41

(1) As of December 31, 2023, this category of assets include $ 1.5 billion of mezzanine loans made on a non-recourse basis to special purpose subsidiaries of residential solar companies which hold residential solar assets where we rely on certain limited indemnities, warranties, and other obligations of the residential solar companies or their other subsidiaries.

Risk characteristics of our commercial receivables include a project's operating risks, which include the impact of the overall economic environment, the climate solutions sector, the effect of local, industry, and broader economic factors, the impact of any variation in weather and trends in interest rates. We use assumptions related to these risks to estimate an allowance using a discounted cash flow analysis or the PD/LGD method as discussed in Note 2. All of our commercial receivables are included in Performance Rating 1 in the Portfolio Performance table above. For those assets in Performance Rating 1, the credit worthiness of the obligor combined with the various structural protections of our assets cause us to believe we have a low risk we will not receive our invested capital, however we recorded a $50 million allowance on these $ 3.0 billion in assets as a result of lower probability assumptions utilized in our allowance methodology.

(2) As of December 31, 2023, our government receivables include $ 10 million of U.S. federal government transactions and $ 81 million of transactions where the ultimate obligors are state or local governments.

Risk characteristics of our government receivables include the energy savings or the power output of the projects and the ability of the government obligor to generate revenue for debt service, via taxation or other means. Transactions may have guarantees of energy savings or other performance support from third-party service providers, which typically are entities, directly or whose ultimate parent entity is, rated investment grade by an independent rating agency. All of our government receivables are included in Performance Rating 1 in the Portfolio Performance table above. Our allowance for government receivables is primarily calculated by using PD/LGD methods as discussed in Note 2. Our expectation of credit losses for these receivables is immaterial given the high credit-quality of the obligors.

The following table reconciles our beginning and ending allowance for loss on receivables by Portfolio Segment for the year ended December 31, 2023:

(in millions)	Commercial	Government
Beginning balance - December 31, 2021	$ 36	$ —
Provision for loss on receivables	13	—
Write-off of allowance	(8)	—
Ending balance - December 31, 2022	**41**	**—**
Provision for loss on receivables	9	—
Write-off of allowance	—	—
Ending balance - December 31, 2023	$ 50	$ —

We have no receivables which are on non-accrual status.

The following table provides a summary of our anticipated maturity dates of our receivables and the weighted average yield for each range of maturities as of December 31, 2023:

(dollars in millions)	Total	Less than 1 year	1-5 years	5-10 years	More than 10 years
Maturities by period (excluding allowance)	$ 3,124	$ 1	$ 553	$ 1,317	$ 1,253
Weighted average yield by period	8.4%	6.5%	8.9%	8.5%	8.0%

Real Estate

Our real estate is leased to renewable energy projects, typically under long-term triple net leases with expiration dates that range between the years 2033 and 2052 under the initial terms and 2047 and 2080 if all renewals are exercised. In 2023, a majority of our land and related intangibles were deconsolidated, and we retain a residual interest in those assets in the form of equity method investments as discussed in Other Equity Method Investments below. The components of our real estate portfolio as of December 31, 2023 and 2022, were as follows:

(in millions)	December 31, 2023	December 31, 2022
Real Estate		
Land	$ 97	$ 269
Lease intangibles	22	104
Accumulated amortization of lease intangibles	(8)	(20)
REAL ESTATE	$ 111	$ 353

As of December 31, 2023, the future amortization expense of the intangible assets and the future minimum rental income payments under our land lease agreements are as follows:

(in millions)	Future Amortization Expense	Minimum Rental Payments
Year Ending December 31,		
2024	$ 1	$ 24
2025	1	24
2026	1	24
2027	1	25
2028	1	25
Thereafter	9	673
TOTAL	$ 14	$ 795

Equity Method Investments

We have made non-controlling equity investments in a number of climate solutions projects that we account for as equity method investments. As of December 31, 2023, we held the following equity method investments:

(in millions)

Investee	Carrying Value
Jupiter Equity Holdings, LLC	$ 538
Lighthouse Partnerships[1]	903
Other equity method investments	1,525
TOTAL EQUITY METHOD INVESTMENTS	**$ 2,966**

(1)   Represents the total of five equity investments in a portfolio of a renewable energy projects discussed below.

Jupiter Equity Holdings, LLC

We have a preferred equity interest in Jupiter Equity Holdings, LLC ("Jupiter") that ownsnine operating onshore wind projects and four operating utility-scale solar projects with an aggregate capacity of approximately 2.3 gigawatts. Through December 31, 2023, we have made capital contributions to Jupiter of approximately $562 million related to these projects, reflecting final funding true-ups after all projects reached substantial completion. Alongside the project sponsor and under terms outlined in the partnership agreement, we have made $10 million in loans to Jupiter for contract restructuring expenses and payments related to winter storm Uri. In 2023, in order to increase both the near-term cash flows and expected lifetime return, we made an additional $58 million loan to the project to allow for the restructuring of certain power purchase agreements and tax equity arrangements, and also guaranteed, alongside the project sponsor, to fund the working capital needs of two of the underlying portfolio companies. We anticipate the incremental investment to be accretive to our earnings per share. Those loans are included in our Related Party Transactions disclosures below. At agreement inception, the projects feature cash flows from fixed-price power purchase agreements and financial hedges with a weighted average contract life of 13 years, contracted with highly creditworthy off-takers and counterparties.

Jupiter is governed by an amended and restated limited liability company agreement, dated July 1, 2020, by and among Jupiter, one of our subsidiaries and a subsidiary of the project sponsor, which contains customary terms and conditions. We own 100% of the Class A Units in Jupiter corresponding to49% of the distributions from Jupiter subject to the preferences discussed below. Most major decisions that may impact Jupiter, its subsidiaries or its assets, require the majority vote of a four person committee in which we and the project sponsor each have two representatives. Through Jupiter, we will be entitled to preferred distributions until certain return targets are achieved. Once these return targets are achieved, distributions will be allocated approximately 33% to us and approximately 67% to the sponsor. As of July 1, 2023, we and the sponsor each have a right of first offer if the other party desires to transfer any of its equity ownership to a third party. We use the equity method of accounting to account for our preferred equity interest in Jupiter, and have elected to recognize earnings from this investment one quarter in arrears to allow for the receipt of financial information.

Lighthouse Renewables Portfolio

We have entered into certain agreements relating to the acquisition, ownership and management of preferred cash equity investments infive partnerships that expect to own cash equity interests in an approximately 1.6 gigawatt portfolio of onshore wind, utility-scale solar and solar-plus-storage projects (the "Renewables Portfolio") developed and managed by the project sponsor. We have made investments in the preferred cash equity interests of the Lighthouse Partnerships of approximately $800 million through December 31, 2023, and additional investments are expected to be made as the projects become commercially operational. We expect to make additional capital contributions of $85 million related to the acquisition of new assets, with the final contribution being made in 2024. Alongside the project sponsor and under terms outlined in the partnership agreement, we have made $17 million in working capital loans to the Lighthouse Partnerships primarily for payments related to winter storm Uri. Those working capital loans are included in our Related Party Transactions disclosures below. At agreement inception, the Renewables Portfolio had contracted cash flows with a combined weighted average contract life of greater than 15 years with a diversified group of predominately investment grade corporate, utility, university, and municipal offtakers.

Each of the Lighthouse Partnerships are or will be governed by a limited liability company agreement between us and the sponsor serving as managing member and contain customary terms and conditions. Most major decisions that may impact each of the Lighthouse Partnerships, its subsidiaries or its assets, require a unanimous vote of the representatives present at a meeting of a review committee in which a quorum is present. The review committee is a four person committee, which includes two Company representatives and two sponsor representatives. Through each Lighthouse Partnership, commencing on a certain date following the effective date of the applicable limited liability company agreement, we will be entitled to preferred distributions until certain return targets of the Renewables Portfolio are achieved. Subject to customary exceptions, no member of a Lighthouse Partnership can transfer any of its equity ownership in any Lighthouse Partnership to a third party without approval of the review committee of that Lighthouse Partnership. We use the equity method of accounting to account for our preferred equity interest in each Lighthouse Partnership, and have elected to recognize earnings from this investment one quarter in arrears to allow for the receipt of financial information.

Other Equity Method Investments

In the third quarter of 2023, we entered into an agreement with an existing securitization partner to amend the contractual terms of certain non-recourse debt agreements, which caused us to deconsolidate the entities holding such debt and its pledged collateral. Our retained interest in those entities are equity method investments, which hold land and associated operating leases as well as financial assets where the ultimate obligors are grid-connected solar projects. The carrying value of these equity method investments as of December 31, 2023 was $155 million. Our retained interest is in the form of an equity method investment, instead of a Securitization Asset, due to the nature of the underlying assets being predominantly real property.

Related party transactions

As of December 31, 2023, of our commercial receivables, approximately $995 million are loans made to entities in which we also have non-controlling equity investments of approximately $824 million. Typically, these equity method investments are LLCs taxed as partnerships that we have entered into with various renewable energy project sponsors, such as the SunPower Corporation. We negotiate the commercial terms of these loans with the other partner, and the assets against which the project

sponsors are borrowing are contributed into the LLCs upon the execution of the loans. Our equity investments allow us to participate in the residual economics of those contributed assets alongside the other partner, and our rights under the project operating agreements do not allow us to make any significant unilateral decisions regarding the terms of the arrangement. These assets are bankruptcy remote from the project sponsor, and typically contain back-up servicer provisions to allow for continuity of operations in the event the project sponsor is unable to fulfill its duties in that capacity. We are not obligated to contribute capital to support these entities, beyond agreements to make contributions to allow for the entities to purchase additional renewable energy assets. Because the loans made to these entities are typically subordinate to senior debt and tax equity investors in the projects, these loans, which have maturities of over ten years, may accrue PIK interest in the early years of the project until sufficient cash flow is available for our interest payments. Any change in PIK interest is included in Change in accrued interest on receivables and investments in the operating section of our statement of cash flows. On a quarterly basis, we assess these loans for any impairment inclusive of any PIK interest accrued under CECL as discussed above under Receivables.

The following table provides additional detail on these related party transactions:

(in millions)	For the year ended December 31,		
	2023	2022	2021
Interest income from related party loans	$ 68	$ 60	$ 54
Additional investments made in related party loans	324	164	324
Principal collected from related party loans	36	87	71
Interest collected from related party loans	62	64	53

7. Credit Facilities and Commercial Paper Notes

Secured Credit Facilities

We previously had a secured revolving credit facility in the form of an approval-based loan agreement with various lenders with a maximum outstanding principal amount of $200 million. In 2023, we amended the secured revolving credit facility to a secured term loan. See Note 8 to our financial statements for discussion of the current terms of that secured term loan. Also in 2023, we terminated a previously existing representation-based secured revolving limited-recourse credit facility which had a maximum outstanding principal amount of $100 million.

Unsecured Revolving Credit Facilities

In February 2022, we entered into a $600 million CarbonCount®-Based Revolving Credit Facility (the "unsecured revolving credit facility") pursuant to a revolving credit agreement with a syndicate of lenders which matures in February 2025, replacing our then-existing $400 million unsecured revolving credit facility entered into in February 2021. In 2023, we increased the maximum outstanding borrowing amount of the facility from $600 million to $915 million. As of December 31, 2023, the outstanding balance on the unsecured revolving credit facility was $401 million, which bears interest at 7.28%. As of December 31, 2023, we had less than $2 million of remaining unamortized financing costs associated with

the unsecured revolving credit facility that have been capitalized and included in other assets on our balance sheet and are being amortized on a straight-line basis over the term of the unsecured revolving credit facility.

The unsecured revolving credit facility has a commitment fee based on our current credit rating and bears interest at a rate of the SOFR or prime rate plus applicable margins based on our current credit rating, which may be adjusted downward up to 0.10% to the extent our Portfolio achieves certain targeted levels of carbon emissions avoidance as measured by our CarbonCount metric. The current applicable margins are 1.875% for Term SOFR Rate-based loans and 0.875% for prime rate-based loans, plus an additional 0.10%. The unsecured revolving credit facility contains terms, conditions, covenants, and representations and warranties that are customary and typical for transactions of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases, and dividends we can declare. The unsecured revolving credit facility also includes customary events of default and remedies. At our option, upon maturity of the unsecured revolving credit facility, we have the ability to convert amounts borrowed into term loans for a fee equal to 1.875% of the term loan amounts.

CarbonCount Green Commercial Paper Note Program

We have a CarbonCount Green Commercial Paper Note Program (the "commercial paper program") that allows us to issue commercial paper notes, in amounts up to $100 million outstanding at any time. We obtained an irrevocable direct-pay letter of credit in an amount not to exceed $100 million from Bank of America, N.A, to support these obligations which expires in June 2024. Bank of America provides a direct-pay letter of credit to the noteholders in the same amount of each commercial paper note. The letter of credit is automatically drawn upon at maturity of a commercial paper note and the noteholders are repaid in full. We have a five business-day grace period during which we repay Bank of America for the amount drawn or issue a new commercial paper note. Following the five business-day grace period, any amount then-outstanding is converted into a loan from Bank of America.

Commercial paper notes will not be redeemable, will not be subject to voluntary prepayment and are not to exceed397 days. The proceeds from our commercial paper notes are used to acquire or refinance, in whole or in part, eligible green projects, including assets that are neutral to negative on incremental carbon emissions. As of December 31, 2023, we had $30 million outstanding under our commercial paper program, which bore interest at a rate of 6.80%.

Commercial paper notes will be issued at a discount based on market pricing, subject to broker fees of0.10%. For issuance of the letter of credit, we will pay 1.40% on any drawn letter of credit amounts to Bank of America, N.A., and 0.40% on any unused letter of credit capacity. Any loans converted from drawn letter of credit amounts bear interest at a rate of Term SOFR plus 2.125%, plus an additional 0.10%. Fees paid on the drawn letters of credit may be reduced by up to0.10% to the extent our Portfolio achieves certain targeted levels of carbon emissions avoidance as measured by our CarbonCount metric. As of December 31, 2023, we have no remaining unamortized financing costs associated with the commercial paper program and associated letter of credit. The associated letter of credit contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases and dividends we declare. The letter of credit also includes customary events of default and remedies.

8. Long-term Debt

Non-recourse Debt

We have outstanding the following asset-backed non-recourse debt and bank loans:

(dollars in millions)	Outstanding Balance as of December 31,		Interest Rate	Maturity Date	Anticipated Balance at Maturity	Carrying Value of Assets Pledged as of December 31,		Description of Assets Pledged
	2023	2022				2023	2022	
HASI Sustainable Yield Bond 2015-1A	$ 68	$ 73	4.28%	October 2034	$ —	$ 136	$ 136	Receivables, real estate, real estate intangibles, and restricted cash
HASI SYB Trust 2016-2	51	56	4.35%	April 2037	—	57	63	Receivables and restricted cash
HASI SYB Trust 2017-1	— [1]	141	3.86%	March 2042	—	—	231	Receivables, real estate, real estate intangibles, and restricted cash
Lannie Mae Series 2019-1	— [1]	90	3.68%	January 2047	—	—	120	Receivables, real estate, real estate intangibles, and restricted cash
Other non-recourse debt [2]	43	82	3.15% - 7.23%	2024 to 2032	17	46	82	Receivables
Unamortized financing costs	(2)	(9)						
NON-RECOURSE DEBT [3]	**$ 160**	**$ 433**						

(1) In 2023, contractual terms of these non-recourse debt agreements were modified, which caused us to deconsolidate the entities holding such debt and its related pledged collateral.

(2) Other non-recourse debt consists of various debt agreements used to finance certain of our receivables. Scheduled debt service payment requirements are equal to or less than the cash flows received from the underlying receivables.

(3) The total collateral pledged against our non-recourse debt was $ 239 million and $ 632 million as of December 31, 2023 and December 31, 2022, respectively, which includes $ 11 million and $ 20 million of restricted cash that was pledged for debt service as of December 31, 2023 and December 31, 2022, respectively.

We have pledged the financed assets, and typically our interests in one or more parents or subsidiaries of the borrower that are legally separate bankruptcy remote special purpose entities as security for the non-recourse debt. There is no recourse for repayment of these obligations other than to the applicable borrower and any collateral pledged as security for the obligations. Generally, the assets and credit of these entities are not available to satisfy any of our other debts and obligations. The creditors can only look to the borrower, the cash flows of the pledged assets and any other collateral pledged, to satisfy the debt and we are not otherwise liable for nonpayment of such cash flows. The debt agreements contain terms, conditions, covenants, and representations and warranties that are customary and typical for transactions of this nature, including limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds and stock repurchases. The agreements also include customary events of default, the occurrence of which may result in termination of the agreements, acceleration of amounts due, and accrual of default interest. We typically act as servicer for the debt transactions. We were in compliance with all covenants as of December 31, 2023 and 2022.

We have guaranteed the accuracy of certain of the representations and warranties and other obligations of certain of our subsidiaries under certain of the debt agreements and provided an indemnity against certain losses from "bad acts" of such subsidiaries including fraud, failure to disclose a material fact, theft, misappropriation, voluntary bankruptcy or unauthorized transfers.

The stated minimum maturities of non-recourse debt as of December 31, 2023, were as follows:

(in millions)	Future minimum maturities
Year Ending December 31,	
2024	$ 17
2025	19
2026	14
2027	21
2028	18
Thereafter	73
Total minimum maturities	162
Unamortized financing costs	(2)
TOTAL NON-RECOURSE DEBT	$ 160

The stated minimum maturities of non-recourse debt above include only the mandatory minimum principal payments. To the extent there are additional cash flows received from our investments serving as collateral for certain of our non-recourse debt facilities, these additional cash flows may be required to be used to make additional principal payments against the respective debt. Any additional principal payments made due to these provisions may impact the anticipated balance at maturity of these financings. To the extent there are not sufficient cash flows received from those investments pledged as collateral, the investor has no recourse against other corporate assets to recover any shortfalls.

Subsequent to December 31, 2023, we issued $94 million of non-recourse debt, secured by equity method investments with a carrying value of $247 million. This non- recourse debt has a tenor of approximately 20 years, and bears interest at a rate of 6.78%. The terms of this debt are consistent with those described above for our existing non- recourse debt agreements.

Senior Unsecured Notes

We have outstanding senior unsecured notes issued jointly by certain of our TRS and are guaranteed by the Company and certain other subsidiaries (the "Senior Unsecured Notes"). The Senior Unsecured Notes are subject to covenants that limit our ability to incur additional indebtedness and require us to maintain unencumbered assets of not less than 120% of our unsecured debt. These covenants will terminate on any date at which the Senior Unsecured Notes have been rated investment grade by two of the three major credit rating agencies and no event of default has occurred. We are in compliance with all of our covenants as of December 31, 2023 and 2022. The Senior Unsecured Notes impose certain requirements in the event that we merge with or sell substantially all of our assets to another entity. We allocate an amount equal to the net proceeds of our Senior Unsecured Notes to the acquisition or refinance of, in whole or in part, eligible green projects, including assets that are neutral to negative on incremental carbon emissions.

The following are summarized terms of the Senior Unsecured Notes:

(in millions)	Outstanding Principal Amount	Maturity Date	Stated Interest Rate	Interest Payment Dates	Redemption Terms Modification Date
2025 Notes	400	April 15, 2025	6.000%	April 15 and October 15	N/A
2026 Notes	1,000	June 15, 2026	3.375%	June 15 and December 15	March 15, 2026[1]
2027 Notes	550[3]	June 15, 2027	8.000%	June 15 and December 15	March 15, 2027[2]
2030 Notes	375[4]	September 15, 2030	3.750%	February 15 and August 15	N/A

(1) Prior to this date, we may redeem, at our option, some or all of the 2026 Notes for the outstanding principal amount plus the applicable "make-whole" premium as defined in the indenture governing the 2026 Notes plus accrued and unpaid interest through the redemption date. In addition, prior to this date, we may redeem up to 40% of the Senior Unsecured Notes using the proceeds of certain equity offerings at a price equal to par plus the coupon percentage of the principal amount thereof, plus accrued but unpaid interest, if any, to, but excluding, the applicable redemption date. On, or subsequent to, this date we may redeem the 2026 Notes in whole or in part at redemption prices defined in the indenture governing the 2026 Notes, plus accrued and unpaid interest though the redemption date.

(2) Prior to this date, we may redeem, at our option, some or all of the 2027 Notes for the outstanding principal amount plus the applicable "make-whole" premium as defined in the indenture governing the 2027 Notes plus accrued and unpaid interest through the redemption date. In addition, prior to this date, we may redeem up to 40% of the Senior Unsecured Notes using the proceeds of certain equity offerings at a price equal to par plus the coupon percentage of the principal amount thereof, plus accrued but unpaid interest, if any, to, but excluding, the applicable redemption date. On, or subsequent to, this date we may redeem the 2027 Notes in whole or in part at a price equal to 100% of the principal amount, plus accrued and unpaid interest though the redemption date.

(3) In January 2024, we issued additional 2027 Notes with a principal amount of $ 200 million for net proceeds of $204 million, equivalent to a yield to maturity of 7.08%.

(4) We issued the $375 million aggregate principal amount of the 2030 Notes for total proceeds of $ 371 million ($367 million net of issuance costs) at an effective interest rate of 3.87%.

We may redeem the 2025 or 2030 Notes in whole or in part at redemption prices defined in the indenture governing the 2025 Notes or 2030 Notes, plus accrued and unpaid interest though the redemption date.

The following table presents a summary of the components of the Senior Unsecured Notes:

(in millions)	As of and for the year ended December 31,	
	2023	2022
Principal	$ 2,325	$ 1,775
Accrued interest	15	12
Unamortized premium (discount)	(3)	(3)
Less: Unamortized financing costs	(18)	(16)
CARRYING VALUE OF SENIOR UNSECURED NOTES	$ 2,319	$ 1,768
Interest expense	$ 80	$ 77

Convertible Notes

We have outstanding exchangeable senior notes, and have previously issued convertible senior notes together "Convertible Notes". Holders may convert or exchange any of their Convertible Notes into shares of our common stock at the applicable conversion or exchange ratio at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, unless the Convertible Notes have been previously redeemed or repurchased by us.

The following are summarized terms of the Convertible Notes as of December 31, 2023:

(in millions)	Outstanding Principal Amount	Maturity Date	Stated Interest Rate	Interest Payment Dates	Conversion/ Exchange Ratio	Conversion/ Exchange Price	Issuable Shares	Dividend Threshold Amount[1]
2023 Convertible Senior Notes	—[2]	August 15, 2023	0.000%	N/A	20.8643	$ 47.93	—	$ 0.340
2025 Exchangeable Senior Notes	200[3]	May 1, 2025	0.000%	N/A	17.7454	$ 56.35	3.5	$ 0.375
2028 Exchangeable Senior Notes	403	August 15, 2028	3.750%	February 15 and August 15	36.8494	$ 27.14	14.8	$ 0.395

(1) The conversion ratio is subject to adjustment for dividends declared above these amounts per share per quarter and certain other events that may be dilutive to the holder.

(2) These Notes were settled in 2023 using proceeds of the 2028 Exchangeable Senior Notes.

(3) The 2025 Exchangeable Senior Notes accrete to a premium at maturity equal to 3.25% per annum. The current balance including accreted premium is $ 221 million.

For the 2025 Exchangeable Senior Notes and the 2028 Exchangeable Senior Notes, following the occurrence of a make-whole fundamental change, we will, in certain circumstances, increase the exchange rate for a holder that converts its exchangeable notes in connection with such make-whole fundamental change. There are no cash settlement provisions for the 2025 Exchangeable Senior Notes and the exchange option can only be settled through physical delivery of our common stock. Upon exchange of the 2028 Exchangeable Senior Notes, exchange may be settled through cash, shares of our common stock or a combination of cash and shares of our common stock, at our election (as described in the indenture related to the 2028 Exchangeable Senior Notes). Additionally, upon the occurrence of certain fundamental changes involving us, holders of the 2025 Exchangeable Senior Notes or the 2028 Exchangeable Senior Notes may require us to redeem all or a portion of their notes for cash at a price of 100% of the principal amount outstanding, plus accrued and unpaid interest. We may redeem the 2028 Exchangeable Senior Notes, in whole or in part, at our option, on or after August 20, 2026 and prior to the 62nd scheduled trading day immediately preceding the maturity date for such notes, if certain conditions are met including our common stock trading above 130% of the exchange price for at least 20 trading days, as set forth in the indenture relating to the 2028 Exchangeable Senior Notes. Any shares of our common stock issuable upon exchange of the 2025 Exchangeable Senior

Notes and the 2028 Exchangeable Senior Notes will have certain registration rights.

The 2025 Exchangeable Senior Notes are guaranteed by us and certain other subsidiaries and may, under certain conditions, be exchangeable for our common stock. The notes accrete to a premium at maturity at an effective rate of 3.25% annually. Upon any exchange, holders will receive a number of shares of our common stock equal to the product of (i) the aggregate initial principal amount of the notes to be exchanged, divided by $1,000 and (ii) the applicable exchange rate, which will initially be 17.6873, equivalent to an initial exchange price of approximately $56.54 per share, plus cash in lieu of fractional shares. We allocated an amount equal to the net proceeds of this offering to the acquisition or refinancing of, in whole or in part, new and/or existing eligible green projects, which include assets that are neutral to negative on incremental carbon emissions.

The 2028 Exchangeable Senior Notes are guaranteed by us and certain other subsidiaries and may, under certain conditions, be exchangeable for our common stock.

Upon such exchange, holders will receive a number of shares of our common stock equal to the product of (i) the aggregate initial principal amount of the notes to be exchanged, divided by $1,000 and (ii) the applicable exchange rate, which initially was 36.8494, equivalent to an initial exchange price of approximately $27.14 per share, plus cash in lieu of fractional shares.

The following table presents a summary of the components of our Convertible Notes:

| (in millions) | As of and for the year ended December 31, | |
	2023	2022
Principal	$ 603	$ 344
Accrued interest	6	—
Premium	11	5
Less: Unamortized financing costs	(10)	(5)
Carrying value of Convertible Senior Notes	$ 610	$ 344
Interest expense	$ 9	$ 7

In order to mitigate the potential dilution to our common stock upon exchange of the 2028 Exchangeable Senior Notes, we entered into privately-negotiated capped call transactions ("Capped Calls") with certain counterparties. The Capped Calls are separate transactions and are not part of the terms of the 2028 Exchangeable

Senior Notes. The total premium for the Capped Calls was recorded as a reduction of additional paid-in capital. The Company used a portion of the proceeds from the 2028 Exchangeable Senior Notes to pay for the cost of the Capped Call premium. The material terms of the Capped Calls are as follows:

(in millions except per share data)	
Aggregate cost of capped calls	$ 38
Initial strike price per share	$ 27.14
Initial cap price per share	$ 43.42
Shares of our common stock covered by the capped calls	14.8
Expiration date	August 15, 2028

CarbonCount Term Loan Facility

We have entered into a CarbonCount Term Loan Facility ("the unsecured term loan facility") with a syndicate of banks. In 2023, we increased the outstanding principal amount from $383 million, to $535 million. Principal amounts under the term loan facility bear interest at a rate of Term SOFR plus applicable margins based on our current credit rating plus 0.10%, which may be adjusted downward up to0.10% to the extent our Portfolio achieves certain targeted levels of carbon emissions avoidance, as measured by our CarbonCount metric. As of December 31, 2023, the applicable margin is 2.125% and the current interest rate is 7.52%. The coupon on any drawn amounts will be reset at monthly, quarterly, or semi-annual intervals at our election. Interest is due and payable quarterly. Payments of 1.25% of the outstanding principal balance are due quarterly. The unsecured term loan facility has a maturity date of October 31, 2025, and loans under the unsecured term loan facility can be prepaid without penalty. We intend to allocate an amount equal to the net proceeds of this offering to the acquisition or refinancing of, in whole or in part, new and/or existing eligible green projects, which include assets that are neutral to negative on incremental carbon emissions.

Principal and interest payments which were due under the term loan facility as of December 31, 2023 are as follows:

(in millions)	Future maturities
Year Ending December 31,	
2024	$ 30
2025	505
2026	—
Total	$ 535
Less: Unamortized financing costs	(5)
Carrying Value	$ 530

The unsecured term loan facility contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases and dividends we declare. The unsecured term loan facility also includes customary events of default and remedies.

Secured Term Loan

In 2023, we amended our approval-based credit facility to become a secured term loan ("secured term loan") with a maturity date of January 2028. Principal amounts under the secured term loan will bear interest at a rate of Daily Term SOFR plus a credit spread of 2.25%, plus 0.10%. We are required to hold interest rate swaps with notional values equal to 85% of the outstanding principal amount of the loan. The secured term loan is subject to mandatory principal amortization of 5% per annum, with principal and interest payments due quarterly. The secured term loan contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases and dividends we declare. The secured term loan also includes customary events of default and remedies.

As of December 31, 2023, with respect to the secured term loan, the outstanding principal balance is $200 million, the interest rate as of the last rate reset is7.68%, and we have financing receivables pledged with a carrying value of $454 million. Unamortized financing costs associated with the secured term loan have been netted against the loan on our balance sheet and are being amortized on a straight-line basis over the term of the secured term loan Facility. Principal payments which were due under the secured term loan as of December 31, 2023 are as follows:

(in millions)	Future maturities
Year Ending December 31,	
2024	$ 3
2025	11
2026	13
2027	12
2028	162
Total	201
Less: Unamortized Financing Costs	(4)
Carrying Value	$ 197

Interest rate swaps

In connection with several of our long-term borrowings, including floating-rate loans from our unsecured term loan facility, our secured term loan, unsecured revolving credit facility, and the anticipated refinancings of certain of our Senior Unsecured Notes we have entered into the following interest rate swaps derivative transactions in 2023 that are designated as cash flow hedges as of December 31, 2023:

Instrument Type	Index	Hedged Rate	Fair Value as of December 31, 2023	Notional Value as of December 31, 2023	Term
Interest Rate Swap	1 month SOFR	3.79 %	$ (12)	$ 400	March 2023 to March 2033
Interest Rate Swap	Overnight SOFR	2.98 %	7	400	June 2026 to June 2033
Interest Rate Swap	Overnight SOFR	3.09 %	7	600	June 2026 to June 2033
Interest Rate Swap	Overnight SOFR	3.08 %	8	400	April 2025 to April 2035
Interest Rate Collar	1 month SOFR	3.70% - 4.00%[1]	—	250	May 2023 to May 2026
Interest Rate Swap	Overnight SOFR	4.41 %	(4)	85	September 2023 to June 2033
Interest Rate Swap	Overnight SOFR	4.39 %	(2)	43	September 2023 to June 2033
Interest Rate Swap	Overnight SOFR	4.42 %	(2)	43	September 2023 to June 2033

(1)   Interest rate collar consists of a purchased interest rate cap of 4.00% and a written interest rate floor of 3.70%.

The fair values of our interest rate derivatives designated and qualifying as effective cash flow hedges are reflected in our consolidated balance sheets as a component of other assets (if in an unrealized gain position) or accounts payable, accrued expenses and other (if in an unrealized loss position) and in net unrealized gains and losses in AOCI. As of December 31, 2023, all of our derivatives were designated as hedging instruments which were deemed to be effective. As of December 31, 2023, we hold $9 million of collateral related to our interest rate derivatives that are

assets, and we have netted the liability associated with that collateral against our derivative assets in other assets on our balance sheet. As of December 31, 2023, we have posted $9 million worth of collateral related to our interest rate derivatives that are liabilities, and we have netted the asset associated with that collateral against our derivative liabilities in accounts payable, accrued assets, and other liabilities on our balance sheet. A benefit of $6 million was included in interest expense as a result of our hedging activities for the year ended December 31, 2023.

9.   Commitments and Contingencies

Leases

We lease office space at our headquarters in Annapolis, Maryland under an operating lease entered into in 2021 which expires in 2033.

In 2023, we entered into a lease for additional office space in New York, New York.

We have a lease related to our previous office space entered into in 2011 and amended in 2013 and 2017. Lease payments under this prior lease commenced in 2012 and incremental payments related to the amendments commenced in 2014 and 2017. The lease expires in 2027, and we began subleasing this space in 2023.

The leases provide for operating expense reimbursements and annual escalations that are amortized over the respective lease terms on a straight-line basis. Rent expense related to these three leases was less than $1 million for each of the years ended December 31, 2023, 2022, and 2021, respectively. Future gross minimum lease payments are approximately $2 million for years 2024 through 2026, and $1 million per year during the remaining term of the leases.

Litigation

The nature of our operations exposes us to the risk of claims and litigation in the normal course of our business. We are not currently subject to any legal proceedings that are probable of having a material adverse effect on our financial position, results of operations or cash flows.

Guarantees and other Commitments

We have made guarantees related to the financing of four of our joint venture entities that own debt securities of energy efficiency projects. We received $64 million of the proceeds of this financing arrangement, and in turn have guaranteed the obligations of the entity related to this financing, which includes collateral posting requirements as well as repayment of the financing at maturity in May 2024. As of December 31, 2023, our maximum obligation

under this guarantee is approximately $87 million. We believe the likelihood of having to perform under the guarantee is remote, have recorded no liability associated with this guarantee, and presently have not been required to post collateral for this guarantee as the assets of the joint venture entities are enough to support the financing obligation. We have executed a separate agreement with our joint venture partner pursuant to which it is liable for repayment to us of 15% of this guarantee obligation.

As a part of broader project restructuring in order to increase our expected cash flows from the investment, we alongside the project sponsor, made guarantees to support the working capital needs of two of the project companies owned by Jupiter Equity Holdings LLC, an equity method investee. The guarantees are in effect until the tax equity investors in those project companies achieve their target preferred returns, and our contractual maximum under these guarantees is $53 million, and is limited to $20 million in any particular calendar year. As of December 31, 2023, we have no liability recorded as a result of these guarantees as we believe it is not probable we will be required to perform under them. As of December 31, 2023 we have not been asked to perform under them.

In connection with some of our transactions, we have provided certain limited representations, warranties, covenants and/or provided an indemnity against certain losses resulting from our own actions, including related to certain investment tax credits. As of December 31, 2023, there have been no such actions resulting in claims against the Company.

10. Income Tax

As discussed in Note 1, as a result of expanding opportunities in non-qualifying REIT assets, effective January 1, 2024, we have elected to revoke our REIT election, and will be taxed as a C Corporation beginning in tax year 2024. Commencing with the taxable year ended December 31, 2024, all of the Company's taxable income will be subject to U.S. federal and state income tax at the applicable corporate tax rate. Dividends paid to stockholders will no longer be tax deductible. The Company will also no longer be subject to the REIT compliance requirements for assets, income, or distributions to stockholders among other REIT compliance requirements.

The Company anticipates that operating as a taxable C Corporation will provide the Company with flexibility to execute various strategic initiatives without the constraints of complying with REIT requirements, including increased investing in power generating, transportation, and alternative fuel assets that are not REIT qualifying. The Company's transition to a taxable C Corporation is not expected to result in significant incremental current income tax expense in the near term due to the availability of net operating loss ("NOL") carryforwards and tax credits typically offered by the assets in which we often invest.

We recorded an income tax benefit (expense) of approximately $(32) million for the year ended December 31, 2023, a $(7) million tax benefit (expense) for the year ended December 31, 2022, and an $(17) million tax benefit (expense) for the year for the year ended 2021. The federal income tax expense and benefits recorded were determined using a rate of 21%. Our deferred tax assets and liabilities were measured using a federal rate of 21%. As discussed in Note 1, commencing on January 1, 2024, the Company will be taxed as a C Corporation, and $33 million of our income tax expense for the year ended December 31, 2023 is the result of revaluing the Company's REIT business related deferred tax assets and liabilities using a statutory rate of 21% due to the REIT election revocation. As a result of the revocation of our REIT election effective January 1, 2024, we have changed the presentation of our rate reconciliation to include both REIT and TRS activities in the current year. Prior year presentation has been updated to conform to our current year presentation. Below is a reconciliation between the federal statutory rates and our effective tax rates for the years ended December 31:

	2023	2022	2021
Federal statutory income tax rate	21%	21%	21%
Changes in rate resulting from:			
Share-based compensation	2%	11%	(4)%
Equity method investments	(6)%	(9)%	(1)%
Recognition of deferred tax liability from REIT revocation	18%	—%	—%
REIT benefit/dividends paid deduction	(14)%	(32)%	(8)%
Other	2%	5%	4%
Valuation allowance	(6)%	19%	—%
Effective tax rate	17%	15%	12%

Our deferred tax liability was $77 million and $44 million as of December 31, 2023 and 2022. Our deferred tax liability is included in accounts payable, accrued expenses and other on our consolidated balance sheet. Deferred income taxes represent the tax effect from continuing operations of the differences between the book and tax basis of assets and liabilities. Deferred tax assets (liabilities) include the following as of December 31:

(in millions)	2023	2022
Net operating loss (NOL) carryforwards	$ 163	$ 114
Tax credit carryforwards	31	21
Share-based compensation	6	3
Other	4	1
Valuation allowance	—	(10)
Gross deferred tax assets	**204**	**129**
Receivables basis difference	$ (57)	$ (20)
Equity method investments	(224)	(153)
Gross deferred tax liabilities	**(281)**	**(173)**
NET DEFERRED TAX LIABILITIES	**$ (77)**	**$ (44)**

We have unused NOLs of $666 million and tax credits of approximately $31 million. Approximately $87 million of our NOLs will begin to expire in 2034. If we were to experience a change in control as defined in Section 382 of the Internal Revenue Code, our ability to utilize NOLs in the years after the change in control would be limited. Similar rules and limitation may apply for state tax purposes as well. Of our NOLs, $579 million were added in taxable years after 2017 which are not subject to expiration but are limited to 80% of taxable income. Our tax credits begin to expire in 2034.

We have no examinations in progress, none are expected at this time, and years 2020 through 2023 are open. As of December 2023 and 2022, we had no uncertain tax positions. Our policy is to recognize interest expense and penalties related to income tax matters as a component of general and administrative expense. There were no accrued interest and penalties as of December 31, 2023 and 2022, and no interest and penalties were recognized during the years ended December 31, 2023, 2022, or 2021.

For federal income tax purposes, the cash dividends paid for the years ended December 31, 2023 and 2022 are characterized as follows:

	2023	2022
Common distributions		
Ordinary income	52%	31%
Return of capital	6%	69%
Capital gain dividend	42%	—%
	100%	100%

11. Equity

Dividends and Distributions

Our Board declared the following dividends in 2022, 2023, and 2024:

Announced Date	Record Date	Pay Date	Amount per share
2/17/2022	04/4/2022	04/11/2022	$ 0.375
5/3/2022	07/5/2022	07/12/2022	0.375
8/4/2022	10/4/2022	10/11/2022	0.375
11/3/2022	12/28/2022 [1]	01/6/2023	0.375
02/16/2023	04/3/2023	04/10/2023	0.395
05/4/2023	07/5/2023	07/12/2023	0.395
08/3/2023	10/4/2023	10/11/2023	0.395
11/2/2023	12/29/2023 [1]	01/12/2024	0.395
02/15/2024	04/5/2024	04/19/2024	0.415

(1)   These dividends are treated as distributions in the following year for tax purposes.

Equity Offerings

We have an effective universal shelf registration statement registering the potential offer and sale, from time to time and in one or more offerings, of any combination of our common stock, preferred stock, depositary shares, debt securities, warrants and rights (collectively referred to as the "securities"). We may offer the securities directly, through agents, or to or through underwriters by means of ordinary brokers' transactions on the NYSE or otherwise at market prices prevailing at the time of sale or at negotiated prices and may include "at the market" ("ATM") offerings, to or through a market maker or into an existing trading market on an exchange or otherwise. In January 2023, we established a dividend reinvestment and stock purchase plan, allowing stockholders and holders of OP Units (including LTIP Units) to purchase shares of our common stock by reinvesting cash dividends or distributions received. We completed the following public offerings (including ATM issuances) of our common stock in 2022 and 2023:

Date/Period	Common Stock Offerings	Shares Issued	Price Per Share[1]	Net Proceeds[2]
(amounts in millions, except per share amounts)				
Q1 2022	ATM	1.050 $	48.14 $	50
Q2 2022	ATM	0.731	38.91	28
Q3 2022	ATM	1.346	36.85	49
Q4 2022	ATM	1.996	31.41	62
Q1 2023	ATM	0.763	31.31	24
5/30/2023	Public Offering	15.000	22.23	333
Q2 2023	ATM	0.053	26.07	1
Q3 2023	ATM	4.394	24.71	107
Q4 2023	ATM	1.006	28.81	29

(1)   Represents the average price per share at which investors in our ATM offerings purchased our shares.
(2)   Net proceeds from the offerings are shown after deducting underwriting discounts, commissions and other offering costs.

Equity-based Compensation Awards

We have 7,500,000 awards authorized for issuance under our current equity-based compensation plan. As of December 31, 2023, we have issued awards with service, performance and market conditions and have 6,340,415 awards remaining available for issuance. During the year ended December 31, 2023, our Board awarded employees and directors 765,767 shares of restricted stock, restricted stock units, and LTIP Units that vest from 2024 to 2027. Refer to Note 4 for background on the LTIP Units.

A summary of equity-based compensation expense and the fair value of shares and LTIP Units vested on the vesting date for the years ended December 31, 2023, 2022, and 2021 is shown below.

(in millions)	2023	2022	2021
Equity-based compensation expense	$ 18	$ 20	$ 17
Fair value of awards vested on vesting date	11	34	44

The total unrecognized compensation expense related to awards of shares of restricted stock, restricted stock units, and LTIP Units was approximately $20 million as of December 31, 2023. We expect to recognize compensation expense related to these awards over a weighted-average term of approximately 2 years. A summary of the unvested shares of restricted common stock that have been issued is as follows:

	Restricted Shares of Common Stock	Weighted Average Grant Date Fair Value	Value
		(per share)	(in millions)
Ending Balance—December 31, 2021	193,548	$ 38.66	$ 7.5
Granted	71,911	37.32	2.7
Vested	(93,646)	46.46	(4.3)
Forfeited	(3,361)	46.83	(0.2)
Ending Balance—December 31, 2022	168,452	$ 33.59	$ 5.7
Granted	77,938	30.03	2.3
Vested	(98,367)	29.18	(2.9)
Forfeited	(12,356)	42.74	(0.5)
ENDING BALANCE—DECEMBER 31, 2023	**135,667**	**$ 33.90**	**$ 4.6**

A summary of the unvested shares of restricted stock units that have market-based vesting conditions that have been issued is as follows:

	Restricted Stock Units[1]	Weighted Average Grant Date Fair Value	Value
		(per share)	(in millions)
Ending Balance—December 31, 2021	78,366	$ 35.32	$ 2.8
Granted	24,790	58.77	1.5
Incremental performance shares granted	39,730	25.12	1.0
Vested	(79,460)	25.12	(2.1)
Forfeited	(5,022)	49.00	(0.2)
Ending Balance—December 31, 2022	58,404	$ 51.03	$ 3.0
Granted	63,446	39.29	2.4
Incremental performance shares granted	7,305	34.63	0.3
Vested	(18,041)	35.17	(0.6)
Forfeited	(16,460)	30.90	(0.5)
ENDING BALANCE—DECEMBER 31, 2023	**94,654**	**$ 48.42**	**$ 4.6**

(1)   As discussed in Note 2, restricted stock units with market-based vesting conditions can vest between 0% and 200% subject to both the absolute performance of our common stock as well as relative performance compared to a group of peers. The incremental performance shares granted relate to the vesting of an award at the 200% level.

A summary of the unvested LTIP Units that have time-based vesting conditions that have been issued is as follows:

	LTIP Units[1]	Weighted Average Grant Date Fair Value		Value
		(per share)		(in millions)
Ending Balance—December 31, 2021	384,046	43.15	$	16.6
Granted	174,340	44.08		7.7
Vested	(279,123)	44.64		(12.5)
Forfeited	(2,497)	46.08		(0.1)
Ending Balance—December 31, 2022	276,766	42.21	$	11.7
Granted	342,349	30.08		10.3
Vested	(142,041)	39.21		(5.5)
Forfeited	—	—		—
ENDING BALANCE—DECEMBER 31, 2023	**477,074**	**34.40**	**$**	**16.5**

(1)   See Note 4 for information on the vesting of LTIP Units.

A summary of the unvested LTIP Units that have market-based vesting conditions that have been issued is as follows:

	LTIP Units[1]		Weighted Average Grant Date Fair Value		Value
			(per share)		(in millions)
Ending Balance—December 31, 2021	347,478	$	31.61	$	11.0
Granted	125,550		54.77		6.9
Incremental performance shares granted	149,000		26.70		4.0
Vested	(298,000)		26.70		(8.0)
Forfeited	—		—		—
Ending Balance—December 31, 2022	324,028	$	42.84	$	13.9
Granted	282,034		39.29		11.1
Incremental performance shares granted	40,394		19.94		0.8
Vested	(96,496)		19.94		(1.9)
Forfeited	(56,102)		4.56		(0.3)
ENDING BALANCE—DECEMBER 31, 2023	**493,858**	**$**	**47.76**	**$**	**23.6**

(1)   See Note 4 for information on the vesting of LTIP Units. LTIP Units with market-based vesting conditions can vest between 0% and 200% subject to both the absolute performance of our common stock as well as relative performance compared to a group of peers. The incremental performance shares granted relate to the vesting of awards at the actual performance level.

NOL Stockholder Rights Plan

In 2023, we entered into a Tax Benefits Preservation Plan ("The Plan"), which is designed to protect our tax benefits in connection with any "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986. Under the Plan, we declared a dividend distribution of one right (a "Right") for each outstanding share of our common stock to be paid to all record holders of our common stock at the close of business on November 21, 2023. The Plan is intended to reduce the risk that our ability to use net operating losses ("NOLs") and certain other Tax Benefits will become substantially limited as the result of an "ownership change".

Pursuant to the Plan, if a stockholder (or group) becomes a 5% stockholder without meeting certain exceptions, the Rights become exercisable upon board approval and entitle stockholders (other

than the 5% stockholder or group causing the rights to become exercisable) to purchase additional of our common shares at a significant discount, resulting in significant dilution in the economic interest and voting power of the 5% stockholder or group causing the Rights to become exercisable. Stockholders owning 5% or more of our outstanding shares at the time the Plan was adopted were grandfathered and will only cause the Rights to distribute and become exercisable if they acquire any additional HASI shares. Under the Plan, the Board has the ability to determine in its sole discretion that any person shall not be deemed an acquiring person and therefore that the Rights shall not become exercisable if such person becomes a 5% stockholder. The adoption of the Plan and the dividend distribution will not have an impact on our consolidated financial statements.

12. Earnings per Share of Common Stock

The net income or loss attributable to the non-controlling OP units have been excluded from the basic earnings per share and the diluted earnings per share calculations attributable to common stockholders. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are excluded from net income available to common stockholders in the computation of earnings per share pursuant to the two-class method. Certain share-based awards are included in the diluted share count to the extent they are dilutive as discussed in Note 2. To the extent our Convertible Notes are dilutive under the if- converted method, we add back the interest expense to the numerator and include the weighted average shares of potential common stock over the period issuable upon conversion of the note in the denominator in calculating dilutive EPS as described in Note 2.

The computation of basic and diluted earnings per common share of our common stock is as follows:

(dollars in millions, except share and per share data)		Year ended December 31,		
		2023	2022	2021
Numerator:				
Net income (loss) attributable to controlling stockholders and participating securities	$	148.8	$ 41.5	$ 126.6
Less: Dividends and distributions to participating securities		(1.0)	(0.7)	(0.9)
Undistributed earnings attributable to participating securities		—	—	—
Net income (loss) attributable to controlling stockholders	$	147.8	$ 40.8	$ 125.7
Add: Interest expense related to convertible notes under the if-converted method		7.5	1.4	6.3
Net income (loss) attributable to controlling stockholders—diluted	$	155.3	$ 42.2	$ 132.0
Denominator:				
Weighted-average number of common shares—basic		101,844,551	87,500,799	79,992,922
Weighted-average number of common shares—diluted		109,467,554	90,609,329	87,671,641
Basic earnings per common share	$	1.45	$ 0.47	$ 1.57
Diluted earnings per common share	$	1.42	$ 0.47	$ 1.51
Securities being allocated a portion of earnings:				
Weighted-average number of OP units		1,314,182	1,002,002	485,013
Participating securities:				
Unvested restricted common stock and unvested LTIP Units with time-based vesting conditions outstanding at period end		612,742	445,218	577,594
Potentially dilutive securities as of period end that were not dilutive for the presented periods:				
Unvested restricted common stock and unvested LTIP Units with time-based vesting conditions		612,742	445,218	577,594
Restricted stock units		94,654	38,222	16,348
LTIP Units with market-based vesting conditions		493,858	211,824	86,274
Potential shares of common stock related to convertible notes		3,549,083	3,537,460	—

13. Equity Method Investments

During the years ended December 31, 2023, 2022, and 2021 we recognized income of $141 million, $31 million, and $126 million respectively, from our equity method investments. We describe our accounting for the non-controlling equity investments in Note 2.

The following is a summary of the consolidated balance sheets and income statements of the entities in which we have a significant equity method investment. These amounts are presented on the underlying investees' accounting basis. In certain instances, adjustment to these equity values may be necessary in order to reflect our basis in these investments, for reasons including but not limited to the investees reporting to us being on a cost basis rather than a fair value basis or due to our allocations under HLBV differing from our purchase price of the investment. As described in Note 2, any difference between the amount of our investment and the amount of our share of underlying equity is generally amortized over the life of the assets and liabilities to which the differences relate. Our basis in equity method investments exceeds the basis reported to us by our investees by an aggregate amount of $284 million, and $531 million, as of December 31, 2023 and 2022, respectively.

in millions	Daggett Renewable HoldCo LLC	Other Investments[1]	Total
Balance Sheet			
As of September 30, 2023			
Current assets	$ 142	$ 1,114	$ 1,256
Total assets	782	16,420	17,202
Current liabilities	131	875	1,006
Total liabilities	548	7,799	8,347
Members' equity	234	8,621	8,855
As of December 31, 2022			
Current assets	—	692	692
Total assets	—	14,702	14,702
Current liabilities	—	822	822
Total liabilities	—	6,836	6,836
Members' equity	—	7,866	7,866
Income Statement			
For the nine months ended September 30, 2023			
Revenue	7	737	744
Income (loss) from continuing operations	16	(110)	(94)
Net income (loss)	16	(110)	(94)
For the year ended December 31, 2022			
Revenue	—	528	528
Income (loss) from continuing operations	—	(406)	(406)
Net income (loss)	—	(406)	(406)
For the year ended December 31, 2021			
Revenue	—	183	183
Income (loss) from continuing operations	—	(589)	(589)
Net income (loss)	—	(589)	(589)

(1) Represents aggregated financial statement information for investments not separately presented.

14. Defined Contribution Plan

We administer a 401(k) savings plan, a defined contribution plan covering substantially all of our employees. Employees in the plan may contribute up to the maximum annual IRS limit before taxes via payroll deduction. Under the plan, we provide a dollar for dollar match for the first 4% of the employee's contributions and a $0.50 per dollar match for the next 2% of employee contributions. We contributed approximately $1 million under the plan for the years ended December 31, 2023 and 2022, and less than $1 million during the year ended December 31 2021.

Schedule II - Valuation and Qualifying Accounts
Allowance For Credit Losses

(in thousands)	For the year ended December 31,		
	2023	2022	2021
Balance at beginning of period	$ 41,024	$ 36,253	$ 35,757
Charged to provision	11,832	12,798	496
Loan charge-offs	—	(8,027)	—
Balance at end of period	$ 52,856	$ 41,024	$ 36,253

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

A review and evaluation was performed by our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Form 10-K. Based on that review and evaluation, the chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our company to disclose material information otherwise required to be set forth in our periodic reports.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, our management believes that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our company's internal control over financial reporting. This report appears on page 78 of this annual report on Form 10-K.

Item 9B.   Other Information

On February 15, 2023, we entered into an amendment and waiver (the "Amendment and Waiver") to the Amended and Restated Employment Agreement of Jeffrey W. Eckel, our executive chairman.

Pursuant to the Amendment and Waiver any annual bonus received by Mr. Eckel for performance during the year ending December 31, 2024 and future periods will be paid in equity, subject to vesting requirements, instead of cash.

In addition, under the Amendment and Waiver, the target value of the equity compensation award to be granted to Mr. Eckel on March 1, 2024 was reduced from $3,285,750 to $1,647,000, subject to vesting and performance requirements.

The foregoing summary of the Amendment and Waiver does not purport to be complete and is qualified in its entirety by the terms of the Amendment and Waiver attached as an exhibit to this Annual Report on Form 10-K and incorporated by reference herein.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

The information regarding our directors, executive officers and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2023.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding certain matters pertaining to our corporate governance required by Item 407(c)(3), (d)(4) and (d) (5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 11.   Executive Compensation

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e) (5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The tables on beneficial ownership of our Company required by Item 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

In 2013, we adopted our 2013 Equity Incentive Plan (the "2013 Plan") and in 2022, we adopted our 2022 Equity Incentive Plan (the "2022 Plan"), to provide equity-based incentive compensation to members of our senior management team, our independent directors, advisers, consultants and other personnel. The 2022 Plan authorizes our compensation committee to grant stock options, shares of restricted common stock, restricted stock units, phantom shares, dividend equivalent rights, LTIP Units and other restricted limited partnership units issued by our Operating Partnership and other equity-based awards. Up to 7,500,000 equity awards may be issued under the 2022 Plan. Upon the adoption of the 2022 Plan, no further awards were permitted to be granted under the 2013 Plan.

As of December 31, 2023, in the aggregate under the 2013 Plan and 2022 Plan, we have approximately 1.8 million shares of our restricted common stock, LTIP Units, and restricted common stock units outstanding (assuming that the restricted stock units vest at 200%), which are subject to vesting and, in some cases, performance requirements, to our directors, officers and other employees.

The following table presents certain information about our equity compensation plan as of December 31, 2023:

Award	Number of securities remaining available for future issuance under equity compensation plans[1]
Equity compensation plans approved by stockholders	6,340,415
Equity compensation plans not approved by stockholders	—
TOTAL	**6,340,415**

(1)   The 2022 Plan provides for grants of up to 7,500,000 equity awards. As of December 31, 2023, we did not have outstanding under our equity compensation plan, any options, warrants or rights to purchase shares of our common stock.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 14.   Principal Accountant Fees and Services

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Part IV

Item 15.   Exhibits and Financial Statement Schedules

Documents Filed as Par of the Report

The following documents are filed as part of this Form 10-K in Part II, Item 8 and are incorporated by reference:

(a)(1)   Financial Statements:

See index in Item 8—"Financial Statements and Supplementary Data," filed herewith for a list of financial statements.

(a)(2) 2. Financial Statement Schedules:

See index in Item 8—"Financial Statements and Supplementary Data," filed herewith for Schedule II – Valuation and Qualifying Accounts filed in response to this Item.

(3)   Exhibits Files:

Exhibit Number	Exhibit Description
3.1	Articles of Amendment and Restatement of Hannon Armstrong Sustainable Infrastructure Capital, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
3.2	Amended and restated bylaws of Hannon Armstrong Sustainable Infrastructure Capital, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K (No. 001-35877), filed on August 1, 2023)
3.3	Articles Supplementary of Series A Junior Participating Preferred Stock of Hannon Armstrong Sustainable Infrastructure Capital, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K (No. 001-35877), filed on November 3, 2023)
4.1	Specimen Common Stock Certificate of Hannon Armstrong Sustainable Infrastructure Capital, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registrant's Form S-11 (No. 333-186711), filed on April 12, 2013)
4.2*	Description of Hannon Armstrong Sustainable Infrastructure Capital, Inc.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.3	Indenture, dated as of August 22, 2017, between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (No. 001-35877), filed on August 22, 2017)
4.4	Indenture, dated as of April 21, 2020, between HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank National Association, as trustee (including the form of HAT Holdings I LLC and HAT Holdings II LLC's 6.00% Senior Notes due 2025) (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 001-35877), filed on April 21, 2020)
4.5	Indenture, dated as of August 25, 2020, between HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank National Association, as trustee (including the form of HAT Holdings I LLC and HAT Holdings II LLC's 3.750% Senior Notes due 2030) (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 011-35877), filed on August 25, 2020)
4.6	Indenture, dated as of June 28, 2021, between HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank National Association, as trustee (including the form of HAT Holdings I LLC and HAT Holdings II LLC's 3.375% Senior Notes due 2026) (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 011-35877), filed on June 28, 2021)

Exhibit Number	Exhibit Description
4.7	Indenture, dated as of April 13, 2022 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 011-35877) filed on April 15, 2022)
4.8	First Supplemental Indenture, dated as of April 13, 2022 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (including the form of HAT Holdings I LLC's and HAT Holdings II LLC's 0.00% Green Exchangeable Senior Note due 2025) (incorporated by reference to Exhibit 4.2 on the Registrant's Form 8-K (No. 011-35877) filed on April 15, 2022)
4.9	Indenture, dated as of August 11, 2023 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (including the form of HAT Holdings I LLC's and HAT Holdings II LLC's 3.750% Green Exchangeable Senior Unsecured Note due 2028) (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (No. 001-35877), filed on August 11, 2023)
4.10	Indenture, dated as of December 7, 2023 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (including the form of HAT Holdings I LLC and HAT Holdings II LLC's 8.00% Green Senior Unsecured Note due 2027) (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (No. 001-35877), filed on December 7, 2023)
4.11	Tax Benefits Preservation Plan, dated as of November 2, 2023, between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Equiniti Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (No. 001-35877), filed on November 3, 2023)
10.1*	Second Amended and Restated Agreement of Limited Partnership of Hannon Armstrong Sustainable Infrastructure, L.P.
10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Registrant's Form S-11 (No. 333-186711), filed on April 12, 2013)
10.3	Amended and Restated 2013 Hannon Armstrong Sustainable Infrastructure Capital, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2017 (No. 001-35877), filed on May 4, 2017)
10.4	2022 Hannon Armstrong Sustainable Infrastructure Capital, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (No. 001-35877), filed on June 7, 2022)
10.5	Restricted Stock Award Agreement dated April 23, 2013 between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Jeffrey W. Eckel (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.6	Form of Restricted Stock Award Agreement (Executive Officers) (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.7	Form of Restricted Stock Award Agreement (Non-employee Directors) (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.8	Amended and Restated Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended March, 31 2017 (No. 001-35877), filed on May 4, 2017)
10.9	Form of Amended and Restated Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.57 to the Registrant's Form 10-K (No. 001- 35877) for the year ended December, 31 2017, filed on February 23, 2018)
10.10	Form of LTIP Unit Vesting Agreement under the 2013 Hannon Armstrong Sustainable Infrastructure Capital, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended March 31, 2019 (No. 001-35877), filed on May 3, 2019)
10.11	Form of Hannon Armstrong Sustainable Infrastructure, L.P. Time-Based LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended March 31, 2019 (No. 001-35877), filed on May 3, 2019)

Exhibit Number	Exhibit Description
10.12	Form of Hannon Armstrong Sustainable Infrastructure, L.P. Performance-Based LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2019 (No. 001-35877), filed on May 3, 2019)
10.13	Employment Agreement, dated April 17, 2013, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Steven L. Chuslo (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.14	Employment Agreement, dated April 17, 2013, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Nathaniel J. Rose (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.15	Employment Agreement, dated April 17, 2013, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Daniel McMahon (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2015 (No. 001-35877), filed on August 7, 2015)
10.16	Employment Agreement, dated March 15, 2017, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Charles Melko (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended March 31, 2017 (No. 001-35877), filed on May 4, 2017)
10.17	Letter Agreement, dated as of January 6, 2021, between J. Brendan Herron, Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Hannon Armstrong Capital Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2021 (No. 001-35877), filed on May 7, 2021)
10.18	Employment Agreement, dated June 30, 2021, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Susan D. Nickey (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2021 (No. 001-35877), filed on August 6, 2021)
10.19	Amended and Restated Employment Agreement, dated February 14, 2023, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Jeffrey Lipson (incorporated by reference to Exhibit 10.31 to the Registrant's Form 10-K for the year ended December 31, 2022 (No. 001-35877), filed on February 21, 2023)
10.20	Amended and Restated Employment Agreement, dated February 14, 2023, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Marc Pangburn (incorporated by reference to Exhibit 10.32 to the Registrant's Form 10-K for the year ended December 31, 2022 (No. 001-35877), filed on February 21, 2023)
10.21 *	Amended and Restated Employment Agreement, dated January 26, 2024, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Richard R. Santoroski
10.22 *	Amended and Restated Employment Agreement, dated February 15, 2024, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc. and Jeffrey Eckel
10.23	Registration Rights Agreement, dated April 23, 2013, by and among Hannon Armstrong Sustainable Infrastructure Capital, Inc. and the parties listed on Schedule I thereto (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.24	Registration Rights Agreement, dated as of April 13, 2022, by and among HAT Holdings I LLC, HAT Holdings II LLC, and Hannon Armstrong Sustainable Infrastructure Capital, Inc. and the initial purchasers party thereto. (incorporated by reference to Exhibit 10.1 on the Registrant's Form 8-K (No. 011-35877) filed on April 15, 2022)
10.25	Registration Rights Agreement, dated as of August 11, 2023, by and among HAT Holdings I LLC, HAT Holdings II LLC, and Hannon Armstrong Sustainable Infrastructure Capital, Inc. and the representatives of the Initial Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (No. 001-35877), filed on August 11, 2023)
10.26	Indemnity Agreement, dated as of September 30, 2015, by Hannon Armstrong Sustainable Infrastructure Capital, Inc. in favor of the Bank of New York Mellon (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-Q for the quarter ended September 30, 2015 (No. 001-35877), filed on November 5, 2015)

Exhibit Number	Exhibit Description
10.27	Credit Agreement, dated as of April 19, 2021, by and among the Company, certain subsidiaries of the Company, JPMorgan Chase Bank, N.A. as administrative agent, sole bookrunner, sole lead arranger and sustainability structuring agent, Bank of America, N.A., Barclays Bank PLC, Credit Suisse AG, New York Branch, KeyBank National Association, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association, as documentation agents, and each lender from time to time party thereto (incorporated by reference to Exhibit 1.1 on the Registrant's Form 8-K (No. 011-35877), filed on April 20, 2021)
10.28	Credit Agreement, dated as of February 7, 2022, by and among the Company, certain subsidiaries of the Company, JPMorgan Chase Bank, N.A. as administrative agent, sole bookrunner, sole lead arranger and sustainability structuring agent, Bank of America, N.A., Barclays Bank PLC, Credit Suisse AG, New York Branch, KeyBank National Association, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association, as documentation agents, and each lender from time to time party thereto (incorporated by reference to Exhibit 1.1 to the Registrant's Form 8-K (No. 001-35877), filed on February 11, 2022.
10.29	Amendment No. 1 to Credit Agreement, dated as of May 31, 2023, by and among the Company, certain subsidiaries of the Company, JPMorgan Chase Bank, N.A. as administrative agent, issuing bank, sole bookrunner, sole lead arranger, lender and sustainability structuring agent, and Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Morgan Stanley Senior Funding, Inc., RBC Capital Markets, Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association, as documentation agents and lenders (incorporated by reference to Exhibit 1.2 to the Registrant's Form 8-K (No. 001- 35877), filed on June 2, 2023)
10.30	At Market Issuance Sales Agreement, dated May 13, 2020, by and between Hannon Armstrong Sustainable Infrastructure Capital, Inc., B. Riley FBR, Inc., Robert W. Baird & Co. Incorporated, BofA Securities, Inc., Loop Capital Markets LLC, SMBC Nikko Securities America, Inc. and Nomura Securities International, Inc. (incorporated by reference to Exhibit 1.1 to the Registrant's Form 8-K (No. 001-35877), filed on May 13, 2020)
10.31	Amendment No. 1 to the At Market Issuance Sales Agreement, dated February 26, 2021, by and among Hannon Armstrong Sustainable Infrastructure Capital, Inc., B. Riley Securities, Inc., Robert W. Baird & Co. Incorporated, BofA Securities, Inc., Loop Capital Markets LLC, SMBC Nikko Securities America, Inc. and Nomura Securities International, Inc. (incorporated by reference to Exhibit 1.2 to the Registrant's Form 8-K (No. 001-35877), filed on March 1, 2021)
10.32	Amendment No. 2 to the At Market Issuance Sales Agreement, dated March 1, 2022, by and among Hannon Armstrong Sustainable Infrastructure Capital, Inc., B. Riley Securities, Inc., Robert W. Baird & Co. Incorporated, BofA Securities, Inc., Loop Capital Markets LLC, SMBC Nikko Securities America, Inc. and Nomura Securities International, Inc. (incorporated by reference to Exhibit 1.3 to the Registrant's Form 8-K (No. 001-35877), filed on March 2, 2022)
10.33	Amendment No. 3 to the At Market Issuance Sales Agreement, dated February 22, 2023, by and among Hannon Armstrong Sustainable Infrastructure Capital, Inc., B. Riley Securities, Inc., Barclays Capital Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Nomura Securities International, Inc., SMBC Nikko Securities America, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.4 to the Registrant's Form 8-K (No. 001-35877), filed on February 23, 2023)
10.34	Amendment No. 4 to the At Market Issuance Sales Agreement, dated May 10, 2023, by and among Hannon Armstrong Sustainable Infrastructure Capital, Inc., B. Riley Securities, Inc., Barclays Capital Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, KeyBanc Capital Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Nomura Securities International, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.5 to the Registrant's Form 8-K (No. 001-35877), filed on May 11, 2023)
10.35	Amendment No. 5 to the At Market Issuance Sales Agreement, dated September 5, 2023, by and among Hannon Armstrong Sustainable Infrastructure Capital, Inc., B. Riley Securities, Inc., Barclays Capital Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, KeyBanc Capital Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Nomura Securities International, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.6 to the Registrant's Form 8-K (No. 001-35877), filed on September 5, 2023)
21.1*	List of subsidiaries of Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Exhibit Number	Exhibit Description
23.1*	Consent of Ernst & Young LLP for Hannon Armstrong Sustainable Infrastructure Capital, Inc.
24.1*	Power of Attorney (included on signature page)
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer pursuant to section 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002
32.2**	Certification of Chief Financial Officer pursuant to section 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002
97.1*	Hannon Armstrong Sustainable Infrastructure Capital, Inc. Recovery Policy Relating to Erroneously Awarded Incentive Compensation
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101 PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File Included as Exhibit 101 (embedded within the Inline XBRL document)

*   Filed herewith.

**   Furnished with this report.

Item 16.   Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANNON ARMSTRONG SUSTAINABLE
INFRASTRUCTURE CAPITAL, INC.
(Registrant)

Date: February 16, 2024

/s/ Jeffrey A. Lipson

Jeffrey A. Lipson
Chief Executive Officer and President

/s/ Marc T. Pangburn

Marc T. Pangburn
Chief Financial Officer and Executive Vice President

/s/ Charles W. Melko

Charles W. Melko
Chief Accounting Officer, Treasurer and Senior Vice President

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey A. Lipson, Marc T. Pangburn and Charles

W. Melko, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	
By: /s/ Jeffrey A. Lipson Jeffrey A. Lipson	President and Chief Executive Officer (Principal Executive Officer)	February 16, 2024
By: /s/ Marc T. Pangburn Marc T. Pangburn	Chief Financial Officer and Executive Vice President (Principal Financial Officer)	February 16, 2024
By: /s/ Charles W. Melko Charles W. Melko	Chief Accounting Officer, Treasurer and Senior Vice President (Principal Accounting Officer)	February 16, 2024
By: /s/ Jeffrey W. Eckel Jeffrey W. Eckel	Executive Chair of the Board	February 16, 2024
By: /s/ Lizabeth Ardisana Lizabeth Ardisana		February 16, 2024
By: /s/ Clarence D. Armbrister Clarence D. Armbrister		February 16, 2024
By: /s/ Teresa M. Brenner Teresa M. Brenner		February 16, 2024

Signatures	Title

February 16, 2024

By: /s/ Nancy C. Floyd

Nancy C. Floyd

By: /s/ Charles M. O'Neil   February 16, 2024

Charles M. O'Neil

By: /s/ Richard J. Osborne   February 16, 2024

Richard J. Osborne

By: /s/ Steven G. Osgood   February 16, 2024

Steven G. Osgood

By: /s/ Kimberly A. Reed   February 16, 2024

Kimberly A. Reed

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